

10012631

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC Mail Processing
Section

MAY 03 2010

Washington, DC
110

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

For the transition period from ________ to ________

Commission file number 1-9444

CEDAR FAIR, L.P.

(Exact name of registrant as specified in its charter)

DELAWARE	34-1560655
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Cedar Point Drive Sandusky, Ohio	44870-5259
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (419) 626-0830

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Units (Representing Limited Partner Interests)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Depositary Units held by non-affiliates of the Registrant based on the closing price of such units on June 26, 2009 of $10.56 per unit was approximately $563,031,469.

Number of Depositary Units representing limited partner interests outstanding as of February 15, 2010: 55,266,755

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the Registrant's definitive proxy statement for its annual meeting of unitholders to be held in May 2010, which will be filed by the Registrant within 120 days after the close of its 2009 fiscal year.

****

The Exhibit Index is located on page 58

CEDAR FAIR, L.P.

INDEX

		PAGE
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	11
Item 2.	Properties	11
Item 3.	Legal Proceedings	12
Item 4.	Submission of Matters to a Vote of Security Holders	13
PART II		
Item 5.	Market for Registrant's Depositary Units, Related Unitholder Matters and Issuer Purchases of Depositary Units	13
Item 6.	Selected Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	28
Item 8.	Financial Statements and Supplementary Data	29
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	51
Item 9A.	Controls and Procedures	51
Item 9B.	Other Information	53
PART III		
Item 10.	Directors, Executive Officers of Registrant and Corporate Governance	53
Item 11.	Executive Compensation	53
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters	53
Item 13.	Certain Relationships and Related Transactions, and Director Independence	54
Item 14.	Principal Accountant Fees and Services	54
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	55
Signatures		57
Exhibit Index		58
Consent		61
Certifications		62

PART I

ITEM 1. BUSINESS.

Introduction

Cedar Fair, L.P., together with its affiliated companies, (the "Partnership") is a publicly traded Delaware limited partnership formed in 1987 and managed by Cedar Fair Management, Inc., an Ohio corporation whose shares are held by an Ohio trust (the "General Partner"). The Partnership is one of the largest regional amusement park operators in the world and owns eleven amusement parks, six outdoor water parks, one indoor water park and five hotels.

In 2009, the Partnership entertained more than 21 million visitors. All of the Partnership's parks are family-oriented, with recreational facilities for people of all ages, and provide clean and attractive environments with exciting rides and entertainment. The amusement parks include: Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio; Kings Island near Cincinnati, Ohio; Canada's Wonderland near Toronto, Canada; Dorney Park & Wildwater Kingdom ("Dorney Park"), located near Allentown in South Whitehall Township, Pennsylvania; Valleyfair, located near Minneapolis/St. Paul in Shakopee, Minnesota; Michigan's Adventure located near Muskegon, Michigan; Kings Dominion near Richmond, Virginia; Carowinds in Charlotte, North Carolina; Worlds of Fun located in Kansas City, Missouri; Knott's Berry Farm, located near Los Angeles in Buena Park, California; and California's Great America ("Great America") located in Santa Clara, California. Additionally, the Partnership has a management contract for Gilroy Gardens Family Theme Park in Gilroy, California.

The Partnership also owns and operates the Castaway Bay Indoor Waterpark Resort in Sandusky, Ohio, and six separate-gated outdoor water parks. Three of the outdoor water parks are located adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun, the fourth is located near San Diego, the fifth is in Palm Springs, California, and the sixth is Geauga Lake's Wildwater Kingdom ("Geauga Lake") located near Cleveland in Aurora, Ohio. All rides and attractions at the amusement and water parks are owned and operated by the Partnership.

The Partnership's seasonal amusement parks are generally open during weekends beginning in April or May, and then daily from Memorial Day until Labor Day, after which they are open during weekends in September and, in most cases, October. The six outdoor water parks also operate seasonally, generally from Memorial Day to Labor Day, plus some additional weekends before and after this period. As a result, virtually all of the operating revenues of these parks are generated during an approximate 130 to 140-day operating season. Both Knott's Berry Farm and Castaway Bay Resort are open daily on a year-round basis. Castaway Bay's indoor water park is open daily generally from Memorial Day to Labor Day, plus a limited daily schedule for the balance of the year. Each park charges a basic daily admission price, which allows unlimited use of most rides and attractions.

The demographic groups that are most important to the parks are young people ages 12 through 24 and families. Families are believed to be attracted by a combination of rides and live entertainment and the clean, wholesome atmosphere. Young people are believed to be attracted by the action-packed rides. During their operating season, the parks conduct active television, radio, newspaper and internet advertising campaigns in their major market areas geared toward these two groups.

Agreement with Private Equity Firm

On December 16, 2009, the Partnership and its general partner entered into a merger agreement with Siddur Holdings, Ltd., a New York corporation (now known as Cedar Holdco Ltd), and Siddur Merger Sub, LLC, a Delaware limited liability company (now known as Cedar Merger Sub LLC), both affiliates of Apollo Global Management (Apollo), providing for Siddur Merger Sub, LLC to be merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Siddur Holdings, Ltd. Under terms of the agreement, at the effective time of the merger, each holder of Partnership units will receive $11.50 in cash for each outstanding unit held by that unitholder, subject to certain provisions stated in the merger agreement, and those units will be cancelled. Following the merger, the Partnership will cease to be an independent, publicly traded limited partnership, and unitholders will have no further interest in the Partnership.

The adoption of the merger agreement and approval of the transactions contemplated therein require the affirmative vote of holders representing two-thirds of the outstanding units. On February 10, 2010, the Partnership filed a definitive proxy statement with the Securities and Exchange Commission ("SEC"), which provides a detailed description of the merger agreement. The special meeting of unitholders to consider and vote on the transaction is scheduled for March 16, 2010, and unitholders of record as of the close of business on February 12, 2010 are entitled to vote. Please refer to the proxy statement for a full discussion of the proposed transaction.

The Partnership expects that the transaction will be completed in the second quarter of 2010, subject to satisfaction or waiver of closing conditions, including unitholder approval as discussed above. If the merger is not completed for any reason, the Partnership will remain an independent public company and its units will continue to be listed and traded on the New York Stock Exchange under the symbol "FUN".

Description of Parks

Cedar Point

Cedar Point, which was first developed as a recreational area in 1870, is located on a peninsula in Sandusky, Ohio bordered by Lake Erie and Sandusky Bay, approximately 60 miles west of Cleveland and 100 miles southeast of Detroit. Cedar Point is believed to be the largest seasonal amusement park in the United States, measured by the number of rides and attractions and the hourly ride capacity, and has been named the Best Amusement Park in the World for twelve consecutive years by *Amusement Today's* international survey. It serves a six-state region in the Midwestern United States, which includes nearly all of Ohio and Michigan, western Pennsylvania and New York, northern West Virginia and Indiana, and southwestern Ontario, Canada. The park's total market area includes approximately 26 million people, and the major areas of dominant influence in this market area, which are Cleveland, Detroit, Toledo, Akron, Columbus, Grand Rapids, Flint, and Lansing, include approximately 15 million people.

Located adjacent to the park is "Soak City," a separate-gated water park that features more than 20 water rides and attractions, as well as "Challenge Park," which features several extra-charge attractions including two 18-hole themed miniature golf courses and two go-kart tracks.

Cedar Point also owns and operates four hotel facilities. The park's only year-round hotel is Castaway Bay Indoor Waterpark Resort, an indoor water park resort, which is located at the Causeway entrance to the park. Castaway Bay features a tropical Caribbean theme with 237 hotel rooms centered around a 38,000-square-foot indoor water park. The park's largest hotel, the historic Hotel Breakers, has more than 600 guest rooms. Hotel Breakers has various dining and lounge facilities, a private beach, lake swimming, a conference/meeting center, one indoor pool and two outdoor pools. Located near the Causeway entrance to the park is Breakers Express, a 350-room, limited-service seasonal hotel. In addition to the Hotel Breakers and Breakers Express, Cedar Point offers the lakefront Sandcastle Suites Hotel, which features 187 suites, a courtyard pool, tennis courts and a contemporary waterfront restaurant.

Cedar Point also owns and operates the Cedar Point Marina, Castaway Bay Marina and Camper Village. Cedar Point Marina is one of the largest full-service marinas on the Great Lakes and provides dockage facilities for more than 740 boats, including floating docks and full guest amenities. In addition, Cedar Point Marina features a Famous Dave's Bar-B-Que restaurant and an upscale seafood restaurant, called Bay Harbor, both of which are accessible by the general public. Castaway Bay Marina is a full-service marina featuring 160 slips and full guest amenities. Camper Village includes campsites for more than 100 recreational vehicles and Lighthouse Point which offers lakefront cottages, cabins and full-service recreation vehicle campsites.

The Partnership, through a wholly owned subsidiary, owns and operates the Cedar Point Causeway across Sandusky Bay. This Causeway is a major access route to Cedar Point. The Partnership also owns dormitory facilities located near the park that house up to 3,300 of the park's approximately 3,800 seasonal and part-time employees.

Knott's Berry Farm

Knott's Berry Farm, located near Los Angeles in Buena Park, California, first opened in 1920 and was acquired by the Partnership late in 1997. The park is one of several year-round theme parks in Southern California and serves a total market area of approximately 20 million people centered in Orange County and a large national and international tourism population.

The park is renowned for its seasonal events, including a special Christmas promotion, "Knott's Merry Farm," and a Halloween event called "Knott's Scary Farm," which has been held for more than 30 years and is annually rated one of the best Halloween events in the industry by *Amusement Today's* international survey.

The Partnership also owns and operates three water parks in California. Adjacent to Knott's Berry Farm is "Knott's Soak City-Orange County," a separate-gated seasonal water park that features more than 20 water rides and attractions. Just south of San Diego in Chula Vista, California is "Knott's Soak City-San Diego," a seasonal water park which offers its guests more than 20 water rides and attractions. "Knott's Soak City-Palm Springs" is a 16-acre seasonal water park, located in Palm Springs, California, that offers 20 separate water rides and attractions, including 13 water slides, a giant wave pool, a lazy river inner tube ride and a children's activity area, as well as various food and merchandise shops.

The Partnership also owns and operates the Knott's Berry Farm Resort Hotel, a 320-room, full-service hotel located adjacent to Knott's Berry Farm, which features a pool, tennis courts and meeting/banquet facilities.

Canada's Wonderland

Canada's Wonderland, a combination amusement and water park located near Toronto in Vaughan, Ontario, first opened in 1981 and was acquired by the Partnership in June of 2006. It is one of the most attended regional amusement parks in North America. Canada's Wonderland is in a culturally diverse metropolitan market with large populations of different ethnicities and national origins. Each year, more than 20 cultural festivals featuring renowned music artists from across the world perform in the Kingswood Music Theatre located within the park. The park's total market area includes approximately 9 million people.

Kings Island

Kings Island, a combination amusement and water park located near Cincinnati, Ohio, first opened in 1972 and was acquired by the Partnership in June of 2006. Kings Island is one of the largest seasonal amusement parks in the United States, measured by the number of rides and attractions and the hourly ride capacity. The park has received recognition for the Best Kids' Area in the World for nine consecutive years and its 2009 steel roller-coaster, Diamondback, was voted second best new ride for 2009 by *Amusement Today's* international survey.

The park's total market area includes approximately 15 million people, and the major areas of dominant influence in this market area, which are Cincinnati, Dayton and Columbus, Ohio, Louisville and Lexington, Kentucky, and Indianapolis, Indiana, include approximately 8 million people.

Dorney Park

Dorney Park, a combination amusement and water park located near Allentown in South Whitehall Township, Pennsylvania, was first developed as a summer resort area in 1884 and was acquired by the Partnership in 1992. Dorney Park is one of the largest amusement parks in the Northeastern United States and serves a total market area of approximately 35 million people. The park's major markets include Philadelphia, New Jersey, New York City, Lancaster, Harrisburg, York, Scranton, Wilkes-Barre, Hazleton and the Lehigh Valley.

Kings Dominion

Kings Dominion, a combination amusement and water park located near Richmond, Virginia, first opened in 1975 and was acquired by the Partnership in June of 2006. The park's total market area includes approximately 19 million people and the major areas of dominant influence in this market area, which are Richmond and Norfolk, Virginia, Raleigh, North Carolina, Baltimore, Maryland and Washington, D.C, include approximately 12 million people.

Additionally, the park offers Kings Dominion Campground, a camping area featuring a swimming pool, playground, volleyball courts, miniature golf, and laundry facilities. The campground also offers a free shuttle service between the campground and amusement park.

The Partnership also owns a dormitory facility located adjacent to the park that houses up to 440 of the park's approximately 3,800 seasonal employees.

Carowinds

Carowinds, a combination amusement and water park located in Charlotte, North Carolina, first opened in 1973 and was acquired by the Partnership in June of 2006. Carowinds' major markets include Charlotte, Greensboro, and Raleigh, North Carolina as well as Greenville and Columbia, South Carolina. The park's total market area includes approximately 14 million people.

The park also offers Camp Wilderness Resort, a camping area that offers a convenience and merchandise store, laundry facilities, a swimming pool, miniature golf, shuffleboard, and sand volleyball courts. The campground has more than 140 RV sites and 57 spacious tent and pop-up sites. The campground also offers a free shuttle service between the campground and amusement park.

California's Great America

California's Great America, a combination amusement and water park located in Santa Clara, California, first opened in 1976 and was acquired by the Partnership in June of 2006. The park's total market area includes approximately 13 million people and draws its visitors primarily from San Jose, San Francisco, Sacramento, Modesto and Monterey, among other cities in northern California.

Valleyfair

Valleyfair, which opened in 1976 and was acquired by the Partnership's predecessor in 1978, is a combination amusement and water park located near Minneapolis-St. Paul in Shakopee, Minnesota. It is the largest amusement park in Minnesota. Valleyfair's market area is centered in Minneapolis-St. Paul, which has a population of approximately 3 million, but the park also draws visitors from other areas in Minnesota and surrounding states with a combined population base of 9 million people.

The Partnership also owns a dormitory facility located adjacent to the park that houses up to 420 of the park's approximately 1,700 seasonal employees.

Worlds of Fun

Worlds of Fun, which opened in 1973, and Oceans of Fun, the adjacent separate-gated water park that opened in 1982, were acquired by the Partnership in 1995. Located in Kansas City, Missouri, Worlds of Fun serves a total market area of approximately 7 million people centered in Kansas City, but also including most of Missouri, as well as portions of Kansas and Nebraska. In 2009, Worlds of Fun introduced Prowler, a new wooden roller coaster, which was voted best new ride of 2009 by *Amusement Today's* international survey.

The park also features Worlds of Fun Village, an upscale camping area that offers overnight guest accommodations next to the park in 20 wood-side cottages, 22 log cabins and 80 deluxe RV sites. Also, included within the Village is a clubhouse with a swimming pool and arcade games.

Oceans of Fun, which requires a separate admission fee, is located adjacent to Worlds of Fun and features a wide variety of water attractions.

Michigan's Adventure

Michigan's Adventure, which was acquired by the Partnership in 2001, is the largest amusement park in Michigan. The combination amusement and water park located near Muskegon, Michigan serves a total market area of approximately 5 million people, principally from central and western Michigan and eastern Indiana.

Geauga Lake's Wildwater Kingdom

Geauga Lake's Wildwater Kingdom (Geauga Lake), near Cleveland, Ohio, was first developed as a recreational area in 1888, and was acquired by the Partnership in 2004. This family-oriented water park serves a total market area of approximately 17 million people. The park's major markets include Cleveland, Akron and Youngstown.

WORKING CAPITAL AND CAPITAL EXPENDITURES

During the operating season, the Partnership carries significant receivables and inventories of food and merchandise, as well as payables and payroll-related accruals. Amounts are substantially reduced in non-operating periods. Seasonal working capital needs are funded with revolving credit facilities, which are established at levels sufficient to accommodate the Partnership's peak borrowing requirements in April and May as the seasonal parks complete preparations for opening. Revolving credit borrowings are reduced daily with the Partnership's strong positive cash flow during the seasonal operating period.

The Partnership believes that annual park attendance is influenced to some extent by the investment in new attractions from year to year. Capital expenditures are planned on a seasonal basis with the majority of such capital expenditures made in the period from October through May, prior to the beginning of the peak operating season. Capital expenditures made in a calendar year may differ materially from amounts identified with a particular operating season because of timing considerations such as weather conditions, site preparation requirements and availability of ride components, which may result in accelerated or delayed expenditures around calendar year-end.

COMPETITION

In general, the Partnership competes for discretionary spending with all phases of the recreation industry within its primary market areas, including several destination and regional amusement parks. The Partnership also competes with other forms of entertainment and recreational activities, including movies, sports events, restaurants and vacation travel.

The principal competitive factors in the amusement park industry include the uniqueness and perceived quality of the rides and attractions in a particular park, its proximity to metropolitan areas, the atmosphere and cleanliness of the park, and the quality and variety of the food and entertainment available. The Partnership believes that its amusement parks feature a sufficient quality and variety of rides and attractions, restaurants, gift shops and family atmosphere to make them highly competitive with other parks and forms of entertainment.

GOVERNMENT REGULATION

All rides are run and inspected daily by both the Partnership's maintenance and ride operations personnel before being put into operation. The parks are also periodically inspected by the Partnership's insurance carrier and, at all parks, except Valleyfair, by state ride-safety inspectors. Valleyfair contracts with a third party to inspect its rides per Minnesota law and submits the third-party report to the state agency.

EMPLOYEES

The Partnership has approximately 1,700 full-time employees. During the peak operating season, it has approximately 34,600 seasonal and part-time employees, most of whom are high school and college students. Approximately 3,300 of Cedar Point's seasonal employees, 400 of Valleyfair's seasonal employees, and 440 of Kings Dominion's seasonal employees live in dormitories owned by the Partnership. The Partnership maintains training programs for all new employees and believes that its relations with its employees are good.

SUPPLEMENTAL ITEM. Executive Officers of Cedar Fair

Name	Age	Position with General Partner
Richard L. Kinzel	69	Dick Kinzel has served as Chairman since 2003 and President and Chief Executive Officer since 1986. Mr. Kinzel has been employed by the Partnership or its predecessor since 1972, and from 1978 to 1986 he served as vice president and general manager of Valleyfair.
Jacob T. Falfas	58	Jack Falfas has served as Chief Operating Officer since April 2005. Prior to that, he served as Vice President & General Manager of West Coast Operations from 2001 through 2005 and as Vice President & General Manager of Knott's Berry Farm from December 1997 through 2000.
Peter J. Crage	48	Peter Crage has served as Corporate Vice President of Finance and Chief Financial Officer since July 2005. In August 2004, he rejoined Cedar Fair to serve as Vice President and Corporate Controller after having served as Vice President of Finance at Delaware North Companies in their Parks and Resorts Division. Prior to that Mr. Crage served as Corporate Treasurer of Cedar Fair from 1999 to 2002.
Robert A. Decker	49	Rob Decker has served as Corporate Vice President of Planning & Design since the end of 2002. Prior to that, he served as Corporate Director of Planning and Design since 1999.
Craig J. Freeman	56	Craig Freeman has served as Vice President of Administration since September 2005. Prior to that, he served as Vice President and General Manager of Knott's Camp Snoopy at the Mall of America from 1996 through 2005.
Duffield E. Milkie	44	Duffield Milkie has served as Corporate Vice President — General Counsel since February 2008. Prior to that, he was a partner in the law firm of Wickens, Herzer, Panza, Cook, & Batista since 1998.
Brian C. Witherow	43	Brian Witherow has served as Vice President and Corporate Controller since July 2005. Prior to that, he served as Corporate Treasurer from May 2004 to June 2005 and as Corporate Director of Investor Relations from 1995 through 2004.
H. Philip Bender	54	Phil Bender has served as a Regional Vice President since June 2006. Prior to that, he served as Vice President & General Manager of Worlds of Fun / Oceans of Fun since the end of 2000.
Richard A. Zimmerman	49	Richard Zimmerman has served as Regional Vice President since June 2007. Prior to that, he served as Vice President and General Manager of Kings Dominion since 1998.

AVAILABLE INFORMATION

Copies of the Partnership's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and all amendments to those reports as filed or furnished with the SEC are available without charge upon written request to the Partnership's Investor Relations Office or through its web site (www.cedarfair.com).

You may read and copy any materials filed with the SEC at the SEC's Public Reference Room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains the Partnership's reports, proxy statements and other information.

ITEM 1A. RISK FACTORS.

Risks Related to Our Business

The consummation of our proposed merger with affiliates of Apollo is not certain, and its delay or failure could adversely affect our business and the price of our units.

Completion of the merger is subject to the satisfaction of various conditions, including adoption of the merger by an affirmative vote of two-thirds of our outstanding units. We cannot guarantee that the closing conditions will be satisfied or that the merger will be completed. If our unitholders do not approve the merger, we may be required to pay the affiliates of Apollo for their documented out-of-pocket expenses in connection with the merger agreement up to $6,500,000. In addition, the current market price of our units may reflect a market assumption that the merger will occur, and failure to complete the merger could result in a decline in the market price of our units.

Continued uncertainty about the proposed merger may adversely impact our business and financial condition. We have incurred, and continue to incur, substantial costs in connection with the proposed merger. These costs are primarily associated with fees of attorneys, accountants and financial advisors. While the merger is pending, we are subject to restrictions contained in the merger agreement on the conduct of our business, particularly with respect to capital structure. Until the closing of the merger, management must continue to dedicate substantial time and resources to the proposed merger, and employees may experience uncertainty about their future which may harm our ability to retain key individuals and hire new employees all of which could negatively impact business.

The terms of our credit agreement could, under certain circumstances, impose limitations upon our activities.

The agreement governing our term debt and our revolving credit facilities includes covenants that under some circumstances could limit, among other things, our ability to: incur additional debt; pay distributions to our unitholders; create liens; make certain investments; consolidate or transfer assets; and enter into certain transactions with our affiliates.

Our credit agreement also requires us to maintain specified financial ratios and satisfy certain other financial tests. A breach of any of these covenants for any reason, including a decline in operating results due to economic conditions, could result in an event of default under our credit agreement. If an event of default occurs and continues, our lenders could elect to cause our outstanding debt to become immediately due and payable, requiring it to be refinanced under market conditions at that time. The most critical of these ratios is the Consolidated Leverage Ratio. At December 31, 2009, this ratio, as set forth in our credit agreement, decreased to 5.25x debt-to-EBITDA. To the extent that our 2010 operating results fall below 2009 levels, our ability to satisfy the Consolidated Leverage Ratio, which steps down again at December 31, 2010 to 5.00x consolidated total debt (excluding revolving debt)-to-EBITDA, could be difficult.

Based on 2009 results, our consolidated total debt (excluding revolving debt)-to-EBITDA ratio was 5.14x at December 31, 2009 and in compliance with the covenant. We were in compliance with all other terms of the credit agreement as well as of year-end.

Our credit agreement contains certain restrictions that if not met, may limit our ability to reinstate future distributions.

Our credit agreement governs, among other things, the amount of distributions we are permitted to pay to unitholders. Certain restrictions exist when cash flow from operations, although positive, is below the levels required by the credit agreement. Also, we are required to meet certain debt to EBITDA levels to establish, maintain or increase our distribution. During the fourth quarter of 2009, we indefinitely suspended our distribution. Our ability to reinstate the distribution may be limited or impacted by these various restrictions which could negatively impact the market price of our units.

Our inability to reduce our total debt, as well as a deterioration of credit market conditions, could negatively impact our financial condition in the future.
As provided in our credit agreement, our revolving credit facilities mature in August 2011, while $645 million of our term debt matures in 2012 and $895 million matures in 2014. A failure to reduce our debt and reduce our leverage ratios, as well as a deterioration of current credit market conditions, could result in higher cash interest costs in the future and/or may limit our ability to refinance the debt.

We compete for discretionary spending with many other entertainment alternatives and are subject to factors that generally affect the recreation and leisure industry, including the current economic downturn.
Our parks compete for discretionary spending with other amusement, water and theme parks and with other types of recreational activities and forms of entertainment, including movies, sports events, restaurants and vacation travel. Our business is also subject to factors that generally affect the recreation and leisure industries and are not within our control. Such factors include, but are not limited to, general economic conditions, including relative fuel prices, and changes in consumer tastes and spending habits. The difficult regional economic conditions and recessionary periods may adversely impact attendance figures and guest spending patterns at our parks, and disproportionately affect different segments of our target customers within our core markets. For example, group sales and season-pass sales, which represent a significant portion of our revenues, are disproportionately affected by general economic conditions. Both attendance and guest per capita spending at our parks are key drivers of our revenues and profitability, and reductions in either can directly and negatively affect revenues and profitability. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

The current negative economic conditions, such as higher unemployment rates, a constrained credit market and housing-related pressures, has affected our guests' levels of discretionary spending. A continued decrease in discretionary spending due to decreases in consumer confidence in the economy, a continued economic slowdown or further deterioration in the economy could adversely affect the frequency with which our guests choose to attend our amusement parks and the amount that our guests spend on our products when they visit. The continued materialization of these risks could lead to a decrease in our revenues, operating income and cash flows.

Bad or extreme weather conditions can adversely impact attendance at our parks, which in turn would reduce our revenues.
Because most of the attractions at our parks are outdoors, attendance at our parks can be adversely affected by continuous bad or extreme weather and by forecasts of bad or mixed weather conditions, which negatively affects our revenues. Although we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results, we believe that our operating results in 2009 were adversely affected by abnormally cold and wet weather in a number of our major U.S. markets.

The operating season at most of our parks is of limited duration, which can magnify the impact of adverse conditions or events occurring within that operating season.
Ten of our amusement parks are seasonal, generally operating during a portion of April or May, then daily from Memorial Day through Labor Day, and during weekends in September and, in most cases, October. Our water parks also operate seasonally, generally from Memorial Day through Labor Day and during some additional weekends before and after that period. Most of our revenues are generated during this 130 to 140-day annual operating season. As a result, when conditions or events described as risk factors occur during the operating season, particularly during the peak months of July and August or the important Fall season, there is only a limited period of time during which the impact of those conditions or events can be mitigated. Accordingly, such conditions or events may have a disproportionately adverse effect upon our revenues.

Unanticipated construction delays in completing capital improvement projects in our parks and resort facilities can adversely affect our revenues.
A principal competitive factor for an amusement park is the uniqueness and perceived quality of its rides and attractions in a particular market area. Accordingly, the regular addition of new rides and attractions is important, and a key element of our revenue growth is strategic capital spending on new rides and attractions. Any construction delays or ride down-time can adversely affect our attendance and our ability to realize revenue growth.

There is a risk of accidents occurring at amusement parks, which may reduce attendance and negatively impact our revenues.
All of our amusement parks feature thrill rides. Although we are safety conscious, there are inherent risks involved with these attractions, and an accident or a serious injury at any of our amusement parks may reduce attendance and result in decreased revenues.

In addition, accidents or injuries at parks operated by our competitors may influence the general attitudes of amusement park patrons and adversely affect attendance at our amusement parks.

We are subject to pending litigation that could delay or prevent the consummation of the proposed merger.
The Partnership, its general partner and its board of directors have been named as defendants in putative class actions filed in various jurisdictions in connection with the proposed merger. The plaintiffs in the litigation seek, among other things, injunctive relief to prevent the consummation of the merger. We believe the lawsuits are without merit and will defend them vigorously, but an unfavorable resolution of any such litigation could delay or prevent completion of the merger.

If we lose key personnel, our business may be adversely affected.
Our success depends in part upon a number of key employees, including our senior management team, whose members have been involved in the amusement park industry for an average of more than 20 years. The loss of the services of our key employees could have a materially adverse effect on our business. With the exception of four executive officers, we do not have employment agreements with our key employees.

Other factors, including local events, natural disasters and terrorist activities, can adversely impact park attendance and our revenues.
Lower attendance may result from various local events, natural disasters or terrorist activities, all of which are outside of our control.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Cedar Point and Soak City are located on approximately 365 acres, virtually all of which have been developed, owned by the Partnership on the Cedar Point peninsula in Sandusky, Ohio. The Partnership also owns approximately 100 acres of property on the mainland adjoining the approach to the Cedar Point Causeway. The Breakers Express hotel, the Castaway Bay Indoor Waterpark Resort and adjoining TGI Friday's restaurant, Castaway Bay Marina and two seasonal-employee housing complexes are located on this property.

The Partnership controls, through ownership or an easement, a six-mile public highway and owns approximately 38 acres of vacant land adjacent to this highway, which is a secondary access route to Cedar Point and serves about 250 private residences. The roadway is maintained by the Partnership pursuant to deed provisions. The Cedar Point Causeway, a four-lane roadway across Sandusky Bay, is the principal access road to Cedar Point and is owned by a subsidiary of the Partnership.

Knott's Berry Farm and Knott's Soak City, located in California, are situated on approximately 147 acres and 13 acres, respectively, virtually all of which have been developed. Knott's Soak City-San Diego is located on 60 acres, of which 27 acres have been developed and 33 acres remain available for future expansion. Knott's Soak City-Palm Springs is located on 23 acres, of which 17 acres have been developed and 6 acres remain available for future expansion.

Kings Island, located in Ohio, is situated on approximately 677 acres, of which 326 acres have been developed and 351 acres remain available for future expansion.

Canada's Wonderland, located near Toronto near Vaughn, Ontario, is situated on approximately 290 acres, virtually all of which have been developed. In 2009, the Partnership sold approximately 87 acres of property adjacent to the park to the Vaughan Health Campus of Care for net proceeds totaling $53.8 million.

At Kings Dominion, approximately 279 acres have been developed and 459 acres remain available for future expansion. Kings Dominion is located in Virginia.

Dorney Park, located in Pennsylvania, is situated on approximately 201 acres, of which 178 acres have been developed and 23 acres remain available for future expansion.

Carowinds, located in North Carolina, is situated on approximately 337 acres, of which 299 acres have been developed and 38 acres remain available for future expansion.

Valleyfair is situated on approximately 180 acres, of which 113 acres have been developed, and approximately 77 additional acres remain available for future expansion. Valleyfair is located in Minnesota.

Worlds of Fun, in Missouri, is located on approximately 350 acres, of which 250 acres have been developed and 100 acres remain available for future expansion or other uses.

Great America, located in California, is situated on approximately 181 acres, virtually all of which have been developed.

Michigan's Adventure, located in Michigan, is situated on approximately 250 acres, of which 119 acres have been developed and 131 acres remain available for future expansion.

At Geauga Lake, the Partnership owns approximately 671 total acres, of which 65 acres have been developed and are in use at the water park and an additional 35 acres are being held for future expansion. The remaining acreage is available for sale or for future development. Geauga Lake is located in Ohio.

The Partnership, through its subsidiary Cedar Point of Michigan, Inc., also owns approximately 450 acres of land in southern Michigan.

All of the Partnership's property is owned in fee simple, with the exception of Great America in Santa Clara, California, and encumbered by the August 12, 2009 Amended Agreement. The Partnership leases this land from the City of Santa Clara through a long-term lease agreement that automatically renews through 2039 with options to terminate at the Partnership's discretion. The Partnership considers its properties to be well maintained, in good condition and adequate for its present uses and business requirements.

ITEM 3. LEGAL PROCEEDINGS.

Litigation related to the pending merger of the Company

Erie County, Ohio Lawsuits

On January 26, 2010, a Consolidated Amended Class Action Complaint (the "Amended Complaint") was filed in the Common Pleas Court of Erie County, on behalf of eighteen individual unitholders and all other unitholders of the Partnership, against the Partnership, the Board of Directors and the General Partner of the Partnership (collectively, the "Cedar Fair Defendants") and Apollo Global Management. The Amended Complaint alleges that the proposed transaction resulted from an unfair and inadequate process and offers an inadequate price. The Amended Complaint further alleges that the preliminary proxy statement regarding the merger on Schedule 14A (the "Preliminary Proxy"), filed with the Securities and Exchange Commission on January 8, 2010, was materially incomplete and misleading and omitted or misstated necessary information. Plaintiffs seek, among other things, an injunction preventing the consummation of the merger.

The Cedar Fair Defendants filed a motion to dismiss the Amended Complaint on February 9, 2010. The motion is currently pending. On February 19, 2010, plaintiffs filed a Motion For Preliminary Injunction based on their claim that the Preliminary Proxy was materially incomplete and misleading and omitted or misstated necessary information. A preliminary injunction hearing has been scheduled for March 10, 2010.

Delaware Lawsuit

On January 20, 2010, an additional putative class action was commenced in the Delaware Court of Chancery by Ruth Walton, a purported unitholder, on behalf of herself and all other unitholders of the Partnership, against the Cedar Fair Defendants, and Apollo Global Management and certain Apollo affiliates, seeking to enjoin the merger on fiduciary duty grounds and making price, process and disclosure allegations similar to those set forth in the Ohio action described above.

On January 29, 2010, the Delaware Court of Chancery granted the Cedar Fair Defendant's and Apollo Global Management's request for a stay of the Delaware case.

Northern District of Ohio Lawsuit

On February 5, 2010, an additional putative class action was commenced in the United States District Court for the Northern District of Ohio by Leo Mortiz, a purported unitholder, on behalf of himself and all other unitholders of the Partnership, against the Cedar Fair Defendants seeking to enjoin the merger and alleging that the preliminary proxy is materially misleading in violation of Section 14(a) of the Exchange Act. An amended complaint was filed on February 19, 2010, which is identical to the originally filed complaint except that its claims relate to the definitive proxy filed on February 10, 2010. The Cedar Fair Defendants have not been served with either complaint.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S DEPOSITARY UNITS, RELATED UNITHOLDER MATTERS AND ISSUER PURCHASES OF DEPOSITARY UNITS.

Cedar Fair, L.P. Depositary Units representing limited partner interests are listed for trading on The New York Stock Exchange under the symbol "FUN." As of January 31, 2010, there were approximately 8,200 registered holders of Cedar Fair, L.P. Depositary Units, representing limited partner interests. Attention is directed to Item 12 in this Form 10-K for information regarding the Partnership's equity incentive plans. The cash distributions declared and the high and low prices of the Partnership's units are shown in the table below:

2009	Distribution	High	Low
4th Quarter	$ 0.250	$ 11.41	$ 6.03
3rd Quarter	$ 0.250	12.00	9.39
2nd Quarter	$ 0.250	12.55	8.71
1st Quarter	$ 0.480	14.10	5.75

2008	Distribution	High	Low
4th Quarter	$ 0.480	$ 21.00	$ 11.25
3rd Quarter	$ 0.480	23.57	16.14
2nd Quarter	$ 0.480	25.00	18.94
1st Quarter	$ 0.475	24.50	19.25

Our 2009 Amended Credit Agreement includes customary covenants to monitor operating performance, as well as liquidity ratios that govern our partnership distributions. The most restrictive of these ratios is the Maximum Consolidated Leverage Ratio which applies only to the ability to declare and pay distributions. At December 31, 2009, this ratio set forth in the 2009 Amended Agreement decreased to 4.75x consolidated total debt (excluding revolving debt)-to-EBITDA, and as of such date, our consolidated total debt (excluding revolving debt)-to-EBITDA was 5.14x. Based on our 2009 results, we do not meet this covenant and distributions were suspended as of December 31, 2009.

Unitholder Return Performance Graph

The graph below shows a comparison of the five-year cumulative total return (assuming all distributions/ dividends reinvested) on Cedar Fair limited partnership units, the S&P 500 Index, the S&P 400 Index and the S&P – Movies and Entertainment Index, assuming investment of $100 on December 31, 2004.



	Base Period 2004	Return 2005	Return 2006	Return 2007	Return 2008	Return 2009
Cedar Fair, L.P.	100.00	91.93	98.36	78.13	50.79	52.56
S&P 500	100.00	104.91	121.48	128.14	80.73	102.10
S&P 400	100.00	112.56	124.17	134.08	85.50	117.46
S&P Movies and Entertainment	100.00	88.32	113.28	102.48	59.57	87.95

ITEM 6. SELECTED FINANCIAL DATA.

	2009	2008	2007	2006 [1]	2005
	(In thousands, except per unit and per capita amounts)				
Operating Data					
Net revenues	$ 916,075	$ 996,232	$ 986,973	$ 831,389	$ 568,707
Operating income	185,543	133,923	154,571	219,496	137,322
Income before taxes	50,407	4,771	9,738	126,564	111,576
Net income (loss)	35,429	5,706	(4,491)	87,477	160,852
Net income (loss) per unit - basic	0.64	0.10	(0.08)	1.62	3.00
Net income (loss) per unit - diluted	0.63	0.10	(0.08)	1.59	2.93
Financial Position					
Total assets	$ 2,145,439	$ 2,186,083	$ 2,418,668	$ 2,510,921	$ 1,024,794
Working capital (deficit)	(70,212)	(50,705)	(59,960)	(54,750)	(90,123)
Long-term debt	1,626,346	1,724,075	1,752,911	1,777,163	470,850
Partners' equity	127,862	106,786	285,092	410,615	434,234
Distributions					
Declared per limited partner unit [2]	$ 1.23	$ 1.92	$ 1.90	$ 1.41	$ 1.84
Paid per limited partner unit	1.23	1.92	1.90	1.87	1.83
Other Data					
Depreciation and amortization	$ 132,745	$ 125,838	$ 130,623	$ 90,703	$ 55,765
Adjusted EBITDA [3]	299,908	355,890	340,668	310,274	194,200
Capital expenditures	69,136	83,481	78,522	59,458	75,655
Combined attendance [4]	21,136	22,720	22,113	19,317	12,738
Combined in-park guest per capita spending [5]	$ 39.56	$ 40.13	$ 40.60	$ 38.71	$ 37.68

Notes:

(1) Operating results for the Paramount Parks are included for the period subsequent to their acquisition date in June 2006.

(2) The declaration of the 2006 fourth quarter distribution, which was payable February 15, 2007, did not occur until January 2007. Therefore, 2006 distributions declared reflect only three quarterly distribution declarations, while four quarterly payments were made in the year.

(3) Adjusted EBITDA represents earnings before interest, taxes, depreciation, and certain other non-cash costs. Adjusted EBITDA is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income or cash flows from operating activities computed in accordance with GAAP. We believe that Adjusted EBITDA is a meaningful measure of park-level operating profitability because we use it for measuring returns on capital investments, evaluating potential acquisitions, determining awards under incentive compensation plans, and calculating compliance with certain loan covenants. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. A reconciliation of Adjusted EBITDA to net income (the most comparable financial measure) is provided below.

	2009	2008	2007	2006	2005
			(in thousands)		
Net income (loss)	$ 35,429	$ 5,706	$ (4,491)	$ 87,477	$160,852
Provision (benefit) for taxes	14,978	(935)	14,229	39,087	(49,276)
Other (income) expense	1,260	(409)	(735)	(59)	(459)
Net change in fair value of swaps	9,170	-	-	-	-
Loss on early extinguishment of debt	-	-	-	4,697	-
Interest expense	124,706	129,561	145,568	88,294	26,205
Depreciation and amortization	132,745	125,838	130,623	90,703	55,765
Equity-based compensation	(26)	716	576	75	1,113
Loss on impairment of goodwill and other intangibles	4,500	86,988	-	-	-
Loss on impairment / retirement of fixed assets	244	8,425	54,898	-	-
Gain on sale of other assets	(23,098)	-	-	-	-
Adjusted EBITDA	$299,908	$355,890	$340,668	$310,274	$194,200

(4) Combined attendance includes attendance figures from the eleven amusement parks, six separately gated outdoor water parks, and Star Trek: The Experience, which closed in September 2008. Attendance for the Paramount Parks is included for the period subsequent to their acquisition in June 2006.

(5) Combined guest per capita spending includes all amusement park, outdoor water park, causeway tolls and parking revenues for the amusement park and water park operating seasons. Revenues from indoor water park, hotel, campground, marina and other out-of-park operations are excluded from per capita statistics.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Business Overview

We generate our revenues primarily from sales of (1) admission to our parks, (2) food, merchandise and games inside our parks, and (3) hotel rooms, food and other attractions outside our parks. Our principal costs and expenses, which include salaries and wages, advertising, maintenance, operating supplies, utilities and insurance, are relatively fixed and do not vary significantly with attendance.

In order to efficiently manage our properties, we created regional designations for our parks. The northern region, which is the largest, includes Cedar Point and the adjacent Soak City water park, Kings Island, Canada's Wonderland, Dorney Park, Valleyfair, Geauga Lake and Michigan's Adventure. The southern region includes Kings Dominion, Carowinds, Worlds of Fun and Oceans of Fun. Finally, our western region includes Knott's Berry Farm, Great America and the Soak City water parks located in Palm Springs, San Diego and adjacent to Knott's Berry Farm. This region also includes the management contract with Gilroy Gardens Family Theme Park in Gilroy, California and Star Trek: The Experience (Star Trek), an interactive adventure in Las Vegas, which closed to the public on September 2, 2008 after management concluded it would not renew a contract scheduled to expire on December 31, 2008. The results of operations of Star Trek are not material to the consolidated financial statements.

Agreement with Private Equity Firm

On December 16, 2009, the Partnership and its general partner entered into a merger agreement with Siddur Holdings, Ltd., a New York corporation (now known as Cedar Holdco Ltd), and Siddur Merger Sub, LLC, a Delaware limited liability company (now known as Cedar Merger Sub LLC), both affiliates of Apollo, providing for Siddur Merger Sub, LLC to be merged with and into the Partnership, and if requested by Siddur Holdings, Ltd., for the Partnership to be converted to a limited liability company, with the Partnership surviving as a wholly owned subsidiary of Siddur Holdings, Ltd. Under terms of the agreement, at the effective time of the merger, each holder of Partnership units will receive $11.50 in cash for each outstanding unit held by that unitholder, subject to certain provisions stated in the merger agreement, and those units will be cancelled. Following the merger, the Partnership will cease to be an independent, publicly traded limited partnership, and unitholders will have no further interest in the Partnership.

The adoption of the merger agreement and approval of the transactions contemplated therein require the affirmative vote of holders representing two-thirds of the outstanding units. On February 10, 2010, the Partnership filed a definitive proxy statement with the SEC, which provides a detailed description of the merger agreement. The special meeting of unitholders to consider and vote on the transaction is scheduled for March 16, 2010, and unitholders of record as of the close of business on February 12, 2010 are entitled to vote. Please refer to the proxy statement for a full discussion of the proposed transaction.

The Partnership expects that the transaction will be completed in the second quarter of 2010, subject to satisfaction or waiver of closing conditions, including unitholder approval as discussed above. If the merger is not completed for any reason, the Partnership will remain an independent public company and its units will continue to be listed and traded on the New York Stock Exchange under the symbol "FUN".

The merger agreement contains customary restrictions on the operations of the Company prior to the consummation of the transaction, including certain restrictions related to the incurrence of debt and capital expenditures.

The following table presents certain financial data expressed as a percent of total net revenues and selective statistical information for the periods indicated.

For the years ended December 31,	2009		2008		2007	
	(In millions)		*(In millions)*		*(In millions)*	
Net revenues:						
Admissions	$532.8	58.2%	$566.3	56.9%	$552.1	55.9%
Food, merchandise and games	316.4	34.5%	355.9	35.7%	360.1	36.5%
Accommodations and other	66.9	7.3%	74.0	7.4%	74.8	7.6%
Net revenues	916.1	100.0%	996.2	100.0%	987.0	100.0%
Cash operating costs and expenses	616.2	67.3%	640.3	64.3%	646.3	65.5%
Adjusted EBITDA [(1)]	299.9	32.7%	355.9	35.7%	340.7	34.5%
Depreciation and amortization	132.8	14.5%	125.9	12.6%	130.6	13.2%
Equity-based compensation	-	0.0%	0.7	0.1%	0.6	0.1%
Loss on impairment of goodwill and other intangibles	4.5	0.5%	87.0	8.7%	-	0.0%
Loss on impairment / retirement of fixed assets	0.2	0.0%	8.4	0.9%	54.9	5.6%
(Gain) on sale of other assets	(23.1)	(2.5%)	-	0.0%	-	0.0%
Operating income	185.5	20.2%	133.9	13.4%	154.6	15.7%
Interest and other expense, net	126.0	13.8%	129.1	12.9%	144.9	14.8%
Net change in fair value of swaps	9.2	1.0%	-	0.0%	-	0.0%
Provision (benefit) for taxes	14.9	1.6%	(0.9)	(0.1%)	14.2	1.4%
Net income (loss)	$ 35.4	3.9%	$ 5.7	0.6%	$ (4.5)	(0.5%)
Selective Statistical Information:						
Combined attendance (in thousands)	21,136		22,720		22,113	
Combined in-park guest per capita	$ 39.56		$ 40.13		$ 40.60	

(1) Adjusted EBITDA represents earnings before interest, taxes, depreciation, and certain other non-cash costs. For additional information regarding Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income (the most comparable financial measure), see Note 3 in Item 6, "Selected Financial Data," on page 15.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make judgments, estimates and assumptions during the normal course of business that affect the amounts reported in the Consolidated Financial Statements and related notes. The following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and operating results or involve a higher degree of judgment and complexity (see Note 2 to our Consolidated Financial Statements for a complete discussion of our significant accounting policies). Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties, and, as a result, actual results could differ from these estimates and assumptions.

Property and Equipment

Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each subsequent business acquisition. The unit method is used for all individual assets purchased.

Impairment of Long-Lived Assets

The carrying values of long-lived assets, including property and equipment, are reviewed whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the assets, including disposition, are less than the carrying value of the assets. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level (park level) for which identifiable, independent cash flows are available.

The determination of both undiscounted and discounted cash flows requires management to make significant estimates and consider an anticipated course of action as of the balance sheet date. Subsequent changes in estimated undiscounted and discounted cash flows arising from changes in anticipated actions could impact the determination of whether impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact the consolidated financial statements.

Long-Lived Intangible Assets

Goodwill and indefinite-lived trade-names are reviewed for impairment annually, or more frequently if indicators of impairment exist. Goodwill and trade-names have been assigned at the reporting unit, or park level, for purposes of impairment testing. Goodwill related to parks acquired prior to 2006 is annually tested for impairment as of October 1st. We completed this review during the fourth quarter in 2009 and determined the goodwill was not impaired. Goodwill and trade-names related to the Paramount Parks (PPI) acquisition in 2006 is annually tested for impairment as of April 1st. We completed this review during the second quarter in 2009 and determined that such goodwill and trade-names were not impaired.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in equity price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

An impairment loss may be recognized if the carrying value of the reporting unit is higher than its fair value, which is estimated using both an income (discounted cash flow) and market approach. See Note 3 in the Notes to Consolidated Financial Statements for a more detailed discussion of these approaches. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

At the end of the fourth quarter, we concluded that based on 2009 operating results and forecasted results, that a review of our trade-names was warranted. After performing this review, we determined that a portion of our trade-names, originally recorded with the PPI acquisition, were impaired. As a result, we recognized $4.5 million of trade-name impairment as of December 31, 2009.

It is possible that our assumptions about future performance, as well as the economic outlook, and related conclusions regarding the valuation of our reporting units (parks), could change adversely, which may result in additional impairment that would have a material effect on our financial position and results of operations, in future periods.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported (IBNR) claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims, which are not material to our consolidated financial statements, are based upon our own claims data history, as well as industry averages. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary.

Derivative Financial Instruments

Derivative financial instruments are only used within our overall risk management program to manage certain interest rate and foreign currency risks from time to time. We do not use derivative financial instruments for trading purposes.

The use of derivative financial instruments is accounted for according to Financial Accounting Standards Board's ("FASB") Accounting Standards Codification's ("ASC") 815 "Derivatives and Hedging". Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in the cash flows of the related underlying exposures. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of "Other comprehensive income (loss)" and reclassified into earnings in the period during which the hedged transaction affects earnings. Changes in fair value of derivative instruments that do not qualify as effective hedging activities under FASB ASC 815 are reported as "Net change in fair value of swaps" in the consolidated statement of operations. Additionally, the "Other comprehensive income (loss)" related to interest rate swaps that become ineffective is amortized over the remaining life of the interest rate swap, and reported as a component of "Net change in fair value of swaps" in the consolidated statement of operations.

Revenue Recognition

Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket, and are adjusted periodically during the season. All other revenues are recognized on a daily basis based on actual guest spending at our facilities, or over the park operating season in the case of certain marina dockage revenues and certain sponsorship revenues.

Results of Operations

2009 vs. 2008

The following table presents key operating and financial information for the years ended December 31, 2009 and 2008.

	12/31/09	12/31/08	Increase (Decrease) $	Increase (Decrease) %
	(Amounts in thousands except per capita spending)			
Attendance	21,136	22,720	(1,584)	(7.0)
Per capita spending	$ 39.56	$ 40.13	$ (0.57)	(1.4)
Out-of-park revenues	$ 102,601	$ 109,919	$ (7,318)	(6.7)
Net revenues	$ 916,075	$ 996,232	$ (80,157)	(8.0)
Cash operating costs and expenses	616,167	640,342	(24,175)	(3.8)
Adjusted EBITDA	299,908	355,890	(55,982)	(15.7)
Depreciation and amortization	132,745	125,838	6,907	5.5
Equity-based compensation	(26)	716	(742)	(103.6)
Loss on impairment of goodwill and other intangibles	4,500	86,988	(82,488)	(94.8)
Loss on impairment / retirement of fixed assets	244	8,425	(8,181)	(97.1)
(Gain) on sale of other assets	(23,098)	-	(23,098)	N/M
Operating income	$ 185,543	$ 133,923	$ 51,620	38.5

N/M - not meaningful

Consolidated net revenues totaled $916.1 million in 2009, decreasing $80.1 million, from $996.2 million in 2008. The decrease in revenues reflects a 7%, or 1.6 million-visit, decrease in attendance compared with the same period a year ago. The decrease in attendance was primarily the result of a sharp decline in group sales business, which was negatively affected by the poor economy, a decrease in season pass visits due to a decline in season pass sales during the year and poor weather, including particularly cooler than normal temperatures throughout much of the season at our northern and southern regions. The revenue decline also represents a decrease of 1%, or $0.57, in average in-park per capita spending for the year. In-park guest per capita spending represents the amount spent per attendee to gain admission to a park plus all amounts spent while inside the park gates. Excluding the effects of Star Trek, the decrease in per capita spending for the period would have been $0.34, or less than 1% when compared with the same period in 2008. Out-of-park revenues, which represent the sale of hotel rooms, food, merchandise and other complementary activities located outside of the park gates, decreased 7%, or $7.3 million between years, due primarily to declines in occupancy rates at most of our hotel properties.

Operating costs and expenses, excluding depreciation, amortization and other non-cash charges, decreased 4%, or $24.1 million, to $616.2 million from $640.3 million a year ago. The decrease in operating costs is the result of the successful implementation of numerous cost-savings initiatives, a reduction in variable costs due to a decrease in attendance, and the closing of Star Trek in late 2008. Together, these items reduced core operating costs by approximately $40.7 million, or 6.4%, in 2009. This reduction in operating costs was offset somewhat by $16.6 million of charges during the year related to the proposed merger and litigation settlements discussed below.

In late August, we completed the sale of 87 acres of surplus land at Canada's Wonderland to the Vaughan Health Campus of Care in Ontario, Canada as part of our ongoing efforts to reduce debt. Net proceeds from this sale totaled $53.8 million and resulted in the recognition of a $23.1 million gain during the period. After the gain on the sale of the Canadian land, depreciation, amortization, loss on impairment / retirement of fixed assets, and all other non-cash costs, operating profit for the period increased $51.6 million to $185.5 million in 2009 compared with $133.9 million in 2008. The increase in operating profit was affected by the recording of non-cash charges in 2009 of $4.5 million for the impairment of trade-names that were originally recorded when we acquired the PPI parks in 2006, compared with non-cash charges of $79.9 million and $7.1 million recorded in 2008 for impairment of goodwill and trade-names, respectively.

Although the PPI acquisition continues to meet our collective operating and profitability goals, the performance of certain acquired parks has fallen below our original expectations, which when coupled with a higher cost of capital, resulted in these impairment charges. It is important to note that each of the acquired parks remains profitable, and that the goodwill and trade-name write-downs do not affect cash, EBITDA or liquidity. See Note 3 in the Notes to Consolidated Financial Statements for further discussion of these impairment charges.

In 2009, depreciation and amortization increased $6.9 million from 2008. This increase was due to an increase in amortization expense of $8.4 million, offset by a decrease in depreciation of $1.5 million. The increase in amortization expense reflects the accelerated amortization of the intangible asset related to the Nickelodeon licensing agreement. During the year, management determined it would not be renewing the licensing agreement, which expired on December 31, 2009, thus triggering the accelerated amortization in 2009.

Interest expense for 2009 decreased $4.9 million to $124.7 million from $129.6 million in 2008. The decrease is primarily due to lower interest rates on the Company's variable-rate outstanding borrowings along with lower average debt balances, offset slightly by a 200 basis point increase in interest costs on $900 million of term-debt borrowings that were extended by two years in August. During 2009, we retired $161.3 million of term debt through regularly scheduled debt amortization payments, as well as the use of available cash from the reduction in our annual distribution rate, the net proceeds from the sale of excess land at Canada's Wonderland, and the draw of $39 million on our revolving credit facility. Net change in fair value of swaps and other (income) expense, net, increased $10.8 million compared with 2008. This increase was primarily a result of recording a $9.2 million non-cash charge to income for the change in the mark-to-market valuations of the Company's swaps that had gone ineffective or were de-designated for hedge accounting during the year, as well as the related amortization of amounts previously recorded in Other Comprehensive Loss. In the prior year, the swaps were highly effective and the change in the mark-to-market valuations were appropriately recorded in Other Comprehensive Loss.

A provision for taxes of $14.9 million was recorded in 2009, consisting of a provision to account for the tax attributes of our corporate subsidiaries of $7.9 million and a provision for publicly traded partnership (PTP) taxes of $7.0 million. This compares with a benefit for taxes of $0.9 million in 2008, consisting of a benefit to account for the tax attributes of our corporate subsidiaries of $9.4 million and a provision for publicly traded partnership (PTP) taxes of $8.5 million.

After interest expense and provision for taxes, net income for the period totaled $35.4 million, or $0.63 per diluted limited partner unit, compared with net income of $5.7 million, or $0.10 per unit, a year ago.

A meaningful measure of our operating results is Adjusted EBITDA, which represents earnings before interest, taxes, depreciation, and other non-cash charges and credits (for additional information regarding Adjusted EBITDA and a reconciliation to net income, see Note 3 in Item 6, "Selected Financial Data," on page 15). In 2009, Adjusted EBITDA decreased $56.0 million, or 16%, to $299.9 million, with our Adjusted EBITDA margin decreasing 300 basis points (bps) to 32.7% from 35.7% in 2008. The decrease in margin in 2009 was due to decrease in net revenues, caused primarily by a decrease in group business, only being partially offset by cost control initiatives implemented in 2009.

Included in the 2009 Adjusted EBITDA of $299.9 million is approximately $5.6 million of costs related to the proposed merger with Apollo. In addition, the 2009 results reflect a $9.0 million settlement of a California class-action lawsuit and a $2.0 million settlement of a licensing dispute with Paramount Pictures. Excluding these charges, our Adjusted EBITDA for 2009 would have totaled $316.5 million, down 11% from 2008, and our Adjusted EBITDA margin would have been 34.6%, down 110 bps from a year ago.

2008 vs. 2007

The following table presents key operating and financial information for the years ended December 31, 2008 and 2007.

	12/31/08	12/31/07	Increase (Decrease) $	Increase (Decrease) %
	(Amounts in thousands except per capita spending)			
Attendance	22,720	22,113	607	2.7
Per capita spending	$ 40.13	$ 40.60	$ (0.47)	(1.2)
Out-of-park revenues	$ 109,919	$ 110,397	$ (478)	(0.4)
Net revenues	$ 996,232	$ 986,973	$ 9,259	0.9
Cash operating costs and expenses	640,342	646,305	(5,963)	(0.9)
Adjusted EBITDA	355,890	340,668	15,222	4.5
Depreciation and amortization	125,838	130,623	(4,785)	(3.7)
Equity-based compensation	716	576	140	24.3
Loss on impairment of goodwill and other intangibles	86,988	-	86,988	N/M
Loss on impairment / retirement of fixed assets	8,425	54,898	(46,473)	(84.7)
Operating income	$ 133,923	$ 154,571	$ (20,648)	(13.4)

N/M - not meaningful

Consolidated net revenues totaled $996.2 million in 2008, increasing $9.2 million, from $987.0 million in 2007, on strong operating results during the peak months of July and August. The increase in net revenues reflects a 3%, or 607,000-visit, increase in combined attendance, partially offset by a slight decrease in out-of park revenues, including our resort hotels, and a 1% decrease in average in-park guest per capita spending. In-park guest per capita spending represents the amount spent per attendee to gain admission to a park plus all amounts spent while inside the park gates. The decrease in average in-park guest per capita spending was primarily due to a fundamental shift in the attendance mix in our southern region. During the 2008 operating season, we experienced an 8% increase in attendance in the southern region primarily due to a shift toward season-pass admissions, which have historically had a lower per-capita spending level associated with them. Offsetting some of the decrease in per capita spending in the southern region was an increase in per capita spending in our western region, while our northern region per capita spending was flat compared to 2007. Attendance in our northern region increased 3% primarily due to Canada's Wonderland, which introduced a record breaking ride in 2008, as well as Cedar Point, Kings Island and Michigan's Adventure all experiencing attendance growth in 2008. These gains were partially offset by lost amusement park attendance resulting from the Geauga Lake restructuring. Our western region experienced a decrease in attendance of slightly more than 1% during 2008, due to softness throughout the second half of 2008 in that region. Out-of-park revenues, which represent the sale of hotel rooms, food, merchandise and other complimentary activities located outside of the park gates, decreased less than 1%, or $478,000.

Operating costs and expenses, excluding depreciation, amortization and other non-cash charges, decreased 1%, or $6.0 million, to $640.3 million from $646.3 million a year ago. This decrease was in large part due to lower costs resulting from the restructuring of Geauga Lake and the closure of Star Trek on September 2, 2008, as well as a continued focus on controlling cash operating costs during the season. During 2008, we recognized losses of $3.3 million on non-cash impairment charges at Geauga Lake, $5.1 million on the retirement of fixed assets across all properties, and $87.0 million on the impairment of our goodwill and other intangible assets. This compares to non-cash impairment charges at Geauga Lake of $54.9 million during 2007. The non-cash impairment charges at Geauga Lake were due to a decision made in 2007 to operate Geauga Lake exclusively as a water park beginning in 2008. We are currently marketing excess real property at Geauga Lake.

During the fourth quarter of 2008, we recorded non-cash charges of $79.9 million and $7.1 million for impairment of goodwill and trade-names, respectively, that were originally recorded when we acquired the parks in 2006.

Although the acquisition continues to meet our collective operating and profitability goals, the performance of certain acquired parks has fallen below our original expectations, which when coupled with a higher cost of capital, resulted in these impairment charges. It is important to note that each of the acquired parks remains profitable, and that the goodwill and trade-name write-downs do not affect cash, EBITDA or liquidity. See Note 3 in the Notes to Consolidated Financial Statements for further discussion of these impairment charges.

In 2008, depreciation and amortization decreased $4.8 million from 2007, due primarily to lower depreciation at Geauga Lake resulting from the restructuring of that park after the 2007 season. After lower depreciation and amortization, the non-cash impairment charges and the retirement of fixed assets, operating income for 2008 was $133.9 million compared with $154.6 million in 2007, representing a 13.4% decrease.

In 2008, interest expense and other expense, net, decreased $15.7 million to $129.2 million from $144.9 million in 2007. The decrease is due to a combination of lower interest rates on our variable-rate debt, the new interest rate swaps that were entered into during the first quarter of 2008, and a lower average balance on our revolving credit facilities during 2008 compared to 2007. A benefit for taxes of $0.9 million was recorded in 2008, consisting of a benefit to account for the tax attributes of our corporate subsidiaries of $9.4 million and a provision for publicly traded partnership (PTP) taxes of $8.5 million. This compares with a total provision for taxes of $14.2 million for 2007, comprised of a $5.9 million provision on our corporate subsidiaries and an $8.3 million provision for PTP taxes.

After interest expense and provision for taxes, net income for the period totaled $5.7 million, or $0.10 per diluted limited partner unit, compared with a net loss of $4.5 million, or $0.08 per unit, a year ago.

In 2008, Adjusted EBITDA increased $15.2 million, or 5%, to $355.9 million, while our Adjusted EBITDA margin improved 120 basis points (bps) to 35.7% from 34.5% in 2007. The increase in margin in 2008 was due to increased attendance, strong operating results during the peak summer months of July and August, primarily in our northern region, and continued cost controls.

Financial Condition

With respect to both liquidity and cash flow, we ended 2009 in sound condition. The negative working capital ratio (current liabilities divided by current assets) of 2.1 at December 31, 2009 is the result of our highly seasonal business. Receivables and inventories are at normally low seasonal levels and credit facilities are in place to fund current liabilities, capital expenditures and pre-opening expenses as required.

Operating Activities

Net cash from operating activities in 2009 decreased $30.4 million to $185.2 million compared with $215.6 million in 2008. The decrease in operating cash flows between years is primarily attributable to the decrease in operating results of our parks, being offset by lower interest and income tax payments, and a favorable change in working capital.

Net cash from operating activities in 2008 increased $33.9 million to $215.6 million compared with $181.7 million in 2007. The increase in operating cash flows between years is primarily attributable to the improved operating results of our parks, lower interest and income tax payments, and a favorable change in working capital.

Investing Activities

Investing activities consist principally of acquisitions and capital investments we make in our parks and resort properties. During 2009, cash used for investing activities totaled $15.3 million, compared to $77.1 million in 2008 and $78.5 million in 2007. The change between years is primarily due to the influx of cash from the sale of excess land at Canada's Wonderland in August of 2009 for $53.8 million. Reflected in the 2008 total is $6.4 million received from CBS Corporation as final settlement of a purchase-price working capital adjustment related to the acquisition of PPI.

Historically, we have been able to improve our revenues and profitability by continuing to make substantial investments in our park and resort facilities. This has enabled us to maintain or increase attendance levels, as well as generate increases in guest per capita spending and revenues from guest accommodations. For the 2010 operating season, we are investing approximately $90 million in capital improvements at our 17 properties, with the highlight of the 2010 program being the addition of two signature roller coasters, one at Carowinds and the other at Kings Dominion. These two roller coasters will be themed around Dale Earnhardt, "The Intimidator" and late NASCAR driver, and will be similar to both Behemoth at Canada's Wonderland and Diamondback at Kings Island, both of which proved to be very successful in the past two seasons. The 2010 program will also include the addition of a family-orientated flume ride at Cedar Point.

In addition to great new thrill rides, we are also investing in other capital improvements across our parks, including the re-theming of children's areas at five of our parks to the PEANUTS characters and the addition of a night time light show and display at three of our parks similar to a show introduced at Cedar Point in 2009 which proved very popular with guests.

Financing Activities

Net cash utilized for financing activities totaled $173.3 million in 2009, compared with $127.6 million in 2008 and $127.9 million in 2007. The increase in 2009 reflects the retirement of $53.8 million of term debt with funds obtained from the sale of excess land near Canada's Wonderland. During 2009, we were able to retire in total approximately $161.3 million of term debt.

Liquidity and Capital Resources

In June 2006, and as amended in August 2006, in connection with the acquisition of the Paramount Parks, we entered into a new $2,090 million credit agreement with several banks and certain "Lenders" party thereto (the Credit Agreement). In February 2007, we took advantage of favorable market conditions and amended the Credit Agreement ("Amended Agreement"), reducing interest rate spreads on the term borrowings by 50 basis points (bps). In August 2009, the Partnership further amended its Credit Agreement ("2009 Amended Agreement"), extending $900 million of term debt by two years, while increasing interest rate spreads on those term borrowings by 200 bps. The extended term debt will mature in 2014 and bears interest at a rate of LIBOR plus 400 bps, as long as the Partnership's corporate rating from Moody's is better than "B2" or its issuer credit rating from S&P is better than "B".

The 2009 Amended Agreement also allows, among other things, the incurrence of secured debt (in the form of loans or bonds), with proceeds to repay existing term loans; up to $150 million of sales/leasebacks, with 100% of net proceeds used to repay existing term loans ahead of extended term loans; asset sales in aggregate of greater than $250 million in Fair Market Value, with 100% of net proceeds used to repay existing term loans ahead of extended term loans, and includes a revolving credit facility commitment reduction equal to 5% of the net proceeds upon such sale; and additional offerings of credit extensions.

Other terms of the amendment included a reduction in the Partnership's existing $345 million revolving credit facilities, including a $30 million reduction in its U.S. facility and a $5 million reduction in its Canadian facility. The credit facilities provided under the 2009 Amended Agreement include $280 million in U.S. revolving loan commitments and $30 million in Canadian revolving loan commitments.

Under the 2009 Amended Agreement, U.S. denominated loans made under the U.S. and Canadian revolving loan commitments that mature on August 30, 2011 currently bear interest at a rate based on LIBOR plus 250 bps. Canadian denominated loans made under the Canadian revolving commitments currently bear interest at a rate based on Bankers' Acceptance plus 250 bps or Canadian prime plus 150 bps. Term debt maturing in 2012 currently bears interest at either a rate based on LIBOR plus 200 bps or a rate based on a prime rate plus 100 bps. The U.S. term loan matures on August 30, 2012 and amortizes at a rate of $14.8 million per year. The Canadian term loan matures on February 17, 2012 and amortizes at a rate of $2.7 million per year. U.S. denominated term loans that mature in 2014 currently bear interest at a rate based on LIBOR plus 400 bps. The credit agreement also provides for the issuance of documentary and standby letters of credit.

At December 31, 2009, we had $1,540.0 million of variable-rate term debt and $86.3 million in borrowings under the revolving credit facilities. After letters of credit, which totaled $12.9 million at December 31, 2009, we had $210.8 million of available borrowings under our revolving credit agreements. In 2006, we entered into five fixed-rate interest rate swap agreements totaling $1.0 billion. The weighted average fixed rate on the interest rate swaps is 5.6%. The interest rate swaps are set to mature in October 2011. Based upon our scheduled quarterly regression analysis testing of the effectiveness for the accounting treatment of these swaps, as well as changes in the forward interest rate yield curves used in that testing, the swaps were deemed to be ineffective as of October 2009. This resulted in the swaps not qualifying for hedge accounting during the fourth quarter.

During 2006 we also entered into two cross-currency swap agreements to manage our foreign currency risk exposure on term debt borrowings related to our wholly owned Canadian subsidiary. In February 2007, we terminated the two cross-currency swaps and received $3.9 million in cash upon termination. We replaced these swaps with two new cross-currency swap agreements, which effectively converted $268.7 million of term debt, and the associated interest payments, from U.S. dollar denominated debt at a rate of LIBOR plus 200 bps to 6.3% fixed-rate Canadian dollar denominated debt. As a result of paying down the underlying Canadian term debt with net proceeds from the sale of surplus land near Canada's Wonderland in August 2009, the notional amounts of the underlying debt and the cross currency swaps no longer match. Because of the mismatch of the notional amounts, we determined the swaps will no longer be highly effective going forward, resulting in the de-designation of the swaps as of the end of August 2009.

Of our total term debt, $16.0 million is scheduled to mature in 2010. Based on interest rates in effect at year-end for variable-rate debt, we expect our aggregate average cost of debt to approximate 8.4% in 2010 and cash interest payments would approximate $126 million in 2010 versus actual cash interest paid of $117 million in 2009.

The 2009 Amended Agreement includes customary covenants to monitor operating performance, as well as liquidity ratios that govern our partnership distributions. The most restrictive of these ratios is the Maximum Consolidated Leverage Ratio which applies only to the ability to declare and pay distributions. At December 31, 2009, this ratio set forth in the 2009 Amended Agreement decreased to 4.75x debt-to-EBITDA. Based on our 2009 results, we do not meet this covenant and distributions were suspended as of December 31, 2009.

The 2009 Amended Agreement also requires us to maintain specified financial ratios, which if breached for any reason, including a decline in operating results due to economic conditions, could result in an event of default under the agreement. The most critical of these ratios is the Consolidated Leverage Ratio. In order to comply with and provide cushion relative to this ratio, which stepped down to 5.25x consolidated total debt (excluding revolving debt)-to-EBITDA at December 31, 2009, we drew $39 million on our revolving credit facility to prepay term debt during the fourth quarter. This, along with other actions such as the prepayment of term debt with net proceeds from the Canadian land sale in August, provided important flexibility and adequate cushion under the covenants of our credit agreement during the second half of the year. At year-end, our consolidated total debt (excluding revolving debt)-to-EBITDA ratio was 5.14x, providing a $6 million EBITDA cushion, and was in compliance with the Consolidate Leverage Ratio. We were in compliance with all other terms of the credit agreement as of year-end.

Primarily due to the seasonal nature of our business, we again anticipate drawing on the revolver and prepaying term debt during the first quarter of 2010. This will allow us to comply with and maintain an adequate level of cushion relative to the Consolidated Leverage Ratio up to the start of our parks' 2010 operating seasons, at which time we will utilize operating cash flows to pay down our revolving credit facility as usual. To the extent that our 2010 attendance levels are negatively impacted by deteriorating economic and market conditions, and our operating results fall below 2009 levels, our ability to satisfy the Consolidated Leverage Ratio, which steps down to 5.00x consolidated total debt (excluding revolving debt)-to-EBITDA at December 31, 2010, could be difficult.

On December 11, 2009, we filed a shelf registration on Form S-3 with the SEC which, when declared effective by the SEC, allows us to offer up to $750 million in debt and/or equity securities. The proposed merger agreement with Apollo includes limitations on financing activities until the transaction is completed or terminated. This restricts our ability to utilize the shelf registration and issue debt or equity securities as a means of addressing capital structure and refinancing issues.

Credit facilities and cash flows from operations are expected to be sufficient to meet working capital needs, debt service and planned capital expenditures for the foreseeable future.

Contractual Obligations

The following table summarizes certain obligations (on an undiscounted basis) at December 31, 2009 (in millions):

	Payments Due by Period				
	Total	2010	2011-2012	2013-2014	2015 - Thereafter
Long-term debt (1)	$ 1,934.1	$ 120.1	$ 885.1	$ 928.9	$ -
Capital expenditures (2)	56.1	56.1	-	-	-
Lease & other obligations (3)	94.3	27.6	24.5	13.4	28.8
Total	$ 2,084.5	$ 203.8	$ 909.6	$ 942.3	$ 28.8

(1) Represents maturities on long-term debt obligations, plus contractual interest payments on all debt. See Note 4 in "Notes to Consolidated Financial Statements" for further information.

(2) Represents contractual obligations in place at year-end for the purchase of new rides and attractions. Obligations not denominated in U.S. dollars have been converted based on the exchange rates existing on December 31, 2009.

(3) Represents contractual lease and purchase obligations in place at year-end.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from fluctuations in interest rates, and to a lesser extent on currency exchange rates on our operations in Canada and, from time to time, on imported rides and equipment. The objective of our financial risk management is to reduce the potential negative impact of interest rate and foreign currency exchange rate fluctuations to acceptable levels. We do not acquire market risk sensitive instruments for trading purposes.

We manage interest rate risk through the use of a combination of interest rate swaps, which fix a portion of our variable-rate long-term debt, and variable-rate borrowings under our revolving credit loans. We mitigate a portion of our foreign currency exposure from the Canadian dollar through the use of foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of our net investment in our Canadian operations, is accomplished through the use of cross currency swaps. Any gain or loss on the effective hedging instrument primarily offsets the gain or loss on the underlying debt. Translation exposures with regard to our Canadian operations are not hedged.

For derivative instruments that are designated and qualify as cash flow hedges under FASB ASC 815, the effective portion of the change in fair value of the derivative instrument is reported as a component of "Other comprehensive income (loss)" and reclassified into earnings in the period during which the hedged transaction affects earnings. Changes in fair value of derivative instruments that do not qualify as effective hedging activities under FASB ASC 815 are reported as "Net change in fair value of swaps" in the consolidated statement of operations. Additionally, the "Other comprehensive income (loss)" related to interest rate swaps that become ineffective is amortized over the remaining life of the interest rate swap, and reported as a component of "Net change in fair value of swaps" in the consolidated statement of operations.

After considering the impact of interest rate swap agreements, at December 31, 2009, $1,207.2 million of our outstanding long-term debt represented fixed-rate debt and $419.1 million represented variable-rate debt.

Assuming an average balance on our revolving credit borrowings, the cash flow impact of a hypothetical one percentage point change in the applicable interest rates on our variable-rate debt, after the rate swap agreements, would be approximately $3.3 million as of December 31, 2009.

A uniform 10% strengthening of the U.S. dollar relative to the Canadian dollar would result in a $3.5 million decrease in annual operating income.

Impact of Inflation

Substantial increases in costs and expenses could impact our operating results to the extent such increases could possibly not be passed along to our guests. In particular, increases in labor, supplies, taxes, and utility expenses could have an impact on our operating results. The majority of our employees are seasonal and are paid hourly rates which are consistent with federal and state minimum wage laws. Historically, we have been able to pass along cost increases to guests through increases in admission, food, merchandise and other prices, and we believe that we will continue to have the ability to do so over the long term. We believe that the effects of inflation, if any, on our operating results and financial condition have been and will continue to be minor.

Forward Looking Statements

Some of the statements contained in this report (including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section) that are not historical in nature are forward-looking statements within the meaning of Section 27A of the Securities and Exchange Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, including statements as to our expectations, beliefs and strategies regarding the future. These forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those described in such statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors, including those listed under Item 1A in this Form 10-K, could adversely affect our future financial performance and cause actual results to differ materially from our expectations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Reference is made to the information appearing under the subheading "Quantitative and Qualitative Disclosures About Market Risk" under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 27 of this Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Quarterly operating results for 2009 and 2008 are presented in the table below (in thousands, except per unit amounts):

(Unaudited)	Net revenues	Operating income (loss)	Net income (loss)	Net income (loss) per limited partner unit-basic	Net income (loss) per limited partner unit-diluted
2009					
1st Quarter	$ 26,466	$ (56,274)	$ (53,281)	$ (0.97)	$ (0.97)
2nd Quarter	264,126	40,677	7,388	0.13	0.13
3rd Quarter (1)	519,913	220,964	107,614	1.95	1.92
4th Quarter (2)	105,570	(19,824)	(26,292)	(0.48)	(0.47)
	$ 916,075	$ 185,543	$ 35,429	$ 0.64	$ 0.63
2008					
1st Quarter	$ 40,402	$ (56,404)	$ (43,782)	$ (0.81)	$ (0.81)
2nd Quarter (3)	296,234	54,454	14,688	0.27	0.26
3rd Quarter	540,322	215,252	91,549	1.66	1.65
4th Quarter (4)	119,274	(79,379)	(56,749)	(1.02)	(1.02)
	$ 996,232	$ 133,923	$ 5,706	$ 0.10	$ 0.10

(1) The third quarter of 2009 included a gain of $23.1 million for a sale of excess land near Canada's Wonderland.

(2) The fourth quarter of 2009 included a non-cash charge of $4.5 million for the impairment of trade-names originally recorded when we acquired PPI in 2006.

(3) The second quarter of 2008 included a non-cash charge of $3.3 million for impairment related to the sale of fixed assets as part of the Geauga Lake restructuring.

(4) The fourth quarter of 2008 included non-cash charges of $79.9 million and $7.1 million for the impairment of goodwill and trade-names, respectively, originally recorded when we acquired PPI.

Note: To assure that our highly seasonal operations will not result in misleading comparisons of interim periods, the Partnership has adopted the following reporting procedures: (a) seasonal operating costs are expensed over the operating season, including some costs incurred prior to the season, which are deferred and amortized over the season, and (b) all other costs are expensed as incurred or ratably over the entire year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Cedar Fair, L.P.
Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Cedar Fair, L.P. and subsidiaries (the "Partnership") as of December 31, 2009 and 2008, and the related consolidated statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cedar Fair, L.P. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
February 26, 2010

CEDAR FAIR, L.P.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	12/31/09	12/31/08
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 11,928	$ 13,873
Receivables	6,535	8,518
Inventories	27,265	28,591
Current deferred tax asset	6,725	7,906
Prepaid insurance	3,545	3,410
Other current assets	5,310	2,236
	61,308	64,534
Property and Equipment:		
Land	305,401	320,200
Land improvements	326,424	315,519
Buildings	589,219	573,842
Rides and equipment	1,351,595	1,295,076
Construction in progress	34,468	28,110
	2,607,107	2,532,747
Less accumulated depreciation	(826,038)	(707,656)
	1,781,069	1,825,091
Goodwill	240,006	222,602
Other Intangibles, net	42,208	54,078
Other Assets	20,848	19,778
	$ 2,145,439	$ 2,186,083
LIABILITIES AND PARTNERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ 15,959	$ 17,450
Accounts payable	10,040	14,627
Deferred revenue	23,176	17,590
Accrued interest	4,905	3,395
Accrued taxes	17,930	16,581
Accrued salaries, wages and benefits	19,008	17,822
Self-insurance reserves	21,785	20,686
Other accrued liabilities	18,717	7,088
	131,520	115,239
Deferred Tax Liability	138,124	124,269
Derivative Liability	129,662	128,214
Other Liabilities	7,884	4,950
Long-Term Debt:		
Revolving credit loans	86,300	22,700
Term debt	1,524,087	1,683,925
	1,610,387	1,706,625
Partners' Equity:		
Special L.P. interests	5,290	5,290
General partner	(1)	(1)
Limited partners, 55,234 and 55,076 units outstanding at December 31, 2009 and December 31, 2008, respectively	209,854	242,123
Accumulated other comprehensive loss	(87,281)	(140,626)
	127,862	106,786
	$ 2,145,439	$ 2,186,083

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per unit amounts)

For the years ended December 31,	2009	2008	2007
Net revenues:			
Admissions	$ 532,814	$ 566,266	$ 552,145
Food, merchandise, and games	316,386	355,917	360,055
Accommodations and other	66,875	74,049	74,773
	916,075	996,232	986,973
Costs and expenses:			
Cost of food, merchandise and games revenues	84,940	90,626	92,626
Operating expenses	402,728	418,550	419,053
Selling, general and administrative	128,473	131,882	135,202
Loss on impairment of goodwill and other intangibles	4,500	86,988	-
Loss on impairment / retirement of fixed assets	244	8,425	54,898
Gain on sale of other assets	(23,098)	-	-
Depreciation and amortization	132,745	125,838	130,623
	730,532	862,309	832,402
Operating income	185,543	133,923	154,571
Interest expense	124,706	129,561	145,568
Net change in fair value of swaps	9,170	-	-
Other (income) expense	1,260	(409)	(735)
Income before taxes	50,407	4,771	9,738
Provision (benefit) for taxes	14,978	(935)	14,229
Net income (loss)	$ 35,429	$ 5,706	$ (4,491)
Net income (loss) allocated to general partner	-	-	-
Net income (loss) allocated to limited partners	$ 35,429	$ 5,706	$ (4,491)
Earnings Per Limited Partner Unit:			
Weighted average limited partner units outstanding - basic	55,186	54,811	54,200
Net income (loss) per limited partner unit - basic	$ 0.64	$ 0.10	$ (0.08)
Weighted average limited partner units outstanding - diluted	55,906	55,446	54,200
Net income (loss) per limited partner unit - diluted	$ 0.63	$ 0.10	$ (0.08)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

For the years ended December 31,	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 35,429	$ 5,706	$ (4,491)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	132,745	125,838	130,623
Non-cash equity-based compensation expense	(26)	716	576
Loss on impairment of goodwill and other intangibles	4,500	86,988	-
Loss on impairment / retirement of fixed assets	244	8,425	54,898
Gain on sale of other assets	(23,098)	-	-
Net change in fair value of swaps	9,170	-	-
Amortization of debt issuance costs	7,773	7,944	8,155
Other non-cash (income) expense	(257)	(445)	3,474
Deferred income taxes	(5,684)	(17,827)	19,141
Excess tax benefit from unit-based compensation expense	-	(1,729)	(365)
Change in assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in current assets	551	1,674	8,068
(Increase) decrease in other assets	918	555	(4,017)
Decrease in accounts payable	(2,635)	(5,101)	(1,109)
Increase (decrease) in accrued taxes	1,349	3,725	(16,078)
Increase (decrease) in self-insurance reserves	857	(559)	(826)
Increase (decrease) in deferred revenue and other current liabilities	20,428	(2,808)	(8,881)
Increase (decrease) in other liabilities	2,933	2,486	(7,457)
Net cash from operating activities	185,197	215,588	181,711
CASH FLOWS (FOR) INVESTING ACTIVITIES			
Acquisition of Paramount Parks, net of cash acquired	-	6,431	-
Sale of Canadian real estate	53,831	-	-
Capital expenditures	(69,136)	(83,481)	(78,522)
Net cash (for) investing activities	(15,305)	(77,050)	(78,522)
CASH FLOWS (FOR) FINANCING ACTIVITIES			
Net borrowings (payments) on revolving credit loans	63,600	(11,386)	(6,802)
Term debt payments, including early termination penalties	(161,329)	(17,450)	(17,450)
Distributions paid to partners	(67,864)	(105,078)	(102,690)
Payment of debt issuance costs	(7,694)	-	(2,000)
Exercise of limited partnership unit options	4	4,541	683
Excess tax benefit from unit-based compensation expense	-	1,729	365
Net cash (for) financing activities	(173,283)	(127,644)	(127,894)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,446	(2,522)	3
CASH AND CASH EQUIVALENTS			
Net increase (decrease) for the year	(1,945)	8,372	(24,702)
Balance, beginning of year	13,873	5,501	30,203
Balance, end of year	$ 11,928	$ 13,873	$ 5,501
SUPPLEMENTAL INFORMATION			
Cash payments for interest expense	$ 117,008	$ 120,340	$ 138,098
Interest capitalized	1,617	1,623	1,467
Cash payments for income taxes	18,966	14,619	20,666

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.
CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY
(In thousands, except per unit amounts)

For the years ended December 31,	2009	2008	2007
Limited Partnership Units Outstanding			
Beginning balance	55,076	54,248	54,092
Limited partnership unit options exercised	51	785	104
Issuance of limited partnership units as compensation	107	43	52
	55,234	55,076	54,248
Limited Partners' Equity			
Beginning balance	$ 242,123	$ 334,740	$ 440,516
Net income (loss)	35,429	5,706	(4,491)
Partnership distribution declared (2009 - $1.23; 2008 - $1.92; 2007 - $1.90)	(67,864)	(105,078)	(102,690)
Expense recognized for limited partnership unit options	(26)	-	43
Limited partnership unit options exercised	4	4,541	683
Tax effect of units involved in option exercises and treasury unit transactions	(976)	1,253	(815)
Issuance of limited partnership units as compensation	1,164	961	1,494
	209,854	242,123	334,740
General Partner's Equity			
Beginning balance	(1)	-	1
Partnership distribution declared	-	(1)	(1)
	(1)	(1)	-
Special L.P. Interests	5,290	5,290	5,290
Accumulated Other Comprehensive Income (Loss)			
Cumulative foreign currency translation adjustment:			
Beginning balance	(6,075)	12,755	(2,039)
Current year activity, net of tax (($8,076) in 2009, $10,112 in 2008, and ($7,602) in 2007)	8,497	(18,830)	14,794
	2,422	(6,075)	12,755
Unrealized income (loss) on cash flow hedging derivatives:			
Beginning balance	(134,551)	(67,693)	(33,153)
Current year activity, net of tax (($4,783) in 2009, $7,689 in 2008, and $2,071 in 2007)	44,848	(66,858)	(34,540)
	(89,703)	(134,551)	(67,693)
	(87,281)	(140,626)	(54,938)
Total Partners' Equity	$ 127,862	$ 106,786	$ 285,092
Summary of Comprehensive Income (Loss)			
Net income (loss)	$ 35,429	$ 5,706	$ (4,491)
Other comprehensive income (loss)	53,345	(85,688)	(19,746)
Total Comprehensive Income (Loss)	$ 88,774	$ (79,982)	$ (24,237)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes To Consolidated Financial Statements

(1) Partnership Organization:

Cedar Fair, L.P. (the "Partnership") is a Delaware limited partnership that commenced operations in 1983 when it acquired Cedar Point, Inc., and became a publicly traded partnership in 1987. The Partnership's general partner is Cedar Fair Management, Inc., an Ohio corporation whose shares are held by an Ohio trust (the "General Partner"). The General Partner owns a 0.001% interest in the Partnership's income, losses and cash distributions, except in defined circumstances, and has full responsibility for management of the Partnership. At December 31, 2009 there were 55,234,208 outstanding limited partnership units registered on The New York Stock Exchange, net of 327,774 units held in treasury. At December 31, 2008, there were 55,076,206 outstanding limited partnership units registered, net of 485,777 units held in treasury.

The General Partner may, with the approval of a specified percentage of the limited partners, make additional capital contributions to the Partnership, but is only obligated to do so if the liabilities of the Partnership cannot otherwise be paid or there exists a negative balance in its capital account at the time of its withdrawal from the Partnership. The General Partner, in accordance with the terms of the Partnership Agreement, is required to make regular cash distributions on a quarterly basis of all the Partnership's available cash, as defined in the Partnership Agreement. Based on financial restrictions within the Partnership's credit agreement, the General Partner indefinitely suspended the distribution as of December 31, 2009.

On December 16, 2009, the Partnership and its general partner entered into a merger agreement with Siddur Holdings, Ltd., a New York corporation (now known as Cedar Holdco Ltd), and Siddur Merger Sub, LLC, a Delaware limited liability company (now known as Cedar Merger Sub LLC), both affiliates of Apollo, providing for Siddur Merger Sub, LLC to be merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Siddur Holdings, Ltd. Under terms of the agreement, at the effective time of the merger, each holder of Partnership units will receive $11.50 in cash for each outstanding unit held by that unitholder, subject to certain provisions stated in the merger agreement, and those units will be cancelled. Following the merger, the Partnership will cease to be an independent, publicly traded limited partnership, and unitholders will have no further interest in the Partnership.

The adoption of the merger agreement and approval of the transactions contemplated therein require the affirmative vote of holders representing two-thirds of the outstanding units. On February 10, 2010, the Partnership filed a definitive proxy statement with the SEC, which provides a detailed description of the merger agreement. The special meeting of unitholders to consider and vote on the transaction is scheduled for March 16, 2010, and unitholders of record as of the close of business on February 12, 2010 are entitled to vote. If the merger is not completed for any reason, the Partnership will remain an independent public company and its units will continue to be listed and traded on the New York Stock Exchange under the symbol "FUN".

The merger agreement contains customary restrictions on the operations of the Partnership prior to the consummation of the transaction, including restrictions related to the incurrence of debt and capital expenditures.

(2) Summary of Significant Accounting Policies:

The following policies are used by the Partnership in its preparation of the accompanying consolidated financial statements.

Principles of Consolidation The consolidated financial statements include the accounts of the Partnership and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances are eliminated in consolidation.

Foreign Currency The financial statements of the Partnership's Canadian subsidiary are measured using the Canadian dollar as its functional currency. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive loss in partners' equity. Transaction gains and losses included in the consolidated statements of operations were not material.

Segment Reporting Although the Partnership manages its parks with a high degree of autonomy, each park has similar economic characteristics and offers similar products and services to similar customers. Therefore, the Partnership operates within the single reportable segment of amusement/water parks with accompanying resort facilities.

Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period. Actual results could differ from those estimates.

Cash and Cash Equivalents The Partnership considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories The Partnership's inventories primarily consist of purchased products, such as merchandise and food, for sale to its customers. All inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are generally capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each subsequent business acquisition. The unit method is used for all individual assets purchased. Depreciation expense totaled $123.0 million in 2009, $124.5 million in 2008, and $129.3 million in 2007.

Under the composite depreciation method, assets with similar estimated lives are grouped together and the several pools of assets are depreciated on an aggregate basis. No gain or loss is recognized on normal retirements of composite assets. Instead, the acquisition cost of a retired asset reduces accumulated depreciation for the composite group. Abnormal retirements of composite assets could result in the recognition of a gain or loss. Management periodically reviews the composite groups to ensure that retirements have not extended the asset lives beyond their estimated remaining economic life.

Under the unit method of depreciation, individual assets are depreciated over their estimated useful lives, with gains and losses on all asset retirements recognized currently in income.

The weighted average useful lives combining both methods are approximately:

Land improvements	21 Years
Buildings	24 Years
Rides	18 Years
Equipment	9 Years

In 2009, the Partnership sold 87 acres of surplus land at Canada's Wonderland to the Vaughn Health Campus of Care in Ontario, Canada. Net proceeds from the sale totaled $53.8 million, which was used to retire term debt, and resulted in the recognition of a $23.1 million gain during the year.

Impairment of Long-Lived Assets Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360 "Property, Plant, and Equipment" requires that long-lived assets be reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset.

The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available.

Goodwill FASB ASC 350 "Intangibles – Goodwill and Other" requires that goodwill no longer be amortized, but instead be tested for impairment. An impairment charge would be recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The fair value of a reporting unit and the related implied fair value of its respective goodwill are established using a combination of an income (discounted cash flow) approach and market approach. Goodwill is reviewed annually for impairment, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Other Intangible Assets The Partnership's other intangible assets consist primarily of trade-names and license and franchise agreements. The Partnership assesses the indefinite-lived trade-names for impairment separately from goodwill. After considering the expected use of the trade-names and reviewing any legal, regulatory, contractual, obsolescence, demand, competitive or other economic factors that could limit the useful lives of the trade-names, in accordance with FASB ASC 350, the Partnership determined that the trade-names had indefinite lives. Pursuant to FASB ASC 350, indefinite-lived intangible assets are no longer amortized, but rather are reviewed annually for impairment or more frequently if impairment indicators arise. The Partnership's license and franchise agreements are amortized over the life of the agreement, generally ranging from five to twenty years.

Self-Insurance Reserves Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported (IBNR) claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims, which are not material to our consolidated financial statements, are based upon our own claims data history, as well as industry averages. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary. At December 31, 2009 and 2008 the accrued reserves totaled $21.8 million and $20.7 million, respectively.

Derivative Financial Instruments The Partnership is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, it may enter into derivative transactions pursuant to its overall financial risk management program. The Partnership has only limited involvement with derivative financial instruments and does not use them for trading purposes.

The Partnership accounts for the use of derivative financial instruments according to FASB ASC 815 "Derivatives and Hedging". For derivative instruments that hedge the exposure of variability in short-term rates, designated as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of "Other comprehensive income (loss)" and reclassified into earnings in the period during which the hedged transaction affects earnings. For the ineffective portion of a derivative, the change in fair value, if any, is reported in "Net change in fair value of swaps" in earnings together with the changes in fair value of derivatives not designated as hedges. Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures.

Revenue Recognition Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket, and are adjusted periodically during the season. All other revenues are recognized on a daily basis based on actual guest spending at our facilities, or over the park operating season in the case of certain marina dockage revenues.

Advertising Costs The Partnership expenses all costs associated with its advertising, promotion and marketing programs over each park's operating season, including certain costs incurred prior to the season that are amortized over the season. Advertising expense totaled $52.0 million in 2009, $55.4 million in 2008 and $54.5 million in 2007. Certain costs incurred through year-end for the following year's advertising programs are included in prepaid expenses.

Unit-Based Compensation The Partnership accounts for unit-based compensation in accordance with FASB ASC 718-20 "Compensation – Stock Compensation" which requires measurement of compensation cost for all equity-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The Partnership uses a binomial option-pricing model for all grant date estimations of fair value.

Income Taxes The Partnership's legal structure includes both partnerships and corporate subsidiaries. The Partnership itself is not subject to corporate income taxes; rather the Partnership's tax attributes (except those of its corporate subsidiaries) are included in the tax returns of its partners. The Partnership's corporate subsidiaries are subject to entity-level income taxes.

Neither the Partnership's financial reporting income, nor the cash distributions to unitholders, can be used as a substitute for the detailed tax calculations that the Partnership must perform annually for its partners. Net income from the Partnership is not treated as "passive income" for federal income tax purposes. As a result, partners subject to the passive activity loss rules are not permitted to offset income from the Partnership with passive losses from other sources.

The Partnership's corporate subsidiaries account for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes. The Partnership's total provision for taxes also includes an amount for the publicly traded partnership (PTP) taxes owed (see Note 8).

Earnings Per Unit For purposes of calculating the basic and diluted earnings per limited partner unit, no adjustments have been made to the reported amounts of net income (loss). The unit amounts used are as follows:

	2009	2008	2007
(In thousands except per unit amounts)			
Basic weighted average units outstanding	55,186	54,811	54,200
Effect of dilutive units:			
Unit options (Note 6)	65	287	-
Phantom units (Note 6)	655	348	-
Diluted weighted average units outstanding	55,906	55,446	54,200
Net income (loss) per unit - basic	$ 0.64	$ 0.10	$ (0.08)
Net income (loss) per unit - diluted	$ 0.63	$ 0.10	$ (0.08)

Weighted average unit options of 460,000, 300,000, and 853,000 were excluded from the diluted earnings per unit calculation as they were anti-dilutive for 2009, 2008, and 2007, respectively.

(3) Goodwill and Other Intangible Assets:

Goodwill and indefinite-lived trade-names are reviewed for impairment annually, or more frequently if indicators of impairment exist. Goodwill and trade-names have been assigned at the reporting unit, or park level, for purposes of impairment testing. Goodwill related to parks acquired prior to 2006 is annually tested for impairment as of October 1st. The Partnership completed this review during the fourth quarter in 2009 and determined the goodwill was not impaired. Goodwill and trade-names related to the PPI acquisition in 2006 is annually tested for impairment as of April 1st. The Partnership completed this review during the second quarter in 2009 and determined that such goodwill and trade-names were not impaired at that time.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in equity price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have material impact on the Partnership's consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. The Partnership estimates fair value using both an income (discounted cash flows) and market approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in revenues and costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. A market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

A relief-from-royalty model is used to determine whether the fair value of trade-names exceed their carrying amounts. The fair value of the trade-names is determined as the present value of fees avoided by owning the respective trade-name.

At the end of the fourth quarter, we concluded that based on 2009 operating results and forecasted results that a review of the carrying amount of our trade-names was warranted. After performing this review, we concluded that a portion of our trade-names originally recorded with the PPI acquisition were impaired. As a result, we recognized $4.5 million of trade-name impairment as of December 31, 2009.

A summary of changes in the Partnership's carrying value of goodwill is as follows:

(In thousands)	Goodwill (gross)	Accumulated Impairment Losses	Goodwill (net)
Balance at December 31, 2007	$ 325,418	$ -	$ 325,418
Translation	(22,464)	-	(22,464)
Purchase accounting and other adjustments	(484)	-	(484)
Non-cash impairment charge	-	(79,868)	(79,868)
Balance at December 31, 2008	302,470	(79,868)	222,602
Translation	17,404	-	17,404
Balance at December 31, 2009	$ 319,874	$ (79,868)	$ 240,006

The Partnership's other intangible assets consisted of the following at December 31, 2009 and 2008:

December 31, 2009 *(In thousands)*	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Other intangible assets:				
Trade names	-	$41,635	$ -	$41,635
License / franchise agreements	15.1 years	13,664	13,151	513
Non-compete agreements	5.0 years	200	140	60
Total other intangible assets	12.0 years	$55,499	$13,291	$42,208

December 31, 2008 *(In thousands)*	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Other intangible assets:				
Trade names	-	$43,670	$ -	$43,670
License / franchise agreements	10.2 years	13,750	3,442	10,308
Non-compete agreements	5.0 years	200	100	100
Total other intangible assets	10.1 years	$57,620	$ 3,542	$54,078

Amortization expense of other intangible assets for 2009, 2008, and 2007 was $9,748,000, $1,363,000, and $1,370,000, respectively. The increase in amortization expense reflects the accelerated amortization of the intangible asset related to the Nickelodeon licensing agreement. During the year, the Partnership determined it would not renew the licensing agreement, which expired on December 31, 2009, thus triggering the accelerated amortization in 2009. Amortization expense of other intangible assets at December 31, 2009, is expected to total less than $100,000 for 2010-2014.

(4) Long-Term Debt:

Long-term debt at December 31, 2009 and 2008 consisted of the following:

(In thousands)	2009	2008
Revolving credit loans	$ 86,300	$ 22,700
Term debt (1)		
June 2006 U.S. term loan averaging 2.23% and 2.46% at 2009 and 2008 (due 2007-2012)	501,186	1,438,125
June 2006 Canadian term loan averaging 2.23% and 2.46% at 2009 and 2008 (due 2007-2012)	143,500	263,250
June 2006 U.S. term loan averaging 4.23% at 2009 (due 2009-2014)	831,626	-
June 2006 Canadian term loan averaging 4.23% at 2009 (due 2009-2014)	63,734	-
	1,626,346	1,724,075
Less current portion	15,959	17,450
	$1,610,387	$1,706,625

(1) These average interest rates do not reflect the effect of interest rate swap agreements entered into on our variable-rate term debt (see Note 5).

In June 2006, and as amended in August 2006, in connection with the acquisition of PPI, the Partnership entered into a new $2,090 million credit agreement with several banks and certain "Lenders" party thereto (the "Credit Agreement"). On February 15, 2007 the Partnership amended the Credit Agreement reducing interest rate spreads on term borrowings under the agreement by 50 basis points (bps) and extending the maturity of the Canadian term loan six months. In August 2009, the Partnership further amended its Credit Agreement (2009 Amended Agreement), extending $900 million of term debt by two years, while increasing interest rate spreads on those term borrowings by 200 bps. The extended term debt will mature in 2014 and bears interest at a rate of LIBOR plus 400 bps, as long as the Partnership's corporate rating from Moody's is better than "B2" or its issuer credit rating from S&P is better than "B".

Revolving Credit Loans Under the 2009 Amended Agreement the Partnership has available a $280.0 million U.S. revolving loan commitment and a $30.0 million Canadian revolving loan commitment through August 30, 2011. The 2009 Amended Agreement also provides for the issuance of documentary and standby letters of credit. As of December 31, 2009, borrowings under such credit facilities were $86.3 million at an effective rate of 2.9% and standby letters of credit totaled $12.9 million. After letters of credit, the Partnership has $210.8 million of available borrowings under its credit facilities. The maximum outstanding revolving credit balance during 2009 was $188.0 million under the credit facilities.

U.S. denominated borrowings under the U.S. revolving loan commitments and the Canadian revolving loan commitments bear interest at either a rate based on LIBOR plus a margin ranging from 175 to 250 bps per annum or a rate based on prime plus a margin ranging from 75 to 150 bps. Canadian denominated borrowings under the Canadian revolving loan commitments bear interest at either a rate based on Bankers' Acceptance plus a margin ranging from 175 to 250 bps per annum or a rate based on the Canadian Prime Rate plus a margin ranging from 75 to 150 bps. The agreement also requires the Partnership to pay a commitment fee from 38 to 50 bps per annum on the unused portion of the credit facilities.

Term Debt The credit facilities provided under the 2009 Amended Agreement include a U.S. term loan and a U.S. dollar denominated Canadian term loan. The U.S. term loan maturing on August 30, 2012 and the Canadian term loan maturing February 17, 2012, bear interest at either a rate based on LIBOR plus 200 bps or a base rate plus 100 bps. The U.S. term loan is amortizing at $5.2 million a year. The Canadian term loan is amortizing at a rate of $1.5 million per year. The U.S. term loan that matures on August 30, 2014, as well as the Canadian term loan maturing on February 17, 2014, bear interest at a rate based on LIBOR plus 400 bps or a base rate plus 300 bps. The U.S term loan is amortizing at $8.6 million a year. The Canadian term loan is amortizing at a rate of $0.7 million per year.

At December 31, 2009, the scheduled annual maturities of term debt were as follows (in thousands):

	2010	2011	2012	2013	2014	Total
U.S. Term note maturing in 2012	$ 5,194	$ 5,194	$490,798	$ -	$ -	$ 501,186
Canadian Term note maturing in 2012	1,487	1,487	140,526	-	-	143,500
U.S. Term note maturing in 2014	8,618	8,618	8,618	8,618	797,154	831,626
Canadian Term note maturing in 2014	660	660	660	660	61,094	63,734
	$15,959	$15,959	$640,602	$9,278	$858,248	$1,540,046

The fair value of our term debt at December 31, 2009, was approximately $1,334.9 million, based on borrowing rates currently available to the Partnership on long-term debt with similar terms and maturities. The fair value of our term debt at December 31, 2008, was approximately $1,439.3 million, based on borrowing rates available to the Partnership on long-term debt with similar terms and maturities at December 31, 2008.

The Partnership may prepay some or all of its term debt maturing in 2012 without premium or penalty at any time. Term debt maturing in 2014 may be subject to a premium under certain conditions during the two year period ending August 12, 2011. The 2009 Amended Agreement provides for a soft-call premium that is applicable to the term debt maturing 2014. Under this condition, an amendment resulting in a reduction in the Applicable Margin, or a refinancing of the 2014 term debt, would result in a 1% fee to the applicable 2014 term debt lenders.

The Partnership's policy is to capitalize interest on major construction projects. Interest of $1.6 million in 2009 and 2008, and $1.5 million in 2007, was capitalized.

Covenants Under the terms of the 2009 Amended Agreement, the Partnership, among other restrictions, is required to remain below a specified level of leverage, and above a minimum fixed charge coverage ratio. It is also required to comply with certain distribution coverage ratios. The most restrictive of these ratios is the Maximum Consolidated Leverage Ratio which applies only to the Partnership's ability to declare and pay distributions. At December 31, 2009, this ratio set forth in the 2009 Amended Agreement decreased to 4.75x consolidated total debt (excluding revolving debt)-to-EBITDA, and as such date, our consolidated total debt (excluding revolving debt)-to-EBITDA was 5.14%. Based on 2009 results, the Partnership did not meet this covenant and distributions were suspended as of December 31, 2009. The Partnership was in compliance with all other covenants as of December 31, 2009.

(5) Derivative Financial Instruments:

In 2006, the Partnership entered into several interest rate swap agreements which effectively converted $1.0 billion of its variable-rate debt to a fixed-rate of 7.6% after the February 2007 amendment to the Credit Agreement. Cash flows related to these interest rate swap agreements are included in interest expense over the term of the agreements, which are set to expire in 2011. The Partnership has designated the 2006 interest rate swap agreements and hedging relationships as cash flow hedges. The fair market value of these agreements at December 31, 2009 and 2008, which were obtained from broker quotes, was recorded as a liability of $83.4 million and $114.9 million, respectively, in "Derivative Liability" on the consolidated balance sheet. As a part of our quarterly regression analysis testing of the effectiveness of these cash flow swaps, the swaps were deemed to be ineffective as of October 2009. As a result of this ineffectiveness, losses recorded in "Accumulated other comprehensive income" (AOCI) will be amortized through October 2011. The amount recorded in AOCI to be amortized was $91.8 million at the time of ineffectiveness.

In February 2007, the Partnership terminated two cross-currency interest rate swap agreements, which were effectively converting $268.7 million of term debt related to its wholly owned Canadian subsidiary from variable U.S. dollar denominated debt to fixed-rate Canadian dollar denominated debt. As a result of the termination of the swaps, the Partnership received $3.9 million of cash. The swaps were hedging the functional-currency-equivalent cash flows of debt that was re-measured at spot exchange rates. Accordingly, gains were previously reclassified out of "Accumulated other comprehensive income" (AOCI) into earnings to offset the related FASB ASC 830 "Foreign Currency Matters" transaction losses on the debt. This offset the value received on the terminated swaps and resulted in an overall deferred hedging loss in AOCI of $8.6 million at the termination date, which is being amortized through August 2011 (the original hedge period and remaining term of the underlying debt).

The terminated swaps were replaced with two new cross-currency swap agreements, which effectively convert the variable U.S. dollar denominated debt, and the associated interest payments, to 6.3% fixed-rate Canadian dollar denominated debt. The Partnership originally designated the new cross currency swaps as foreign currency cash flow hedges. The fair market value of the cross-currency swaps was a liability of $46.3 million at December 31, 2009 and $13.3 million at December 31, 2008, which was recorded in "Derivative Liability" on the consolidated balance sheet. As a result of paying down a portion of the underlying Canadian term debt with net proceeds from the sale of surplus land near Canada's Wonderland in August 2009, the notional amounts of the underlying debt and the cross currency swaps no longer match. Because of the mismatch of the notional amounts, the Partnership determined the swaps will no longer be highly effective going forward, resulting in the de-designation of the swaps as of the end of August. The amount recorded in AOCI to be amortized was $15.1 million at the time of de-designation.

Fair Value of Derivative Instruments in Consolidated Balance Sheet:

(In thousands):	Consolidated Balance Sheet Location	Fair Value as of December 31, 2009
Derivatives designated as hedging instruments:		
Interest rate swaps	Derivative Liability	$ 83,359
Cross-currency swaps	N/A	-
Total derivatives designated as hedging instruments:		$ 83,359
Derivatives not designated as hedging instruments:		
Interest rate swaps	N/A	$ -
Cross-currency swaps	Derivative Liability	46,303
Total derivatives not designated as hedging instruments:		$ 46,303
Total Derivative Liability		$129,662

Effects of Derivative Instruments on Income and Other Comprehensive Income (Loss):

(In thousands):	Amount of Gain (Loss) recognized in OCI on Derivatives (Effective Portion)	Amount and Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Amount and Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	
Derivatives in FASB ASC 815 Cash Flow Hedging Relationships	Twelve months ended 12/31/09		Twelve months ended 12/31/09		Twelve months ended 12/31/09
Interest rate swaps	$ 23,142	Interest Expense	$(43,051)	Net change in fair value of swaps	$8,401
Cross currency swaps [(1)]	(22,067)	Interest Expense	(6,720)		
Total	$ 1,075		$(49,771)		$8,401

(In thousands):	Amount and Location of Gain (Loss) Recognized in Income on Derivative	
Derivatives Not in FASB ASC 815 Cash Flow Hedging Relationships		Twelve months ended 12/31/09
Cross currency swaps [(1)]	Net change in fair value of swaps	$ (7,694)
		$ (7,694)

(1) The cross currency swaps became ineffective and were de-designated in August 2009.

In addition to the amount of gain (loss) recognized in income on the ineffective portion of derivatives noted in the table above, $17.6 million of expense representing the amortization of amounts in Accumulated OCI for the swaps was recorded in "Net change in fair value of swaps" on the consolidated statements of operations. Offsetting the amortization recorded in "Net change in fair value of swaps" was $7.7 million of income related to the foreign currency gain recognized related to the U.S. dollar denominated Canadian term loan.

The amounts reclassified from accumulated OCI into income for the periods noted above are in large part the result of the Partnership's requirement to swap at least 50% of its aggregate term debt to fixed rates under the terms of its Credit Agreement.

(6) Partners' Equity:

Special L.P. Interests In accordance with the Partnership Agreement, certain partners were allocated $5.3 million of 1987 and 1988 taxable income (without any related cash distributions) for which they received Special L.P. Interests. The Special L.P. Interests do not participate in cash distributions and have no voting rights. However, the holders of Special L.P. Interests will receive in the aggregate $5.3 million upon liquidation of the Partnership.

Equity-Based Incentive Plans In August 2000, the Partnership's unitholders approved the establishment of an Equity Incentive Plan allowing the award of up to 4.8 million unit options and other forms of equity as determined by the Compensation Committee of the Board of Directors as an element of compensation to senior management and other key employees. Grants were made by the Compensation Committee through December 31, 2008. Following the adoption of the 2008 Omnibus Incentive Plan (Omnibus Plan), the Board of Directors prohibited any further grants under the Equity Incentive Plan. The Omnibus Plan was approved by the Partnership's unitholders in May of 2008 and superseded and replaced the following incentive compensation plans: our Amended and Restated Senior Management Long-Term Incentive Compensation Plan, our Amended and Restated 2000 Equity Incentive Plan, and our Amended and Restated 2000 Senior Executive Management Incentive Plan. The Omnibus Plan provides an opportunity for officers, directors, and eligible persons to acquire an interest in the growth and performance of our units and provides employees annual and long-term incentive awards as determined by the Board of Directors. Under the Omnibus Plan, the Compensation Committee of the Board of Directors may grant unit options, unit appreciation rights, restricted units, performance awards, other unit awards, cash incentive awards and long-term incentive awards.

Phantom Units

During 2009, 304,958 "phantom units" were awarded at an average grant price of $9.13 per unit. These awards generally vest over an approximately four-year period and can be paid with cash, limited partnership units, or a combination of both. In 2009, 93,626 "phantom units" were paid out in a combination of limited partnership units and cash. The effect for outstanding "phantom units" has been included in the diluted earnings per unit calculation, as half of the awards are expected to be settled in limited partnership units. Approximately $3.0 million, $0.5 million and $0.9 million in compensation expense related to "phantom units" was recognized in 2009, 2008 and 2007, respectively. These amounts are included in "Selling, General and Administrative Expense" in the accompanying consolidated statements of operations.

At year-end, the Partnership had 682,151 "phantom units" outstanding, 523,770 of which were vested, at a price of $11.41 per unit. The aggregate market value of the "phantom units" vested at year-end, which has been reflected on the balance sheet in "Other Liabilities," was $6.0 million in 2009 and $3.7 million in 2008. At December 31, 2009, unamortized compensation related to unvested phantom unit awards totaled approximately $1.8 million, which is expected to be amortized over a weighted average period of 2.7 years.

Performance Units

During 2009, 183,222 "performance units" were awarded at a grant price of $9.00 per unit. The number of "performance units" issuable is contingently based upon certain performance targets over a multi-year period. The awards vest in the fourth and fifth year after grant, assuming targets are achieved, and can be paid with cash, limited partnership units, or a combination of both. The effect for outstanding "performance units" has been appropriately excluded from the diluted earnings per unit calculation, as not all performance conditions have been met as of year-end. Approximately $476,000 and $188,000 in 2009 and 2008, respectively, was recorded in compensation expense related to "performance units" and is included in "Selling, General and Administrative Expense" in the accompanying consolidated statements of operations.

At year-end, the Partnership had 258,672 "performance units" outstanding at a price of $11.41 per unit. The estimated aggregate market value of the "performance units" contingently issuable at year-end, which has been reflected on the balance sheet in "Other Liabilities," was approximately $664,000 in 2009 and $188,000 in 2008. At December 31, 2009, unamortized compensation related to unvested "performance unit" awards totaled approximately $1.6 million, which is expected to be amortized over a weighted average period of 3.0 years.

Unit Options

Options are issued with an exercise price no less than the market price of the Partnership's units on the date of grant. Variable-price options have an exercise price that declines by the value of cash distributions declared on the underlying limited partnership units. All options vest ratably over a five-year period, or when other conditions are met, and have a maximum term of ten years. As of December 31, 2009, the Partnership had 59,800 variable-price options and 368,300 fixed-price options outstanding under the Equity Incentive Plan. There were no unit options granted in 2009, 2008 or 2007.

No non-cash compensation expense relating to unit options was recognized in 2009 or 2008 and approximately $43,000 was recognized in 2007. These amounts are included in "Selling, General and Administrative Expense" in the accompanying consolidated statements of operations.

A summary of unit option activity in 2009 is presented below:

	2009	
	Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	508,650	$18.15
Granted	-	-
Exercised	(75,100)	3.63
Forfeited	(5,450)	22.15
Outstanding, end of year	428,100	$20.31
Options exercisable, end of year	428,100	$20.31

Cash received from unit option exercises totaled approximately $4,000 in 2009, $4,541,000 in 2008, and $683,000 in 2006.

The following table summarizes information about vested unit options outstanding at December 31, 2009:

Vested Options Outstanding

Type	Range of Exercise Prices	Unit Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Variable	$ 2.35 - $17.92	59,800	0.4 years	$ 3.49
Fixed	$ 17.85 - $28.45	368,300	2.0 years	23.04
Outstanding at year-end	$ 2.35 - $28.45	428,100	1.8 years	$ 20.31
Aggregate intrinsic value		$ 483,000		

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0.6 million, $13.1 million, and $2.2 million, respectively.

The Partnership did not have any unvested unit options at December 31, 2009.

As of December 31, 2009, there were no unrecognized compensation costs related to unit options. All options were vested by December 31, 2008.

The Partnership has a policy of issuing limited partnership units from treasury to satisfy option exercises and expects its treasury unit balance to be sufficient for 2010, based on estimates of option exercises for that period.

(7) Retirement Plans:

The Partnership has trusteed, noncontributory retirement plans for the majority of its full-time employees. Contributions are discretionary and amounts accrued were $3,559,000 in 2009, $3,721,000 in 2008 and $4,006,000 in 2007. These plans also permit employees to contribute specified percentages of their salary, matched up to a limit by the Partnership. Matching contributions, net of forfeitures, approximated $1,523,000 in 2009, $1,635,000 in 2008 and $1,795,000 in 2007.

In addition, approximately 114 employees are covered by union-sponsored, multi-employer pension plans for which approximately $1,066,000, $837,000 and $1,032,000 were contributed for the years ended December 31, 2009, 2008, and 2007, respectively. The Partnership has no plans to withdraw from any of the multi-employer plans. The Partnership believes that the withdrawal liability from any such withdrawal, as defined by the Multi-employer Pension Plan Amendments Act of 1980, would not be material.

(8) Income and Partnership Taxes:

Federal and state tax legislation in 1997 provided a permanent income tax exemption to existing publicly traded partnerships (PTP), such as Cedar Fair, L.P., with a new tax (the PTP tax) levied on partnership gross income (net revenues less cost of food, merchandise and games) beginning in 1998. Also, income taxes are recognized for the amount of taxes payable by the Partnership's corporate subsidiaries for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. As such, the Partnership's total provision for taxes includes amounts for both the PTP tax and for income taxes on the Partnership's corporate subsidiaries.

The Partnership's 2009 tax provision totals $14.9 million, which consists of a $7.0 million provision for the PTP tax and a $7.9 million provision for income taxes. This compares to the Partnership's 2008 tax benefit of $0.9 million, which consisted of an $8.5 million provision for the PTP tax and a $9.4 million benefit for income taxes, and the 2007 tax provision of $14.2 million, which consisted of an $8.3 million provision for the PTP tax and a $5.9 million provision for income taxes. The calculation of the provision for taxes involves significant estimates and assumptions and actual results could differ from those estimates.

Significant components of income (loss) before taxes are as follows:

(In thousands)	2009	2008	2007
Domestic	$19,440	$(16,979)	$ 705
Foreign	30,967	21,750	9,033
	$50,407	$ 4,771	$9,738

The provision (benefit) for income taxes is comprised of the following:

(In thousands)	2009	2008	2007
Income taxes:			
Current federal	$ 3,038	$ 995	$(19,158)
Current state and local	478	171	(417)
Current foreign	10,068	7,269	6,355
Total current	13,584	8,435	(13,220)
Deferred federal, state and local	(1,827)	(17,107)	24,637
Deferred foreign	(3,857)	(720)	(5,496)
Total deferred	(5,684)	(17,827)	19,141
	$ 7,900	$ (9,392)	$ 5,921

The provision for income taxes for the Partnership's corporate subsidiaries differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% to the Partnership's income before provision for income taxes.

The sources and tax effects of the differences are as follows:

(In thousands)	2009	2008	2007
Income tax expense based on the U.S. federal statutory tax rate	$ 17,643	$ 1,670	$ 3,408
Partnership (income) loss not deductible (includible) in corporate income	(12,470)	(20,649)	2,586
State and local taxes, net of federal income tax benefit	(444)	(1,907)	759
Valuation allowance	7,684	9,333	3,405
Impairment of nondeductible goodwill	-	6,613	-
Adjustment of deferred state tax rates	-	(1,548)	1,343
Benefit of reduced statutory foreign tax rates	(4,833)	-	(5,429)
Tax credits	(355)	(833)	(417)
Nondeductible expenses and other	675	(2,071)	266
	$ 7,900	$ (9,392)	$ 5,921

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

(In thousands)	2009	2008
Deferred tax assets:		
Options and deferred compensation	$ 6,925	$ 6,005
Accrued expenses	4,953	4,261
Foreign tax credits	35,874	24,052
Tax attribute carryforwards	20,620	19,481
Derivatives and foreign currency translation	13,956	17,495
Intangibles	9,465	9,538
Other, net	2,445	1,320
Deferred tax assets	94,238	82,152
Valuation allowance	(23,318)	(15,634)
Net deferred tax assets	70,920	66,518
Deferred tax liabilities:		
Property	(196,688)	(182,881)
Foreign currency translation	(5,631)	-
Deferred tax liabilities	(202,319)	(182,881)
Net deferred tax liability	$(131,399)	$(116,363)

As of December 31, 2009, the Partnership has $35.9 million of foreign tax credit carryforwards available for U.S. federal income tax purposes. A $23.3 million valuation allowance has been recorded, $15.6 million in prior years and $7.7 million in the current year, to reflect uncertainties regarding the use of these foreign tax credits before they begin expiring in 2016. The valuation allowance is based on estimates of taxable income from the foreign jurisdictions in which it operates and the period over which its deferred tax assets will be realized.

Additionally, as of December 31, 2009, the Partnership has $20.6 million of tax attribute carryforwards consisting of general business credits ($4.4 million), alternative minimum tax credits ($0.8 million) and the tax effect of federal and state net operating loss carryforwards ($9.4 million and $6.0 million, respectively). Alternative minimum tax credits do not expire. The general business credits will begin to expire in 2027. The federal and state net operating loss carryforwards will begin to expire from 2017 to 2027. The Partnership expects to fully realize these tax attribute carryforwards. As such, no valuation allowance has been recorded relating to these tax attribute carryforwards.

As of December 31, 2009 and December 31, 2007, the Partnership adjusted its deferred tax assets and liabilities to reflect the impact of changes to the enacted statutory tax rates in Canada ($4.8 million benefit and $5.4 million benefit, respectively). As of December 31, 2008 and December 31, 2007, the Partnership adjusted its deferred tax assets and liabilities to reflect the effective U.S. state and local tax rates expected to apply to taxable income in the period when the associated deferred tax assets and liabilities are settled or realized ($1.5 million benefit and $1.3 million provision, respectively).

The net current and non-current components of deferred taxes recognized as of December 31, 2009 and 2008 in the consolidated balance sheets are as follows:

(In thousands)	2009	2008
Net current deferred tax asset	$ 6,725	$ 7,906
Net non-current deferred tax liability	(138,124)	(124,269)
Net deferred tax liability	$ (131,399)	$ (116,363)

The net current deferred tax asset amounts are reported as "Current deferred tax asset," and the net non-current deferred tax liability amounts are reported as "Deferred Tax Liability" in the accompanying consolidated balance sheets.

As of December 31, 2009, the Partnership has recorded deferred tax assets of $2.0 million to account for the tax effect of derivatives and foreign currency translation adjustments included in Other Comprehensive Income.

The Partnership has no unrecognized income tax benefits. Further, the Partnership has no tax positions for which it estimates a significant change to the amount of unrecognized tax benefits over the next 12 months.

The Partnership and its corporate subsidiaries are subject to taxation in the U.S., Canada and various state jurisdictions. The tax returns of the Partnership are subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. The tax returns of the Partnership and its corporate subsidiaries have been examined through December 2003 and March 1999, respectively. With few exceptions, the Partnership and its corporate subsidiaries are no longer subject to examination by the major taxing authorities for tax years before 2006.

(9) Operating Lease Commitments and Contingencies:

The Partnership has commitments under various operating leases at its parks. Minimum lease payments under non-cancelable operating leases as of December 31, 2009 are as follows (in thousands):

2010	$ 6,610
2011	6,012
2012	5,649
2013	5,520
2014	5,368
Thereafter	27,605
	$56,764

Lease expense, which includes short-term rentals for equipment and machinery, for 2009, 2008 and 2007 totaled $9,575,000, $10,117,000 and $10,320,000, respectively.

During 2009, the Partnership agreed to a $9.0 million settlement of a California class-action lawsuit. The settlement, which is expected to be paid in 2010, has been recorded as a liability in "Other accrued liabilities" on the consolidated balance sheet and recognized as a charge in "Operating expenses" in the 2009 consolidated statement of operations.

The Partnership is party to three separate lawsuits all seeking to enjoin the proposed merger with Apollo and alleging that the proxy statement regarding the merger is materially misleading. The Partnership is also a party to a number of lawsuits arising in the normal course of business. In the opinion of management, these matters will not have a material effect in the aggregate on the Partnership's financial statements.

(10) Fair Value Measurements:

The Partnership adopted FASB ASC 820 "Fair Value Measurements and Disclosures" and FASB ASC 815-10-05 (SFAS No. 157, "Fair Value Measurements"), on January 1, 2008. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under Generally Accepted Accounting Principles (GAAP), certain assets and liabilities must be measured at fair value, and FASB ASC 820-10 and FASB 815-10 detail the disclosures that are required for items measured at fair value. Under FASB ASC 825 "Financial Instruments" (SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"), entities are permitted to choose to measure many financial instruments and certain other items at fair value. The Partnership did not elect the fair value measurement option under FASB ASC 825 for any of its financial assets or liabilities.

FASB ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The table below presents the balances of liabilities measured at fair value as of December 31, 2009 on a recurring basis:

(In thousands)	Total	Level 1	Level 2	Level 3
Interest rate swap agreements	$ 83,359	$ -	$ 83,359	$ -
Cross-currency swap agreements	46,303	-	46,303	-
Total [1]	$ 129,662	$ -	$ 129,662	$ -

(1) Included in "Derivative Liability" on the Consolidated Balance Sheet

Fair values of the interest rate and cross-currency swap agreements are determined using significant inputs, including the LIBOR and foreign currency forward curves, that are considered Level 2 observable market inputs. In addition, the Partnership considered the effect of its credit and non-performance risk on the fair values provided, and at December 31, 2009 concluded there was no necessary adjustment to be made. The Partnership monitors the credit and non-performance risk associated with its derivative counterparties and believes them to be insignificant and not warranting a credit adjustment at December 31, 2009.

The table below presents the balances of assets measured at fair value as of December 31, 2009 on a non-recurring basis:

(In thousands)	Total	Level 1	Level 2	Level 3
Trade-names	41,635	-	-	41,635
Total [1]	$41,635	$-	$-	$41,635

(1) Included in "Other Intangibles, net" on the Consolidated Balance Sheet

A relief-from-royalty model is used to determine whether the fair value of trade-names exceeds their carrying amount. The fair value of the trade-names is determined as the present value of fees avoided by owning the respective trade-name.

At the end of the fourth quarter, we concluded that based on 2009 operating results and forecasted results, that a review of the carrying amount of our trade-names was warranted. After performing this review, we concluded that a portion of trade-names originally recorded with the PPI acquisition were impaired. As a result, we recognized $4.5 million of trade-name impairment as of December 31, 2009.

(11) Subsequent Events:

In connection with the preparation of the consolidated financial statements, the Partnership evaluated subsequent events after the balance sheet date of December 31, 2009 through the date the financial statements were issued.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Partnership maintains a system of controls and procedures designed to ensure that information required to be disclosed by the Partnership in its reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the Commission and that such information is accumulated and communicated to the Partnership's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of December 31, 2009, the Partnership has evaluated the effectiveness of the design and operation of its disclosure controls and procedures under supervision of management, including the Partnership's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Partnership's disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

The Partnership's management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a or 15(f) under the Exchange Act. The Partnership's internal control system over financial reporting is a process designed to provide reasonable assurance to management and the General Partner's board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Partnership's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. As a result of its assessment, management concluded that, as of December 31, 2009, the Partnership's internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report, on the effectiveness of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in the Partnership's internal controls over financial reporting that occurred during the fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Partnership's internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Cedar Fair, L.P.
Sandusky, Ohio

We have audited the internal control over financial reporting of Cedar Fair, L.P. and subsidiaries (the "Partnership") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Partnership and our report dated February 26, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
February 26, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Cedar Fair Management, Inc., an Ohio corporation owned by an Ohio trust, is the General Partner of the Partnership and has full responsibility for the management of the Partnership. For additional information, attention is directed to Note 1 in "Notes to Consolidated Financial Statements" on page 35 of this Report.

A. Identification of Directors:

The information required by this item is incorporated by reference to the material in our Proxy Statement for the annual meeting of limited partner unitholders to be filed within 120 days of the end of our fiscal year (the "Proxy Statement") under the captions "Election of Directors," "Board Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance."

B. Identification of Executive Officers:

Information regarding executive officers of the Partnership is included in this Annual Report on Form 10-K under the caption "Supplemental Item. Executive Officers of Cedar Fair" in Item I of Part I and is incorporated herein by reference.

C. Code of Ethics:

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K, the Partnership has adopted a Code of Conduct and Ethics (the "Code"), which applies to all directors, officers and employees of the Partnership, including the Chief Executive Officer and the Senior Financial Officers. A copy of the Code is available on the Internet at the Investor Relations section of our web site (www.cedarfair.com).

The Partnership submitted an unqualified Section 303A.12(a) Chief Executive Officer certification to the New York Stock Exchange on May 28, 2009, stating that the Partnership was in compliance with the NYSE's Corporate Governance Listing Standards. The Chief Executive Officer and Chief Financial Officer certifications under Section 302 of the Sarbanes-Oxley Act are included as exhibits to this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference to the material in our Proxy Statement under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED UNITHOLDER MATTERS.

The information required by this item is incorporated by reference to the material in our Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning units authorized or available for issuance under our equity compensation plans as of December 31, 2009.

Plan Category	Number of units to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of units remaining available for future issuance under equity compensation plans (excluding units reflected in column (a)) (c)
Equity compensation plans approved by unitholders	1,822,922	$20.31	2,392,632
Equity compensation plans not approved by unitholders	-	-	-
Total	1,822,922	$20.31	2,392,632

Attention is directed to Note 6 in "Notes to Consolidated Financial Statements" for additional information regarding the Partnership's equity incentive plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated by reference to the material in our Proxy Statement under the captions "Certain Relationships and Related Transactions," "Board of Directors," and "Board Committees."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is incorporated by reference to the material in our Proxy Statement under the caption "Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A. 1. Financial Statements

The following consolidated financial statements of the Registrant, the notes thereto and the related Report of Independent Registered Public Accounting Firm are filed under Item 8 of this Report:

		Page
(i)	Report of Independent Registered Public Accounting Firm	30
(ii)	Consolidated Balance Sheets - December 31, 2009 and 2008	31
(iii)	Consolidated Statements of Operations - Years ended December 31, 2009, 2008, and 2007	32
(iv)	Consolidated Statements of Cash Flows - Years ended December 31, 2009, 2008, and 2007	33
(v)	Consolidated Statements of Partners' Equity - Years ended December 31, 2009, 2008, and 2007	34
(vi)	Notes to Consolidated Financial Statements - December 31, 2009, 2008, and 2007	35-51

A. 2. Financial Statement Schedules

All Schedules are omitted, as the information is not required or is otherwise furnished.

A. 3. Exhibits

The exhibits listed below are incorporated herein by reference to prior SEC filings by Registrant or are included as exhibits in this Form 10-K.

Exhibit Number	Description
2.1	Asset Purchase Agreement between Cedar Fair, L.P. and Six Flags, Inc., Funtime, Inc., Aurora Campground, Inc., Ohio Campgrounds Inc., and Ohio Hotel LLC, dated April 8, 2004. Incorporated herein by reference to Exhibit 2 to the Registrant's Form 8-K (File No. 001-09444) filed on April 23, 2004.
2.2	Stock Purchase Agreement between Cedar Fair, L.P. and CBS Corporation, dated May 22, 2006. Incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K filed on July 7, 2006.
2.3	Amendment No. 1 to the Stock Purchase Agreement between Cedar Fair, L.P. and CBS Corporation, dated June 30, 2006. Incorporated herein by reference to Exhibit 2.2 to the Registrant's Form 8-K filed on July 7, 2006.
2.4	Agreement and Plan of Merger, dated as of December 16, 2009, by and among Siddur Holdings, Ltd., Siddur Merger Sub, LLC, Cedar Fair Management, Inc. and Cedar Fair, L.P., dated as of December 16, 2009. Incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K filed on December 17, 2009.
3.1	Fifth Amended and Restated Agreement of Limited Partnership of Cedar Fair, L.P. Incorporated herein by reference to Exhibit A to the Registrant's Proxy Statement on Schedule 14A (File No. 001-9444) filed March 23, 2004.
10.1	Cedar Fair, L.P. Amended and Restated Executive Severance Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.

Exhibit Number	Description
10.2	Cedar Fair, L.P. Amended and Restated 2000 Equity Incentive Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.
10.3	Cedar Fair, L.P. Amended and Restated 2000 Senior Executive Management Incentive Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.
10.4	Cedar Fair, L.P. Amended and Restated Senior Management Long-Term Incentive Compensation Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.
10.5	Cedar Fair, L.P. Amended and Restated Supplemental Retirement Program dated July 18, 2007. Incorporated herein by reference to Exhibit 10.5 to the Registrants Quarterly Report on Form 10-Q filed on August 3, 2007.
10.6	Cedar Fair, L.P. 2008 Supplemental Retirement Program dated February 4, 2008. Incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed on February 29, 2008.
10.7	2007 Amended and Restated Employment Agreement with Richard L. Kinzel. Incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.
10.8	2007 Amended and Restated Employment Agreement with Jacob T. Falfas. Incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.
10.9	2007 Amended and Restated Employment Agreement with Peter J. Crage. Incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed August 3, 2007.
10.10	Employment Agreement with Robert A. Decker. Incorporated herein by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K filed on February 29, 2008.
10.11	Amended and Restated Credit Agreement dated as of February 15, 2007 among Cedar Fair, L.P. and Subsidiaries as co-borrowers, and several banks and certain "Lenders" party thereto. Incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on February 21, 2007.
10.12	Cedar Fair, L.P. 2008 Omnibus Incentive Plan dated as of May 15, 2008. Incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on May 20, 2008.
10.13	Cedar Fair, L.P. 2008 Omnibus Incentive Plan Long-Term Incentive Award Agreement. Incorporated herein by reference to Exhibit 10.13 to the Registrant's Form 10-K filed on March 2, 2009.
10.14	Cedar Fair, L.P. 2008 Omnibus Incentive Plan 2008-2011 Performance Award Agreement. Incorporated herein by reference to Exhibit 10.13 to the Registrant's Form 10-K filed on March 2, 2009.
21	Subsidiaries of Cedar Fair, L.P.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEDAR FAIR, L.P.
(Registrant)

DATED: February 26, 2010

By: Cedar Fair Management, Inc.
General Partner

/s/ Richard L. Kinzel

Richard L. Kinzel
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard L. Kinzel Richard L. Kinzel	Chairman, President and Chief Executive Officer, Director	February 26, 2010
/s/ Peter J. Crage Peter J. Crage	Corporate Vice President - Finance (Principal Financial Officer)	February 26, 2010
/s/ Brian C. Witherow Brian C. Witherow	Vice President and Corporate Controller (Principal Accounting Officer)	February 26, 2010
/s/ Darrel D. Anderson Darrel D. Anderson	Director	February 26, 2010
/s/ Richard S. Ferreira Richard S. Ferreira	Director	February 26, 2010
/s/ Michael D. Kwiatkowski Michael D. Kwiatkowski	Director	February 26, 2010
/s/ David L. Paradeau David L. Paradeau	Director	February 26, 2010
/s/ Steven H. Tishman Steven H. Tishman	Director	February 26, 2010
/s/ C. Thomas Harvie C. Thomas Harvie	Director	February 26, 2010

ANNUAL REPORT ON FORM 10-K
CEDAR FAIR, L.P.
For the Year Ended December 31, 2009

EXHIBIT INDEX

Exhibit Number	Description	Page
2.1	Asset Purchase Agreement between Cedar Fair, L.P. and Six Flags, Inc., Funtime, Inc., Aurora Campground, Inc., Ohio Campgrounds Inc., and Ohio Hotel LLC, dated April 8, 2004. Incorporated herein by reference to Exhibit 2 to the Registrant's Form 8-K (File No. 001-09444) filed on April 23, 2004.	*
2.2	Stock Purchase Agreement between Cedar Fair, L.P. and CBS Corporation, dated May 22, 2006. Incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K filed on July 7, 2006.	*
2.3	Amendment No. 1 to the Stock Purchase Agreement between Cedar Fair, L.P. and CBS Corporation, dated June 30, 2006. Incorporated herein by reference to Exhibit 2.2 to the Registrant's Form 8-K filed on July 7, 2006.	*
2.4	Agreement and Plan of Merger, dated as of December 16, 2009, by and among Siddur Holdings, Ltd., Siddur Merger Sub, LLC, Cedar Fair Management, Inc. and Cedar Fair, L.P., dated as of December 16, 2009. Incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K filed on December 17, 2009.	*
3.1	Fifth Amended and Restated Agreement of Limited Partnership of Cedar Fair, L.P. Incorporated herein by reference to Exhibit A to the Registrant's Proxy Statement on Schedule 14A (File No. 001-09444) filed March 23, 2004.	*
10.1	Cedar Fair, L.P. Amended and Restated Executive Severance Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*
10.2	Cedar Fair, L.P. Amended and Restated 2000 Equity Incentive Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*
10.3	Cedar Fair, L.P. Amended and Restated 2000 Senior Executive Management Incentive Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*
10.4	Cedar Fair, L.P. Amended and Restated Senior Management Long-Term Incentive Compensation Plan dated July 18, 2007. Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*
10.5	Cedar Fair, L.P. Amended and Restated Supplemental Retirement Program dated July 18, 2007. Incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*
10.6	Cedar Fair, L.P. 2008 Supplemental Retirement Program dated February 4, 2008. Incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed on February 29, 2008.	*
10.7	2007 Amended and Restated Employment Agreement with Richard L. Kinzel. Incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*

EXHIBIT INDEX (continued)

Exhibit Number	Description	Page
10.8	2007 Amended and Restated Employment Agreement with Jacob T. Falfas. Incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*
10.9	2007 Amended and Restated Employment Agreement with Peter J. Crage. Incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2007.	*
10.10	Employment Agreement with Robert A. Decker. Incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed on February 29, 2008.	*
10.11	Amended and Restated Credit Agreement dated as of February 15, 2007 among Cedar Fair, L.P. and Subsidiaries as co-borrowers, and several banks and certain "Lenders" party thereto. Incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on February 21, 2007.	*
10.12	Cedar Fair, L.P. 2008 Omnibus Incentive Plan dated as of May 15, 2008. Incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on May 20, 2008.	*
10.13	Cedar Fair, L.P. 2008 Omnibus Incentive Plan Long-Term Incentive Award Agreement. Incorporated herein by reference to Exhibit 10.13 to the Registrant's Form 10-K filed on March 2, 2009.	*
10.14	Cedar Fair, L.P. 2008 Omnibus Incentive Plan 2008-2011 Performance Award Agreement. Incorporated herein by reference to Exhibit 10.14 to the Registrant's Form 10-K filed on March 2, 2009.	*
21	Subsidiaries of Cedar Fair, L.P.	60
23	Consent of Independent Registered Public Accounting Firm	61
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	62
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	63
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	64

SEC Mail Processing
Section

MAY 04 2010

Washington, DC
112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from________ to ________

Commission file number 1-4372

FOREST CITY ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Ohio	34-0863886
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Terminal Tower Suite 1100 50 Public Square Cleveland, Ohio	44113
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	216-621-6060

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock ($.33 1/3 par value)	New York Stock Exchange
Class B Common Stock ($.33 1/3 par value)	New York Stock Exchange
$100,000,000 Aggregate Principal Amount of 7.375% Senior Notes Due 2034	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act: (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☒

The aggregate market value of the outstanding common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was $874,712,205.

The number of shares of registrant's common stock outstanding on March 23, 2010 was 134,805,397 and 21,607,568 for Class A and Class B common stock, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on June 16, 2010 are incorporated by reference into Part III to the extent described herein.

(This Page Intentionally Left Blank)

Forest City Enterprises, Inc. and Subsidiaries

Annual Report on Form 10-K
For The Year Ended January 31, 2010

Table of Contents

PART I

		Page
Item 1.	Business	2
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	20
Item 2.	Properties	20
Item 3.	Legal Proceedings	36
Item 4.	Reserved	36
	Executive Officers of the Registrant	36

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	37
Item 6.	Selected Financial Data	39
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	88
Item 8.	Financial Statements and Supplementary Data	92
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	159
Item 9A.	Controls and Procedures	159
Item 9B.	Other Information	161

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	161
Item 11.	Executive Compensation	161
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	161
Item 13.	Certain Relationships and Related Transactions, and Director Independence	161
Item 14.	Principal Accountant Fees and Services	161

PART IV

Item 15.	Exhibits and Financial Statements Schedules	162
	Signatures	170

PART I

Item 1. Business

Founded in 1920 and publicly traded since 1960, Forest City Enterprises, Inc. (with its subsidiaries, the "Company" or "Forest City") is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate properties in 27 states and the District of Columbia. At January 31, 2010, the Company had approximately $11.9 billion in consolidated assets, of which approximately $11.3 billion was invested in real estate, at cost. The Company's core markets include Boston, the state of California, Chicago, Denver, the New York City/Philadelphia metropolitan area and the Greater Washington D.C./Baltimore metropolitan area. The Company has offices in Albuquerque, Boston, Chicago, Denver, London (England), Los Angeles, New York City, San Francisco, Washington, D.C. and the Company's corporate headquarters in Cleveland, Ohio. The Company's portfolio of real estate assets is diversified both geographically and among property types.

The Company operates through three primary strategic business units:

- **Commercial Group**, the Company's largest strategic business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects.
- **Residential Group** owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. Additionally, it develops for-sale condominium projects and also owns interests in entities that develop and manage military family housing.
- **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.

The Company has centralized the capital management, financial reporting and certain administrative functions of its business units. In most other respects, the strategic business units operate autonomously, with the Commercial Group and Residential Group each having their own development, acquisition, leasing, property and financial management functions. The Company believes this structure enables its employees to focus their expertise and to exercise the independent leadership, creativity and entrepreneurial skills appropriate for their particular business segment.

Segments of Business

The Company currently has five segments:

- Commercial Group
- Residential Group
- Land Development Group
- The New Jersey Nets ("The Nets")
- Corporate Activities

Financial information about industry segments required by this item is included in Item 8 - Financial Statements and Supplementary Data and Note M - Segment Information.

Commercial Group

The Company has developed and/or acquired retail projects for more than 50 years and office and mixed-use projects for more than 30 years. The Commercial Group owns a diverse portfolio in both urban and suburban locations in 16 states and the District of Columbia. The Commercial Group targets densely populated markets where it uses its expertise to develop complex projects, often employing public and/or private partnerships. As of January 31, 2010, the Commercial Group owned interests in 98 completed properties, including 46 retail properties (approximately 15 million gross leasable square feet), 47 office properties (approximately 13.5 million gross leasable square feet) and 5 hotels (1,833 rooms).

The Company opened its first community retail center in 1948 and its first enclosed regional mall in 1962. Since then, it has developed regional malls and specialty retail centers. The specialty retail centers include urban retail centers, entertainment-based centers, community centers and power centers (collectively, "specialty retail centers"). As of January 31, 2010, the Commercial Group's retail portfolio consisted of 17 regional malls with gross leasable area ("GLA") of 8.1 million square feet and 29 specialty retail centers with a total GLA of 6.5 million square feet. The Commercial Group has two specialty retail centers under construction with GLA of 1.0 million square feet, one of which had a partial opening during the three months ended January 31, 2010 and the other had a grand opening in February 2010. The Commercial Group also had one regional mall under construction with GLA of 1.3 million square feet.

Regional malls are developed in collaboration with anchor stores that typically own their facilities as an integral part of the mall structure and environment but do not generate significant direct payments to the Company. In contrast, anchor stores at specialty retail centers generally are tenants under long-term leases that contribute significant rental payments to the Company.

While the Company continues to develop regional malls in strong markets, it has also pioneered the concept of bringing specialty retailing to urban locations previously ignored by major retailers. With high population densities and disposable income levels at or near those of the suburbs, urban development is proving to be economically advantageous for the Company, for the tenants who realize high sales per square foot and for the cities that benefit from the new jobs and taxes created in the urban locations.

In its office development activities, the Company is primarily a build-to-suit developer that works with tenants to meet their requirements. The Company's office development has focused primarily on mixed-use projects in urban developments, often built in conjunction with hotels and/or retail centers or as part of a major office or life science campus. As a result of this focus on urban developments, the Company continues to concentrate future office and mixed-use developments largely in the New York City, Boston, Chicago, Washington, D.C., Albuquerque and Denver metropolitan areas.

The following tables provide lease expiration and significant tenant information as of January 31, 2010 relating to the Commercial Group's retail properties.

Retail Lease Expirations as of January 31, 2010

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES [3]	PERCENTAGE OF TOTAL LEASED GLA [1]	NET BASE RENT EXPIRING [2]	PERCENTAGE OF TOTAL BASE RENT	AVERAGE BASE RENT PER SQUARE FEET EXPIRING [3]
2010	262	645,973	5.08 %	$ 16,112,035	5.75 %	$ 31.34
2011	343	1,205,116	9.48	28,533,272	10.19	28.70
2012	247	927,210	7.29	22,617,851	8.08	28.26
2013	236	1,024,225	8.05	25,244,672	9.01	27.71
2014	233	1,078,570	8.48	22,539,251	8.05	27.14
2015	170	770,188	6.06	18,011,467	6.43	27.33
2016	224	1,197,226	9.42	32,648,867	11.66	37.23
2017	149	1,014,189	7.98	22,302,602	7.96	25.85
2018	166	848,368	6.67	18,481,659	6.60	23.89
2019	111	984,031	7.74	21,270,318	7.59	23.35
Thereafter	100	3,020,665	23.75	52,308,693	18.68	20.55
Total	**2,241**	**12,715,761**	**100.00 %**	**$ 280,070,687**	**100.00 %**	**$ 26.41**

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a Generally Accepted Accounting Principles ("GAAP") financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, amortization of above and below market in-place lease values and contingent rental payments (which are not reasonably estimable).

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

Schedule of Significant Retail Tenants as of January 31, 2010

(Based on net base rent 1% or greater of the Company's ownership share)

TENANT	NUMBER OF LEASES	LEASED SQUARE FEET	PERCENTAGE OF TOTAL RETAIL SQUARE FEET
AMC Entertainment, Inc.	6	515,097	4.05 %
Bass Pro Shops, Inc.	3	510,855	4.02
Regal Entertainment Group	5	381,461	3.00
TJX Companies	10	313,861	2.47
The Gap	24	305,756	2.40
The Home Depot	2	282,000	2.22
Dick's Sporting Goods	5	257,486	2.02
Abercrombie & Fitch Stores, Inc.	30	223,567	1.76
The Limited	36	221,684	1.74
Footlocker, Inc.	37	142,848	1.12
Pathmark Stores, Inc.	2	123,500	0.97
American Eagle Outfitters	18	104,067	0.83
Subtotal	178	3,382,182	26.60
All Others	2,063	9,333,579	73.40
Total	**2,241**	**12,715,761**	**100.00 %**

The following tables provide lease expiration and significant tenant information as of January 31, 2010 relating to the Commercial Group's office properties.

Office Lease Expirations as of January 31, 2010

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES [3]	PERCENTAGE OF TOTAL LEASED GLA [1]	NET BASE RENT EXPIRING [2]	PERCENTAGE OF TOTAL BASE RENT	AVERAGE BASE RENT PER SQUARE FEET EXPIRING [3]
2010	99	1,209,822	10.76 %	$ 24,285,735	7.59 %	$ 23.76
2011	69	734,187	6.53	17,207,639	5.37	26.25
2012	81	1,128,482	10.04	32,087,579	10.02	30.20
2013	75	1,179,469	10.49	27,184,470	8.49	24.52
2014	44	888,349	7.90	22,791,675	7.12	30.13
2015	12	258,801	2.30	4,693,752	1.47	19.17
2016	19	401,476	3.57	9,084,751	2.84	24.85
2017	18	265,156	2.36	7,953,622	2.48	32.43
2018	17	1,060,998	9.44	30,255,361	9.45	32.42
2019	17	689,141	6.13	16,450,908	5.14	25.77
Thereafter	36	3,427,531	30.48	128,174,483	40.03	39.18
Total	**487**	**11,243,412**	**100.00 %**	**$ 320,169,975**	**100.00 %**	**$ 30.93**

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, amortization of above and below market in-place lease values and contingent rental payments (which are not reasonably estimable).

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

Schedule of Significant Office Tenants as of January 31, 2010

(Based on net base rent 2% or greater of the Company's ownership share)

TENANT	LEASED SQUARE FEET	PERCENTAGE OF TOTAL OFFICE SQUARE FEET
City of New York	890,185	7.92 %
Millennium Pharmaceuticals, Inc.	628,934	5.59
U.S. Government	620,402	5.52
Morgan Stanley & Co.	444,685	3.96
Securities Industry Automation Corp.	433,971	3.86
Wellchoice, Inc.	392,514	3.49
JP Morgan Chase & Co.	385,254	3.43
Forest City Enterprises, Inc.[1]	366,786	3.26
Bank of New York	323,043	2.87
National Grid	254,034	2.26
Alkermes, Inc.	210,248	1.87
Clearbridge Advisors, LLC, a Legg Mason Company	193,249	1.72
Covington & Burling, LLP	160,565	1.43
Seyfarth Shaw, LLP	96,909	0.86
Subtotal	5,400,779	48.04
All Others	5,842,633	51.96
Total	**11,243,412**	**100.00 %**

(1) All intercompany rental income is eliminated in consolidation.

Residential Group

The Company's Residential Group owns, develops, acquires, leases and manages residential rental properties in 21 states and the District of Columbia. The Company has been engaged in apartment community development for over 50 years beginning in Northeast Ohio and gradually expanding nationally. Its residential portfolio includes middle-market apartments, upscale urban properties and adaptive re-use developments. The Residential Group develops for-sale condominium projects and also owns, develops and manages military family housing.

At January 31, 2010, the Residential Group's operating portfolio consisted of 34,707 units in 119 properties in which Forest City has an ownership interest. In addition, the Company owns a residual interest in and manages 5 properties containing 741 units of syndicated senior citizen subsidized housing.

Land Development Group

The Company has been in the land development business since the 1930s. The Land Development Group acquires and sells raw land and sells fully-entitled developed lots to residential, commercial and industrial customers. The Land Development Group also owns and develops raw land into master-planned communities, mixed-use projects and other residential developments. As of January 31, 2010, the Company owned approximately 10,543 acres of undeveloped land (including 7,756 of saleable acres) for these commercial and residential development purposes. The Company has an option to purchase 1,474 acres of developable land at its Stapleton project in Denver, Colorado, and 5,731 acres of developable land at its Mesa del Sol project in Albuquerque, New Mexico. The Company has land development projects in 12 states.

Historically, the Land Development Group's activities focused on land development projects in Northeast Ohio. Over time, the Land Development Group's activities expanded to larger, more complex projects. The Land Development Group has extended its activities on a national basis, first in Arizona, and more recently in Illinois, North Carolina, Florida, Colorado, Texas, New Mexico, South Carolina, New York, Missouri and Washington. Land development and sales activities at the Company's Stapleton project in Denver, Mesa del Sol project in Albuquerque and Central Station project in downtown Chicago are reported in the Land Development Group.

As of the end of fiscal 2009, the Company had purchased 1,461 acres at Stapleton, leaving a balance of 1,474 acres that may be acquired through an option held by the Company for additional development over the course of the next 8 years. Over and above the developable land that may be purchased through an option held by the Company, 1,116 acres of Stapleton are reserved for regional parks and open space, of which 683 acres are under development or have been completed. Aside from land development and sales activities, Stapleton currently has over 2 million square feet of retail space, approximately 350,000 square feet of office space, over 1.2 million of other commercial space and 484 apartment units in place.

Additionally, as of the end of fiscal 2009, the Company had purchased 3,175 acres at Mesa del Sol, of which 2,336 saleable acres are on hand as of January 31, 2010. This leaves a balance of 5,731 acres to be acquired for additional development over the course of the next 25 to 50 years. Aside from land development and sales activities, Mesa del Sol currently has 375,000 square feet of office space in place, which is included in the Commercial Group segment.

In addition to sales activities of the Land Development Group, the Company also sells land acquired by its Commercial Group and Residential Group adjacent to their respective projects. Proceeds and related costs from such land sales are included in the revenues and expenses of such groups.

The Nets

On August 16, 2004 the Company purchased an ownership interest in The Nets, a member of the National Basketball Association ("NBA"). The Company accounts for its investment on the equity method of accounting. Although the Company has a legal ownership interest of approximately 23% in The Nets, the Company recognized approximately 68%, 54% and 25% of the net loss for the years ended January 31, 2010, 2009 and 2008, respectively, because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of The Nets.

The purchase of the interest in The Nets was the first step in the Company's efforts to pursue development projects, which include a new entertainment arena complex and adjacent urban developments combining housing, offices, shops and public open space. The Nets segment is primarily comprised of and reports on the sports operations of the basketball team.

On December 15, 2009, the Company entered into a purchase agreement with an affiliate of Onexim Group, an international private investment fund, to create a strategic partnership. Pursuant to the terms of the agreement, entities to be formed by Onexim Group will invest $200,000,000 and make certain contingent funding commitments to acquire 80% of The Nets, 45% of the Arena project and the right to purchase up to 20% of the Atlantic Yards Development Company. The Company will retain a noncontrolling ownership interest in The Nets under the agreement. The closing of the strategic partnership requires certain consents and is subject to the satisfaction of various conditions. While the parties are proceeding in good faith to obtain the consents and satisfy the conditions, the Company cannot assure you that it will be successful.

Competition

The real estate industry is highly competitive in many of the markets in which the Company operates. There are numerous other developers, managers and owners of commercial and residential real estate and undeveloped land that compete with the Company nationally, regionally and/or locally, some of whom may have greater financial resources and market share than the Company. They compete with the Company for management and leasing opportunities, land for development, properties for acquisition and disposition, and for anchor stores and tenants for properties. The Company may not be able to successfully compete in these areas. In addition, competition could over-saturate any market; as a result, the Company may not have sufficient cash to meet the nonrecourse debt service requirements on certain of its properties. Although the Company may attempt to negotiate a restructuring with the mortgagee, it may not be successful, particularly in light of current credit markets, which could cause a property to be transferred to the mortgagee.

Tenants at the Company's retail properties face continual competition in attracting customers from retailers at other shopping centers, catalogue companies, online merchants, warehouse stores, large discounters, outlet malls, wholesale clubs, direct mail and telemarketers. The Company's competitors and those of its tenants could have a material adverse effect on the Company's ability to lease space in its properties and on the rents it can charge or the concessions it can grant. This in turn could materially and adversely affect the Company's results of operations and cash flows, and could affect the realizable value of its assets upon sale.

In addition to real estate competition, the Company faces competition related to the operation of The Nets. Specifically, The Nets are in competition with other major league sports, college athletics and other sports-related and non-sports related entertainment. If The Nets are not able to successfully manage this risk, they may incur additional losses resulting in an increase of the Company's share of the total losses, which are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of The Nets.

Number of Employees

The Company had 3,019 employees as of January 31, 2010, of which 2,706 were full-time and 313 were part-time.

Available Information

Forest City Enterprises, Inc. is an Ohio corporation and its executive offices are located at Suite 1100, 50 Public Square, Cleveland, Ohio 44113. The Company makes available, free of charge, on its website at www.forestcity.net, its annual, quarterly and current reports, including amendments to such reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission ("SEC"). The Company's SEC filings can also be obtained from the SEC website at www.sec.gov.

The Company's corporate governance guidelines including the Company's Code of Ethical and Legal Conduct and committee charters are also available on the Company's website at www.forestcity.net or in print to any stockholder upon written request addressed to Corporate Secretary, Forest City Enterprises, Inc., Suite 1360, 50 Public Square, Cleveland, Ohio 44113.

The information found on the Company's website or the SEC website is not part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

Lending and Capital Market Conditions May Negatively Impact Our Liquidity and Our Ability to Finance or Refinance Projects or Repay Our Debt

Ongoing economic conditions have negatively impacted the lending and capital markets, particularly for real estate. The capital markets have witnessed significant adverse conditions, including a substantial reduction in the availability of and access to capital. Financial institutions have significantly reduced their lending with an emphasis on lessening their exposure to real estate. Originations of new loans for commercial mortgage backed securities are extremely limited. Underwriting standards are being tightened with lenders requiring lower loan-to-values, increased debt service coverage levels and higher lender spreads. These market conditions, combined with the volatility in the financial markets, have made our ability to access capital challenging. We may not be able to obtain financings on terms comparable to those we secured prior to the economic downturn, and our financing costs may be significantly higher. These conditions have required us to curtail our investment in new development projects, which will negatively impact the future growth of our business. If these conditions do not improve, we may be required to further curtail our development, redevelopment or expansion projects and potentially write down our investments in some projects.

The adverse market conditions also impact our ability to, and the cost at which we, refinance our debt and obtain renewals or replacement of credit enhancement devices, such as letters of credit. While some of our current financings have extension options, some of those are contingent upon pre-determined underwriting qualifications. We cannot assure you that a given project will meet the required conditions to qualify for such extensions. Our inability to extend, repay or refinance our debt when it becomes due, including upon a default or acceleration event, could result in foreclosure on the properties pledged as collateral thereof, which could result in a loss of our full investment in such properties. While we are actively working to refinance or extend our maturing debt obligations, we cannot assure you that we will be able to do so on a timely basis. Moreover, we expect refinancing to occur on less favorable terms. Lenders in these market conditions will typically require a higher rate of interest, repayment of a portion of the outstanding principal or additional equity infusions to the project.

Of our total outstanding long-term debt of approximately $8.6 billion at January 31, 2010, approximately $850.1 million becomes due in fiscal 2010, approximately $1.1 billion becomes due in fiscal 2011 and approximately $1.3 billion becomes due in fiscal 2012. If these amounts cannot be refinanced, extended or repaid from other sources, such as sales of properties or new equity, our cash flow may not be sufficient to repay all maturing debt. This risk is heightened with respect to our revolving credit facility, which is due February 1, 2012, and our senior debt, as we have limited sources to fund such repayment.

Our total outstanding debt listed above is inclusive of credit enhanced mortgage debt we have obtained for a number of our properties to back the bonds that are issued by a government authority and then remarketed to the public. Generally, the credit enhancement, such as a letter of credit, expires prior to the terms of the underlying mortgage debt and must be renewed or replaced to prevent acceleration of the underlying mortgage debt. We treat credit enhanced debt as maturing in the year the credit enhancement expires. However, if the credit enhancement is called upon due to the inability to remarket the bonds due to reasons including but not limited to market dislocation or a downgrade in the credit rating of the credit enhancer, the bonds would not only incur additional interest expense, but it could accelerate the debt maturity to as early as 90 days after the advancement occurs.

With the turmoil in the lending and capital markets, an increasing number of financial institutions have sought federal assistance or failed. The failure of these financial institutions has further reduced the number of lenders willing to lend to commercial real estate entities and may further hinder our ability to access capital. In the event of a failure of a lender or counterparty to a financial contract, obligations under the financial contract might not be honored and many forms of assets may be at risk and may not be fully returned to us. Should a financial institution, particularly a construction lender, fail to fund its committed amounts when contractually obligated to do so, our ability to meet our obligations and complete projects could be adversely impacted.

Finally, while we recently extended our revolving credit facility, giving us access to liquidity through February 1, 2012, it was with reduced maximum borrowing levels, increased restrictions on our use of cash and requirements for the permanent reductions of borrowings available under the credit facility as we generate net proceeds from specified transactions. As a result, our access to liquidity has decreased as it relates to borrowing available under the credit facility, which may adversely affect the future growth of our business and our ability to continue our development activities.

The Ownership, Development and Management of Real Estate is Exceptionally Challenging in the Current Economic Environment and We Do Not Anticipate Meaningful Improvement in the Near Term

The current economic environment has significantly impacted the real estate industry in which we operate. Unemployment continues to remain at historically high levels and consumer confidence is low, putting downward pressure on retail sales. Commercial and residential tenants are experiencing financial pressure and are placing increasing demands on landlords to provide rent concessions. The financial hardships on some tenants are so severe that they are leaving the market entirely or declaring bankruptcy, creating increased vacancy rates in residential and commercial properties. The tenants with good financial condition are considering offers from the many competing projects in the real estate industry and are waiting for the best possible deal before committing.

The stress currently experienced by the real estate industry is particularly evident in our development projects. Projects that had good demographics and strong retailer interest to support a retail development when we began construction are experiencing leasing difficulty. When the financial markets began experiencing volatility in the second half of 2008 and the economy entered a recession, we experienced a corresponding volatility in retailer interest for our projects. Retailers continue to express interest in the projects, but are reluctant to commit to any new stores in the current economic environment. As a result of this difficult environment, we have delayed anticipated openings, reduced anticipated rents and incurred additional carrying costs, all resulting in an adverse impact on our business. If we are unable to or decide not to proceed with certain projects, we could incur write-offs, some of which could be substantial, which would have an adverse affect on our results of operations.

Until the economy, in general, and the real estate industry in particular, experience sustained improvement, fundamentals for the development and management of real estate will remain weak and we will continue to operate in a difficult environment with no near-term expectation of improvement.

We Are Subject to Risks Associated with Investments in Real Estate

The value of, and our income from, our properties may decline due to developments that adversely affect real estate generally and those developments that are specific to our properties. General factors that may adversely affect our real estate portfolios if they were to occur or continue include:

- Increases in interest rates;
- The availability of financing, including refinancings or extensions of our nonrecourse mortgage debt maturities, on acceptable terms, or at all;
- A decline in the economic conditions at the national, regional or local levels, particularly a decline in one or more of our primary markets;
- Decreases in rental rates;
- An increase in competition for tenants and customers or a decrease in demand by tenants and customers;
- The financial condition of tenants, including the extent of bankruptcies and defaults;
- An increase in supply or decrease in demand of our property types in our primary markets;
- Declines in consumer confidence and spending during an economic recession that adversely affect our revenue from our retail centers;
- Lingering declines in housing markets that adversely affect our revenue from our land segment;
- The adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes.; and
- Opposition from local community or political groups with respect to the development, construction or operations at a particular site.

In addition, there are factors that may adversely affect the value of specific operating properties or result in reduced income or unexpected expenses. As a result, we may not achieve our projected returns on the properties and we could lose some or all of our investments in those properties. Those operational factors include:

- Adverse changes in the perceptions of prospective tenants or purchasers of the attractiveness of the property;
- Our inability to provide adequate management and maintenance;
- The investigation, removal or remediation of hazardous materials or toxic substances at a site;
- Our inability to collect rent or other receivables;
- Vacancies and other changes in rental rates;
- An increase in operating costs that cannot be passed through to tenants;
- Introduction of a competitor's property in or in close proximity to one of our current markets;
- Underinsured or uninsured natural disasters, such as earthquakes, floods or hurricanes; and
- Our inability to obtain adequate insurance.

We Are Subject to Real Estate Development Risks

In addition to the risks described above, which could also adversely impact our development projects, our development projects are subject to significant risks relating to our ability to complete our projects on time and on budget. Factors that may result in a development project exceeding budget, being delayed or being prevented from completion include:

- An inability to secure sufficient financing on favorable terms, or at all, including an inability to refinance or extend construction loans;
- Construction delays or cost overruns, either of which may increase project development costs;
- An increase in commodity costs;
- An inability to obtain zoning, occupancy and other required governmental permits and authorizations;
- An inability to secure tenants or anchors necessary to support the project;
- Failure to achieve or sustain anticipated occupancy or sales levels; and
- Threatened or pending litigation.

Some of these development risks have been magnified given current adverse industry and market conditions. See also “Lending and Capital Market Conditions May Negatively Impact Our Liquidity and Our Ability to Finance or Refinance Projects or Repay Our Debt” and “The Ownership, Development and Management of Real Estate is Exceptionally Challenging in the Current Economic Environment and We Do Not Anticipate Meaningful Improvement in the Near Term” above. If any of these events occur, we may not achieve our projected returns on properties under development and we could lose some or all of our investments in those properties. In addition, the lead time required to develop, construct and lease-up a development property has substantially increased, which could adversely impact our projected returns or result in a termination of the development project.

In the past, we have elected not to proceed, or have been prevented from proceeding, with certain development projects, and we anticipate that this may occur again from time to time in the future. In addition, development projects may be delayed or terminated because a project partner or prospective anchor withdraws or a third party challenges our entitlements or public financing.

We periodically serve as either the construction manager or the general contractor for our development projects. The construction of real estate projects entails unique risks, including risks that the project will fail to conform to building plans, specifications and timetables. These failures could be caused by labor strikes, weather, government regulations and other conditions beyond our control. In addition, we may become liable for injuries and accidents occurring during the construction process that are underinsured.

In the construction of new projects, we generally guarantee the lender of the construction loan the lien-free completion of the project. This guaranty is recourse to us and places the risk of construction delays and cost overruns on us. In addition, from time to time, we guarantee our construction obligations to major tenants and public agencies. These types of guarantees are released upon completion of the project, as defined. We may have significant expenditures in the future in order to comply with our lien-free completion obligations which could have an adverse impact on our cash flows.

Examples of projects that face these and other development risks include the following:

- *Brooklyn Atlantic Yards.* We are in the process of developing Brooklyn Atlantic Yards, which will cost approximately $4.9 billion over the anticipated construction and development period. This long-term mixed-use project in downtown Brooklyn is expected to feature a state of the art sports and entertainment arena for The Nets basketball team, a member of the NBA. The acquisition and development of Brooklyn Atlantic Yards has been formally approved by the required state governmental authorities and final documentation of the transactions was executed on December 23, 2009. Tax exempt financing for the arena also closed on December 23, 2009, the proceeds of which will become available upon the satisfaction of certain conditions, including vacant possession of the project site. In the event these conditions are not satisfied by December 17, 2010, the bonds that were issued for the arena financing will be subject to mandatory redemption. Construction activities have commenced for (i) the potential removal, remediation or other activities to address environmental contamination at, on, under or emanating to or from the land, (ii) demolition of existing structures on the developments site, and (iii) infrastructure and other work necessary for the development of the arena and other elements of the greater Atlantic Yards development project. As a result of prior litigation, this project has experienced delays and may continue to experience further delays.

There is also the potential for increased costs and further delays to the project as a result of (i) increasing construction costs, (ii) scarcity of labor and supplies, (iii) a delay in satisfying the conditions of the tax-exempt financing and the potential mandatory redemption of the bonds issued for the arena financing, or the availability of additional needed financing, (iv) our or our partners' inability or failure to meet required equity contributions, (v) increasing rates for financing, (vi) loss of arena sponsorships and related revenues, (vii) our inability to meet certain agreed upon deadlines for the development of the project and (viii) other potential litigation seeking to enjoin or prevent the project or litigation for which there may not be insurance coverage. The development of Brooklyn Atlantic Yards is being done in connection with the proposed move of The Nets to the planned arena. The arena itself (and its plans) along with any movement of the team is subject to approval by the NBA, which we may not receive. In addition, as applicable contractual and other deadlines and decision points approach, we could have less time and flexibility to plan and implement our responses to these or other risks to the extent that any of them may actually arise.

If any of the foregoing risks were to occur we may: (i) not be able to develop Brooklyn Atlantic Yards to the extent intended or at all resulting in a potential write-off of our investment, (ii) be required to repay the City and/or State of New York amounts previously advanced under public subsidies, plus penalties if applicable, and (iii) be in default of our non-recourse mortgages on the project. Together, costs associated with the risks outlined in (i) through (iii) in this paragraph, are approximately $590 million and could have a significant, material adverse effect on our business, cash flows and results of operations. Even if we were able to continue with the development, or a portion thereof, we would likely not be able to do so as quickly as originally planned, would be likely to incur additional costs and may need to write-off a portion of the development.

- *Ridge Hill.* Retail leasing at our *Ridge Hill* development project in Westchester County, New York has progressed slowly. Currently, the center is 28% leased and, recently, Saks Fifth Avenue cancelled their non-binding letter of intent and informed us that they no longer intend to lease space in this center. The retail center is under construction and subject to a completion guaranty to the lender. As of January 31, 2010, we have $164,000,000 invested in *Ridge Hill.* The projected phased opening dates may be impacted by the final outcome of our continuous leasing effort which in turn could increase our equity requirements into this project.

- *Military Family Housing.* We have formed various partnerships, primarily with the United States Department of the Navy, to engage in the ownership, redevelopment and operation of United States Navy and United States Marine Corps military family housing communities. We have also formed a joint venture partnership to redevelop and operate, under a ground lease, United States Air Force military family communities. These military family communities, comprising approximately 12,000 housing units, are located primarily on the islands of Oahu and Kauai, Hawaii; Chicago, Illinois; Seattle, Washington; and Colorado Springs, Colorado. The number of military personnel stationed in these areas could be affected by future Defense Base Closure and Realignment Commission decisions. In addition, our partnerships are at risk that future federal appropriations for Basic Allowance for Housing ("BAH") and local market adjustments to BAH do not keep pace with increases in property taxes, utilities and other operating expenses for the partnerships. We are also subject to the risk of competition from other local housing options available to the military personnel.

The Proposed Transaction With an Affiliate of Onexim Group to Create a Strategic Partnership for our Brooklyn Atlantic Yards Project May Not Close, Which Could Subject Us to Liquidity Risks.

The purchase agreement that we executed with an affiliate of Onexim Group requires certain consents and is subject to the satisfaction of various conditions. Both parties continue to negotiate reasonably and in good faith to obtain the consents, including consent from the NBA, and satisfy the conditions. However, the proposed transaction may not close and the strategic partnership for the Brooklyn Atlantic Yards project may not be realized. If the strategic partnership is not formed and the $200 million investment is not received, we could have heightened exposure to the development risks associated with the Brooklyn Atlantic Yards project. See "We Are Subject to Real Estate Development Risks" above for a more thorough discussion of the risks associated with the Brooklyn Atlantic Yards project and the impact those risks may pose to us.

In addition, if the proposed transaction does not close, we could also have heightened exposure to the risks associated with our investment in the Nets. See "The Investment in a Professional Sports Franchise Involves Certain Risks and Future Losses Are Expected for The Nets" below for a more thorough discussion of the risks associated with that investment and the impact those risks may pose to us.

Vacancies in Our Properties May Adversely Affect Our Results of Operations and Cash Flows

Our results of operations and cash flows may be adversely affected if we are unable to continue leasing a significant portion of our commercial and residential real estate portfolio. We depend on commercial and residential tenants in order to collect rents and other charges. The current economic downturn has impacted our tenants on many levels. The downturn has been particularly hard on commercial retail tenants, many of whom have announced store closings and scaled backed growth plans. If we are unable to sustain historical occupancy levels in our real estate portfolio, our cash flows and results of operations could be adversely affected. Our ability to sustain our current and historical occupancy levels also depends on many other factors that are discussed elsewhere in this section.

The Downturn in the Housing Market May Continue to Adversely Affect Our Results of Operations and Cash Flows

The United States has experienced a sustained downturn in the residential real estate markets, resulting in a decline in both the demand for, and price of, housing. We depend on homebuilders and condominium builders and buyers, which have been significantly and adversely impacted by the housing downturn, to continue buying our land held for sale. We do not know how long the downturn in the housing market will last or if we will ever see a return to previous conditions. Our ability to sustain our historical sales levels of land depends in part on the strength of the housing market and will continue to suffer until conditions improve. Our failure to successfully sell our land held for sale on favorable terms would adversely affect our results of operations and cash flows and could result in a write-down in the value of our land due to impairment.

Our Properties and Businesses Face Significant Competition

The real estate industry is highly competitive in many of the markets in which we operate. Competition could over-saturate any market, as a result of which we may not have sufficient cash to meet the nonrecourse debt service requirements on certain of our properties. Although we may attempt to negotiate a restructuring with the mortgagee, we may not be successful, particularly in light of current credit markets, which could cause a property to be transferred to the mortgagee.

There are numerous other developers, managers and owners of commercial and residential real estate and undeveloped land that compete with us nationally, regionally and/or locally, some of whom have greater financial resources and market share than us. They compete with us for management and leasing opportunities, land for development, properties for acquisition and disposition, and for anchor stores and tenants for properties. We may not be able to successfully compete in these areas.

Tenants at our retail properties face continual competition in attracting customers from retailers at other shopping centers, catalogue companies, online merchants, warehouse stores, large discounters, outlet malls, wholesale clubs, direct mail and telemarketers. Our competitors and those of our tenants could have a material adverse effect on our ability to lease space in our properties and on the rents we can charge or the concessions we can grant. This in turn could materially and adversely affect our results of operations and cash flows, and could affect the realizable value of our assets upon sale.

We May Be Unable to Sell Properties to Avoid Losses or to Reposition Our Portfolio

Because real estate investments are relatively illiquid, we may be unable to dispose of underperforming properties and may be unable to reposition our portfolio in response to changes in national, regional or local real estate markets. As a result, we may incur operating losses from some of our properties and may have to write-down the value of some properties due to impairment.

Our Results of Operations and Cash Flows May Be Adversely Affected by Tenant Defaults or Bankruptcy

Our results of operations and cash flows may be adversely affected if a significant number of our tenants are unable to meet their obligations or do not renew their leases, or if we are unable to lease a significant amount of space on economically favorable terms. In the event of a default by a tenant, we may experience delays in payments and incur substantial costs in recovering our losses.

Based on tenants with net base rent of greater than 2% of total net base rent as of January 31, 2010, our five largest office tenants by leased square feet are the City of New York, Millennium Pharmaceuticals, Inc., U.S. Government, Morgan Stanley & Co and Securities Industry Automation, Corp. Given our large concentration of office space in New York City, we may be adversely affected by the consolidation or failure of certain financial institutions. Based on tenants with net base rent of greater than 1% of total net base rent as of January 31, 2010, our five largest retail tenants by leased square feet are AMC Entertainment, Inc., Bass Pro Shops, Inc., Regal Entertainment Group, TJX Companies and The Gap.

Our ability to collect rents and other charges will be even more difficult if the tenant is bankrupt or insolvent. While our tenants have from time to time filed for bankruptcy or been involved in insolvency proceedings, there has been an increased number of bankruptcies with the current recession. We may be required to expense costs associated with leases of bankrupt tenants and may not be able to replace future rents for tenant space rejected in bankruptcy proceedings which could adversely affect our properties. The current bankruptcies of some of our tenants, and the potential bankruptcies of other tenants in the future could make it difficult for us to enforce our rights as lessor and protect our investment.

We May Be Negatively Impacted by the Consolidation or Closing of Anchor Stores

Our retail centers are generally anchored by department stores or other "big box" tenants. We could be adversely affected if one or more of these anchor stores were to consolidate, close or enter into bankruptcy. Given the current economic environment for retailers, we are at a heightened risk that an anchor store could close or enter into bankruptcy. Although non-tenant anchors generally do not pay us rent, they typically contribute towards common area maintenance and other expenses. Even if we own the anchor space, we may be unable to re-lease this area or to re-lease it on comparable terms. The loss of these revenues could adversely affect our results

of operations and cash flows. Further, the temporary or permanent loss of any anchor likely would reduce customer traffic in the retail center, which could lead to decreased sales at other retail stores. Rents obtained from other tenants may be adversely impacted as a result of co-tenancy clauses in their leases. One or more of these factors could cause the retail center to fail to meet its debt service requirements. The consolidation of anchor stores may also negatively affect current and future development and redevelopment projects.

We May Be Negatively Impacted by International Activities

While our international activities are currently limited in scope and generally focused on evaluating various international opportunities, we may expand our international efforts subjecting us to risks that could have an adverse effect on the projected returns on the international projects or our overall results of operations. We have limited experience in dealing with foreign economies or cultures, changes in political environments or changes in exchange rates for foreign currencies. In addition, international activities would subject us to a wide variety of local laws and regulations governing these foreign properties with which we have no prior experience. We may experience difficulties in managing international properties, including the ability to successfully integrate these properties into our business operations and the ambiguities that arise when dealing with foreign cultures. Each of these factors may adversely affect our projected returns on foreign investments, which could in turn have an adverse effect on our results of operations.

Terrorist Attacks and Other Armed Conflicts May Adversely Affect Our Business

We have significant investments in large metropolitan areas, including New York City/Philadelphia, Boston, Washington D.C./Baltimore, Denver, Chicago, Los Angeles and San Francisco, which face a heightened risk related to terrorism. Some tenants in these areas may choose to relocate their business to less populated, lower-profile areas of the United States that are not as likely to be targets of terrorist activity. This could result in a decrease in the demand for space in these areas, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. In addition, properties in our real estate portfolio could be directly impacted by future terrorist attacks which could cause the value of our property and the level of our revenues to significantly decline.

Future terrorist activity, related armed conflicts or prolonged or increased tensions in the Middle East could cause consumer confidence and spending to decrease and adversely affect mall traffic. Additionally, future terrorist attacks could increase volatility in the United States and worldwide financial markets. Any of these occurrences could have a significant impact on our revenues, costs and operating results.

The Investment in a Professional Sports Franchise Involves Certain Risks and Future Losses Are Expected for The Nets

On August 16, 2004, we purchased a legal ownership interest in The Nets. This interest is reported on the equity method of accounting and as a separate segment. The purchase of the interest in The Nets was the first step in our efforts to pursue development projects at Brooklyn Atlantic Yards. For a more thorough discussion of the risks associated with the Brooklyn Atlantic Yards project see "We Are Subject to Real Estate Developments Risks."

The Nets are currently operating at a loss and are projected to continue to operate at a loss at least as long as they remain in New Jersey. Such operating losses will need to be funded by the contribution of equity. Even if we are able to relocate The Nets to Brooklyn, there can be no assurance that The Nets will be profitable in the future. Losses are currently allocated to each member of the limited liability company that owns The Nets based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of each accounting period without regard to unrealized appreciation (if any) in the fair value of The Nets. Therefore, losses allocated to us have exceeded our legal ownership interest and may become significant. While the allocation of losses would be reduced in future periods if our proposed transaction with an affiliate of Onexim Group closes, we cannot assure you that the proposed transaction will occur. See "The Proposed Transaction With an Affiliate of Onexim Group to Create a Strategic Partnership for Our Brooklyn Atlantic Yards Project May Not Close, Which Could Subject Us to Liquidity Risks."

Our investment in The Nets is subject to a number of operational risks, including risks associated with operating conditions, competitive factors, economic conditions and industry conditions. If The Nets are not able to successfully manage the following operational risks, The Nets may incur additional operating losses:

- Competition with other major league sports, college athletics and other sports-related and non sports-related entertainment;
- Dependence on competitive success of The Nets;
- Fluctuations in the amount of revenues from advertising, sponsorships, concessions, merchandise, parking and season and other ticket sales, which are tied to the popularity and success of The Nets and general economic conditions;
- Uncertainties of increases in players' salaries;

- Dependence on talented players;
- Risk of injuries to key players;
- Uncertainties relating to labor relations in professional sports, including the expiration of the NBA's current collective bargaining agreement, or a player or management initiated stoppage after such expiration; and
- Dependence on television and cable network, radio and other media contracts.

Our High Debt Leverage May Prevent Us from Responding to Changing Business and Economic Conditions

Our high degree of debt leverage could limit our ability to obtain additional financing or adversely affect our liquidity and financial condition. We have a high ratio of debt (consisting of nonrecourse mortgage debt, a revolving credit facility and senior and subordinated debt) to total market capitalization. This ratio was approximately 83.1% and 92.2% at January 31, 2010 and January 31, 2009, respectively, based on our long-term debt outstanding at that date and the market value of our outstanding Class A common stock and Class B common stock. Our high leverage may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes and may make us more vulnerable to a prolonged downturn in the economy.

Nonrecourse mortgage debt is collateralized by individual completed rental properties, projects under development and undeveloped land. We do not expect to repay a substantial amount of the principal of our outstanding debt prior to maturity or to have available funds from operations sufficient to repay this debt at maturity. As a result, it will be necessary for us to refinance our debt through new debt financings or through equity offerings. If interest rates are higher at the time of refinancing, our interest expense would increase, which would adversely affect our results of operations and cash flows. Cash flows and our liquidity would also be adversely affected if we are required to repay a portion of the outstanding principal or contribute additional equity to obtain the refinancing. In addition, in the event we were unable to secure refinancing on acceptable terms, we might be forced to sell properties on unfavorable terms, which could result in the recognition of losses and could adversely affect our financial position, results of operations and cash flows. If we were unable to make the required payments on any debt collateralized by a mortgage on one of our properties or to refinance that debt when it comes due, the mortgage lender could take that property through foreclosure and, as a result, we could lose income and asset value as well harm our Company reputation. See also "Market Conditions May Negatively Impact Our Liquidity and Our Ability to Finance or Refinance Projects or Repay Our Debt" above.

Our Corporate Debt Covenants Could Adversely Affect Our Financial Condition

We have guaranteed the obligations of our wholly-owned subsidiary, Forest City Rental Properties Corporation, or FCRPC, under the FCRPC Second Amended and Restated Credit Agreement entered into on January 29, 2010, among FCRPC and the banks named therein, and amended on March 4, 2010. This credit agreement and related guaranty (collectively "Credit Agreement") impose a number of restrictive covenants on us, including a prohibition on certain consolidations and mergers, limitations on the amount of debt, guarantees and property liens that we may incur, restrictions on the pledging of ownership interests in subsidiaries, limitations on the use of cash sources, a prohibition on our common stock dividends through the maturity date and limitations on our ability to pay dividends on our preferred stock. The Credit Agreement also requires us to maintain a specified minimum liquidity, debt service and cash flow coverage ratios and consolidated shareholders' equity.

The Indentures under which our senior and subordinated debt is issued also contain certain restrictive covenants, including, among other things, limitations on our ability to incur debt, pay dividends, acquire our common or preferred stock, permit liens on our properties or dispose of assets.

While we are in compliance with all of our covenants at January 31, 2010, we cannot guarantee our future compliance with any of the covenants. The failure to comply with any of our financial or non-financial covenants could result in an event of default and accelerate some or all of our indebtedness, which could have a material adverse effect on our financial condition. Our ability to comply with these covenants will depend upon our future economic performance. These covenants may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be desirable or advantageous to us.

We Are Subject to Risks Associated With Hedging Agreements

We will often enter into interest rate swap agreements and other interest rate hedging contracts, including caps and floors to manage our exposure to interest rate volatility or to satisfy lender requirements. While these agreements may help reduce our exposure to interest rate volatility, they also expose us to additional risks, including a risk that the counterparties will not perform. Moreover, there can be no assurance that the hedging agreement will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement there could be significant costs and cash requirements involved to fulfill our initial obligation under the hedging agreement.

When a hedging agreement is required under the terms of a mortgage loan it is often a condition that the hedge counterparty agree to certain conditions which include, but are not limited to, maintaining a specified credit rating. With the current volatility in the financial markets there is a reduced pool of eligible counterparties that can meet or are willing to agree to the required conditions which has resulted in an increased cost for hedging agreements. This could make it difficult to enter into hedging agreements in the future. Additionally, if the counterparty failed to satisfy any of the required conditions and we were unable to renegotiate the required conditions with the lender or find an alternative counterparty for such hedging agreements, we could be in default under the loan and the lender could take that property through foreclosure.

Our bonds that are structured in a total rate of return swap arrangement ("TRS") have maturities reflected in the year the bond matures as opposed to the TRS maturity date, which is likely to be earlier. Throughout the life of the TRS, if the property is not performing at designated levels or due to changes in market conditions, the property may be obligated to make collateral deposits with the counterparty. At expiration of the TRS arrangement, the property must pay or is entitled to the difference, if any, between the fair market value of the bond and par. If the property does not post collateral or make the counterparty whole at expiration, the counterparty could foreclose on the property.

Any Rise in Interest Rates Will Increase Our Interest Costs

Including the effect of the protection provided by the interest rate swaps, caps and long-term contracts in place as of January 31, 2010, a 100 basis point increase in taxable interest rates (including properties accounted for under the equity method and corporate debt and the effect of interest rate floors) would increase the annual pre-tax interest cost for the next 12 months of our variable-rate debt by approximately $9,407,000 at January 31, 2010. Although tax-exempt rates generally move in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates (including properties accounted for under the equity method) would increase the annual pre-tax interest cost for the next 12 months of our tax-exempt variable-rate debt by approximately $9,890,000 at January 31, 2010. The analysis above includes a portion of our taxable and tax-exempt variable-rate debt related to construction loans for which the interest expense is capitalized. For variable rate bonds, during times of market illiquidity, a premium interest rate could be charged on the bonds to successfully market them which would result in even higher interest rates.

If We Are Unable to Obtain Tax-Exempt Financings, Our Interest Costs Would Rise

We regularly utilize tax-exempt financings and tax increment financings, which generally bear interest at rates below prevailing rates available through conventional taxable financing. We cannot assure you that tax-exempt bonds or similar government subsidized financing will continue to be available to us in the future, either for new development or acquisitions, or for the refinancing of outstanding debt. Our ability to obtain these financings or to refinance outstanding debt on favorable terms could significantly affect our ability to develop or acquire properties and could have a material adverse effect on our results of operations, cash flows and financial position.

Downgrades in Our Credit Rating Could Adversely Affect Our Performance

We are periodically rated by nationally recognized rating agencies. Any downgrades in our credit rating could impact our ability to borrow by increasing borrowing costs as well as limiting our access to capital. In addition, a downgrade could require us to post cash collateral and/or letters of credit to cover our self-insured property and liability insurance deductibles, surety bonds, energy contracts and hedge contracts which would adversely affect our cash flow and liquidity.

Our Business Will Be Adversely Impacted Should an Uninsured Loss or a Loss in Excess of Insurance Limits Occur

We carry comprehensive insurance coverage for general liability, property, flood, earthquake and rental loss (and environmental insurance on certain locations) with respect to our properties within insured limits and policy specifications that we believe are customary for similar properties. There are, however, specific types of potential losses, including environmental loss or losses of a catastrophic nature, such as losses from wars, terrorism, hurricanes, earthquakes or other natural disasters, that in our judgment, cannot be purchased at a commercially viable cost or whereby such losses, if incurred, would exceed the insurance limits procured. In the event of an uninsured loss or a loss in excess of our insurance limits, or a failure by an insurer to meet its obligations under a policy, we could lose both our invested capital in, and anticipated profits from, the affected property and could be exposed to liabilities with respect to that which we thought we had adequate insurance to cover. Any such uninsured loss could materially and adversely affect our results of operations, cash flows and financial position. Under our current policies, which expire October 31, 2010, our properties are insured against acts of terrorism, subject to various limits, deductibles and exclusions for acts of war and terrorist acts involving biological, chemical and nuclear damage. Once these policies expire, we may not be able to obtain adequate terrorism coverage at a commercially reasonable cost. In addition, our insurers may not be able to maintain reinsurance sufficient to cover any losses we may incur as a result of terrorist acts. As a result, our insurers' ability to provide future insurance for any damages that we sustain as a result of a terrorist attack may be reduced.

Additionally, most of our current project mortgages require special all-risk/special form property insurance, and we cannot assure you that we will be able to obtain policies that will satisfy lender requirements. We are self-insured as to the first $500,000 of commercial general liability coverage per occurrence. The first $250,000 of property damage per occurrence is self-insured through our wholly-owned captive insurance company that is licensed, regulated and capitalized in accordance with state of Arizona statutes. While we believe that our self-insurance reserves are adequate, we cannot assure you that we will not incur losses that exceed these self insurance reserves.

We May Be Adversely Impacted by Environmental Matters

We are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations governing, among other things: the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. In some instances, federal, state and local laws require abatement or removal of specific hazardous materials such as asbestos-containing materials or lead-based paint, in the event of demolition, renovations, remodeling, damage or decay. Laws and regulations also impose specific worker protection and notification requirements and govern emissions of and exposure to hazardous or toxic substances, such as asbestos fibers in the air. We incur costs to comply with such laws and regulations, but we cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations.

Under certain environmental laws, an owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances at that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. Certain contamination is difficult to remediate fully and can lead to more costly design specifications, such as a requirement to install vapor barrier systems, or a limitation on the use of the property and could preclude development of a site at all. The presence of hazardous substances on a property could also result in personal injury, contribution or other claims by private parties. In addition, persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of those wastes at the disposal or treatment facility, regardless of whether that facility is owned or operated by that person.

We have invested, and will in the future, invest in properties that are or have been used for or are near properties that have had industrial purposes in the past. As a result, our properties are or may become contaminated with hazardous or toxic substances. We will incur costs to investigate and possibly to remediate those conditions and it is possible that some contamination will remain in or under the properties even after such remediation. While we investigate these sites and work with all relevant governmental authorities to meet their standards given our intended use of the property, it is possible that there will be new information identified in the future that indicates there are additional unaddressed environmental impacts, there could be technical developments that will require new or different remedies to be undertaken in the future, and the regulatory standards imposed by governmental authorities could change in the future.

As a result of the above, the value of our properties could decrease, our income from developed properties could decrease, our projects could be delayed, we could become obligated to third parties pursuant to indemnification agreements or guarantees, our expense to remediate or maintain the properties could increase, and our ability to successfully sell, rent or finance our properties could be adversely affected by environmental matters in a manner that could have a material adverse effect on our financial position, cash flows or results of operation. While we maintain insurance for certain environmental matters, we cannot assure you that we will not incur losses related to environmental matters, including losses that may materially exceed any available insurance. See "Our Business Will Be Adversely Impacted Should an Uninsured Loss or a Loss in Excess of Insurance Limits Occur."

We Are Controlled by the Ratner, Miller and Shafran Families, Whose Interests May Differ from Those of Other Shareholders

Our authorized common stock consists of Class A common stock and Class B common stock. The economic rights of each Class of common stock are identical, but the voting rights differ. The Class A common stock, voting as a separate Class, is entitled to elect 25% of the members of our board of directors, while the Class B common stock, voting as a separate Class, is entitled to elect the remaining 75% of our board of directors. On all other matters, the Class A common stock and Class B common stock vote together as a single Class, with each share of our Class A common stock entitled to one vote per share and each share of Class B common stock entitled to ten votes per share. At February 26, 2010, members of the Ratner, Miller and Shafran families, which include members of our current board of directors and executive officers, owned 84.4% of the Class B common stock. RMS, Limited Partnership ("RMS LP"), which owned 83.9% of the Class B common stock, is a limited partnership, comprised of interests of these families, with seven individual general partners, currently consisting of:

- Samuel H. Miller, Treasurer of Forest City and Co-Chairman of our Board of Directors;
- Charles A. Ratner, President and Chief Executive Officer of Forest City and a Director;
- Ronald A. Ratner, Executive Vice President of Forest City and a Director;

- Brian J. Ratner, Executive Vice President of Forest City and a Director;
- Deborah Ratner Salzberg, President of Forest City Washington, Inc., a subsidiary of Forest City, and a Director;
- Joan K. Shafran, a Director; and
- Abraham Miller.

Charles A. Ratner, James A. Ratner, Executive Vice President of Forest City and a Director, and Ronald A. Ratner are brothers. Albert B. Ratner, Co-Chairman of our Board of Directors, is the father of Brian J. Ratner and Deborah Ratner Salzberg and is first cousin to Charles A. Ratner, James A. Ratner, Ronald A. Ratner, Joan K. Shafran, and Bruce C. Ratner, Executive Vice President of Forest City and a Director. Samuel H. Miller was married to Ruth Ratner Miller (now deceased), a sister of Albert B. Ratner, and is the father of Abraham Miller. General partners holding 60% of the total voting power of RMS LP determine how to vote the Class B common stock held by RMS LP. No person may transfer his or her interest in the Class B common stock held by RMS LP without complying with various rights of first refusal.

In addition, at February 26, 2010, members of these families collectively owned 10.8% of the Class A common stock. As a result of their ownership in Forest City, these family members and RMS LP have the ability to elect a majority of our board of directors and to control the management and policies of Forest City. Generally, they may also determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and prevent or cause a change in control of Forest City.

Even if these families or RMS LP reduce their level of ownership of Class B common stock below the level necessary to maintain a majority of the voting power, specific provisions of Ohio law and our Amended Articles of Incorporation may have the effect of discouraging a third party from making a proposal to acquire us or delaying or preventing a change in control or management of Forest City without the approval of these families or RMS LP.

RMS Investment Corp. Provides Property Management and Leasing Services to Us and Is Controlled By Some of Our Affiliates

We paid approximately $423,000 and $307,000 as total compensation during the years ended January 31, 2010 and 2009, respectively, to RMS Investment Corp. for property management and leasing services. RMS Investment Corp. is controlled by members of the Ratner, Miller and Shafran families, some of whom are our directors and executive officers.

RMS Investment Corp. manages and provides leasing services to our Cleveland-area specialty retail center, Golden Gate, which has 361,000 square feet. The current rate of compensation for this management service is 4% of all rental income, plus a leasing fee of generally 3% to 4% of rental income of all new or renewed leases. Management believes these fees are comparable to those other management companies would charge to non-affiliated third parties.

Our Directors and Executive Officers May Have Interests in Competing Properties, and We Do Not Have Non-Compete Agreements with Certain of Our Directors and Executive Officers

Under our current policy, no director or executive officer, including any member of the Ratner, Miller and Shafran families, is allowed to invest in a competing real estate opportunity without first obtaining the approval of the audit committee of our board of directors. We do not have non-compete agreements with any director, officer or employee, other than Charles Ratner, James Ratner, Ronald Ratner and Bruce Ratner who entered into non-compete agreements on November 9, 2006. Upon leaving Forest City, any other director, officer or employee could compete with us. Notwithstanding our policy, we permit our principal shareholders who are officers and employees to develop, expand, operate or sell, independent of our business, certain commercial, industrial and residential properties that they owned prior to the implementation of our policy. As a result of their ownership of these properties, a conflict of interest may arise between them and Forest City, which may not be resolved in our favor. The conflict may involve the development or expansion of properties that may compete with our properties and the solicitation of tenants to lease these properties.

We are Subject to Recapture Risks Associated with Sale of Tax Credits

As part of our financing strategy, we have financed several real estate projects through limited partnerships with investment partners. The investment partner, typically a large, sophisticated institution or corporate investor, invests cash in exchange for a limited partnership interest and special allocations of expenses and the majority of tax losses and credits associated with the project. These partnerships typically require us to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive or the loss of allocated tax credits and tax losses. Due to the economic structure and related economic substance, we have consolidated each of these entities in our consolidated financial statements.

We believe that all the necessary requirements for qualification for such tax credits have been and will be met and that our investment partners will be able to receive expense allocations associated with these properties. However, we cannot assure you that this will, in fact, be the case or that we will not be required to indemnify our investment partners on an after-tax basis for these amounts. Any indemnification payment could have a material adverse effect on our results of operations and cash flows.

We Face Risks Associated with Developing and Managing Properties in Partnership with Others

We use partnerships and limited liability companies, or LLCs, to finance, develop or manage some of our real estate investments. Acting through our wholly-owned subsidiaries, we typically are a general partner or managing member in these partnerships or LLCs. There are, however, instances in which we do not control or even participate in management or day-to-day operations of these properties. The use of partnerships and LLCs involve special risks associated with the possibility that:

- Another partner or member may have interests or goals that are inconsistent with ours;
- A general partner or managing member may take actions contrary to our instructions, requests, policies or objectives with respect to our real estate investments; or
- A partner or a member could experience financial difficulties that prevent it from fulfilling its financial or other responsibilities to the project or its lender or the other partners or members.

In the event any of our partners or members files for bankruptcy, we could be precluded from taking certain actions affecting our project without bankruptcy court approval, which could diminish our control over the project even if we were the general partner or managing member. In addition, if the bankruptcy court were to discharge the obligations of our partner or member, it could result in our ultimate liability for the project being greater than we would have otherwise been obligated for.

To the extent we are a general partner, we may be exposed to unlimited liability, which may exceed our investment or equity in the partnership. If one of our subsidiaries is a general partner of a particular partnership it may be exposed to the same kind of unlimited liability.

Failure to Continue to Maintain Effective Internal Controls in Accordance with Section 404 of the Sarbanes-Oxley Act of 2002 Could Have a Material Adverse Effect on Our Ability to Ensure Timely and Reliable Financial Reporting

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires our management to evaluate the effectiveness of, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We will continue our ongoing process of testing and evaluating the effectiveness of, and remediating any issues identified related to, our internal control over financial reporting. The process of documenting, testing and evaluating our internal control over financial reporting is complex and time consuming. Due to this complexity and the time-consuming nature of the process and because currently unforeseen events or circumstances beyond our control could arise, we cannot assure you that we ultimately will be able to continue to comply fully in subsequent fiscal periods with Section 404 in our Annual Report on Form 10-K. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, which could adversely affect public confidence in our ability to record, process, summarize and report financial data to ensure timely and reliable external financial reporting.

Compliance or Failure to Comply with the Americans with Disabilities Act and Other Similar Laws Could Result in Substantial Costs

The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons. In the event that we are not in compliance with the Americans with Disabilities Act, the federal government could fine us or private parties could be awarded damages against us. If we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our results of operations and cash flows.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that could adversely affect our cash flows and results of operations.

Legislative and regulatory actions taken now or in the future could adversely affect our business.

Current economic conditions have resulted in governmental regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. This increased scrutiny has resulted in unprecedented programs and actions targeted at restoring stability in the financial markets. There is increasing pressure on the U.S. Congress to finalize a financial regulatory reform plan that would, if enacted, represent a sweeping reform of the current financial services regulation. While we do not operate in the financial services industry, the proposed legislation, as well as other legislation that could be proposed in the future, if enacted, could have an adverse impact on our financial condition and results of operations, perhaps materially, by increasing our costs for financial instruments, such as non-recourse mortgage loans and interest rate swaps, requiring additional cash collateral deposits and further reducing our access to capital.

Changes in Market Conditions Could Continue to Hurt the Market Price of Our Publicly Traded Securities

The market price of our publicly traded securities has been volatile and will continue to fluctuate with various market conditions, which may change from time to time. The market conditions that may affect the market price of our publicly traded securities include the following:

- Investor perception of us and the industry in which we operate;
- The extent of institutional investor interest in us;
- The reputation of the real estate industry generally;
- The appeal of other real estate securities in comparison to securities issued by other entities (including securities issued by real estate investment trusts);
- Our financial condition and performance; and
- General market volatility and economic conditions.

The stock market has experienced volatile conditions resulting in substantial price and volume fluctuations that are often unrelated or disproportionate to the financial performance of companies. Negative market volatility may cause the market price of our publicly traded securities to decline. Further declines in the price of our Class A common stock could have an adverse effect on our business by reducing our ability to generate capital through sales of our Class A common stock, subjecting us to further credit rating downgrades and increasing the risk of not satisfying the New York Stock Exchange's continued listing standards.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Corporate headquarters of Forest City Enterprises, Inc. are located in Cleveland, Ohio and are owned by the Company. The Company's core markets include Boston, the state of California, Chicago, Denver, the New York City/Philadelphia metropolitan area and the Greater Washington D.C./Baltimore metropolitan area.

The following tables present information on properties opened in 2009 and those that are under construction as of January 31, 2010.

Forest City Enterprises, Inc.
Development Pipeline
January 31, 2010
2009 Openings and Acquisitions

Property	Location	Dev (D) Acq (A)	Date Opened / Acquired	FCE Legal Ownership %	Consolidated (C) Unconsolidated (U) (c)	Total Cost	Sq. ft./ No. of Units	Gross Leasable Area
						(in millions)		
Retail Centers:								
Promenade in Temecula Expansion	Temecula, CA	D	Q1-09	75.0%	C	$ 107.8	127,000	127,000
East River Plaza (Costco) (d)	Manhattan, NY	D	Q4-09	35.0%	U	0.0	110,000	110,000
						$ 107.8	237,000	237,000
Residential:								
North Church Towers (a)	Parma Heights, OH	A	Q3-09	100.0%	C	$ 5.6	399	
80 DeKalb (b)	Brooklyn, NY	D	Q4-09/10	80.0%	C	163.3	365	
						$ 168.9	764	
Total Openings and Acquisitions						**$ 276.7**		

Residential Phased-In Units (b):							**Opened in '09 / Total**
Cobblestone Court	Painesville, OH	D	2006-09	50.0%	U	$ 30.3	96/400
Sutton Landing	Brimfield, OH	D	2007-09	50.0%	U	15.9	36/216
Stratford Crossing	Wadsworth, OH	D	2007-10	50.0%	U	25.3	36/348
Total						**$ 71.5**	168/964

See attached footnotes.

Forest City Enterprises, Inc.
Development Pipeline
January 31, 2010
Under Construction

Property	Location	Dev (D) Acq (A)	Anticipated Opening	FCE Legal Ownership %	Consolidated (C) Unconsolidated (U) (c)	Total Cost (in millions)	Sq. ft./ No. of Units	Gross Leasable Area	Lease Commitment %
Retail Centers:									
East River Plaza (Total including Costco) (e)	Manhattan, NY	D	2010	35.0%	U	$ 398.1	527,000	527,000	93%
Village at Gulfstream Park	Hallandale Beach, FL	D	February 2010	50.0%	C	204.2	510,000	510,000 (f)	70%
Ridge Hill (b)	Yonkers, NY	D	2011/2012	70.0%	C	798.7	1,336,000	1,336,000 (g)	28%
						$ 1,401.0	2,373,000	2,373,000	
Office:									
Waterfront Station - East 4th & West 4th Buildings	Washington, D.C.	D	Q1-10	45.0%	C	$ 326.7	631,000 (h)		97%
Residential:									
Presidio Landmark	San Francisco, CA	D	Q3-10	100.0%	C	$ 110.9	161		
Beekman (b)	Manhattan, NY	D	Q1-11/12	49.0%	C	875.7	904		
						$ 986.6	1,065		
Arena:									
Barclays Center	Brooklyn, NY	D	2012	23.3% (j)	U	$ 911.1	670,000		18,000 seats (i)
Total Under Construction						**$ 3,625.4**			

Property	Location	Dev (D) Acq (A)	Anticipated Opening	FCE Legal Ownership %	Consolidated (C) Unconsolidated (U) (c)	Total Cost (in millions)	
Residential Phased-In Units (b):							Under Const./Total
Stratford Crossing	Wadsworth, OH	D	2007-10	50.0%	U	$ 25.3	96/348

Property	Location	Dev (D) Acq (A)	Anticipated Opening	FCE Legal Ownership %	Consolidated (C) Unconsolidated (U) (c)	Total Cost (in millions)	
Fee Development:							Sq. Ft.
Las Vegas City Hall (k)	Las Vegas, NV	D	Q1-12	-	U	$ 146.2	270,000

See attached footnotes.

Military Housing – see footnote l.

Development Pipeline

January 31, 2010 Footnotes

(a) The Company exchanged its 50% ownership interest in Boulevard Towers, an apartment community located in Amherst, New York, for 100% ownership in North Church Towers, in a nonmonetary exchange.

(b) Phased-in openings. Costs are representative of the total project.

(c) Unconsolidated entities are reported under the equity method of accounting. This method represents a measure for investments in which the Company is not deemed to have control or to be the primary beneficiary of our investments in a variable interest entity.

(d) Phased-In opening. See the Under Construction pipeline for total cost details.

(e) Includes the total cost and square footage of the center, including Costco which opened in Q4-2009. The cost of the property also includes construction of the 1,248-space parking garage and structural upgrades to accommodate a possible future residential project above the retail center.

(f) Includes 89,000 square feet of office space. Excluding this office space from the calculation of the preleased percentage would result in the retail space being 85% preleased. In addition, includes 35,000 square feet site for Crate & Barrel which opened in Q4-2009. The remainder of the center opened on February 11, 2010.

(g) Includes 156,000 square feet of office space.

(h) Includes 85,000 square feet of retail space.

(i) The Nets, a member of the NBA, has a 37 year license agreement to use the arena.

(j) Upon closing of the strategic partnership with an affiliate of Onexim Group, the Company's legal ownership will increase to approximately 27%.

(k) This is a fee development project, owned by the City of Las Vegas. Therefore, these costs are not included on the Company's balance sheet.

(l) Below is a summary of the Company's equity method investments for Military Housing Development projects. The Company provides development, construction, and management services for these projects and receives agreed upon fees for these services.

Property	Location	Anticipated Opening	Completed Cost	No. of Units
			(in millions)	
Military Housing **- Under Construction (c)**				
Navy Midwest	Chicago, IL	2006-2010	$ 248.8	1,658
Pacific Northwest Communities	Seattle, WA	2007-2010	280.5	2,986
Midwest Millington	Memphis, TN	2008-2010	37.0	318
Marines, Hawaii Increment II	Honolulu, HI	2007-2011	293.3	1,175
Navy, Hawaii Increment III	Honolulu, HI	2007-2011	535.1	2,520
Air Force Academy	Colorado Springs, CO	2007-2013	69.5	427
Hawaii Phase IV	Kaneohe, HI	2007-2014	364.0	917
Total Military Housing Under Construction			$ 1,828.2	10,001

The following table provides summary information concerning the Company's real estate portfolio as of January 31, 2010. Consolidated properties are properties that we control and/or hold a variable interest in and are deemed to be the primary beneficiary. Unconsolidated properties are properties that we do not control and/or are not deemed to be the primary beneficiary and are accounted for under the equity method.

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

COMMERCIAL GROUP
OFFICE BUILDINGS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Leasable Square Feet	Leasable Square Feet at Pro-Rata %
Consolidated Office Buildings							
2 Hanson Place	2004	100.00%	100.00%	Brooklyn, NY	Bank of New York, HSBC	399,000	399,000
250 Huron	1991	100.00%	100.00%	Cleveland, OH	Leasing in progress	119,000	119,000
3055 Roslyn (formerly Stapleton Medical Office Building)	2006	90.00%	90.00%	Denver, CO	University of Colorado Hospital	45,000	41,000
35 Landsdowne Street	2002	100.00%	100.00%	Cambridge, MA	Millennium Pharmaceuticals	202,000	202,000
40 Landsdowne Street	2003	100.00%	100.00%	Cambridge, MA	Millennium Pharmaceuticals	215,000	215,000
45/75 Sidney Street	1999	100.00%	100.00%	Cambridge, MA	Millennium Pharmaceuticals; Novartis	277,000	277,000
4930 Oakton	2006	100.00%	100.00%	Skokie, IL	Sanford Brown College	40,000	40,000
65/80 Landsdowne Street	2001	100.00%	100.00%	Cambridge, MA	Partners HealthCare System	122,000	122,000
88 Sidney Street	2002	100.00%	100.00%	Cambridge, MA	Alkermes, Inc.	145,000	145,000
Ballston Common Office Center	2005	100.00%	100.00%	Arlington, VA	US Coast Guard	174,000	174,000
Colorado Studios	2007	90.00%	90.00%	Denver, CO	Colorado Studios	75,000	68,000
Commerce Court	2007	100.00%	100.00%	Pittsburgh, PA	US Bank; Wesco Distributors; Cardworks Services; Marc USA	379,000	379,000
Edgeworth Building	2006	100.00%	100.00%	Richmond, VA	Hirschler Fleischer; Ernst and Young	137,000	137,000
Eleven MetroTech Center	1995	85.00%	85.00%	Brooklyn, NY	City of New York - DoITT; E-911	216,000	184,000
Fairmont Plaza	1998	85.00%	85.00%	San Jose, CA	Littler Mendelson; Merrill Lynch; UBS Financial; Camera 12 Cinemas; Accenture	405,000	344,000
Fifteen MetroTech Center	2003	95.00%	95.00%	Brooklyn, NY	Wellchoice, Inc.; City of New York - HRA	650,000	618,000
Halle Building	1986	100.00%	100.00%	Cleveland, OH	Case Western Reserve University; Grant Thornton; CEOGC	409,000	409,000
Harlem Center	2003	100.00%	100.00%	Manhattan, NY	Office of General Services-Temporary Disability & Assistance; State Liquor Authority	147,000	147,000
(3) Higbee Building	1990	100.00%	100.00%	Cleveland, OH	Greater Cleveland Partnership; Key Bank	815,000	815,000
Illinois Science and Technology Park							
- 4901 Searle (A)	2006	100.00%	100.00%	Skokie, IL	Northshore University Health System	224,000	224,000
- 8025 Lamon (P)	2006	100.00%	100.00%	Skokie, IL	NanoInk, Inc.; Midwest Bio Research; Vetter Development Services	128,000	128,000
- 8045 Lamon (Q)	2007	100.00%	100.00%	Skokie, IL	Astellas; Polyera	161,000	161,000
Jackson Building	1987	100.00%	100.00%	Cambridge, MA	Ariad Pharmaceuticals	99,000	99,000
Johns Hopkins - 855 North Wolfe Street	2008	76.60%	76.60%	East Baltimore, MD	Johns Hopkins; Brain Institute; Howard Hughes Institute	279,000	214,000
New York Times	2007	100.00%	100.00%	Manhattan, NY	ClearBridge Advisors, LLC, a Legg Mason Co.; Covington & Burling; Osler Hoskin; Seyfarth Shaw	738,000	738,000
Nine MetroTech Center North	1997	85.00%	85.00%	Brooklyn, NY	City of New York - Fire Department	317,000	269,000
One MetroTech Center	1991	82.50%	82.50%	Brooklyn, NY	JP Morgan Chase; National Grid	937,000	773,000
One Pierrepont Plaza	1988	100.00%	100.00%	Brooklyn, NY	Morgan Stanley; Goldman Sachs; U.S. Probation	659,000	659,000

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

COMMERCIAL GROUP
OFFICE BUILDINGS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Leasable Square Feet	Leasable Square Feet at Pro-Rata %
Consolidated Office Buildings (continued)							
Post Office Plaza	1990	100.00%	100.00%	Cleveland, OH	Washington Group; Chase Manhattan Mortgage Corp; Educational Loan Servicing Corp; Quicken Loans	476,000	476,000
Richards Building	1990	100.00%	100.00%	Cambridge, MA	Genzyme Biosurgery; Alkermes, Inc.	126,000	126,000
Richmond Office Park	2007	100.00%	100.00%	Richmond, VA	The Brinks Co.; Wachovia Bank	568,000	568,000
Skylight Office Tower	1991	92.50%	100.00%	Cleveland, OH	Cap Gemini; Ulmer & Berne, LLP	321,000	321,000
Ten MetroTech Center	1992	100.00%	100.00%	Brooklyn, NY	Internal Revenue Service	365,000	365,000
Terminal Tower	1983	100.00%	100.00%	Cleveland, OH	Forest City Enterprises, Inc.; Cuyahoga Community College	589,000	589,000
Twelve MetroTech Center	2004	100.00%	100.00%	Brooklyn, NY	National Union Fire Insurance Co.	177,000	177,000
Two MetroTech Center	1990	82.50%	82.50%	Brooklyn, NY	Securities Industry Automation Corp.; City of New York - Board of Education	522,000	431,000
University of Pennsylvania	2004	100.00%	100.00%	Philadelphia, PA	University of Pennsylvania	122,000	122,000
* Waterfront Station - East 4th & West 4th Bldgs	2010	45.00%	45.00%	Washington, D.C.	Washington, D.C. Government	631,000	284,000
Consolidated Office Buildings Subtotal						12,410,000	11,559,000
Unconsolidated Office Buildings							
350 Massachusetts Ave	1998	50.00%	50.00%	Cambridge, MA	Star Market; Tofias; Novartis	169,000	85,000
(3) 818 Mission Street	2008	50.00%	50.00%	San Francisco, CA	Denny's	28,000	14,000
Bulletin Building	2006	50.00%	50.00%	San Francisco, CA	Great West Life and Annuity; Corinthian School	78,000	39,000
Chagrin Plaza I & II	1969	66.67%	66.67%	Beachwood, OH	Nine Sigma; Benihana; H&R Block	113,000	75,000
Clark Building	1989	50.00%	50.00%	Cambridge, MA	Sanofi Pasteur Acambis	122,000	61,000
Enterprise Place	1998	50.00%	50.00%	Beachwood, OH	University of Phoenix; Advance Payroll; PS Executive Centers	132,000	66,000
Liberty Center	1986	50.00%	50.00%	Pittsburgh, PA	Federated Investors; Direct Energy Business	526,000	263,000
Mesa del Sol - 5600 University SE (formerly Advent Solar)	2006	47.50%	47.50%	Albuquerque, NM	Applied Materials	87,000	41,000
Mesa del Sol - Aperture Center (Town Center)	2008	47.50%	47.50%	Albuquerque, NM	Leasing in progress	76,000	36,000
Mesa del Sol - Fidelity	2008/2009	47.50%	47.50%	Albuquerque, NM	Fidelity Investments	210,000	100,000
Signature Square I	1986	50.00%	50.00%	Beachwood, OH	Ciuni & Panichi; PCC Airfoils; Liberty Bank	79,000	40,000
Signature Square II	1989	50.00%	50.00%	Beachwood, OH	Pro Ed Communications; Goldberg Co.; Resillience Mgt.	82,000	41,000
Unconsolidated Office Buildings Subtotal						1,702,000	861,000
Total Office Buildings at January 31, 2010						**14,112,000**	**12,420,000**
Total Office Buildings at January 31, 2009						**14,093,000**	**12,404,000**

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

COMMERCIAL GROUP
RETAIL CENTERS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Consolidated Regional Malls									
Antelope Valley Mall	1990/1999	78.00%	78.00%	Palmdale, CA	Sears; JCPenney; Harris Gottschalks; Dillard's; Forever 21; Cinemark Theatre	1,196,000	933,000	363,000	283,000
Ballston Common Mall	1986/1999	100.00%	100.00%	Arlington, VA	Macy's; Sport & Health; Regal Cinemas	579,000	579,000	311,000	311,000
Galleria at Sunset	1996/2002	100.00%	100.00%	Henderson, NV	Dillard's; Macy's; JCPenney; Dick's Sporting Goods; Kohl's	1,048,000	1,048,000	412,000	412,000
Mall at Robinson	2001	56.67%	100.00%	Pittsburgh, PA	Macy's; Sears; JCPenney; Dick's Sporting Goods	880,000	880,000	384,000	384,000
Mall at Stonecrest	2001	66.67%	66.67%	Atlanta, GA	Kohl's; Sears; JCPenney; Dillard's; AMC Theatre; Macy's	1,226,000	817,000	397,000	265,000
Northfield at Stapleton	2005/2006	95.00%	100.00%	Denver, CO	Bass Pro; Target; Harkins Theatre; JCPenney; Macy's	1,127,000	1,127,000	664,000	664,000
Orchard Town Center	2008	100.00%	100.00%	Westminster, CO	JCPenney; Macy's; Target; AMC Theatre	1,018,000	1,018,000	482,000	482,000
Promenade Bolingbrook	2007	100.00%	100.00%	Bolingbrook, IL	Bass Pro; Macy's; Village Roadshow	771,000	771,000	575,000	575,000
++ Promenade in Temecula	1999/2002/2009	75.00%	100.00%	Temecula, CA	JCPenney; Sears; Macy's; Edwards Cinema	1,275,000	1,275,000	540,000	540,000
^* Ridge Hill	2011/2012	70.00%	100.00%	Yonkers, NY	National Amusements; Whole Foods; LL Bean; Cheesecake Factory	1,336,000	1,336,000	1,336,000	1,336,000
Shops at Wiregrass	2008	50.00%	100.00%	Tampa, FL	JCPenney; Dillard's; Macy's	734,000	734,000	349,000	349,000
Short Pump Town Center	2003/2005	50.00%	100.00%	Richmond, VA	Nordstrom; Macy's; Dillard's; Dick's Sporting Goods	1,303,000	1,303,000	591,000	591,000
Simi Valley Town Center	2005	85.00%	100.00%	Simi Valley, CA	Macy's	612,000	612,000	351,000	351,000
South Bay Galleria	1985/2001	100.00%	100.00%	Redondo Beach, CA	Macy's; Nordstrom; Kohl's	956,000	956,000	389,000	389,000
Victoria Gardens	2004/2007	80.00%	80.00%	Rancho Cucamonga, CA	Bass Pro; Macy's; JCPenney; AMC Theater	1,401,000	1,121,000	829,000	663,000
Consolidated Regional Malls Subtotal						15,462,000	14,510,000	7,973,000	7,595,000

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

COMMERCIAL GROUP
RETAIL CENTERS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Consolidated Specialty Retail Centers									
42nd Street	1999	100.00%	100.00%	Manhattan, NY	AMC Theatres; Madame Tussaud's Wax Museum; Modell's; Dave & Buster's	312,000	312,000	312,000	312,000
Atlantic Center	1996	100.00%	100.00%	Brooklyn, NY	Pathmark; OfficeMax; Old Navy; Marshall's; Sterns; NYC - Dept of Motor Vehicles	393,000	393,000	393,000	393,000
Atlantic Center Site V	1998	100.00%	100.00%	Brooklyn, NY	Modell's	17,000	17,000	17,000	17,000
Atlantic Terminal	2004	100.00%	100.00%	Brooklyn, NY	Target; Designer Shoe Warehouse; Chuck E. Cheese's; Daffy's; Guitar Center	371,000	371,000	371,000	371,000
Avenue at Tower City Center	1990	100.00%	100.00%	Cleveland, OH	Hard Rock Café; Morton's of Chicago; Cleveland Cinemas	365,000	365,000	365,000	365,000
Brooklyn Commons	2004	100.00%	100.00%	Brooklyn, NY	Lowe's	151,000	151,000	151,000	151,000
Bruckner Boulevard	1996	100.00%	100.00%	Bronx, NY	Conway; Old Navy; Marshall's	113,000	113,000	113,000	113,000
Columbia Park Center	1999	75.00%	75.00%	North Bergen, NJ	Shop Rite; Old Navy; Staples; Bally's; Shopper's World; Phoenix Theatres; Sixth Avenue Electronics	347,000	260,000	347,000	260,000
Court Street	2000	100.00%	100.00%	Brooklyn, NY	United Artists; Barnes & Noble	102,000	102,000	102,000	102,000
Eastchester	2000	100.00%	100.00%	Bronx, NY	Pathmark	63,000	63,000	63,000	63,000
Forest Avenue	2000	100.00%	100.00%	Staten Island, NY	United Artists	70,000	70,000	70,000	70,000
Gun Hill Road	1997	100.00%	100.00%	Bronx, NY	Home Depot; Chuck E. Cheese's	147,000	147,000	147,000	147,000
Harlem Center	2002	100.00%	100.00%	Manhattan, NY	Marshall's; CVS/Pharmacy; Staples; H&M; Planet Fitness	126,000	126,000	126,000	126,000
Kaufman Studios	1999	100.00%	100.00%	Queens, NY	United Artists Theatres	84,000	84,000	84,000	84,000
Market at Tobacco Row	2002	100.00%	100.00%	Richmond, VA	Rich Foods; CVS/Pharmacy	43,000	43,000	43,000	43,000
Northern Boulevard	1997	100.00%	100.00%	Queens, NY	Stop & Shop; Marshall's; Old Navy; AJ Wright; Guitar Center	218,000	218,000	218,000	218,000
Quartermaster Plaza	2004	100.00%	100.00%	Philadelphia, PA	Home Depot; BJ's Wholesale; Staples; PetSmart; Walgreen's	456,000	456,000	456,000	456,000
Quebec Square	2002	90.00%	90.00%	Denver, CO	Wal-Mart; Home Depot; Sam's Club; Ross Dress for Less; Office Depot; PetSmart	739,000	665,000	217,000	195,000
Queens Place	2001	100.00%	100.00%	Queens, NY	Target; Best Buy; Macy's Furniture; Designer Shoe Warehouse	455,000	455,000	221,000	221,000
Richmond Avenue	1998	100.00%	100.00%	Staten Island, NY	Staples	76,000	76,000	76,000	76,000
Saddle Rock Village	2005	80.00%	100.00%	Aurora, CO	Target; JoAnn Fabrics; PetSmart; OfficeMax	294,000	294,000	97,000	97,000
(3) South Bay Southern Center	1978	100.00%	100.00%	Redondo Beach, CA	Leasing in progress	78,000	78,000	78,000	78,000
Station Square	1994/2002	100.00%	100.00%	Pittsburgh, PA	Hard Rock Café; Grand Concourse Restaurant; Buca Di Beppo	291,000	291,000	291,000	291,000
* Village at Gulfstream	2010	50.00%	50.00%	Hallandale Beach, FL	Crate & Barrel; The Container Store; Texas de Brazil; Cadillac Ranch	510,000	255,000	510,000	255,000
White Oak Village	2008	50.00%	100.00%	Richmond, VA	Target; Lowe's; Sam's Club; JCPenney; OfficeMax; PetSmart; Ukrops	843,000	843,000	295,000	295,000
Woodbridge Crossing	2002	100.00%	100.00%	Woodbridge, NJ	Modell's; Thomasville Furniture; Party City	284,000	284,000	284,000	284,000
Consolidated Specialty Retail Centers Subtotal						6,948,000	6,532,000	5,447,000	5,083,000
Consolidated Retail Centers Total						22,410,000	21,042,000	13,420,000	12,678,000

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

COMMERCIAL GROUP
RETAIL CENTERS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Unconsolidated Regional Malls									
Boulevard Mall	1996/2000	50.00%	50.00%	Amherst, NY	JCPenney; Macy's; Sears; Michael's	912,000	456,000	336,000	168,000
Charleston Town Center	1983	50.00%	50.00%	Charleston, WV	Macy's; JCPenney; Sears; Brickstreet Insurance	897,000	449,000	363,000	182,000
San Francisco Centre	2006	50.00%	50.00%	San Francisco, CA	Nordstrom; Bloomingdale's; Century Theaters; San Francisco State University; Microsoft	1,462,000	731,000	788,000	394,000
Unconsolidated Regional Malls Subtotal						3,271,000	1,636,000	1,487,000	744,000
Unconsolidated Specialty Retail Centers									
* East River Plaza	2009/2010	35.00%	50.00%	Manhattan, NY	Costco; Target; Best Buy; Marshall's; PetsMart; Bob's Furniture; Old Navy	527,000	264,000	527,000	264,000
Golden Gate	1958	50.00%	50.00%	Mayfield Hts., OH	OfficeMax; Old Navy; Marshall's; Cost Plus; HH Gregg; PetSmart	361,000	181,000	361,000	181,000
Marketplace at Riverpark	1996	50.00%	50.00%	Fresno, CA	JCPenney; Best Buy; Marshall's; OfficeMax; Old Navy; Target; Sports Authority	471,000	236,000	296,000	148,000
(3) Metreon	2006	50.00%	50.00%	San Francisco, CA	AMC Loews	279,000	140,000	279,000	140,000
Plaza at Robinson Town Center	1989	50.00%	50.00%	Pittsburgh, PA	T.J. Maxx; Marshall's; IKEA; Value City; JoAnn Fabrics; OfficeMax	507,000	254,000	507,000	254,000
Unconsolidated Specialty Retail Centers Subtotal						2,145,000	1,075,000	1,970,000	987,000
Unconsolidated Retail Centers Total						5,416,000	2,711,000	3,457,000	1,731,000
Total Retail Centers at January 31, 2010						**27,826,000**	**23,753,000**	**16,877,000**	**14,409,000**
Total Retail Centers at January 31, 2009						**27,007,000**	**23,409,000**	**16,913,000**	**14,587,000**

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

COMMERCIAL GROUP
HOTELS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Rooms	Hotel Rooms at Pro-Rata %
Consolidated Hotels						
Charleston Marriott	1983	95.00%	100.00%	Charleston, WV	352	352
Ritz-Carlton, Cleveland	1990	100.00%	100.00%	Cleveland, OH	206	206
Sheraton Station Square	1998/2001	100.00%	100.00%	Pittsburgh, PA	399	399
Consolidated Hotels Subtotal					957	957
Unconsolidated Hotels						
Courtyard by Marriott	1985	3.97%	3.97%	Detroit, MI	260	10
Westin Convention Center	1986	50.00%	50.00%	Pittsburgh, PA	616	308
Unconsolidated Hotels Subtotal					876	318
Total Hotel Rooms at January 31, 2010					**1,833**	**1,275**
Total Hotel Rooms at January 31, 2009					**1,833**	**1,275**

ARENA					Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Est. Seating Capacity for NBA Basketball Event	Est. Seating Capacity for NBA Basketball Event at Pro-Rata %
* Barclays Center	2012	23.28%	23.28%	Brooklyn, NY	The Nets NBA Team	670,000	156,000	18,000	4,190

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

RESIDENTIAL GROUP
APARTMENTS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Leasable Units	Leasable Units at Pro-Rata %
Consolidated Apartment Communities						
100 Landsdowne Street	2005	100.00%	100.00%	Cambridge, MA	203	203
101 San Fernando	2000	100.00%	95.00%	San Jose, CA	323	307
1251 S. Michigan	2006	0.01%	100.00%	Chicago, IL	91	91
^+ 80 DeKalb	2009/2010	80.00%	100.00%	Brooklyn, NY	365	365
American Cigar Company	2000	100.00%	100.00%	Richmond, VA	171	171
Ashton Mill	2005	90.00%	100.00%	Cumberland, RI	193	193
Autumn Ridge	2002	100.00%	100.00%	Sterling Heights, MI	251	251
^* Beekman	2011/2012	49.00%	70.00%	Manhattan, NY	904	633
Botanica on the Green (East 29th Avenue Town Center)	2004	90.00%	90.00%	Denver, CO	78	70
Botanica II	2007	90.00%	90.00%	Denver, CO	154	139
Bowin	1998	95.05%	95.05%	Detroit, MI	193	183
Cambridge Towers	2002	100.00%	100.00%	Detroit, MI	250	250
Cameron Kinney	2007	100.00%	100.00%	Richmond, VA	259	259
Consolidated-Carolina	2003	89.99%	100.00%	Richmond, VA	158	158
Coraopolis Towers	2002	80.00%	80.00%	Coraopolis, PA	200	160
Crescent Flats (East 29th Avenue Town Center)	2004	90.00%	90.00%	Denver, CO	66	59
Cutter's Ridge at Tobacco Row	2006	100.00%	100.00%	Richmond, VA	12	12
Donora Towers	2002	100.00%	100.00%	Donora, PA	103	103
Drake	1998	95.05%	95.05%	Philadelphia, PA	284	270
Easthaven at the Village	1994/1995	100.00%	100.00%	Beachwood, OH	360	360
Emerald Palms	1996/2004	100.00%	100.00%	Miami, FL	505	505
Grand	1999	85.50%	85.50%	North Bethesda, MD	549	469
Grand Lowry Lofts	2000	100.00%	100.00%	Denver, CO	261	261
Grove	2003	100.00%	100.00%	Ontario, CA	101	101
^ Hamel Mill Lofts	2008/2010	90.00%	100.00%	Haverhill, MA	305	305
Heritage	2002	100.00%	100.00%	San Diego, CA	230	230
Independence Place I	1973	50.00%	50.00%	Parma Heights, OH	202	101
Independence Place II	2003	100.00%	100.00%	Parma Heights, OH	201	201
Kennedy Biscuit Lofts	1990	98.90%	100.00%	Cambridge, MA	142	142

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Leasable Units	Leasable Units at Pro-Rata %
Consolidated Apartment Communities (continued)						
Knolls	1995	1.00%	95.00%	Orange, CA	260	247
Lakeland	1998	95.10%	95.10%	Waterford, MI	200	190
Lenox Club	1991	95.00%	95.00%	Arlington, VA	385	366
Lenox Park	1992	95.00%	95.00%	Silver Spring, MD	406	386
Lofts 23	2005	100.00%	100.00%	Cambridge, MA	51	51
Lofts at 1835 Arch	2001	95.05%	95.05%	Philadelphia, PA	191	182
Lucky Strike	2008	88.98%	100.00%	Richmond, VA	131	131
Mercantile Place on Main	2008	100.00%	100.00%	Dallas, TX	366	366
Metro 417	2005	75.00%	100.00%	Los Angeles, CA	277	277
Metropolitan	1989	100.00%	100.00%	Los Angeles, CA	270	270
Midtown Towers	1969	100.00%	100.00%	Parma, OH	635	635
Museum Towers	1997	100.00%	100.00%	Philadelphia, PA	286	286
+ North Church Towers	2009	100.00%	100.00%	Parma Heights, OH	399	399
Oceanpointe Towers	1980	6.35%	100.00%	Long Branch, NJ	151	151
One Franklintown	1988	100.00%	100.00%	Philadelphia, PA	335	335
Parmatown Towers and Gardens	1972-1973	100.00%	100.00%	Parma, OH	412	412
Pavilion	1992	95.00%	95.00%	Chicago, IL	1,114	1,058
Plymouth Square	2003	100.00%	100.00%	Detroit, MI	280	280
* Presidio Landmark	2010	100.00%	100.00%	San Francisco, CA	161	161
Queenswood	1990	93.36%	93.36%	Corona, NY	296	276
Sky55	2006	100.00%	100.00%	Chicago, IL	411	411
Southfield	2002	100.00%	100.00%	Whitemarsh, MD	212	212
Village Center	1983	100.00%	100.00%	Detroit, MI	254	254
Wilson Building	2007	100.00%	100.00%	Dallas, TX	143	143
Consolidated Apartment Communities Subtotal					14,740	14,031
Consolidated Supported-Living Apartments						
Forest Trace	2000	100.00%	100.00%	Lauderhill, FL	322	322
Consolidated Supported-Living Apartments Subtotal					322	322
Consolidated Apartments Total					15,062	14,353

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units	Leasable Units at Pro-Rata %
Unconsolidated Apartment Communities						
Arbor Glen	2001-2007	50.00%	50.00%	Twinsburg, OH	288	144
Barrington Place	2008	49.00%	49.00%	Raleigh, NC	274	134
Bayside Village	1988-1989	50.00%	50.00%	San Francisco, CA	862	431
Big Creek	1996-2001	50.00%	50.00%	Parma Heights, OH	516	258
Brookpark Place	1976	100.00%	100.00%	Wheeling, WV	152	152
Brookview Place	1979	3.00%	3.00%	Dayton, OH	232	7
Buckeye Towers	1976	10.91%	5.95%	New Boston, OH	120	7
Burton Place	2000	90.00%	90.00%	Burton, MI	200	180
Camelot	1967	50.00%	50.00%	Parma Heights, OH	151	76
Canton Towers	1978	10.91%	4.30%	Canton, OH	199	9
Carl D. Perkins	2002	100.00%	100.00%	Pikeville, KY	150	150
Cedar Place	1974	2.98%	100.00%	Lansing, MI	220	220
Cherry Tree	1996-2000	50.00%	50.00%	Strongsville, OH	442	221
Chestnut Lake	1969	50.00%	50.00%	Strongsville, OH	789	395
^+ Cobblestone Court Apartments	2006-2009	50.00%	50.00%	Painesville, OH	400	200
Colonial Grand	2003	50.00%	50.00%	Tampa, FL	176	88
Connellsville Towers	1981	9.59%	9.59%	Connellsville, PA	111	11
Coppertree	1998	50.00%	50.00%	Mayfield Heights, OH	342	171
Deer Run	1987-1990	43.03%	43.03%	Twinsburg, OH	562	242
Eaton Ridge	2002-2004	50.00%	50.00%	Sagamore Hills, OH	260	130
Farmington Place	1980	100.00%	100.00%	Farmington, MI	153	153
Fenimore Court	1982	7.06%	50.00%	Detroit, MI	144	72
Fort Lincoln II	1979	45.00%	45.00%	Washington, D.C.	176	79
Fort Lincoln III & IV	1981	24.90%	24.90%	Washington, D.C.	306	76
Frenchtown Place	1975	8.24%	100.00%	Monroe, MI	151	151
Glendora Gardens	1983	1.99%	99.00%	Glendora, CA	105	104
Hamptons	1969	50.00%	50.00%	Beachwood, OH	651	326
Hunter's Hollow	1990	50.00%	50.00%	Strongsville, OH	208	104
Legacy Arboretum	2008	49.00%	49.00%	Charlotte, NC	266	130

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Leasable Units	Leasable Units at Pro-Rata %
Unconsolidated Apartment Communities (continued)						
Legacy Crossroads	2008-2009	50.00%	50.00%	Cary, NC	344	172
Liberty Hills	1979-1986	50.00%	50.00%	Solon, OH	396	198
Lima Towers	1977	10.91%	6.94%	Lima, OH	200	14
Metropolitan Lofts	2005	50.00%	50.00%	Los Angeles, CA	264	132
Millender Center	1985	4.29%	100.00%	Detroit, MI	339	339
Miramar Towers	1980	6.35%	100.00%	Los Angeles, CA	157	157
Newport Landing	2002-2005	50.00%	50.00%	Coventry Township, OH	336	168
Noble Towers	1979	50.00%	50.00%	Pittsburgh, PA	133	67
North Port Village	1981	27.00%	27.00%	Port Huron, MI	251	68
Nu Ken Tower (Citizen's Plaza)	1981	8.84%	50.00%	New Kensington, PA	101	51
Panorama Towers	1978	99.00%	99.00%	Panorama City, CA	154	152
Park Place Towers	1975	15.11%	100.00%	Mt. Clemens, MI	187	187
Parkwood Village	2001-2002	50.00%	50.00%	Brunswick, OH	204	102
Pebble Creek	1995-1996	50.00%	50.00%	Twinsburg, OH	148	74
Perrytown	1973	8.24%	100.00%	Pittsburgh, PA	231	231
Pine Grove Manor	1973	10.26%	100.00%	Muskegon Township, MI	172	172
Pine Ridge Valley	1967-1974, 2005-2007	50.00%	50.00%	Willoughby Hills, OH	1,309	655
Potomac Heights Village	1981	6.35%	100.00%	Keyser, WV	141	141
Residences at University Park	2002	40.00%	40.00%	Cambridge, MA	135	54
Riverside Towers	1977	8.30%	100.00%	Coshocton, OH	100	100
Settler's Landing at Greentree	2000-2004	50.00%	50.00%	Streetsboro, OH	408	204
Shippan Avenue	1980	100.00%	100.00%	Stamford, CT	148	148
St. Mary's Villa	2002	40.07%	40.07%	Newark, NJ	360	144
^* Stratford Crossing	2007-2010	50.00%	50.00%	Wadsworth, OH	348	174
Surfside Towers	1970	50.00%	50.00%	Eastlake, OH	246	123
^+ Sutton Landing	2007-2009	50.00%	50.00%	Brimfield, OH	216	108
Tamarac	1990-2001	50.00%	50.00%	Willoughby, OH	642	321
The Springs	1981	6.35%	100.00%	La Mesa, CA	129	129
Tower 43	2002	100.00%	100.00%	Kent, OH	101	101

Forest City Enterprises, Inc. Portfolio of Real Estate as of January 31, 2010

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Leasable Units	Leasable Units at Pro-Rata %
Unconsolidated Apartment Communities (continued)						
Towne Centre Place	1975	6.86%	100.00%	Ypsilanti, MI	170	170
Twin Lake Towers	1966	50.00%	50.00%	Denver, CO	254	127
Uptown Apartments	2008	50.00%	50.00%	Oakland, CA	665	333
Village Square	1978	100.00%	100.00%	Williamsville, NY	100	100
Westwood Reserve	2002	50.00%	50.00%	Tampa, FL	340	170
Woodgate / Evergreen Farms	2004-2006	33.33%	33.33%	Olmsted Township, OH	348	116
Worth Street	2003	50.00%	50.00%	Manhattan, NY	330	165
Ziegler Place	1978	100.00%	100.00%	Livonia, MI	141	141
Unconsolidated Apartment Communities Subtotal					18,854	10,429
Unconsolidated Military Housing						
^* Air Force Academy	2007-2013	50.00%	50.00%	Colorado Springs, CO	427	214
^* Midwest Millington	2008-2010	1.00%	^^	Memphis, TN	318	^^
^* Navy Midwest	2006-2010	1.00%	^^	Chicago, IL	1,658	^^
Ohana Military Communities, Hawaii Increment I	2005-2008	1.00%	^^	Honolulu, HI	1,952	^^
^* Ohana Military Communities, Hawaii Increment II	2007-2011	1.00%	^^	Honolulu, HI	1,175	^^
^* Ohana Military Communities, Hawaii Increment III	2007-2011	1.00%	^^	Honolulu, HI	2,520	^^
^* Ohana Military Communities, Hawaii Increment IV	2007-2014	1.00%	^^	Kaneohe, HI	917	^^
^* Pacific Northwest Communities	2007-2010	20.00%	^^	Seattle, WA	2,986	^^
Unconsolidated Military Housing Subtotal					11,953	214
Unconsolidated Apartments Total					30,807	10,643
Combined Apartments Total					45,869	24,996
Federally Subsidized Housing (Total of 5 Buildings)					**741**	
Total Apartment Units at January 31, 2010					**46,610**	
Total Apartment Units at January 31, 2009					**49,116**	

* Property under construction as of January 31, 2010.
\+ Property opened or acquired in 2009.
++ Expansion of property opened in 2009.
^ Property to open in phases.
^^ The Company's share of residual cash flow ranges from 0-20% during the life cycle of the project.
(1) Represents our share of a property's profits and losses upon settlement of any preferred returns to which we or our partner(s) may be entitled.
(2) Represents our share of a property's profits and losses adjusted for any preferred returns to which we or our partner(s) may be entitled.
(3) Operating properties identified for redevelopment.

Item 3. Legal Proceedings

The Company is involved in various claims and lawsuits incidental to its business, and management and legal counsel believe that these claims and lawsuits will not have a material adverse effect on the Company's consolidated financial statements.

Item 4. Reserved

Pursuant to General Instruction G of Form 10-K, the following is included as an unnumbered item to Part I of the Form 10-K.

Executive Officers of the Registrant

The following list is included in Part I of this Report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders to be held on June 16, 2010. The names and ages of and positions held by the executive officers of the Company are presented in the following list. Each individual has been appointed to serve for the period which ends with the Annual Meeting of Shareholders to be held on June 16, 2010.

Name (2)	Age	Current Position
Albert B. Ratner (1)	82	Co-Chairman of the Board of Directors
Samuel H. Miller	88	Co-Chairman of the Board of Directors and Treasurer
Charles A. Ratner (1)	68	Chief Executive Officer, President and Director
Bruce C. Ratner (1)	65	Executive Vice President and Director
James A. Ratner (1)	65	Executive Vice President and Director
Ronald A. Ratner (1)	62	Executive Vice President and Director
Brian J. Ratner (1)	52	Executive Vice President and Director
Robert G. O'Brien	52	Executive Vice President and Chief Financial Officer
Linda M. Kane	52	Senior Vice President, Chief Accounting and Administrative Officer
Geralyn M. Presti	54	Senior Vice President, General Counsel and Secretary

- Albert B. Ratner has been Co-Chairman of the Board of Directors since June 1995. He previously served as Chief Executive Officer and Vice Chairman of the Board from June 1993 to June 1995 and President prior to July 1993.
- Samuel H. Miller has been Co-Chairman of the Board of Directors since June 1995 and Treasurer of the Company since December 1992. He previously served as Chairman of the Board from June 1993 to June 1995, and Vice Chairman of the Board and Chief Operating Officer prior to June 1993.
- Charles A. Ratner has been Chief Executive Officer since June 1995 and President since June 1993. He previously served as Chief Operating Officer from June 1993 to June 1995, and Executive Vice President prior to June 1993.
- Bruce C. Ratner has been Executive Vice President since November 2006. He has been Chief Executive Officer of Forest City Ratner Companies, a subsidiary of the Company, since 1987.
- James A. Ratner has been Executive Vice President since March 1988.
- Ronald A. Ratner has been Executive Vice President since March 1988.
- Brian J. Ratner has been Executive Vice President since June 2001.
- Robert G. O'Brien has been Executive Vice President and Chief Financial Officer since April 2008. He previously served as Vice President, Finance and Investment from February 2008 to April 2008 and Executive Vice President, Strategy and Investment, of Forest City Rental Properties Corporation, a subsidiary of the Company, from October 2000 to January 2008.
- Linda M. Kane has been Chief Accounting and Administrative Officer since December 2007 and Senior Vice President since June 2002. She previously served as Corporate Controller from March 1995 to December 2007 and Vice President from March 1995 to June 2002.
- Geralyn M. Presti has been Senior Vice President and General Counsel since July 2002 and Secretary since April 2008. She previously served as Assistant Secretary from July 2002 to April 2008, Deputy General Counsel from January 2000 to June 2002, and Associate General Counsel from December 1996 to January 2000.

(1) Charles A. Ratner, James A. Ratner and Ronald A. Ratner are brothers. Albert B. Ratner and Bruce C. Ratner are first cousins to each other as well as first cousins to Charles A. Ratner, James A. Ratner and Ronald A. Ratner. Brian J. Ratner is the son of Albert B. Ratner.

(2) As previously disclosed in the Company's Form 8-K filed on March 25, 2010, the Company announced the appointment of David J. LaRue to the newly created position of Executive Vice President and Chief Operating Officer effective immediately. Mr. LaRue joined the Company in 1986 and has served as President and Chief Operating Officer of Forest City's Commercial Group since 2003.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Class A and Class B common stock are traded on the New York Stock Exchange ("NYSE") under the symbols FCEA and FCEB, respectively. At January 31, 2010 and 2009, the market price of the Company's Class A common stock was $11.31 and $6.76, respectively, and the market price of the Company's Class B common stock was $11.27 and $6.92, respectively. As of February 26, 2010, the numbers of registered holders of Class A and Class B common stock were 819 and 485, respectively. The following tables summarize the quarterly high and low sales prices per share of the Company's Class A and Class B common stock as reported by the NYSE and the dividends declared per common share:

	Quarter Ended			
	January 31, 2010	**October 31, 2009**	**July 31, 2009**	**April 30, 2009**
Market price range of common stock				
Class A				
High	**$ 12.96**	**$ 13.76**	**$ 8.94**	**$ 8.57**
Low	**$ 8.89**	**$ 7.06**	**$ 4.86**	**$ 3.41**
Class B				
High	**$ 12.88**	**$ 13.91**	**$ 8.80**	**$ 8.52**
Low	**$ 8.86**	**$ 7.22**	**$ 4.89**	**$ 3.60**
Quarterly dividends declared per common share Class A and Class B [(1)]	**$ -**	**$ -**	**$ -**	**$ -**

	Quarter Ended			
	January 31, 2009	October 31, 2008	July 31, 2008	April 30, 2008
Market price range of common stock				
Class A				
High	$ 12.15	$ 34.62	$ 41.60	$ 40.90
Low	$ 3.42	$ 10.91	$ 25.59	$ 34.47
Class B				
High	$ 12.25	$ 35.17	$ 41.45	$ 40.33
Low	$ 3.50	$ 11.16	$ 25.66	$ 34.56
Quarterly dividends declared per common share Class A and Class B [(1)]	$ -	$ 0.08	$ 0.08	$ 0.08

(1) On December 5, 2008, the Board of Directors suspended the cash dividends on shares of Class A and Class B common stock following the payment of dividends on December 15, 2008, until such dividends are reinstated. The Company's bank revolving credit facility prohibits the Company from paying any dividends on its Class A and Class B common stock through February 2012.

For the three months ended January 31, 2010 there were no unregistered issuances or repurchases of stock.

The following graph shows a comparison of cumulative total return for the period from January 31, 2005 through January 31, 2010 among the Company's Class A Common Stock (FCEA) and Class B Common Stock (FCEB), Standard & Poor's 500 Stock Index ("S&P 500®") and the Dow Jones U.S. Real Estate Index. The cumulative total return is based on a $100 investment on January 31, 2005 and the subsequent change in market prices of the securities at each respective fiscal year end. It also assumes that dividends were reinvested quarterly.



	Jan-05	Jan-06	Jan-07	Jan-08	Jan-09	Jan-10
Forest City Enterprises Inc. Class A	$100	$132	$211	$140	$24	$41
Forest City Enterprises Inc. Class B	$100	$130	$208	$138	$25	$40
S&P 500®	$100	$110	$126	$123	$76	$101
Dow Jones US Real Estate Index	$100	$128	$175	$132	$66	$98

Item 6. Selected Financial Data

The Operating Results and per share amounts presented below have been reclassified for properties disposed of and/or classified as held for sale during the years ended January 31, 2010, 2009, 2008, 2007 and 2006. In addition, Operating Results, Financial Position and per share amounts have been adjusted for the retrospective application of the following accounting guidance that we adopted on February 1, 2009: (i) noncontrolling interests, (ii) accounting guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) and (iii) classification of certain stock-based compensation as participating securities. The following data should be read in conjunction with our financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included elsewhere in this Form 10-K. Our historical operating results may not be comparable to our future operating results.

	Years Ended January 31,				
	2010	2009	2008	2007	2006
	(in thousands, except share and per share data)				
Operating Results:					
Total revenues from real estate operations [1]	**$ 1,257,222**	$ 1,280,570	$ 1,276,473	$ 1,112,960	$ 1,082,091
Earnings (loss) from continuing operations attributable to Forest City Enterprises, Inc. [1]	**$ (29,066)**	$ (123,517)	$ (13,100)	$ 31,333	$ 68,987
Earnings (loss) from discontinued operations attributable to Forest City Enterprises, Inc. [1]	**(1,585)**	10,270	64,673	145,689	14,532
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (30,651)**	$ (113,247)	$ 51,573	$ 177,022	$ 83,519
Diluted Earnings per Common Share:					
Earnings (loss) from continuing operations attributable to Forest City Enterprises, Inc. [1]	**$ (0.21)**	$ (1.20)	$ (0.13)	$ 0.31	$ 0.67
Earnings (loss) from discontinued operations attributable to Forest City Enterprises, Inc. [1]	**(0.01)**	0.10	0.63	1.39	0.14
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (0.22)**	$ (1.10)	$ 0.50	$ 1.70	$ 0.81
Weighted Average Diluted Shares Outstanding [2]	**139,825,349**	102,755,315	102,261,740	104,454,898	102,603,932
Cash Dividend Declared per share - Class A and B	**$ -**	$ 0.2400	$ 0.3100	$ 0.2700	$ 0.2300

	Years Ended January 31,				
	2010	2009	2008	2007	2006
	(in thousands)				
Financial Position:					
Consolidated assets	**$ 11,916,711**	$ 11,380,507	$ 10,191,855	$ 8,923,141	$ 7,906,789
Real estate, at cost	**$ 11,340,779**	$ 10,648,573	$ 9,225,753	$ 8,231,296	$ 7,155,126
Long-term debt, primarily nonrecourse mortgages	**$ 8,634,210**	$ 8,289,954	$ 7,229,735	$ 6,181,859	$ 5,841,332

(1) This category is adjusted for discontinued operations. See the "Discontinued Operations" section of the MD&A in Item 7.

(2) In May 2009, we sold 52,325,000 shares of our Class A common stock, resulting in an increase of weighted average shares outstanding.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Description

We principally engage in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. We operate through three strategic business units and five reportable segments. The **Commercial Group**, our largest strategic business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. The **Residential Group** owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. Additionally, the Residential Group develops for-sale condominium projects and also owns interests in entities that develop and manage military family housing. New York City operations are part of the Commercial Group or Residential Group depending on the nature of the operations. The **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.

Corporate Activities and **The Nets**, a member of the National Basketball Association ("NBA") in which we account for our investment on the equity method of accounting, are other reportable segments of the Company.

We have approximately $11.9 billion of consolidated assets in 27 states and the District of Columbia at January 31, 2010. Our core markets include Boston, the state of California, Chicago, Denver, the New York City/Philadelphia metropolitan area and the Greater Washington D.C./Baltimore metropolitan area. We have offices in Albuquerque, Boston, Chicago, Denver, London (England), Los Angeles, New York City, San Francisco, Washington, D.C., and our corporate headquarters in Cleveland, Ohio.

Significant milestones occurring during 2009 included:

- The opening of the first Costco in Manhattan in our *East River Plaza* retail center. Costco occupies 110,000 square feet on the first floor of *East River Plaza*. The remainder of the approximately 500,000 square foot retail center, which is more than 90% leased and will be home to Manhattan's first Target, is expected to open in 2010;

- The sale of *Grand Avenue*, a retail center in Queens, New York, which closed April 16, 2009. The property had a selling price of $33,500,000 and generated net proceeds of approximately $9,042,000;

- The sale of our partnership interests in three supported-living apartment communities located in Teaneck, New Jersey, Chevy Chase, Maryland and Yonkers, New York to a subsidiary of Hyatt Corporation. The sale generated proceeds of approximately $30,000,000. The three properties, all of which operate under the Classic Residence by Hyatt brand, have a total of 869 supported-living rental units;

- The formal approval of the acquisition and development of our Brooklyn Atlantic Yards project ("Atlantic Yards"), a 22-acre residential and commercial real estate project in Brooklyn, New York, by the required state governmental authorities with final documentation of the transactions being executed on December 23, 2009. The closing clears the way for additional work to proceed on the project, beginning with construction of the Barclays Center arena ("Arena"), the planned future home of The Nets. In conjunction, The Brooklyn Arena Local Development Corporation, an entity formed by the State of New York, issued $511,000,000 of tax-exempt bonds to finance a portion of the construction of the Arena at Atlantic Yards, the proceeds of which will become available upon the satisfaction of certain conditions including vacant possession of the project site. The interest rate on the bonds was 6.48%;

- Entering into a purchase agreement in December 2009 with an affiliate of Onexim Group, an international private investment fund, to create a strategic partnership for the development of Atlantic Yards and the Arena. Pursuant to these agreements, entities to be formed by Onexim Group will invest $200,000,000 and make certain contingent funding commitments to acquire 45% of the Arena project and 80% of The Nets, and the right to purchase up to 20% of the Atlantic Yards Development Company, which will develop the non-arena real estate. We will retain a noncontrolling ownership stake in The Nets, and will be managing partner of the Arena and majority owner of the balance of the Atlantic Yards real estate. As a 45% owner of the Arena and an 80% owner of the team, Onexim will be responsible for those respective percentages of the debt of each asset;

- Being chosen to receive an allocation of New Market Tax Credits ("NMTC") as part of a $5 billion federal program to create jobs and revive neighborhoods. The allocation of $55,000,000 will be used to earn or syndicate tax credits through the investment in real estate development projects located in distressed and low-income communities throughout the country as defined by the U.S. Treasury Department's CDFI Fund. This is the third time we have received a NMTC allocation, for a total of $151,000,000 in allocations under the program;

- On December 2, 2009, the City of Las Vegas City Council approved the issuance and sale of $185,000,000 of primarily Build America Bonds to finance the construction of a new City Hall building on property we own in downtown Las Vegas. The closing and funding of the Build America Bonds was completed on December 17, 2009. We have been engaged by the City of Las Vegas to perform fee services on their behalf for development of the new City Hall project. Construction on the project began in January 2010;

- The sale of 52,325,000 shares of our Class A Common Stock in May 2009, which included the underwriters' exercise of their over-allotment option in full, in an underwritten public offering pursuant to an effective registration statement at a public offering price of $6.60 per share. We received net proceeds of $329,917,000 after deducting underwriting discounts, commissions and other offering expenses;

- The exchange of $167,433,000, or 61.4%, of the $272,500,000 of 3.625% Puttable Equity-Linked Senior Notes due October 2011 for a new issue of 3.625% Puttable Equity-Linked Senior Notes due October 2014. In conjunction with the exchange of notes, we also issued an additional $32,567,000 of 3.625% Puttable Equity-Linked Senior Notes due October 2014;

- The issuance, at par, of $200,000,000 aggregate principal amount of convertible senior notes due October 2016. Interest on the notes is payable semi-annually at a rate of 5.00% per annum. We received net proceeds from the offering of $177,262,000, net of the cost of the convertible note hedge transaction and estimated offering costs;

- Closing a new, two-year $500,000,000 revolving credit facility with our 15-member bank group. Key Bank National Association serves as Administrative Agent, PNC Bank National Association serves as Syndication Agent, and Bank of America, N.A. serves as Documentation Agent for the group. All 14 members of our prior bank group, along with one new bank, are part of the new facility. The new facility replaced our prior $750,000,000 revolving credit facility, which was scheduled to mature in March 2010;

- The closing on major financings including a $90,000,000 nonrecourse mortgage refinancing for *45/75 Sidney Street*, an office building at our University Park at MIT project in Cambridge, Massachusetts and a $101,000,000 nonrecourse mortgage refinancing for *Bayside Village,* a 431-unit unconsolidated apartment community in San Francisco, California; and

- Closing $1,473,144,000 in nonrecourse mortgage financing transactions.

In addition, subsequent to January 31, 2010, we achieved the following significant milestones:

- The grand opening of *Village of Gulfstream*, a mixed-use, open-air specialty retail center, in Hallandale Beach, Florida. The 510,000 square-foot center, adjacent to Gulfstream Park Racetrack and Casino, is South Florida's newest outdoor shopping and entertainment destination, featuring an exciting collection of fashion boutiques, home decor shops, signature restaurants, outdoor cafes and nightclubs;

- The creation of joint ventures with Bernstein Management Corporation for ownership of three residential multifamily properties, totaling 1,340 rental units, in the Washington, D.C. metropolitan area. We realized proceeds of over $30,000,000 and the joint ventures assumed $163,000,000 of the secured debt related to these properties. The three properties, the 549-unit *Grand* in North Bethesda, Maryland, the 385-unit *Lenox Club* in Arlington, Virginia and the 406-unit *Lenox Park* in Silver Spring, Maryland, are part of our portfolio of apartment communities. Each company's joint venture entity will own 50% of our prior stake in the properties;

- The creation and first-stage closing of joint ventures in our mixed-use University Park project in Cambridge, Massachusetts. Under the terms of the joint venture agreements, Health Care REIT will acquire a 49% interest in the seven University Park life science properties owned solely by us. For its share of the joint ventures, Health Care REIT will invest $170,000,000 in cash and the joint ventures will assume $320,000,000 of secured debt on the seven buildings. Certain of our subsidiaries will retain 51% ownership in the properties and will serve as asset and property manager for the joint ventures. The first-stage closing included six of the buildings, valued at $610,000,000. Closing on the seventh building, valued at $58,000,000 is expected during the second quarter of 2010, subject to third-party consents; and

- The privately negotiated exchange of approximately $51,200,000 of 3.625% Puttable Equity-Linked Senior Notes due October 2011, $121,700,000 of 7.625% Senior Notes due June 2015 and $5,800,000 of 6.500% Senior Notes due February 2017 for approximately $50,700,000, $114,400,000 and $4,900,000 of our Series A Cumulative Perpetual Convertible Preferred Stock, respectively. We issued an additional $50,000,000 of Convertible Preferred Stock for cash pursuant to the exchange. The Convertible Preferred Stock has an annual dividend rate of 7.0% and an initial conversion price of $15.12.

Critical Accounting Policies

Our consolidated financial statements include all majority-owned subsidiaries where we have financial or operational control and variable interest entities ("VIEs") where we are deemed to be the primary beneficiary. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have identified certain critical accounting policies which are subject to judgment and uncertainties. We have used our best judgment to determine estimates of certain amounts included in the financial statements as a result of these policies, giving due consideration to materiality. As a result of uncertainties surrounding these events at the time the estimates are made, actual results could differ from these estimates causing adjustments to be made in subsequent periods to reflect more current information. The accounting policies that we believe contain uncertainties that are considered critical to understanding the consolidated financial statements are discussed below. Our management reviews and discusses the policies below on a regular basis. These policies have also been discussed with our audit committee of the Board of Directors.

Recognition of Revenue

Real Estate Sales – We follow the accounting guidance on the sales of real estate. The specific timing of a sale is measured against various criteria in the accounting guidance related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the deposit, finance, installment or cost recovery methods, as appropriate.

We follow the accounting guidance on the impairment or disposal of long-lived assets for reporting dispositions of operating properties. Assuming no significant continuing involvement, all earnings of properties which have been sold or determined by management to be held for sale are reported as discontinued operations. We consider assets held for sale when the transaction has been approved by the appropriate level of management and there are no significant contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential sale is evaluated based on its separate facts and circumstances.

Leasing Operations – We enter into leases with tenants in our rental properties. The lease terms of tenants occupying space in the retail centers and office buildings generally range from 1 to 30 years, excluding leases with certain anchor tenants, which typically run longer. Minimum rents are recognized on a straight-line basis over the non-cancelable term of the related lease, which include the effects of rent steps and rent abatements under the leases. Overage rents are recognized in accordance with accounting guidance on revenue recognition, which states that this income is to be recognized only after the contingency has been removed (i.e., sales thresholds have been achieved). Recoveries from tenants for taxes, insurance and other commercial property operating expenses are recognized as revenues in the period the applicable costs are incurred.

Construction – Revenues and profit on long-term fixed-price contracts are recorded using the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred.

Military Housing Fee Revenues – Revenues for development fees related to our military housing projects are earned based on a contractual percentage of the actual development costs incurred by the military housing projects and are recognized on a monthly basis as the costs are incurred. We also recognize additional development incentive fees upon successful completion of certain criteria, such as incentives to realize development cost savings, encourage small and local business participation, comply with specified safety standards and other project management incentives as specified in the development agreements. Base development and development incentive fees of $14,030,000, $62,180,000 and $56,045,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Revenues for construction management fees are earned based on a contractual percentage of the actual construction costs incurred by the military housing projects and are recognized on a monthly basis as the costs are incurred. We also recognize certain construction incentive fees based upon successful completion of certain criteria as set forth in the construction contracts. Base construction and incentive fees of $9,857,000, $13,505,000 and $10,012,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Revenues for property management and asset management fees are earned based on a contractual percentage of the annual net rental income and annual operating income, respectively, that is generated by the military housing privatization projects as defined in the agreements. We also recognize certain property management incentive fees based upon successful completion of certain criteria as set forth in the property management agreements. Property management, management incentive and asset management fees of $15,448,000, $14,318,000 and $9,357,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Recognition of Costs and Expenses

Operating expenses primarily represent the recognition of operating costs, which are charged to operations as incurred, administrative expenses and taxes other than income taxes. Interest expense and real estate taxes during active development and construction are capitalized as a part of the project cost.

Depreciation and amortization is generally computed on a straight-line method over the estimated useful life of the asset. The estimated useful lives of buildings and certain first generation tenant allowances that are considered by management as a component of the building are primarily 50 years. Subsequent tenant improvements and those first generation tenant allowances not considered a component of the building are amortized over the life of the tenant's lease. This estimate is based on the length of time the asset is expected to generate positive operating cash flows. Actual events and circumstances can cause the life of the building and tenant improvement to be different than the estimates made. Additionally, lease terminations can affect the economic life of the tenant improvements. We believe the estimated useful lives and classification of the depreciation and amortization of fixed assets and tenant improvements are reasonable and follow industry standards.

Major improvements and tenant improvements that are considered our assets are capitalized in real estate costs and expensed through depreciation charges. Tenant improvements that are considered lease inducements are capitalized into other assets and amortized as a reduction of rental revenue over the life of the tenant's lease. Repairs, maintenance and minor improvements are expensed as incurred.

A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is based on accounting guidance for the capitalization of interest cost and accounting guidance for costs and the initial rental operations of real estate properties. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. We cease capitalization on any portion substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portion under construction. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statements of Operations.

Allowance for Projects Under Development – We record an allowance for estimated development project write-offs for our projects under development. A specific project is written off when it is determined by management that it is probable the project will not be developed. The allowance, which is consistently applied, is adjusted on a quarterly basis based on our actual development project write-off history. The allowance balance was $23,786,000 and $17,786,000 at January 31, 2010 and 2009, respectively, and is included in accounts payable and accrued expenses in our Consolidated Balance Sheets. The allowance increased by $6,000,000 for both of the years ended January 31, 2010 and 2009 and decreased by $3,900,000 for the year ended January 31, 2008. Any change in the allowance is reported in operating expenses in our Consolidated Statements of Operations.

Acquisition of Rental Properties - Upon acquisition of a rental property, we allocate the purchase price of the property to net tangible and identified intangible assets acquired based on fair values. Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of the fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. Capitalized above-market lease values are amortized as a reduction of rental income (or rental expense for ground leases in which we are the lessee) over the remaining non-cancelable terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income (or rental expense for ground leases in which we are the lessee) over the remaining non-cancelable terms of the respective leases, including any fixed-rate renewal periods.

Intangible assets also include amounts representing the value of tenant relationships and in-place leases based on our evaluation of each tenant's lease and our overall relationship with the respective tenant. We estimate the cost to execute leases with terms similar to in-place leases, including leasing commissions, legal expenses and other related expenses. This intangible asset is amortized to expense over the remaining term of the respective leases. Our estimates of value are made using methods similar to those used by independent appraisers or by using independent appraisals. Factors considered by us in this analysis include an estimate of the carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from three to twelve months. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. We also use the information obtained as a result of our pre-acquisition due diligence as part of our consideration of conditional asset retirement obligations, and when necessary, will record a conditional asset retirement obligation as part of our purchase price.

Characteristics considered by us in allocating value to our tenant relationships include the nature and extent of our business relationship with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors. The value of tenant relationship intangibles is amortized over the remaining initial lease term and expected renewals, but in no event longer than the remaining depreciable life of the building. The value of in-place leases is amortized over the remaining non-cancelable term of the respective leases and any fixed-rate renewal periods.

In the event that a tenant terminates its lease, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, would be charged to expense.

Allowance for Doubtful Accounts and Reserves on Notes Receivable – We record allowances against our rent receivables from commercial and residential tenants that we deem to be uncollectible. These allowances are based on management's estimate of receivables that will not be realized from cash receipts in subsequent periods. We also maintain an allowance for receivables arising from the straight-lining of rents. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. The allowance against our straight-line rent receivable is based on our historical experience with early lease terminations as well as specific review of our significant tenants and tenants that are having known financial difficulties. There is a risk that our estimate of the expected activity of current tenants may not accurately reflect future events. If the estimate does not accurately reflect future tenant vacancies, the reserve for straight-line rent receivable may be over or understated by the actual tenant vacancies that occur. We estimate the allowance for notes receivable based on our assessment of expected future cash flows estimated to be paid to us. If our estimate of expected future cash flows does not accurately reflect actual events, our reserve on notes receivable may be over or understated by the actual cash flows that occur. Our allowance for doubtful accounts, which includes our straight-line allowance, was $33,825,000 and $27,213,000, at January 31, 2010 and 2009, respectively. Management believes the increase in the reserve is indicative of the general economic environment and its impact on the ability of certain retail and office tenants to pay all of their commitments recorded on the Consolidated Balance Sheet as of January 31, 2010.

Historic and New Market Tax Credit Entities – We have certain investments in properties that have received, or we believe are entitled to receive, historic preservation tax credits on qualifying expenditures under Internal Revenue Code ("IRC") section 47 and new market tax credits on qualifying investments in designated community development entities ("CDEs") under IRC section 45D, as well as various state credit programs including participation in the New York State Brownfield Tax Credit Program which entitles the members to tax credits based on qualified expenditures at the time those qualified expenditures are placed in service. We typically enter into these investments with sophisticated financial investors. In exchange for the financial investors' initial contribution into the investment, the financial investor is entitled to substantially all of the benefits derived from the tax credit, but generally has no material interest in the underlying economics of the property. Typically, these arrangements have put/call provisions (which range up to 7 years) whereby we may be obligated (or entitled) to repurchase the financial investors' interest. We have consolidated each of these properties in our consolidated financial statements, and have reflected these investor contributions as accounts payable and accrued expenses in our Consolidated Balance Sheets.

We guarantee the financial investor that in the event of a subsequent recapture by a taxing authority due to our noncompliance with applicable tax credit guidelines we will indemnify the financial investor for any recaptured tax credits. We initially record a liability for the cash received from the financial investor. We generally record income upon completion and certification of the qualifying development expenditures for historic tax credits and upon certification of the qualifying investments in designated CDEs for new market tax credits resulting in an adjustment of the liability at each balance sheet date to the amount that would be paid to the financial investor based upon the tax credit compliance regulations, which range from 0 to 7 years. Income related to the sale of tax credits of $32,698,000, $11,168,000 and $10,788,000 was recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which was recorded in interest and other income in our Consolidated Statements of Operations.

Impairment of Real Estate – We review our real estate portfolio, including land held for development or sale, to determine if the carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be supported by current assumptions. Impairment indicators include, but are not limited to, significant decreases in property net operating income, significant decreases in occupancy rates, the physical condition of the property and general economic conditions. In cases where we do not expect to recover our carrying costs, a loss is recorded as an impairment of real estate to the extent the carrying value exceeds fair value. Significant estimates are made in the determination of future undiscounted cash flows including historical and budgeted net operating income, estimated holding periods, risk of foreclosure and estimated cash proceeds received upon disposition of the asset. Determining fair value of real estate, if required, also involves significant judgments and estimates. Changes to these estimates made by management could affect whether or not an impairment charge would be required and/or the amount of impairment charges recognized.

Impairment of Unconsolidated Entities – We follow the accounting guidance for the equity method of accounting to determine if there has been an other-than-temporary decline in value of our investments in unconsolidated entities. We review our investments in unconsolidated entities for impairment whenever events or changes indicate that the fair value may be less than the carrying value of our investment. For our equity method real estate investments, a loss in value of an investment which is other-than-temporary is recognized as a component of equity in earnings (loss) of unconsolidated entities in our Consolidated Statements of Operations. This determination is based upon the length of time elapsed, severity of decline and other relevant facts and circumstances.

Variable Interest Entities – In accordance with accounting guidance on consolidation of variable interest entities ("VIE"), we consolidate a VIE in which we have a variable interest (or a combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, based on an assessment performed at the time we become involved with the entity. VIEs are entities in which the equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. We reconsider this assessment only if the entity's governing documents or the contractual arrangements among the parties involved change in a manner that changes the characteristics or adequacy of the entity's equity investment at risk, some or all of the equity investment is returned to the investors and other parties become exposed to expected losses of the entity, the entity undertakes additional activities or acquires additional assets beyond those that were anticipated at inception or at the last reconsideration date that increase its expected losses, or the entity receives an additional equity investment that is at risk, or curtails or modifies its activities in a way that decreases its expected losses. We may be subject to additional losses to the extent of any financial support that we voluntarily provide in the future. Additionally, if different estimates are applied in determining future cash flows, and how the cash flows are funded, we may have otherwise concluded on the consolidation method of an entity.

The determination of the consolidation method for each entity can change as reconsideration events occur. Expected results after the formation of an entity can vary, which could cause a change in the allocation to the partners. In addition, if we sell a property, sell our interest in a joint venture or enter into a new joint venture, the number of VIEs we are involved with could vary between quarters.

During the year ended January 31, 2010, we settled outstanding debt of one of our unconsolidated subsidiaries, *Gladden Farms II*, a land development project located in Marana, Arizona. In addition, we were informed of the outside partner's intention to discontinue any future funding into the project. As a result of the loan transaction and the related negotiations with the outside partner, it has been determined that *Gladden Farms II* is a VIE and we are the primary beneficiary, which required consolidation of the entity during the year ended January 31, 2010. The impact of the initial consolidation of *Gladden Farms II* is an increase in net real estate of approximately $21,643,000 and an increase in noncontrolling interests of approximately $5,010,000. Based on our determination of fair value, we recorded a gain of $1,774,000 upon consolidation of the entity that is recorded in interest and other income in the Consolidated Statements of Operations.

As of January 31, 2010, we determined that we were the primary beneficiary of 46 VIEs representing 34 properties (33 VIEs representing 22 properties in the Residential Group, 11 VIEs representing 10 properties in the Commercial Group and 2 VIEs/properties in the Land Development Group). The creditors of the consolidated VIEs do not have recourse to our general credit. As of January 31, 2010, we held variable interests in 46 VIEs for which we are not the primary beneficiary. The maximum exposure to loss as a result of our involvement with these unconsolidated VIEs is limited to our recorded investments in those VIEs totaling approximately $100,000,000 at January 31, 2010. Our VIEs consist of joint ventures that are engaged, directly or indirectly, in the ownership, development and management of office buildings, regional malls, specialty retail centers, apartment communities, military housing, supported-living communities, land development and The Nets.

The carrying value of real estate, nonrecourse mortgage debt and noncontrolling interests of VIEs for which we are the primary beneficiary are as follows:

	January 31,	
	2010	2009
	(in thousands)	
Real estate, net	**$ 2,016,000**	$ 1,602,000
Nonrecourse mortgage debt	**$ 1,584,000**	$ 1,237,000
Noncontrolling interest	**$ 41,000**	$ 63,000

In addition to the VIEs described above, we have also determined that we are the primary beneficiary of a VIE which holds collateralized borrowings of $29,000,000 (see the "Senior and Subordinated Debt" section of the MD&A) as of January 31, 2010.

Fiscal Year – The years 2009, 2008 and 2007 refer to the fiscal years ended January 31, 2010, 2009 and 2008, respectively.

Retrospective Adoption of Accounting Guidance for Convertible Debt Instruments

Effective February 1, 2009, we adopted the Financial Accounting Standards Board's ("FASB") accounting guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This accounting guidance required us to adjust the prior year financial statements to show retrospective application upon adoption. This accounting guidance requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. This accounting guidance changed the accounting treatment for our 3.625% Puttable Equity-Linked Senior Notes due October 2011 (the "2011 Notes"), which were issued in October 2006, by requiring the initial debt proceeds from the sale of the 2011 Notes to be allocated between a liability component and an equity component. This allocation is based upon what the assumed interest rate would have been on the date of issuance if we had issued similar nonconvertible debt. The resulting debt discount will be amortized over the debt instrument's expected life as additional non-cash interest expense. Due to the increase in interest expense, we recorded

additional capitalized interest based on our qualifying expenditures on our development projects. Deferred financing costs decreased related to the reallocation of the original issuance costs between the debt instrument and equity component and the gain recognized from the purchase of $15,000,000, in principal, of the 2011 Notes during the three months ended October 31, 2008 was adjusted to reflect the requirements of gain recognition under this accounting guidance (see the "Senior and Subordinated Debt" section of the MD&A).

The following tables reflect our as reported amounts along with the as adjusted amounts as a result of the retrospective adoption of this accounting guidance as of January 31, 2009 and for the years ended January 31, 2009 and 2008:

	January 31, 2009		
	As Reported	Retrospective Adjustments	As Adjusted
		(in thousands)	
Consolidated Balance Sheets			
Real estate, net	$ 9,212,834	$ 16,468	$ 9,229,302
Other assets	936,902	(631)	936,271
Senior and subordinated debt	870,410	(24,346)	846,064
Deferred income taxes	439,282	16,054	455,336
Additional paid-in capital	241,539	26,257	267,796
Retained earnings	645,852	(2,128)	643,724

	January 31, 2009			January 31, 2008		
	As Reported	Retrospective Adjustments	As Adjusted	As Reported	Retrospective Adjustments	As Adjusted
			(in thousands, except per share data)			
Consolidated Statements of Operations[(1)]						
Depreciation and amortization	$ 266,604	$ 181	$ 266,785	$ 227,113	$ 40	$ 227,153
Interest expense, net of capitalized interest	363,284	1,054	364,338	321,394	1,363	322,757
Loss (gain) on early extinguishment of debt	1,670	489	2,159	8,334	-	8,334
Deferred income tax loss (benefit)	(1,855)	(677)	(2,532)	14,074	(551)	13,523
Earnings (loss) from continuing operations	(108,653)	(1,047)	(109,700)	7,256	(852)	6,404
Net earnings (loss) attributable to Forest City Enterprises, Inc.	(112,200)	(1,047)	(113,247)	52,425	(852)	51,573
Net earnings (loss) attributable to Forest City Enterprises, Inc. per share - basic and diluted	(1.09)	(0.01)	(1.10)	0.51	(0.01)	0.50

(1) Adjusted to reflect the impact of discontinued operations (see the "Discontinued Operations" section of the MD&A) and the impact of noncontrolling interest.

Noncontrolling Interest

Interests held by partners in real estate partnerships consolidated by us are reflected in noncontrolling interest, previously referred to as minority interest, on the Consolidated Balance Sheets. Noncontrolling interest represents the noncontrolling partners' share of the underlying net assets of our consolidated subsidiaries. In December 2007, the FASB issued accounting guidance for noncontrolling interests and the objective of this accounting guidance is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. We adopted this accounting guidance on February 1, 2009 and adjusted our January 31, 2009 Consolidated Balance Sheet to reflect noncontrolling interest as a component of total equity. Included in the balance sheet reclass was $58,247,000 of accumulated deficit noncontrolling interest resulting from deficit restoration obligations of noncontrolling partners, previously recorded as a component of investments in and advances to affiliates. In addition, we reclassed noncontrolling interest on our Consolidated Statement of Operations for the years ended January 31, 2009 and 2008.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the FASB issued accounting guidance addressing whether instruments granted in share-based payment transactions are participating securities. This accounting guidance requires that nonvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents be treated as participating securities in the computation of earnings per share pursuant to the two-class method. This accounting guidance was effective for fiscal years beginning after December 15, 2008. We have adopted the new guidance for the year ended January 31, 2010 and have adjusted our computation of earnings per share for the years ended January 31, 2009 and 2008 to conform to the new guidance.

Results of Operations

We report our results of operations by each of our three strategic business units as we believe this provides the most meaningful understanding of our financial performance. In addition to our three strategic business units, we have two additional segments: The Nets and Corporate Activities.

Net Earnings (Loss) Attributable to Forest City Enterprises, Inc. – Net loss attributable to Forest City Enterprises, Inc. for the year ended January 31, 2010 was $30,651,000 versus $113,247,000 for the year ended January 31, 2009. Although we have substantial recurring revenue sources from our properties, we also enter into significant one-time transactions, which could create substantial variances in net earnings (loss) between periods. This variance to the prior year is primarily attributable to the following increases, which are net of tax and noncontrolling interest:

- $30,462,000 ($49,761,000, pre-tax) related to the 2009 gains on disposition of our unconsolidated investments in *Classic Residence by Hyatt* properties, supported-living apartments in Teaneck, New Jersey, Chevy Chase, Maryland and Yonkers, New York, *Clarkwood* and *Granada Gardens*, apartment communities in Warrensville Heights, Ohio and *Boulevard Towers*, an apartment community in Amherst, New York;

- $24,123,000 ($39,404,000, pre-tax, which includes $795,000 for unconsolidated entities) primarily related to the 2009 early extinguishment of nonrecourse mortgage debt at a consolidated retail project and *Gladden Farms,* a land development project located in Marana, Arizona and the gain on early extinguishment of debt on the exchange of a portion of our 2011 Notes for a new issue of puttable equity-linked senior notes due October 15, 2014 (see the "Puttable Equity-Linked Senior Notes due 2011" section of the MD&A);

- $13,620,000 ($22,247,000, pre-tax, which includes $304,000 for unconsolidated entities) of decreased write-offs of abandoned development projects in 2009 compared to 2008;

- $13,181,000 ($21,530,000, pre-tax) related to an increase in income recognized on the sale of state and federal Historic Preservation Tax Credits, Brownfield Tax Credits and New Market Tax Credits;

- $12,791,000 ($20,894,000, pre-tax) related to the change in fair market value of derivatives between the comparable periods, which was marked to market as a reduction of interest expense due to derivatives not qualifying for hedge accounting;

- $7,554,000 ($12,434,000, pre-tax) related to the reduction in fair value of the Denver Urban Renewal Authority ("DURA") purchase obligation and fee, that resulted from the Lehman Brothers, Inc. ("Lehman") bankruptcy in 2008;

- $6,732,000 ($10,996,000, pre-tax, which includes $770,000 for unconsolidated entities) related to a reinstatement by the United States Department of Housing and Urban Development of certain replacement reserves previously written off at four of our residential properties located in Michigan;

- $2,784,000 ($4,548,000, pre-tax) related the 2009 gain on disposition of *Grand Avenue*, a specialty retail center in Queens, New York;

- $2,203,000 ($3,599,000, pre-tax) related to a gain recognized in 2009 for insurance proceeds received related to fire damage of an apartment building in excess of the net book value of the damaged asset;

- $1,860,000 ($3,031,000, pre-tax) related to the 2008 participation payments on the refinancing of *350 Massachusetts Avenue*, an unconsolidated office building and *Jackson Building,* a consolidated office building, both located in Cambridge, Massachusetts;

- $1,467,000 ($2,396,000, pre-tax) related to the 2009 net gain on an industrial land sale at *Mesa del Sol* in Albuquerque, New Mexico; and

- $1,293,000 ($2,500,000, pre-tax decrease) related to a decrease in allocated losses from our equity investment in The Nets (see "The Nets" section of the MD&A).

These increases were partially offset by the following decreases, net of tax and noncontrolling interests:

- $30,677,000 ($50,110,000, pre-tax) related to the 2009 increase in impairment charges of consolidated (including discontinued properties) and unconsolidated entities;

- $6,717,000 ($9,426,000, pre-tax) primarily related to military housing fee income from the management and development of units in Hawaii, Illinois, Washington and Colorado;

- $8,159,000 ($13,297,000, pre-tax) related to the 2008 gains on disposition of two supported-living apartment communities, *Sterling Glen of Lynbrook,* in Lynbrook, New York and *Sterling Glen of Rye Brook,* in Rye Brook, New York;

- $2,448,000 ($3,998,000, pre-tax) related to the 2009 participation payment on the refinancing of *45/75 Sidney*;
- $2,417,000 ($3,978,000, pre-tax) related to the 2008 lease termination fee income at an office building in Cleveland, Ohio; and
- $2,035,000 ($3,350,000, pre-tax) related to the 2008 gain on the sale of an ownership interest in a parking management company.

Net loss attributable to Forest City Enterprises, Inc. for the year ended January 31, 2009 was ($113,247,000) versus net earnings attributable to Forest City Enterprises, Inc. of $51,573,000 for the year ended January 31, 2008. This variance to the prior year is primarily attributable to the following decreases, which are net of tax and noncontrolling interest:

- $64,604,000 ($105,287,000, pre-tax) related to the 2007 gains on disposition of *Landings of Brentwood*, a consolidated apartment community in Nashville, Tennessee and the following six consolidated supported-living apartment communities: *Sterling Glen of Bayshore* in Bayshore, New York, *Sterling Glen of Center City* in Philadelphia, Pennsylvania, *Sterling Glen of Darien* in Darien, Connecticut, *Sterling Glen of Forest Hills* in Forest Hills, New York, *Sterling Glen of Plainview* in Plainview, New York and *Sterling Glen of Stamford* in Stamford, Connecticut;
- $18,758,000 ($30,879,000, pre-tax) related to increased write-offs of abandoned development projects in 2008 compared to 2007. The increase primarily relates to the write-off at *Summit at Lehigh Valley*, a Commercial development project with a housing component in Allentown, Pennsylvania, of $13,069,000 ($21,513,000, pre-tax) in 2008;
- $17,920,000 ($20,111,000, pre-tax) related to an increase in allocated losses from our equity investment in The Nets (see "The Nets" section of the MD&A);
- $10,940,000 ($17,830,000, pre-tax) related to the 2007 net gain recognized in other income on the sale of *Sterling Glen of Roslyn,* a consolidated supported-living apartment community under construction in Roslyn, New York;
- $8,168,000 ($13,311,000, pre-tax) related to the 2007 gains on disposition of our unconsolidated investments in *University Park at MIT Hotel* in Cambridge, Massachusetts and *White Acres*, an apartment community in Richmond Heights, Ohio offset by the 2008 gains on disposition of our unconsolidated investments in *One International Place* and *Emery-Richmond*, office buildings in Cleveland, Ohio and Warrensville Heights, Ohio, respectively;
- $7,930,000 related to a cumulative effect of change in our effective tax rate during 2008;
- $7,554,000 ($12,434,000, pre-tax) related to the reduction in fair value of the DURA purchase obligation and fee, that resulted from the Lehman bankruptcy in 2008;
- $6,707,000 ($10,986,000, pre-tax) related to the 2008 increase in impairment charges of consolidated and unconsolidated entities;
- $5,611,000 ($9,237,000, pre-tax) related to the change in fair market value of derivatives between the comparable periods, which was marked to market through interest expense as a result of the derivatives not qualifying for hedge accounting; and
- $5,255,000 ($8,651,000, pre-tax) related to the 2008 increase in outplacement and severance costs related to involuntary employee separations.

These decreases were partially offset by the following increases, net of tax and noncontrolling interest:

- $13,924,000 ($18,197,000, pre-tax) primarily related to military housing fee income from the management and development of units in Hawaii, Illinois, Washington and Colorado;
- $8,159,000 ($13,297,000, pre-tax) related to the 2008 gains on disposition of *Sterling Glen of Lynbrook* and *Sterling Glen of Rye Brook*;
- $4,437,000 ($7,304,000 pre-tax) primarily related to the gain on early extinguishment of a portion of our puttable equity-linked senior notes due October 15, 2011 (see the "Puttable Equity-Linked Senior Notes" section of the MD&A) in 2008 as compared to the loss on early extinguishment of nonrecourse mortgage debt primarily at *Eleven MetroTech Center*, an office building in Brooklyn, New York, in order to secure more favorable financing terms and at *New York Times*, an office building in Manhattan, New York, in order to obtain permanent financing, both in 2007;
- $2,417,000 ($3,978,000, pre-tax) related to the 2008 lease termination fee income at an office building in Cleveland, Ohio; and
- $2,035,000 ($3,350,000, pre-tax) related to the 2008 gain on the sale of an ownership interest in a parking management company.

Summary of Segment Operating Results – The following tables present a summary of revenues from real estate operations, operating expenses, interest expense, equity in earnings (loss) of unconsolidated entities and impairment of unconsolidated entities by segment for the years ended January 31, 2010, 2009 and 2008, respectively. See discussion of these amounts by segment in the narratives following the tables.

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Revenues from Real Estate Operations			
Commercial Group	**$ 946,670**	$ 930,006	$ 847,816
Commercial Group Land Sales	**27,068**	36,777	76,940
Residential Group	**263,217**	279,939	259,460
Land Development Group	**20,267**	33,848	92,257
The Nets	**-**	-	-
Corporate Activities	**-**	-	-
Total Revenues from Real Estate Operations	**$ 1,257,222**	$ 1,280,570	$ 1,276,473
Operating Expenses			
Commercial Group	**$ 460,015**	$ 489,542	$ 435,374
Cost of Commercial Group Land Sales	**21,609**	17,062	54,888
Residential Group	**161,971**	177,219	180,789
Land Development Group	**33,119**	52,878	67,687
The Nets	**-**	-	-
Corporate Activities	**39,857**	44,097	41,635
Total Operating Expenses	**$ 716,571**	$ 780,798	$ 780,373
Interest Expense			
Commercial Group	**$ 239,308**	$ 254,298	$ 207,430
Residential Group	**27,962**	36,888	43,038
Land Development Group	**2,109**	(98)	118
The Nets	**-**	-	-
Corporate Activities	**80,891**	73,250	72,171
Total Interest Expense	**$ 350,270**	$ 364,338	$ 322,757
Equity in Earnings (Loss) of Unconsolidated Entities			
Commercial Group	**$ 6,657**	$ 6,896	$ 11,487
Gain on disposition of *One International Place*	**-**	881	-
Gain on disposition of *Emery-Richmond*	**-**	200	-
Gain on disposition of *University Park at MIT Hotel*	**-**	-	12,286
Residential Group	**2,969**	9,193	10,296
Gain on disposition of *Classic Residence by Hyatt* properties	**31,703**	-	-
Gain on disposition of *Clarkwood*	**6,983**	-	-
Gain on disposition of *Granada Gardens*	**6,577**	-	-
Gain on disposition of *Boulevard Towers*	**4,498**	-	-
Gain on disposition of *White Acres*	**-**	-	2,106
Land Development Group	**5,405**	9,519	5,245
The Nets	**(43,489)**	(40,989)	(20,878)
Corporate Activities	**-**	-	-
Total Equity in Earnings (Loss) of Unconsolidated Entities	**$ 21,303**	$ (14,300)	$ 20,542
Impairment of Unconsolidated Entities			
Commercial Group	**$ 10,521**	$ 9,193	$ -
Residential Group	**24,303**	9,443	8,269
Land Development Group	**1,532**	2,649	3,200
The Nets	**-**	-	-
Corporate Activities	**-**	-	-
Total Impairment of Unconsolidated Entities	**$ 36,356**	$ 21,285	$ 11,469

Commercial Group

Revenues from Real Estate Operations – Revenues from real estate operations for the Commercial Group, including the segment's land sales, increased by $6,955,000, or 0.7%, for the year ended January 31, 2010 compared to the same period in the prior year. The variance to the prior year is primarily attributable to the following increases:

- $21,831,000 related to new property openings as noted in the table below; and
- $2,829,000 related to increased revenues earned on a construction contract with the New York City School Construction Authority for the construction of a school at *Beekman*, a development project in Manhattan, New York. This represents a reimbursement of costs that is included in operating expenses discussed below.

These increases were partially offset by the following decreases:

- $9,709,000 related to decreases in commercial outlot land sales primarily at *South Bay Southern Center*, in Redondo Beach, California, *Short Pump Town Center* in Richmond, Virginia, *Promenade Bolingbrook* in Bolingbrook, Illinois, *White Oak Village* in Richmond, Virginia, *Orchard Town Center* in Westminster, Colorado and *Saddle Rock Village* in Aurora, Colorado, which were partially offset by increases in commercial outlot land sales at *Salt Lake City* in Utah and *Victoria Gardens* in Rancho Cucamonga, California; and
- $3,978,000 related to lease termination fee income in 2008 at an office building in Cleveland, Ohio that did not recur.

The balance of the remaining decrease of $4,018,000 was generally due to downward pressures on occupancies and rental rates primarily in the retail sector.

Revenues from real estate operations for the Commercial Group, including the segment's land sales, increased by $42,027,000, or 4.5%, for the year ended January 31, 2009 compared to the same period in the prior year. The variance to the prior year is primarily attributable to the following increases:

- $66,676,000 related to new property openings as noted in the table below;
- $5,288,000 related to increased revenues earned on a construction contract with the New York City School Construction Authority for the construction of a school at *Beekman*. This represents a reimbursement of costs that is included in operating expenses discussed below; and
- $3,978,000 related to lease termination fee income in 2008 at an office building in Cleveland, Ohio.

These increases were partially offset by the following decrease:

- $40,163,000 related to decreases in commercial outlot land sales primarily at *Promenade Bolingbrook*, *White Oak Village* and *Ridge Hill* in Yonkers, New York, which were partially offset by increases in commercial outlot land sales at *Short Pump Town Center* and *South Bay Southern Center*.

The balance of the remaining increase of $6,248,000 was generally due to fluctuations in mature properties.

Operating and Interest Expenses – Operating expenses decreased $24,980,000, or 4.9%, for the year ended January 31, 2010 compared to the same period in the prior year. The variance to the prior year is primarily attributable to the following decreases:

- $26,854,000 related to decreased write-offs of abandoned development projects in 2009 compared to 2008, which was primarily due to the 2008 write-off at *Summit at Lehigh Valley*; and
- $1,759,000 related to the 2008 participation payment on the refinancing at *Jackson Building*, an office building in Cambridge, Massachusetts that did not recur.

These decreases were partially offset by the following increases:

- $7,265,000 related to new property openings as noted in the table below;
- $4,547,000 related to increases in commercial outlot land sales primarily at *Salt Lake City* and *Victoria Gardens* which were partially offset by decreases in commercial outlot land sales at *Short Pump Town Center*, *Promenade Bolingbrook, White Oak Village*, *Orchard Town Center*, and *Saddle Rock Village;*
- $3,998,000 related to the 2009 participation payment on the refinancing of *45/75 Sidney Street*, an office building in Cambridge, Massachusetts; and

- $2,829,000 related to construction of a school at *Beekman*. These costs are reimbursed by the New York City School Construction Authority and are included in revenues from real estate operations discussed above.

The balance of the remaining decrease of $15,006,000 was generally due to cost reduction activities within the Commercial Group relating to direct property expenses and general operating activities.

Operating expenses increased $16,342,000, or 3.3%, for the year ended January 31, 2009 compared to the same period in the prior year. The variance to the prior year is primarily attributable to the following increases:

- $26,978,000 related to write-offs of abandoned development projects, primarily at *Summit at Lehigh Valley*;
- $18,335,000 related to new property openings as noted in the table below;
- $5,288,000 related to construction of a school at *Beekman*. These costs are reimbursed by the New York City School Construction Authority and are included in revenues from real estate operations discussed above; and
- $1,759,000 related to a participation payment on the refinancing at *Jackson Building*.

These increases were partially offset by the following decrease:

- $37,826,000 related to decreases in commercial outlot land sales primarily at *Promenade Bolingbrook, White Oak Village* and *Ridge Hill*, which were partially offset by increases in commercial outlot land sales at *Short Pump Town Center* and *Saddle Rock Village*.

The balance of the remaining increase of $1,808,000 was generally due to fluctuations in mature properties and general operating activities.

Interest expense for the Commercial Group decreased by $14,990,000, or 5.9%, for the year ended January 31, 2010 compared to the same period in the prior year. Interest expense for the Commercial Group increased by $46,868,000, or 22.6%, during the year ended January 31, 2009 compared to the same period in the prior year. Approximately $19,325,000 of the decrease and $7,380,000 of the increase for the years ended January 31, 2010 and 2009, respectively, represents the change in fair value of a forward swap related to an unconsolidated property that is marked to market through interest expense. The remaining increases are primarily attributable to the openings of the properties listed in the table below.

The following table presents the increases in revenues and operating expenses incurred by the Commercial Group for newly-opened properties for the year ended January 31, 2010 compared to the same period in the prior year:

				Year Ended January 31, 2010 vs. 2009	
Property	**Location**	**Quarter/Year Opened**	**Square Feet**	**Revenues from Real Estate Operations**	**Operating Expenses**
				(in thousands)	
Retail Centers:					
Promenade at Temecula Expansion	Temecula, California	Q1-2009	127,000	$ 1,281	$ 568
White Oak Village	Richmond, Virginia	Q3-2008	843,000	5,256	1,487
Shops at Wiregrass	Tampa, Florida	Q3-2008	734,000	10,524	4,121
Orchard Town Center	Westminster, Colorado	Q1-2008	1,018,000	2,797	563
Office Building:					
Johns Hopkins – 855 North Wolfe Street	East Baltimore, Maryland	Q1-2008	279,000	1,973	526
Total				$ 21,831	$ 7,265

The following table presents the increases in revenues and operating expenses incurred by the Commercial Group for newly-opened/acquired properties for the year ended January 31, 2009 compared to the same period in the prior year:

Property	Location	Quarter/Year Opened	Square Feet	Year Ended January 31, 2009 vs. 2008 Revenues from Real Estate Operations	Operating Expenses
				(in thousands)	
Retail Centers:					
White Oak Village	Richmond, Virginia	Q3-2008	843,000	$ 2,227	$ 927
Shops at Wiregrass	Tampa, Florida	Q3-2008	734,000	2,187	1,654
Orchard Town Center	Westminster, Colorado	Q1-2008	1,018,000	5,570	3,935
Victoria Gardens-Bass Pro	Rancho Cucamonga, California	Q2-2007	180,000	1,038	422
Promenade Bolingbrook	Bolingbrook, Illinois	Q1-2007	771,000	5,149	1,238
Office Buildings:					
Johns Hopkins – 855 North Wolfe Street	East Baltimore, Maryland	Q1-2008	279,000	5,729	2,592
New York Times	Manhattan, New York	Q3-2007	738,000	38,548	4,568
Richmond Office Park	Richmond, Virginia	Q2-2007 (1)	568,000	5,492	1,669
Illinois Science and Technology Park-Building Q	Skokie, Illinois	Q1-2007	161,000	736	1,330
Total				**$ 66,676**	**$ 18,335**

(1) Acquired property.

Comparable occupancy for the Commercial Group is 90.1% and 90.3% for retail and office, respectively, as of January 31, 2010 compared to 89.7% and 89.9%, respectively, as of January 31, 2009. Retail and office occupancy as of January 31, 2010 and 2009 is based on square feet leased at the end of the fiscal quarter. Comparable occupancy relates to properties opened and operated in both the years ended January 31, 2010 and 2009. Average occupancy for hotels for the year ended January 31, 2010 is 69.1% compared to 68.8% for the year ended January 31, 2009.

As of January 31, 2010, the average base rent per square feet expiring for retail and office leases is $26.41 and $30.93, respectively, compared to $26.60 and $30.82, respectively, as of January 31, 2009. Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases. The average daily rate ("ADR") for our hotel portfolio is $140.01 and $146.26 for the years ended January 31, 2010 and 2009, respectively. ADR is an operating statistic and is calculated by dividing revenue by the number of rooms sold for all hotels that were open and operating for both the years ended January 31, 2010 and 2009.

Residential Group

Revenues from Real Estate Operations – Included in revenues from real estate operations is fee income related to the development and construction management related to our military housing projects. Military housing fee income and related operating expenses may vary significantly from period to period based on the timing of development and construction activity at each applicable project. Revenues from real estate operations for the Residential Group decreased by $16,722,000, or 6.0%, during the year ended January 31, 2010 compared to the prior year. The variance is primarily attributable to the following decrease:

- $50,668,000 related to military housing fee income from development and management of military housing units located primarily on the islands of Oahu and Kauai, Hawaii, Chicago, Illinois, Seattle, Washington, and Colorado Springs, Colorado (see the "Military Housing Fee Revenues" section below for further details).

This decrease was partially offset by the following increases:

- $14,000,000 related to the land sale and related development opportunity in Mamaroneck, New York;
- $6,578,000 related to the cancellation of a net leasing arrangement whereby we assumed the operations from the lessee at *Forest Trace* in Lauderhill, Florida;
- $6,321,000 related to insurance premiums earned from an owner's controlled insurance program; and
- $5,538,000 related to new property openings and acquired properties as noted in the table below.

The balance of the remaining increase of $1,509,000 was primarily due to third-party management fees and other miscellaneous fluctuations.

Revenues from real estate operations for the Residential Group increased by $20,479,000, or 7.9%, during the year ended January 31, 2009 compared to the same period in the prior year. This variance is primarily attributable to the following increases:

- $14,589,000 related to military housing fee income from development and management of military housing units located primarily on the islands of Oahu and Kauai, Hawaii, Chicago, Illinois, Seattle, Washington, and Colorado Springs, Colorado (see the "Military Housing Fee Revenues" section below for further details);

- $4,777,000 related to new property openings and acquired property as noted in the table below;

- $4,750,000 primarily related to an increase in rents and occupancies at the following properties: *Sky 55* in Chicago, Illinois, *100 Landsdowne Street* in Cambridge, Massachusetts, *Ashton Mill* in Cumberland, Rhode Island, *Oceanpointe Towers* in Long Branch, New Jersey, *Midtown Towers* in Parma, Ohio, *Lenox Park* in Silver Spring, Maryland, *Pavilion* in Chicago, Illinois, and *101 San Fernando* in San Jose, California; and

- $2,449,000 related to the change to the full consolidation method of accounting from equity method at *Village Center* in Detroit, Michigan and *Independence Place I* in Parma Heights, Ohio.

These increases were partially offset by the following decreases:

- $4,893,000 related to the net leasing arrangements whereby we receive fixed rental income in exchange for the operations of certain supported-living apartment properties which were retained by the lessee (see the "Discontinued Operations" section of the MD&A); and

- $1,920,000 primarily related to decreases in occupancy at the following properties: *Emerald Palms* in Miami, Florida, *Heritage* in San Diego, California, and *Museum Towers* and *One Franklintown,* both of which are in Philadelphia, Pennsylvania.

The balance of the remaining increase of approximately $727,000 was generally due to fluctuations in other mature properties.

Operating and Interest Expenses – Operating expenses for the Residential Group decreased by $15,248,000, or 8.6%, during the year ended January 31, 2010 compared to the prior year. This variance is primarily attributable to the following decreases:

- $31,358,000 related to management expenditures associated with military housing fee revenues; and

- $10,226,000 related to a reinstatement by the United States Department of Housing and Urban Development of certain replacement reserves previously written off at three of our residential properties located in Michigan.

These decreases were partially offset by the following increases:

- $14,000,000 related to the cost of the land sale and related development opportunity in Mamaroneck, New York;

- $9,404,000 related to the assignment of the net lease arrangement with *Forest Trace;*

- $3,998,000 related to insurance expenses associated with an owner's controlled insurance program;

- $3,988,000 related to new property openings and acquired properties as noted in the table below; and

- $1,530,000 related to write-offs of abandoned development projects.

The balance of the remaining decrease of $6,584,000 was generally due to cost reduction activities within the Residential Group relating to direct property expenses and general operating activities.

Operating expenses for the Residential Group decreased by $3,570,000, or 2.0% during the year ended January 31, 2009 compared to the same period in the prior year. This variance is primarily attributable to the following decreases:

- $5,400,000 related to the net lease arrangements whereby we receive fixed rental income in exchange for the operations of certain supported-living apartment properties which were retained by the lessee (see the "Discontinued Operations" section of the MD&A);

- $5,292,000 related to reduced payroll costs and specific cost reduction activities; and

- $4,892,000 related to management expenditures associated with military housing fee revenues.

These decreases were partially offset by the following increases:

- $6,608,000 related to new property openings and an acquired property as noted in the table below;
- $6,146,000 related to write-offs of abandoned development projects; and
- $1,593,000 related to the change to the full consolidation method of accounting from the equity method at *Village Center* and *Independence Place I.*

The balance of the remaining decrease of approximately $2,333,000 was generally due to fluctuations in mature properties and general operating activities.

Interest expense for the Residential Group decreased by $8,926,000 or 24.2% during the year ended January 31, 2010 and $6,150,000, or 14.3%, during the year ended January 31, 2009 compared to the same periods in the prior years primarily as a result of decreased variable interest rates partially offset by increases related to the opening and acquisitions of the properties listed in the below table.

The following table presents the increases in revenues and operating expenses incurred by the Residential Group for newly-opened/acquired properties for the year ended January 31, 2010 compared to the same period in the prior year:

				Year Ended January 31, 2010 vs. 2009	
Property	**Location**	**Quarter/Year Opened**	**Units**	**Revenues from Real Estate Operations**	**Operating Expenses**
				(in thousands)	
80 DeKalb	Brooklyn, New York	Q4-2009 (1)	365	$ 61	$ 1,251
North Church Towers	Parma Heights, Ohio	Q3-2009 (2)	399	942	604
Hamel Mill Lofts	Haverhill, Massachusetts	Q4-2008 (1)	305	765	1,303
Lucky Strike	Richmond, Virginia	Q1-2008	131	918	226
Mercantile Place on Main	Dallas, Texas	Q1-2008/Q4-2008	366	2,852	604
Total				**$ 5,538**	**$ 3,988**

(1) Property to open in phases.
(2) Acquired property

The following table presents the increases in revenues and operating expenses incurred by the Residential Group for newly-opened/acquired properties for the year ended January 31, 2009 compared to the same period in the prior year:

				Year Ended January 31, 2009 vs. 2008	
Property	**Location**	**Quarter/Year Opened**	**Units**	**Revenues from Real Estate Operations**	**Operating Expenses**
				(in thousands)	
Hamel Mill Lofts	Haverhill, Massachusetts	Q4-2008 (1)	305	$ 23	$ 559
Lucky Strike	Richmond, Virginia	Q1-2008	131	592	426
Mercantile Place on Main	Dallas, Texas	Q1-2008/Q4-2008	366	558	3,195
Wilson Building	Dallas, Texas	Q4-2007 (2)	143	1,859	1,426
Cameron Kinney	Richmond, Virginia	Q2-2007 (2)	259	509	344
Botanica II	Denver, Colorado	Q2-2007	154	1,236	658
Total				**$ 4,777**	**$ 6,608**

(1) Property to open in phases.
(2) Acquired property.

Comparable average occupancy for the Residential Group is 92.2% and 93.1% for the years ended January 31, 2010 and 2009, respectively. Average residential occupancy for the years ended January 31, 2010 and 2009 is calculated by dividing gross potential rent less vacancy by gross potential rent. Comparable average occupancy relates to properties opened and operated in both the years ended January 31, 2010 and 2009.

Comparable net rental income ("NRI") for our Residential Group was 90.2% and 92.3% for the years ended January 31, 2010 and 2009, respectively. NRI is an operating statistic that represents the percentage of potential rent received after deducting vacancy and rent concessions from gross potential rent.

Military Housing Fee Revenues – Revenues for development fees related to our military housing projects are earned based on a contractual percentage of the actual development costs incurred by the military housing projects and are recognized on a monthly basis as the costs are incurred. We also recognize additional development incentive fees upon successful completion of certain criteria, such as incentives to realize development cost savings, encourage small and local business participation, comply with specified safety standards and other project management incentives as specified in the development agreements. Base development and development incentive fees of $14,030,000, $62,180,000 and $56,045,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Revenues for construction management fees are earned based on a contractual percentage of the actual construction costs incurred by the military housing projects and are recognized on a monthly basis as the costs are incurred. We also recognize certain construction incentive fees based upon successful completion of certain criteria as set forth in the construction contracts. Base construction and incentive fees of $9,857,000, $13,505,000 and $10,012,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Revenues for property management and asset management fees are earned based on a contractual percentage of the annual net rental income and annual operating income, respectively, that is generated by the military housing privatization projects as defined in the agreements. We also recognize certain property management incentive fees based upon successful completion of certain criteria as set forth in the property management agreements. Property management, management incentive and asset management fees of $15,448,000, $14,318,000 and $9,357,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Land Development Group

Revenues from Real Estate Operations – Land sales and the related gross margins vary from period to period depending on the timing of sales and general market conditions relating to the disposition of significant land holdings. Our land sales have been impacted by slowing demand from home buyers in certain core markets for the land business, reflecting conditions throughout the housing industry. Revenues from real estate operations for the Land Development Group decreased by $13,581,000 for the year ended January 31, 2010 compared to the prior year. This variance is primarily attributable to the following decreases:

- $6,556,000 related to lower land sales at *Prosper* in Prosper, Texas, *Tangerine Crossing* in Tucson, Arizona and *Legacy Lakes* in Aberdeen, North Carolina, combined with several smaller decreases in land/unit sales at other land development properties;
- $6,051,000 related to lower land sales at *Summers Walk* in Davidson, North Carolina; and
- $3,935,000 primarily related to reduced fee income and profit participation due to lower home sales at *Stapleton* in Denver, Colorado.

These decreases were partially offset by the following increase:

- $2,961,000 related to higher land sales primarily at *Gladden Farms* in Marana, Arizona and *Creekstone* in Copley, Ohio, combined with several smaller increases in land sales at other land development projects.

Revenues from real estate operations for the Land Development Group decreased by $58,409,000 for the year ended January 31, 2009 compared to the prior year. This variance is primarily attributable to the following decreases:

- $34,899,000 related to lower land sales at *Stapleton*;
- $7,596,000 related to lower land sales at *Mill Creek* in York County, South Carolina;
- $5,792,000 related to lower land sales at *Tangerine Crossing*;
- $5,222,000 related to lower land sales at *Prosper*;
- $1,972,000 related to lower land sales at *Sugar Chestnut* in North Ridgeville, Ohio;
- $1,560,000 related to lower land sales at *Bratenahl Subdivision* in Bratenahl, Ohio; and

- $4,546,000 related to lower land sales primarily at *Wheatfield Lakes* in Wheatfield, New York and *Creekstone* and lower unit sales at *Rockport Square* in Lakewood, Ohio, combined with several smaller decreases in land sales at other land development projects.

These decreases were partially offset by the following increases:

- $2,458,000 related to higher land sales at *Summers Walk*; and
- $720,000 related to higher land sales primarily at *Legacy Lakes,* combined with several smaller increases in land sales at other land development projects.

Operating and Interest Expenses – Operating expenses decreased by $19,759,000 for the year ended January 31, 2010 compared to the same period in the prior year. This variance is primarily attributable to the following decreases:

- $17,568,000 at *Stapleton* primarily related to the $13,816,000 reduction in fair value of the DURA purchase obligation and fee, that resulted from the Lehman Brothers, Inc. bankruptcy in 2008 (see the "Other Structured Financing Arrangements" section of the MD&A) along with reduced payroll costs and specific cost reduction activities;
- $5,944,000 primarily related to lower land sales at *Prosper, Tangerine Crossing* and *Legacy Lakes*, combined with several smaller decreases in land sales at other land development projects along with reduced payroll costs and specific cost reduction activities; and
- $3,862,000 related to lower land sales at *Summers Walk.*

These decreases were partially offset by the following increases:

- $5,115,000 primarily related to higher land sales at *Gladden Farms* and *Creekstone,* combined with several smaller increases in land sales at other land development projects; and
- $2,500,000 legal settlement related to a former joint venture.

Operating expenses decreased by $14,809,000 for the year ended January 31, 2009 compared to the same period in the prior year. This variance is primarily attributable to the following decreases:

- $17,824,000 at *Stapleton* primarily related to lower land sales;
- $4,719,000 related to lower land sales at *Mill Creek*;
- $3,533,000 related to lower land sales at *Tangerine Crossing*;
- $1,168,000 related to lower unit sales at *Rockport Square*; and
- $4,573,000 primarily related to lower land sales at *Wheatfield Lakes, Monarch Grove* in Lorain, Ohio and *Sugar Chestnut,* combined with several smaller decreases in land sales at other land development projects.

These decreases were partially offset by the following increases:

- $13,816,000 ($12,434,000, net of noncontrolling interest) at *Stapleton* related to the reduction in fair value of the DURA purchase obligation and fee (see the "Other Structured Financing Arrangements" section of the MD&A);
- $1,348,000 related to higher land sales at *Summers Walk*; and
- $1,844,000 primarily related to higher land sales at *Legacy Lakes,* combined with several smaller increases in land sales at other land development projects.

Interest expense increased by $2,207,000 for the year ended January 31, 2010 compared to the prior year. Interest expense decreased by $216,000 for the year ended January 31, 2009 compared to the prior year. Interest expense varies from year to year depending on the level of interest-bearing debt within the Land Development Group.

The Nets

Our equity investment in The Nets incurred a pre-tax loss of $43,489,000, $40,989,000 and $20,878,000 for the years ended January 31, 2010, 2009 and 2008, respectively, representing an increase in allocated losses of $2,500,000 and $20,111,000 compared to the respective prior year. For the years ended January 31, 2010, 2009 and 2008, we recognized approximately 68%, 54% and 25% of the net loss, respectively, because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of The Nets. For the year ended January 31, 2010, we recognized a higher share of the loss than prior years because of the distribution priorities among members and because we advanced capital to fund operating losses. While these capital advances receive certain preferential capital treatment, generally accepted accounting principles require us to report losses, including significant non-cash losses resulting from amortization, in excess of our legal ownership of approximately 23%. Under certain facts and circumstances, generally accepted accounting principles may require losses to be recognized in excess of the basis in the equity investment. At January 31, 2010, we had recognized $333,000 of losses in excess of our investment basis.

Included in the losses for the years ended January 31, 2010, 2009 and 2008 are approximately $14,517,000, $20,862,000 and $10,556,000, respectively, of amortization, at our share, of certain assets related to the purchase of the team. The remainder of the losses substantially relate to the operations of the team. The team is expected to operate at a loss in 2010 and will require additional capital from its members to fund the operating losses.

Corporate Activities

Operating and Interest Expenses – Operating expenses for Corporate Activities decreased by $4,240,000 for the year ended January 31, 2010 compared to the prior year. The decrease was primarily related to a decrease in charitable contributions of $1,976,000 and other general corporate expenses, commensurate with cost saving initiatives.

Operating expenses increased by $2,462,000 for the year ended January 31, 2009 compared to the prior year. The increase was primarily related to company-wide severance and outplacement expenses of $8,651,000 offset by decreases in payroll and related benefits of $5,412,000 and stock-based compensation of $818,000, with the remaining difference attributable to general corporate expenses.

Interest expense for Corporate Activities consists primarily of interest expense on the senior notes and the bank revolving credit facility, excluding the portion allocated to the Land Development Group (see the "Financial Condition and Liquidity" section of the MD&A). Interest expense increased by $7,641,000 for the year ended January 31, 2010 compared to the prior year, as a result of interest expense related to corporate interest rate swaps due to a reduction in the LIBOR rate, additional interest expense on senior notes issued during the year ended January 31, 2010, and the bank revolving credit facility due to increased borrowings.

Interest expense increased by $1,079,000 for the year ended January 31, 2009 compared to the prior year, primarily related to unfavorable mark to market adjustments on corporate derivative instruments, offset by a decrease in bank revolving credit interest expense due to lower variable interest rates.

Other Activity

The following items are discussed on a consolidated basis.

Interest and Other Income

For the years ended January 31, 2010, 2009 and 2008, we recorded interest and other income of $54,005,000, $42,417,000 and $73,265,000, respectively. The increase of $11,588,000 for the year ended January 31, 2010 compared to the prior year is primarily due to the following increases: $21,530,000 related to the income recognition on the sale of state and federal Historic Preservation Tax Credits, Brownfield Tax Credits and New Market Tax Credits and a gain recognized in 2009 of $3,599,000 related to insurance proceeds received due to fire damage at an apartment building in excess of the net book value of the damaged asset. These increases were partially offset by the following decreases: $4,546,000 related to the income earned on the DURA purchase obligation and fee in 2008 that did not recur (see the "Other Structured Financing Arrangements" section of the MD&A), $3,350,000 related to the 2008 gain on the sale of an ownership interest in a parking management company and $1,838,000 related to interest income earned on two total rate of return swaps, one of which was terminated in September 2009. The remaining decrease is generally due to lower interest earned on our cash and restricted cash balances maintained with financial institutions. The decrease of $30,848,000 for the year ended January 31, 2009 compared to the prior year is primarily due to the following decreases: $17,830,000 related to the 2007 gain on disposition of *Sterling Glen of Roslyn*, $3,472,000 related to the income earned on the DURA purchase obligation and fee (see the "Other Structured Financing Arrangements" section of the MD&A) and $1,846,000 related to interest income earned by Stapleton Land, LLC on an interest rate swap related to the $75,000,000 tax increment financing bonds which matured in 2007. These decreases were partially offset by an increase of $3,350,000 related to the 2008 gain on the sale of an ownership interest in a parking management company.

Equity in Earnings (Loss) of Unconsolidated Entities (also see the "Impairment of Unconsolidated Entities" section of the MD&A)

Equity in earnings of unconsolidated entities was $21,303,000 for the year ended January 31, 2010 and equity in loss of unconsolidated entities was ($14,300,000) for the year ended January 31, 2009, representing an increase of $35,603,000. The variance is primarily attributable to the following increases that occurred within our equity method investments:

- Commercial Group
  - $1,272,000 related to the 2008 participation payment on the refinancing at *350 Massachusetts Avenue*, an office building located in Cambridge, Massachusetts.
- Residential Group
  - $31,703,000 related to the 2009 gain on disposition of our partnership interest in three *Classic Residence by Hyatt* properties, supported-living apartment communities located in Teaneck, New Jersey, Chevy Chase, Maryland, and Yonkers, New York;
  - $6,983,000 related to the 2009 gain on disposition of our partnership interest in *Clarkwood,* an apartment community located in Warrensville Heights, Ohio;
  - $6,577,000 related to the 2009 gain on disposition of our partnership interest in *Granada Gardens,* an apartment community located in Warrensville Heights, Ohio; and
  - $4,498,000 related to the 2009 gain on disposition of our partnership interest in *Boulevard Towers,* an apartment community in Amherst, New York.
- Land Development Group
  - $2,396,000 related to the 2009 net gain on an industrial land sale at *Mesa Del Sol* in Albuquerque, New Mexico; and
  - $1,874,000 related to the 2009 gain on early extinguishment of nonrecourse mortgage debt at *Shamrock Business Center* in Painesville, Ohio.

These increases were partially offset by the following decreases:

- Commercial Group
  - $2,330,000 related to decreased occupancy and property reassessment resulting in significantly higher real estate taxes in 2009 at *San Francisco Centre,* a regional mall in San Francisco, California;
  - $1,235,000 related to lower hotel revenues in 2009 at the *Westin Convention Center* in Pittsburgh, Pennsylvania; and
  - $1,081,000 related to the 2008 gains on disposition of our partnership interests in *One International Place* and *Emery-Richmond,* office buildings in Cleveland, Ohio and Warrensville Heights, Ohio, respectively.
- Residential Group
  - $3,524,000 primarily related to lease-up losses at *Uptown Apartments,* an apartment community in Oakland, California;
  - $1,273,000 primarily related to military housing fee income from the management and development of units in Hawaii, Illinois, Washington and Colorado; and
  - $953,000 related to the 2009 loss on early extinguishment of nonrecourse mortgage debt at *Bayside Village,* an apartment community in San Francisco, California.
- Land Development Group
  - $6,763,000 related to decreased sales at *Central Station* in Chicago, Illinois.
- The Nets
  - $2,500,000 related to an increase in our share of the loss in The Nets (see "The Nets" section of the MD&A).

The balance of the remaining decrease of $41,000 was due to fluctuations in the operations of our equity method investments.

Equity in loss of unconsolidated entities was ($14,300,000) for the year ended January 31, 2009 and equity in earnings of unconsolidated entities was $20,542,000 for the year ended January 31, 2008, representing a decrease of $34,842,000. The variance is primarily attributable to the following decreases that occurred within our equity method investments:

- Commercial Group
  - $12,286,000 related to the 2007 gain on disposition of our partnership interest in *University Park at MIT Hotel*, located in Cambridge, Massachusetts; and
  - $1,272,000 related to the 2008 participation payment on the refinancing at *350 Massachusetts Avenue*, an office building located in Cambridge, Massachusetts.
- Residential Group
  - $2,106,000 related to the 2007 gain on disposition of our partnership interest in *White Acres*, an apartment community located in Richmond Heights, Ohio.
- Land Development Group
  - $2,925,000 related to decreased land sales at *Gladden Farms II* in Marana, Arizona.
- The Nets
  - $20,111,000 related to an increase in our share of the loss in The Nets (see "The Nets" section of the MD&A).

These decreases were partially offset by the following increases:

- Commercial Group
  - $1,081,000 related to the 2008 gains on disposition of our partnership interests in *One International Place* and *Emery-Richmond*, respectively.
- Land Development Group
  - $3,010,000 related to increased sales at *Central Station*; and
  - $1,649,000 related to increased land sales at various land development projects in San Antonio, Texas.

The balance of the remaining decrease of $1,882,000 was due to fluctuations in the operations of our equity method investments.

Amortization of Mortgage Procurement Costs

We amortize mortgage procurement costs on a straight-line basis over the life of the related nonrecourse mortgage debt, which approximates the effective interest method. For the years ended January 31, 2010, 2009 and 2008, we recorded amortization of mortgage procurement costs of $13,974,000, $12,029,000 and $11,181,000, respectively. Amortization of mortgage procurement costs increased $1,945,000 and $848,000 for the years ended January 31, 2010 and 2009, respectively, compared to the same periods in the prior years.

Gain (Loss) on Early Extinguishment of Debt

For the years ended January 31, 2010, 2009 and 2008 we recorded $36,569,000, ($2,159,000) and ($8,334,000), respectively, as gain (loss) on early extinguishment of debt. The amounts for the year ended January 31, 2010 include a $24,219,000 gain on early extinguishment of nonrecourse mortgage debt at a retail project, a $9,466,000 gain on early extinguishment of nonrecourse mortgage debt at *Gladden Farms*, a land development project located in Marana, Arizona and a $4,683,000 gain related to the exchange of a portion of our 2011 Notes for a new issue of 2014 Notes (see the "Puttable Equity-Linked Senior Notes due 2011" section of the MD&A). These gains were partially offset by a charge to early extinguishment of debt as a result of the payment of $20,400,000 in redevelopment bonds by a consolidated wholly-owned subsidiary of ours (see the "Subordinated Debt" section of the MD&A).

For the year ended January 31, 2009, the loss represents the impact of early extinguishment of nonrecourse mortgage debt at *Galleria at Sunset*, a regional mall located in Henderson, Nevada, *1251 S. Michigan* and *Sky55*, apartment communities located in Chicago, Illinois, and *Grand Lowry Lofts*, an apartment community located in Denver, Colorado, in order to secure more favorable financing terms. These charges were offset by gains on the early extinguishment of a portion of our 2011 Notes (see the "Puttable Equity-Linked Senior Notes" section of the MD&A) and on the early extinguishment of the Urban Development Action Grant loan at *Post Office Plaza*, an office building located in Cleveland, Ohio. For the year ended January 31, 2008, the loss primarily represents the impact of early extinguishment of nonrecourse mortgage debt at *Northern Boulevard* and *Columbia Park Center*, specialty retail centers located in Queens, New York and North Bergen, New Jersey, respectively, and *Eleven MetroTech Center*, an office building located in Brooklyn, New York and the early extinguishment of borrowings at *101 San Fernando*, an apartment community located in San Jose, California, in order to secure more favorable financing terms. The loss for the year ended January 31, 2008 also includes the impact of early extinguishment of the construction loan at *New York Times*, an office building located in Manhattan, New York, in order to obtain permanent financing, as well as the costs associated with the disposition of *Landings of Brentwood*, a consolidated apartment community in Nashville, Tennessee, which was sold during the year ended January 31, 2008 (see the "Discontinued Operations" section of the MD&A).

Impairment of Real Estate

We review our real estate portfolio, including land held for development or sale, for impairment whenever events or changes indicate that our carrying value of the long-lived assets may not be recoverable. In cases where we do not expect to recover our carrying costs, an impairment charge is recorded in accordance with accounting guidance on the impairment of long-lived assets. We recorded an impairment of certain real estate assets in continuing operations of $26,526,000, $1,262,000 and $102,000 for the years ended January 31, 2010, 2009 and 2008, respectively. In addition, included in discontinued operations is an impairment of real estate for two properties that were sold during the year ended January 31, 2010 (see the "Discontinued Operations" section of the MD&A). These impairments represent a write down to the estimated fair value due to a change in events, such as a purchase offer and/or consideration of current market conditions related to the estimated future cash flows.

In order to determine whether the long-lived asset carrying costs are recoverable from estimated future undiscounted cash flows, we use various assumptions that include historical and budgeted net operating income, estimated holding periods, risk of foreclosure and estimated cash proceeds received upon the disposition of the asset. Our assumptions were based on the most current information available at January 31, 2010. If the conditions mentioned above continue to deteriorate, or if our plans regarding our assets change, it could result in additional impairment charges in the future.

The following table summarizes our impairment of real estate for the years ended January 31, 2010, 2009 and 2008, which are included in the Consolidated Statements of Operations.

		Years Ended January 31,		
		2010	2009	2008
			(in thousands)	
Saddle Rock Village (Specialty Retail Center)	(Aurora, Colorado)	**$ 13,179**	$ -	$ -
101 San Fernando (Apartment Community)	(San Jose, California)	**4,440**	-	-
Land Projects:				
Gladden Farms	(Marana, Arizona)	**2,985**	-	-
Tangerine Crossing	(Tucson, Arizona)	**905**	-	-
Romence Village (Investment in triple net lease property)	(Portage, Michigan)	**3,552**	-	-
Residential development property sold in February 2009	(Mamaroneck, New York)	**1,124**	1,262	-
Other		**341**	-	102
		$ 26,526	$ 1,262	$ 102

Impairment of Unconsolidated Entities

We review our portfolio of unconsolidated entities for other-than-temporary impairments whenever events or changes indicate that our carrying value in the investments may be in excess of fair value. An equity method investment's value is impaired only if management's estimate of its fair value is less than the carrying value and such difference is deemed to be other-than-temporary. In order to arrive at the estimates of fair value of our unconsolidated entities, we use varying assumptions that may include comparable sale prices, market discount rates, market capitalization rates and estimated future discounted cash flows specific to the geographic region and property type, which are considered to be Level 3 inputs under accounting guidance related to estimating fair value.

The following table summarizes our impairment of unconsolidated entities during the years ended January 31, 2010, 2009 and 2008, which are included in the Consolidated Statements of Operations.

		Years Ended January 31,		
		2010	2009	2008
			(in thousands)	
Apartment Communities:				
Millender Center	(Detroit, Michigan)	**$ 10,317**	$ -	$ -
Uptown Apartments	(Oakland, California)	**6,781**	-	-
Metropolitan Lofts	(Los Angeles, California)	**2,505**	-	-
Residences at University Park	(Cambridge, Massachusetts)	**855**	-	-
Fenimore Court	(Detroit Michigan)	**693**	-	-
Mercury (Condominium)	(Los Angeles, California)	**-**	8,036	8,269
Classic Residence by Hyatt (Supported-Living Apartments)	(Yonkers, New York)	**3,152**	1,107	-
Advent Solar (Office Building)	(Albuquerque, New Mexico)	**1,693**	-	-
Specialty Retail Centers:				
Southgate Mall	(Yuma, Arizona)	**1,611**	1,356	-
El Centro Mall	(El Centro, California)	**-**	2,030	-
Coachella Plaza	(Coachella, California)	**-**	1,870	-
Pittsburgh Peripheral (Commercial Group Land Project)	(Pittsburgh, Pennsylvania)	**7,217**	3,937	-
Mixed-Use Land Development:				
Shamrock Business Center	(Painesville, Ohio)	**1,150**	-	-
Palmer	(Manatee County, Florida)	**-**	1,214	-
Cargor VI	(Manatee County, Florida)	**-**	892	-
Old Stone Crossing at Caldwell Creek	(Charlotte, North Carolina)	**122**	365	300
Smith Family Homes	(Tampa, Florida)	**-**	-	2,050
Gladden Farms II	(Marana, Arizona)	**-**	-	850
Other		**260**	478	-
		$ 36,356	$ 21,285	$ 11,469

Write-Off of Abandoned Development Projects

On a quarterly basis, we review each project under development to determine whether it is probable the project will be developed. If we determine that the project will not be developed, project costs are written off to operating expenses as an abandoned development project cost. We may abandon certain projects under development for a number of reasons, including, but not limited to, changes in local market conditions, increases in construction or financing costs or due to third party challenges related to entitlements or public financing. As a result, we may fail to recover expenses already incurred in exploring development opportunities. We recorded write-offs of abandoned development projects of $27,415,000, $52,211,000 and $19,087,000 for the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in operating expenses in the Consolidated Statements of Operations.

Depreciation and Amortization

We recorded depreciation and amortization expense of $267,408,000, $266,785,000 and $227,153,000 for the years ended January 31, 2010, 2009 and 2008, respectively, which is an increase of $623,000, or 0.2%, and $39,632,000, or 17.4%, compared to the same period in the prior years.

Income Taxes

Income tax expense (benefit) for the years ended January 31, 2010, 2009 and 2008 was ($19,550,000), ($30,119,000) and $3,110,000, respectively. The difference in the income tax expense (benefit) reflected in the Consolidated Statements of Operations versus the income tax expense (benefit) computed at the statutory federal income tax rate is primarily attributable to state income taxes, the cumulative effect of changing our effective tax rate, additional state net operating losses and general business credits, changes to our charitable contribution carryover, changes to the valuation allowances associated with certain deferred tax assets, and various permanent differences between pre-tax generally accepted accounting principles ("GAAP") income and taxable income.

At January 31, 2010, we had a federal net operating loss carryforward of $228,061,000 (generated primarily from the impact on our net earnings of tax depreciation expense from real estate properties and excess deductions from stock based compensation) that will expire in the years ending January 31, 2024 through January 31, 2030, a charitable contribution deduction carryforward of $41,733,000 that will expire in the years ending January 31, 2011 through January 31, 2015, General Business Credit carryovers of $17,514,000 that will expire in the years ending January 31, 2011 through January 31, 2030, and an alternative minimum tax ("AMT") credit carryforward of $29,341,000 that is available until used to reduce Federal tax to the AMT amount.

Our policy is to consider a variety of tax-deferral strategies, including tax deferred exchanges, when evaluating our future tax position. We have a full valuation allowance against the deferred tax assets associated with our charitable contributions. We have a valuation allowance against our general business credits, other than those general business credits which are eligible to be utilized to reduce future AMT liabilities. We have a valuation allowance against certain of our state net operating losses. These valuation allowances exist because we believe at this time it is more likely than not that we will not realize these benefits.

We apply the "with-and-without" methodology for recognizing excess tax benefits from the deduction of stock-based compensation. The net operating loss available for the tax return, as is noted in the paragraph above, is significantly greater than the net operating loss available for the tax provision due to excess deductions from stock-based compensation reported on the return, as well as the impact of adjustments to the net operating loss under the accounting guidance on accounting for uncertainty in income taxes. The January 31, 2010 tax return will include a stock-based compensation deduction of $72,000, none of which will decrease taxes payable on the current year tax provision since we are in a net taxable loss position before the stock option deduction. As a result, we did not record an adjustment to additional paid-in-capital, nor did we record a reduction in our current taxes payable due to stock-based compensation deductions. As of January 31, 2010, we have not recorded a net deferred tax asset of approximately $17,447,000 from excess stock-based compensation deductions taken on our tax return for which a benefit has not yet been recognized in our tax provision.

Accounting for Uncertainty in Income Taxes

Unrecognized tax benefits represent those tax benefits related to tax positions that have been taken or are expected to be taken in tax returns that are not recognized in the financial statements because we have either concluded that it is not more likely than not that the tax position will be sustained if audited by the appropriate taxing authority or the amount of the benefit will be less than the amount taken or expected to be taken in our income tax returns.

As of January 31, 2010 and 2009, we had unrecognized tax benefits of $1,611,000 and $1,481,000, respectively. We recognize estimated interest payable on underpayments of income taxes and estimated penalties that may result from the settlement of some uncertain tax positions as components of income tax expense. At January 31, 2010 and 2009, we had approximately $525,000 and $463,000, respectively, of accrued interest recorded related to uncertain income tax positions. During the years ended January 31, 2010, 2009 and 2008, income tax expense (benefit) relating to interest and penalties on uncertain tax positions of $61,000, ($377,000), and $137,000, respectively, was recorded in our Consolidated Statements of Operations. We settled Internal Revenue Service audits of two of our partnership investments during the years ended January 31, 2010 and 2009, both of which resulted in a decrease in our unrecognized tax benefits in the amounts of $174,000 and $845,000, respectively, and a decrease in the associated accrued interest and penalties in the amounts of $59,000 and $447,000, respectively.

We file a consolidated United States federal income tax return. Where applicable, we file combined income tax returns in various states and we file individual separate income tax returns in other states. Our federal consolidated income tax returns for the year ended January 31, 2005 and subsequent years are subject to examination by the Internal Revenue Service. Certain of our state returns for the years ended January 31, 2004 through January 31, 2006 and all state returns for the year ended January 31, 2007 and subsequent years are subject to examination by various taxing authorities.

A reconciliation of the total amounts of our unrecognized tax benefits, exclusive of interest and penalties, as of January 31, 2010 and 2009, is depicted in the following table:

	Unrecognized Tax Benefit January 31,	
	2010	2009
	(in thousands)	
Balance, beginning of year	**$ 1,481**	$ 2,556
Gross increases for tax positions of prior years	**330**	224
Gross decreases for tax positions of prior years	**-**	(71)
Gross increases for tax positions of current year	**-**	-
Settlements	**(174)**	(845)
Lapse of statutes of limitation	**(26)**	(383)
Balance, end of year	**$ 1,611**	$ 1,481

The total amount of unrecognized tax benefits that would affect our effective tax rate, if recognized as of January 31, 2010 and 2009, is $155,000 and $145,000, respectively. Based upon our assessment of the outcome of examinations that are in progress, the settlement of liabilities, or as a result of the expiration of the statutes of limitation for certain jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns will materially change from those recorded at January 31, 2010. Included in the $1,611,000 of unrecognized benefits as of January 31, 2010, is $1,306,000 which, due to the reasons above, could significantly decrease during the next twelve months.

Discontinued Operations

All revenues and expenses of discontinued operations sold or held for sale, assuming no significant continuing involvement, have been reclassified in the Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008. We consider assets held for sale when the transaction has been approved and there are no significant contingencies related to the sale that may prevent the transaction from closing. There were no assets classified as held for sale at January 31, 2010 or 2009.

During the year ended January 31, 2010, we sold *Grand Avenue,* a specialty retail center in Queens, New York, which generated a pre-tax gain on disposition of a rental property of $4,548,000. The gain along with the operating results of the property through the date of sale is classified as discontinued operations for the years ended January 31, 2010, 2009 and 2008.

During the year ended January 31, 2008, we consummated an agreement to sell eight (seven operating properties and one property that was under construction at the time of the agreement) and lease four supported-living apartment properties to a third party. Pursuant to the agreement, during the second quarter of 2007, six operating properties listed in the table below and the property under construction were sold. The seventh operating property, *Sterling Glen of Lynbrook*, was operated by the purchaser under a short-term lease through the date of sale, which occurred on May 20, 2008. The gain along with the operating results of the property through the date of sale is classified as discontinued operations for the years ended January 31, 2009 and 2008.

The four remaining properties entered into long-term operating leases with the purchaser. On January 30, 2009, the purchase agreement for the sale of *Sterling Glen of Rye Brook*, whose operating lease had a stated term of ten years, was amended and the property was sold. The gain along with the operating results of the property through the date of sale is classified as discontinued operations for the years ended January 31, 2009 and 2008. On January 31, 2009, another long-term operating lease with the purchaser that had a stated term of ten years was cancelled and the operations of the property were transferred back to us.

During the year ended January 31, 2010, negotiations related to amending terms of the purchase agreements for *Sterling Glen of Glen Cove* and *Sterling Glen of Great Neck* (the remaining two properties under long-term operating leases) indicated the carrying value of these long-lived real estate assets may not be recoverable resulting in an impairment of real estate of $7,138,000 and $2,637,000, respectively, which reduced the carrying value of the long-lived assets to the estimated net sales price. The sale of the two properties closed in September 2009, resulting in no gain or loss upon disposition. The operating results of the properties through the date of sale, including the impairment charges, are classified as discontinued operations for the years ended January 31, 2010, 2009 and 2008.

The following table lists the consolidated rental properties included in discontinued operations:

Property	Location	Square Feet/ Number of Units	Period Disposed	Year Ended 1/31/2010	Year Ended 1/31/2009	Year Ended 1/31/2008
Commercial Group:						
Grand Avenue	Queens, New York	100,000 square feet	Q1-2009	Yes	Yes	Yes
Residential Group:						
Sterling Glen of Glen Cove	Glen Cove, New York	80 units	Q3-2009	Yes	Yes	Yes
Sterling Glen of Great Neck	Great Neck, New York	142 units	Q3-2009	Yes	Yes	Yes
Sterling Glen of Rye Brook	Rye Brook, New York	168 units	Q4-2008	-	Yes	Yes
Sterling Glen of Lynbrook	Lynbrook, New York	130 units	Q2-2008	-	Yes	Yes
Sterling Glen of Bayshore	Bayshore, New York	85 units	Q2-2007	-	-	Yes
Sterling Glen of Center City	Philadelphia, Pennsylvania	135 units	Q2-2007	-	-	Yes
Sterling Glen of Darien	Darien, Connecticut	80 units	Q2-2007	-	-	Yes
Sterling Glen of Forest Hills	Forest Hills, New York	83 units	Q2-2007	-	-	Yes
Sterling Glen of Plainview	Plainview, New York	79 units	Q2-2007	-	-	Yes
Sterling Glen of Stamford	Stamford, Connecticut	166 units	Q2-2007	-	-	Yes
Landings of Brentwood	Nashville, Tennessee	724 units	Q2-2007	-	-	Yes

In addition, our Lumber Group strategic business unit was sold during the year ended January 31, 2005 for $39,085,902, $35,000,000 of which was paid in cash at closing. Pursuant to the terms of a note receivable with a 6% interest rate from the buyer, the remaining purchase price was to be paid in four annual installments commencing November 12, 2006. We deferred a gain of $4,085,902 (approximately $2,400,000, net of tax) relating to the note receivable due, in part, to the subordination to the buyer's senior financing. The gain is recognized in discontinued operations and interest income is recognized in continuing operations as the note receivable principal and interest are collected. During the years ended January 31, 2010, 2009 and 2008, we received the last three annual installments of $1,250,000 each, which included $1,172,000 ($718,000, net of tax), $1,108,000 ($680,000, net of tax) and $1,046,000 ($642,000, net of tax) of the deferred gain, respectively, and $78,000, $142,000 and $204,000 of interest income recorded in continuing operations, respectively.

The operating results related to discontinued operations were as follows:

	Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
Revenues from real estate operations	**$ 5,476**	$ 17,176	$ 45,451
Expenses			
Operating expenses	**430**	2,399	27,336
Depreciation and amortization	**1,347**	4,942	7,418
Impairment of real estate	**9,775**	-	-
	11,552	7,341	34,754
Interest expense	**(2,184)**	(7,210)	(11,672)
Amortization of mortgage procurement costs	**(50)**	(418)	(533)
Loss on early extinguishment of debt	**-**	-	(984)
Interest income	**-**	125	1,045
Gain on disposition of rental properties and Lumber Group	**5,720**	14,405	106,333
Earnings (loss) before income taxes	**(2,590)**	16,737	104,886
Income tax expense (benefit)			
Current	**848**	20,039	25,054
Deferred	**(1,853)**	(13,572)	15,672
	(1,005)	6,467	40,726
Earnings (loss) from discontinued operations	**(1,585)**	10,270	64,160
Operating loss attributable to noncontrolling interests	**-**	-	(513)
Earnings (loss) from discontinued operations attributable to Forest City Enterprises, Inc.	**$ (1,585)**	$ 10,270	$ 64,673

Gain on Disposition of Rental Properties and Lumber Group

The following table summarizes the pre-tax gain on disposition of rental properties and Lumber Group for the years ended January 31, 2010, 2009 and 2008:

	Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
Discontinued Operations:			
Grand Avenue (Specialty Retail Center)	**$ 4,548**	$ -	$ -
Sterling Glen Properties (Supported-Living Apartments) [(1)]	**-**	13,297	80,208
Landings of Brentwood (Apartments) [(2)]	**-**	-	25,079
Lumber Group	**1,172**	1,108	1,046
Total	**$ 5,720**	$ 14,405	$ 106,333

(1) The properties included in the gain on disposition are *Sterling Glen of Rye Brook* and *Sterling Glen of Lynbrook* for the year ended January 31, 2009 and *Sterling Glen of Bayshore, Sterling Glen of Center City, Sterling Glen of Darien, Sterling Glen of Forest Hills, Sterling Glen of Plainview* and *Sterling Glen of Stamford* for the year ended January 31, 2008. We elected to deposit the sales proceeds with a qualified intermediary for the purposes of identifying replacement assets under Section 1031 of the Internal Revenue Code for *Sterling Glen of Plainview* and *Sterling Glen of Stamford.*

(2) We elected to deposit the sales proceeds with a qualified intermediary for purposes of acquiring replacement assets under Section 1031 of the Internal Revenue Code.

Gain on Disposition of Unconsolidated Entities

Upon disposition, investments accounted for on the equity method are not classified as discontinued operations in accordance with accounting guidance on the impairment or disposal of long-lived assets; therefore, gains or losses on the sale of equity method investments are reported in continuing operations when sold. The following table summarizes our proportionate share of gains on the disposition of equity method investments during the years ended January 31, 2010, 2009 and 2008, which are included in equity in earnings (loss) of unconsolidated entities in the Consolidated Statements of Operations.

		Years Ended January 31,		
		2010	2009	2008
		(in thousands)		
Classic Residence by Hyatt properties [1]		**$ 31,703**	$ -	$ -
Apartment Communities:				
Clarkwood [2]	Warrensville Heights, Ohio	**6,983**	-	-
Granada Gardens [2]	Warrensville Heights, Ohio	**6,577**	-	-
Boulevard Towers [3]	Amherst, New York	**4,498**	-	-
White Acres	Richmond Heights, Ohio	**-**	-	2,106
Office Buildings:				
One International Place	Cleveland, Ohio	**-**	881	-
Emery-Richmond	Warrensville Heights, Ohio	**-**	200	-
University Park at MIT Hotel	Cambridge, Massachusetts	**-**	-	12,286
Total		**$ 49,761**	$ 1,081	$ 14,392

(1) These *Classic Residence by Hyatt* properties are supported-living apartments located in Teaneck, New Jersey, Chevy Chase, Maryland and Yonkers, New York.

(2) We disposed of a 49% ownership interest in *Clarkwood* and *Granada Gardens* to a partner and retained a 1% ownership interest in these properties, which will be accounted for under the cost method.

(3) We disposed of our 50% ownership interest in *Boulevard Towers* in a nonmonetary exchange for 100% ownership interest in *North Church Towers,* an apartment complex in Parma Heights, Ohio.

FINANCIAL CONDITION AND LIQUIDITY

Ongoing economic conditions have negatively impacted the availability and access to capital, particularly for the real estate industry. Originations of new loans for the commercial mortgage backed securities are extremely limited. Financial institutions have significantly reduced their lending with an emphasis on reducing their exposure to commercial real estate. For those institutions still lending, underwriting standards are being tightened with lenders requiring lower loan-to-values, increased debt service coverage levels and higher lending spreads. While the long-term impact is unknown, borrowing costs for us will likely continue to rise and financing levels will continue to decrease over the foreseeable future.

Our principal sources of funds are cash provided by operations, the bank revolving credit facility, nonrecourse mortgage debt, dispositions of land held for sale as well as operating properties, proceeds from the issuance of senior notes, equity joint ventures and other financing arrangements. Our principal uses of funds are the financing of development projects and acquisitions of real estate, capital expenditures for our existing portfolio and principal and interest payments on our nonrecourse mortgage debt, interest payments on our bank revolving credit facility and outstanding senior notes and repayment of borrowings under our bank revolving credit facility.

Our primary capital strategy seeks to isolate the operating and financial risk at the property level to maximize returns and reduce risk on and of our equity capital. As such, substantially all of our operating and development properties are separately encumbered with nonrecourse mortgage debt. We do not cross-collateralize our mortgage debt outside of a single identifiable project. We operate as a C-corporation and retain substantially all of our internally generated cash flows. This cash flow, together with refinancing and property sale proceeds, has historically provided us with the necessary liquidity to take advantage of investment opportunities. Recent changes in the lending and capital markets substantially reduced our ability to refinance and/or sell properties and have also increased the rates of return to make new investment opportunities appealing. As a result of these market changes, we have dramatically cut back on new development and acquisition activities.

Despite the dramatic decrease in development activities, we still intend to complete all projects that are under construction. We continue to make progress on certain other pre-development projects primarily located in core markets. As we expected, our maximum borrowings on our bank revolving credit facility were reduced to $500,000,000 from $750,000,000 upon the closing of the Second Amended and Restated Credit Agreement, which extended the maturity date to February 1, 2012. In addition to the reduced maximum borrowings, we are required to maintain certain reserves approximating 20% of the maximum commitment until we retire an equivalent amount of our indebtedness. There are other restrictions on the use of cash and possible future reduction of the maximum borrowings under certain circumstances, as discussed in more detail below. The cash we believe is required to fund our equity in projects under development plus any cash necessary to extend or paydown the remaining 2010 debt maturities is anticipated to exceed our cash from operations. As a result, we intend to extend maturing debt or repay it with net proceeds from property sales, equity joint ventures or future debt or equity financing.

During the year ended January 31, 2010, we proactively took necessary steps to preserve liquidity by properly aligning our overhead costs with the reduced level of development and acquisition activities. We have also increased liquidity through our May 2009 public offering of 52,325,000 shares of Class A common stock from which we received $329,917,000 in net proceeds, after deducting underwriter discounts, commissions and other offering expenses. We have also effectively extended our unsecured debt maturities by our October 2009 exchange of $167,433,000 of 2011 Notes for a new issue of 2014 Notes. Concurrent with the exchange transaction, we generated liquidity by issuing an additional $32,567,000 of 2014 Notes, resulting in net proceeds of $29,764,000 after deducting the discount and estimated offering expenses. In October 2009, we further increased liquidity by issuing $200,000,000 of 5.00% Convertible Senior Notes due 2016, resulting in $177,262,000 of net proceeds after deducting underwriting discounts and estimated offering expenses.

Subsequent to January 31, 2010, we generated cash proceeds of approximately $167,000,000 by selling a portion of our ownership interests through equity joint ventures. Included in the partial sales were three residential properties in the Washington D.C. metropolitan area and seven life science office buildings at our mixed-use *University Park* project in Cambridge, Massachusetts. See the "Subsequent Events" section of the MD&A for further details regarding these transactions.

During March 2010, we further enhanced liquidity and eliminated certain near to mid-term senior unsecured notes by entering into separate privately negotiated exchange agreements whereby we exchanged approximately $51,200,000 in aggregate principal of our 2011 Notes, $121,700,000 in aggregate principal of our 2015 Notes and $5,800,000 in aggregate principal of our 2017 Notes for approximately $170,000,000 of newly issued 7.0% Series A Cumulative Perpetual Convertible Preferred Stock ("Preferred Stock"). As part of the transaction, we issued an additional $50,000,000 of Preferred Stock for cash, which was used to defray costs associated with entering into equity call hedge transactions with the remaining net proceeds of approximately $27,000,000 used for general corporate purposes. As a result, the Preferred Stock transactions strengthened our balance sheet while generating some additional liquidity. We continue to explore various other options to enhance our liquidity, but can give no assurance that we can accomplish any of these other options on favorable terms or at all.

As of January 31, 2010, we had $850,074,000 of mortgage financings with scheduled maturities during the fiscal year ending January 31, 2011, of which $85,186,000 represents scheduled principal payments. Subsequent to January 31, 2010, we had addressed approximately $153,083,000 of these 2010 maturities through closed transactions, commitments and/or automatic extensions. We also have extension options available on $158,230,000 of these 2010 maturities, all of which require some predefined condition in order to qualify for the extension, such as meeting or exceeding leasing hurdles, loan to value ratios or debt service coverage requirements. We cannot give assurance that the defined hurdles or milestones will be achieved to qualify for these extensions. We are currently in negotiations to refinance and/or extend the remaining $453,575,000 of scheduled nonrecourse mortgage maturities for the year ended January 31, 2011. We cannot give assurance as to the ultimate result of these negotiations.

As of January 31, 2010, we had one nonrecourse mortgage greater than five percent of our total nonrecourse mortgage debt. This mortgage, encumbered by *New York Times,* an office building in Manhattan, New York, had an outstanding balance of $640,000,000 at January 31, 2010.

As of January 31, 2010, our share of nonrecourse mortgage debt recorded on our unconsolidated subsidiaries amounted to $1,345,207,000, of which $148,074,000 ($14,052,000 represents scheduled principal payments) was scheduled to mature during the year ending January 31, 2011. Subsequent to January 31, 2010, we had addressed $15,976,000 of these 2010 maturities through closed nonrecourse mortgage transactions, commitments and/or automatic extensions. We also had extension options on $111,349,000 of these 2010 maturities, all of which require predefined conditions in order to qualify for the extension, such as meeting or exceeding leasing hurdles, loan to value ratios or debt service coverage requirements. We cannot give assurance that the defined hurdles or milestones will be achieved to qualify for the extensions. Negotiations are ongoing on the remaining 2010 maturities, but we cannot give assurance that we will obtain these financings on favorable terms or at all.

At January 31, 2010, we have one nonrecourse mortgage amounting to $17,156,000 that remains past due or in default as of this filing date. The lender has commenced foreclosure proceedings and a receiver has been appointed for the property. It is highly likely that we will lose the property. Two of our joint ventures accounted for under the equity method of accounting have nonrecourse mortgages that are past due or in default at January 31, 2010. If we are unable to negotiate an extension or refinancing or cure the default on those mortgages, the lender could commence foreclosure proceedings and we could lose the carrying value of our investment in the projects amounting to $4,026,000 at January 31, 2010. Subsequent to January 31, 2010, a balloon payment on one of our nonrecourse mortgages amounting to $73,500,000 came due and has not been resolved. While we are actively negotiating with the lender to resolve the past due mortgage, there is no assurance that the negotiations will be successful. The operations of the office building that serves as collateral for the mortgage is not material to our Consolidated Financial Statements.

Bank Revolving Credit Facility

On January 29, 2010, we and our 15-member bank group entered into a Second Amended and Restated Credit Agreement and a Second Amended and Restated Guaranty of Payment of Debt (collectively the "Credit Agreement"). The Credit Agreement, which matures on February 1, 2012, provides for total borrowings available under the Credit Agreement of $500,000,000. The Credit Agreement is subject to permanent reduction as we receive net proceeds from specified external capital raising events in excess of $250,000,000. The Credit Agreement bears interest at either a LIBOR-based rate or a Base Rate Option. The LIBOR Rate Option is the greater of 5.75% or 3.75% over LIBOR and the Base Rate Option is the greater of the LIBOR Rate Option, 1.5% over the Prime Rate or 0.5% over the Federal Funds Effective Rate ("FFER"). Up to 20% of the available borrowings may be used for letters of credit or surety bonds. Additionally, the Credit Agreement requires approximately 20% of available borrowings to be reserved for the retirement of specified indebtedness. The Credit Agreement imposes a number of restrictive covenants on us, including a prohibition on certain consolidations and mergers, limitations on the amount of debt, guarantees and property liens that we may incur, restrictions on the pledging of ownership interests in subsidiaries, limitations on the use of cash sources and a prohibition on common stock dividends through the maturity date. The Credit Agreement also contains certain financial covenants, including the maintenance of minimum liquidity, certain debt service and cash flow coverage ratios, and specified levels of shareholders' equity (all as defined in the Credit Agreement). At January 31, 2010, we were in compliance with all of these financial covenants.

In connection with the Credit Agreement, our subsidiary, Forest City Rental Properties Corporation ("FCRPC") also entered into a Pledge Agreement ("Pledge Agreement") with various banks party to the Credit Agreement. The Pledge Agreement secures FCRPC's obligations under the Credit Agreement by granting a security interest to certain banks in our right, title and interest as a member, partner, shareholder or other equity holder of FCRPC's direct subsidiaries, including, but not limited to, its right to receive profits, proceeds, accounts, income, dividends, distributions or return of capital from such subsidiaries, to the extent the granting of such security interest would not result in a default under project level financing or the organizational documents of such subsidiary.

Subsequent to year end, we entered into a first amendment to the Credit Agreement that permitted us to issue preferred stock for cash or in exchange for certain of our senior notes. The amendment also permitted us to pay dividends on the preferred stock, so long as no event of default has occurred or would occur as a result of the payment. To the extent the preferred stock was exchanged for specified indebtedness, the reserve required under the Credit Agreement was reduced on a dollar for dollar basis under the terms of the first amendment. This effectively reduced our required reserve to approximately 10% of the available borrowings.

The available credit on the bank revolving credit facility and its related terms at January 31, 2010 and 2009 were as follows:

	January 31,	
	2010	2009
	(in thousands)	
Maximum borrowings	**$ 500,000**	$ 750,000
Less outstanding balances and reserves:		
Borrowings	**83,516**	365,500
Letters of credit	**90,939**	65,949
Surety bonds	**-**	-
Reserve for retirement of indebtedness	**105,067**	-
Available credit	**$ 220,478**	$ 318,551
Related Terms:		
Weighted average interest rate	**5.75%**	2.98%
LIBOR rate option	**Greater of 5.75% or 3.75% + LIBOR**	2.50% + LIBOR
Base rate option	**Greater of LIBOR Rate Option, 0.50% + FFER, or 1.50 % + Prime rate**	1.50% + Prime rate

Interest incurred and paid on the bank revolving credit facility was as follows:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Interest incurred	**$ 7,298**	$ 8,211	$ 9,449
Interest paid	**$ 7,156**	$ 7,422	$ 10,292

Senior and Subordinated Debt

Our Senior and Subordinated Debt is comprised of the following at January 31, 2010 and 2009:

	January 31,	
	2010	2009
	(in thousands)	
Senior Notes:		
3.625% Puttable Equity-Linked Senior Notes due 2011, net of discount	**$ 98,944**	$ 248,154
3.625% Puttable Equity-Linked Senior Notes due 2014, net of discount	**198,480**	-
7.625% Senior Notes due 2015	**300,000**	300,000
5.000% Convertible Senior Notes due 2016	**200,000**	-
6.500% Senior Notes due 2017	**150,000**	150,000
7.375% Senior Notes due 2034	**100,000**	100,000
Total Senior Notes	**1,047,424**	798,154
Subordinated Debt:		
Redevelopment Bonds due 2010	**-**	18,910
Subordinate Tax Revenue Bonds due 2013	**29,000**	29,000
Total Subordinated Debt	**29,000**	47,910
Total Senior and Subordinated Debt	**$ 1,076,424**	$ 846,064

During March 2010, we entered into separate, privately negotiated exchange agreements with certain holders of our senior notes due in 2011, 2015 and 2017. Under the terms of the agreements, the holders agreed to exchange their notes for a new issue of Preferred Stock. A total of $178,700,000 aggregate principal amounts of notes was exchanged for $170,000,000 of Preferred Stock (see the "Subsequent Events" section of the MD&A).

Puttable Equity-Linked Senior Notes due 2011

On October 10, 2006, we issued $287,500,000 of 3.625% puttable equity-linked senior notes due October 15, 2011 ("2011 Notes") in a private placement. The notes were issued at par and accrued interest is payable semi-annually in arrears on April 15 and October 15. During the year ended January 31, 2009, we purchased on the open market $15,000,000 in principal of our 2011 Notes, resulting in a gain, net of associated deferred financing costs of $3,692,000, which is recorded as early extinguishment of debt in the Consolidated Statements of Operations. On October 7, 2009, we entered into privately negotiated exchange agreements with certain holders of the 2011 Notes to exchange $167,433,000 of aggregate principal amount of their 2011 Notes for a new issue of 3.625% puttable equity-linked senior notes due October 2014. This exchange resulted in a gain, net of associated deferred financing costs of $4,683,000, which is recorded as early extinguishment of debt in the Consolidated Statements of Operations. There was $105,067,000 ($98,944,000, net of discount) and $272,500,000 ($248,154,000, net of discount) of principal outstanding at January 31, 2010 and 2009, respectively.

Holders may put their notes to us at their option on any day prior to the close of business on the scheduled trading day immediately preceding July 15, 2011 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the "measurement period") in which the trading price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the put value rate (as defined) on each such day; (2) during any fiscal quarter after the fiscal quarter ending January 31, 2007, if the last reported sale price of our Class A common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the applicable put value price in effect on the last trading day of the immediately preceding fiscal quarter; or (3) upon the occurrence of specified corporate events as set forth in the applicable indenture. On and after July 15, 2011 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may put their notes to us at any time, regardless of the foregoing circumstances. In addition, upon a designated event, as defined, holders may require us to purchase for cash all or a portion of their notes for 100% of the principal amount of the notes plus accrued and unpaid interest, if any, as set forth in the applicable indenture. At January 31, 2010, none of the aforementioned circumstances have been met.

If a note is put to us, a holder would receive (i) cash equal to the lesser of the principal amount of the note or the put value and (ii) to the extent the put value exceeds the principal amount of the note, shares of our Class A common stock, cash, or a combination of Class A common stock and cash, at our option. The initial put value rate was 15.0631 shares of Class A common stock per $1,000 principal amount of notes (equivalent to a put value price of $66.39 per share of Class A common stock). The put value rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a "fundamental change," as defined, occurs prior to the maturity date, we will in some cases increase the put value rate for a holder that elects to put their notes.

Concurrent with the issuance of the notes, we purchased a call option on our Class A common stock in a private transaction. The purchased call option allows us to receive shares of our Class A common stock and/or cash from counterparties equal to the amounts of Class A common stock and/or cash related to the excess put value that we would pay to the holders of the notes if put to us. These purchased call options will terminate upon the earlier of the maturity date of the notes or the first day all of the notes are no longer outstanding due to a put or otherwise. In a separate transaction, we sold warrants to issue shares of our Class A common stock at an exercise price of $74.35 per share in a private transaction. If the average price of our Class A common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our Class A common stock.

The 2011 Notes are our only senior notes that qualify as convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement (refer to the "Retrospective Adoption of Accounting Guidance for Convertible Debt Instruments" section of the MD&A). The carrying amounts of our debt and equity balances related to the 2011 Notes as of January 31, 2010 and 2009 are as follows:

	January 31,	
	2010	2009
	(in thousands)	
Carrying amount of equity component	**$ 16,769**	$ 45,885
Outstanding principal amount of the puttable equity-linked senior notes	**105,067**	272,500
Unamortized discount	**(6,123)**	(24,346)
Net carrying amount of the puttable equity-linked senior notes	**$ 98,944**	$ 248,154

The unamortized discount will be amortized as additional interest expense through October 15, 2011. The effective interest rate for the liability component of the puttable equity-linked senior notes was 7.51% for the years ended January 31, 2010, 2009 and 2008. We recorded non-cash interest expense of $6,809,000, $8,943,000 and $8,638,000 for the years ended January 31, 2010, 2009 and 2008, respectively. We recorded contractual interest expense of $7,973,000, $10,252,000 and $10,422,000 for the years ended January 31, 2010, 2009 and 2008, respectively.

Puttable Equity-Linked Senior Notes due 2014

On October 7, 2009, we issued $167,433,000 of 3.625% puttable equity-linked senior notes due October 15, 2014 ("2014 Notes") to certain holders in exchange for $167,433,000 of 2011 Notes discussed above. Concurrent with the exchange of 2011 Notes for the 2014 Notes, we issued an additional $32,567,000 of 2014 Notes in a private placement, net of a 5% discount. Interest on the 2014 Notes is payable semi-annually in arrears on April 15 and October 15, beginning April 15, 2010. Net proceeds from the exchange and additional issuance transaction, net of discounts and estimated offering expenses, was $29,764,000.

Holders may put their notes to us at any time prior to the earlier of (i) stated maturity or (ii) the Put Termination Date, as defined below. Upon a put, a note holder would receive 68.7758 shares of our Class A common stock per $1,000 principal amount of notes, based on a Put Value Price of $14.54 per share of Class A common stock, subject to adjustment. The amount payable upon a put of the notes is only payable in shares of our Class A common stock, except for cash paid in lieu of fractional shares. If the Daily Volume Weighted Average Price of the Class A common stock has equaled or exceeded 130% of the Put Value Price then in effect for at least 20 trading days in any 30 trading day period, we may, at our option, elect to terminate the rights of the holders to put their notes to us. If elected, we are required to issue a Put Termination Notice that shall designate an effective date on which the holders termination put rights will be terminated, which shall be a date at least 20 days after the mailing of such Put Termination Notice (the "Put Termination Date"). Holders electing to put their notes after the mailing of a Put Termination Notice shall receive a Coupon Make-Whole Payment in an amount equal to the remaining scheduled interest payments attributable to such notes from the last applicable interest payment date through and including October 15, 2013.

Senior Notes due 2015

On May 19, 2003, we issued $300,000,000 of 7.625% senior notes due June 1, 2015 in a public offering. Accrued interest is payable semi-annually on December 1 and June 1. These senior notes may be redeemed by us, in whole or in part, at any time on or after June 1, 2008 at an initial redemption price of 103.813% that is systematically reduced to 100% through June 1, 2011. As of June 1, 2009, the redemption price was reduced to 102.542%.

Convertible Senior Notes due 2016

On October 26, 2009, we issued $200,000,000 of 5.00% convertible senior notes due October 15, 2016 in a private placement. The notes were issued at par and accrued interest is payable semi-annually on April 15 and October 15, beginning April 15, 2010. Net proceeds from the issuance, net of the cost of the convertible note hedge transaction described below and estimated offering costs, were $177,262,000.

Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, a note holder would receive 71.8894 shares of our Class A common stock per $1,000 principal amount of notes, based on a put value price of approximately $13.91 per share of Class A common stock, subject to adjustment. The amount payable upon a conversion of the notes is only payable in shares of our Class A common stock, except for cash paid in lieu of fractional shares.

In connection with the issuance of the notes, we entered into a convertible note hedge transaction. The convertible note hedge transaction is intended to reduce, subject to a limit, the potential dilution with respect to our Class A common stock upon conversion of the notes. The net effect of the convertible note hedge transaction, from our perspective, is to approximate an effective conversion price of $16.37 per share. The terms of the Notes are not affected by the convertible note hedge transaction. The convertible note hedge transaction, which cost $15,900,000 ($9,734,000 net of the related tax benefit), was recorded as a reduction of shareholders' equity through additional paid in capital.

Senior Notes due 2017

On January 25, 2005, we issued $150,000,000 of 6.500% senior notes due February 1, 2017 in a public offering. Accrued interest is payable semi-annually on February 1 and August 1. These senior notes may be redeemed by us, in whole or in part, at any time on or after February 1, 2010 at a redemption price of 103.250% beginning February 1, 2010 and systematically reduced to 100% through February 1, 2013.

Senior Notes due 2034

On February 10, 2004, we issued $100,000,000 of 7.375% senior notes due February 1, 2034 in a public offering. Accrued interest is payable quarterly on February 1, May 1, August 1, and November 1. These senior notes may be redeemed by us, in whole or in part, at any time at a redemption price of 100% of the principal amount plus accrued interest.

All of our senior notes are unsecured senior obligations and rank equally with all existing and future unsecured indebtedness; however, they are effectively subordinated to all existing and future secured indebtedness and other liabilities of our subsidiaries to the extent of the value of the collateral securing such other debt, including our bank revolving credit facility. The indenture governing certain of our senior notes contain covenants providing, among other things, limitations on incurring additional debt and payment of dividends.

Subordinated Debt

In November 2000, we issued $20,400,000 of 8.25% redevelopment bonds due September 15, 2010 in a private placement, with semi-annual interest payments due on March 15 and September 15. We entered into a total rate of return swap ("TRS") for the benefit of these bonds that was set to expire on September 15, 2009. Under the TRS, we received a rate of 8.25% and paid the Securities Industry and Financial Markets Association ("SIFMA") rate plus a spread.

The TRS, accounted for as a derivative, was required to be marked to fair value at the end of each reporting period. As stated in the "Sensitivity Analysis to Changes in Interest Rates" section of the MD&A, any fluctuation in the value of the TRS would be offset by the fluctuation in the value of the underlying borrowings. At January 31, 2009, the fair value of the TRS ($1,490,000) was recorded in accounts payable and accrued expenses; therefore, the fair value of the bonds was reduced by the same amount to $18,910,000. On July 13, 2009, the TRS contract was terminated and subsequently, a consolidated wholly-owned subsidiary of ours purchased the redevelopment bonds at par which effectively extinguished the subordinated debt.

In May 2003, we purchased $29,000,000 of subordinate tax revenue bonds that were contemporaneously transferred to a custodian, which in turn issued custodial receipts that represent ownership in the bonds to unrelated third parties. The bonds bear a fixed interest rate of 7.875%. We evaluated the transfer pursuant to the accounting guidance on accounting for transfers and servicing of financial assets and extinguishment of liabilities, and have determined that the transfer does not qualify for sale accounting treatment principally because we have guaranteed the payment of principal and interest in the unlikely event that there is insufficient tax revenue to support the bonds when the custodial receipts are subject to mandatory tender on December 1, 2013. As such, we are the primary beneficiary of this VIE and the book value (which approximated amortized costs) of the bonds was recorded as a collateralized borrowing reported as senior and subordinated debt and as held-to-maturity securities reported as other assets in the Consolidated Balance Sheets.

The following table summarizes interest incurred and paid on senior and subordinated debt.

	Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
Interest incurred	**$ 54,598**	$ 60,629	$ 60,494
Interest paid	**$ 51,426**	$ 52,095	$ 52,250

Financing Arrangements

Collateralized Borrowings

On July 13, 2005, the Park Creek Metropolitan District (the "District") issued $65,000,000 Senior Subordinate Limited Property Tax Supported Revenue Refunding and Improvement Bonds, Series 2005 (the "Senior Subordinate Bonds") and Stapleton Land II, LLC, a consolidated subsidiary, entered into an agreement whereby it will receive a 1% fee on the Senior Subordinate Bonds in exchange for providing certain credit enhancement. The counterparty to the credit enhancement arrangement also owns the underlying Senior Subordinate Bonds and can exercise its rights requiring payment from Stapleton Land II, LLC upon an event of default of the Senior Subordinate Bonds, a refunding of the Senior Subordinate Bonds, or failure of Stapleton Land II, LLC to post required collateral. The Senior Subordinate Bonds were refinanced on April 16, 2009 with proceeds from the issuance of $86,000,000 of Park Creek Metropolitan District Senior Limited Property Tax Supported Revenue Refunding and Improvement Bonds, Series 2009. The credit enhancement arrangement expired with the refinancing of the Senior Subordinate Bonds on April 16, 2009. We recorded $132,000, $652,000 and $722,000 of interest income related to the credit enhancement arrangement in the Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008, respectively.

On August 16, 2005, the District issued $58,000,000 Junior Subordinated Limited Property Tax Supported Revenue Bonds, Series 2005 (the "Junior Subordinated Bonds"). The Junior Subordinated Bonds initially were to pay a variable rate of interest. Upon issuance, the Junior Subordinated Bonds were purchased by a third party and the sales proceeds were deposited with a trustee pursuant to the terms of the Series 2005 Investment Agreement. Under the terms of the Series 2005 Investment Agreement, after March 1, 2006, the District may elect to withdraw funds from the trustee for reimbursement for certain qualified infrastructure and interest expenditures ("Qualifying Expenditures"). In the event that funds from the trustee are used for Qualifying Expenditures, a corresponding amount of the Junior Subordinated Bonds converts to an 8.5% fixed rate and matures in December 2037 ("Converted Bonds"). On August 16, 2005, Stapleton Land, LLC, a consolidated subsidiary, entered into a Forward Delivery Placement Agreement ("FDA") whereby Stapleton Land, LLC was entitled and obligated to purchase the converted fixed rate Junior

Subordinated Bonds through June 2, 2008. The District withdrew $58,000,000 of funds from the trustee for reimbursement of certain Qualifying Expenditures by June 2, 2008 and the Junior Subordinated Bonds became Converted Bonds. The Converted Bonds were acquired by Stapleton Land, LLC under the terms of the FDA by June 8, 2008. Stapleton Land, LLC immediately transferred the Converted Bonds to investment banks and we simultaneously entered into a TRS with a notional amount of $58,000,000. We receive a fixed rate of 8.5% and pay the SIFMA rate plus a spread on the TRS related to the Converted Bonds. We determined that the sale of the Converted Bonds to the investment banks and simultaneous execution of the TRS did not surrender control; therefore, the Converted Bonds have been recorded as a secured borrowing in the Consolidated Balance Sheets.

During the year ended January 31, 2009, one of our consolidated subsidiaries purchased $10,000,000 of the Converted Bonds from one of the investment banks. Simultaneous with the purchase, a $10,000,000 TRS contract was terminated and the corresponding amount of the secured borrowing was removed from the Consolidated Balance Sheets. On April 16, 2009, an additional $5,000,000 of the Converted Bonds was purchased by one of our consolidated subsidiaries, and a corresponding amount of a related TRS was terminated and the corresponding secured borrowing was removed from the Consolidated Balance Sheets. The fair value of the Converted Bonds recorded in other assets in the Consolidated Balance Sheets was $58,000,000 at both January 31, 2010 and 2009. The outstanding TRS contracts on the $43,000,000 and $48,000,000 of secured borrowings related to the Converted Bonds at January 31, 2010 and 2009, respectively, were supported by collateral consisting primarily of certain notes receivable owned by us aggregating $33,059,000. We recorded net interest income of $2,331,000, $3,205,000 and $1,451,000 related to the TRS in the Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008, respectively.

Other Structured Financing Arrangements

In May 2004, Lehman purchased $200,000,000 in tax increment revenue bonds issued by the DURA, with a fixed-rate coupon of 8.0% and maturity date of October 1, 2024, which were used to fund the infrastructure costs associated with phase II of the Stapleton development project. The DURA bonds were transferred to a trust that issued floating rate trust certificates. Stapleton Land, LLC entered into an agreement with Lehman to purchase the DURA bonds from the trust if they are not repurchased or remarketed between June 1, 2007 and June 1, 2009. Stapleton Land, LLC is entitled to receive a fee upon removal of the DURA bonds from the trust equal to the 8.0% coupon rate, less the SIFMA index, less all fees and expenses due to Lehman (collectively, the "Fee"). The Fee was accounted for as a derivative with changes in fair value recorded through earnings. On July 1, 2008, $100,000,000 of the DURA bonds were remarketed. On July 15, 2008, Stapleton Land, LLC was paid $13,838,000 of the fee, which represented the fee earned on the remarketed DURA bonds.

During the year ended January 31, 2009 Lehman filed for bankruptcy and the remaining $100,000,000 of the DURA bonds were transferred to a creditor of Lehman. As a result, we reassessed the collectability of the Fee and decreased the fair value of the Fee to $-0-, resulting in an increase to operating expenses in our Consolidated Statements of Operations of $13,816,000 for the year ended January 31, 2009. Stapleton Land, LLC informed Lehman that it determined that a "Special Member Termination Event" had occurred because Stapleton Land, LLC (a) fulfilled all of its bond purchase obligations under the transaction documents by purchasing or causing to be redeemed or repurchased all of the bonds held by Lehman and (b) fulfilled all other obligations in accordance with the transaction documents. Therefore, Stapleton Land, LLC has no other financing obligations with Lehman.

We recorded interest income of $-0-, $4,546,000 and $8,018,000 related to the change in fair value of the Fee in our Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008, respectively.

A consolidated subsidiary of ours has committed to fund $24,500,000 to the District to be used for certain infrastructure projects and has funded $16,540,000 of this commitment as of January 31, 2010. In addition, on June 23, 2009, the consolidated subsidiary committed to fund $10,000,000 to the City of Denver and certain of its entities to be used to fund additional infrastructure projects and has funded $1,268,000 of this commitment as of January 31, 2010.

Mortgage Financings

We use taxable and tax-exempt nonrecourse debt for our real estate projects. For those real estate projects financed with taxable debt, we generally seek long-term, fixed-rate financing for those operating projects whose loans mature within the next 12 months or are projected to open and achieve stabilized operations during that same time frame. However, due to the limited availability of long-term fixed rate mortgage debt based upon current market conditions, we are attempting to extend maturities with existing lenders at current market terms. For real estate projects financed with tax-exempt debt, we generally utilize variable-rate debt. For construction loans, we generally pursue variable-rate financings with maturities ranging from two to five years.

We are actively working to refinance and/or extend the maturities of the nonrecourse debt that is coming due in the next 24 months. During the year ended January 31, 2010, we completed the following financings:

Purpose of Financing	Amount
	(in thousands)
Refinancings	$ 277,841
Loan extensions/additional fundings	1,285,303
	$ 1,563,144

Interest Rate Exposure

At January 31, 2010, the composition of nonrecourse mortgage debt was as follows:

	Operating Properties	Development Projects	Land Projects	Total	Total Weighted Average Rate
			(dollars in thousands)		
Fixed	$ 4,044,601	$ -	$ 9,328	$ 4,053,929	6.07%
Variable					
Taxable	1,387,527	1,059,600	11,699	2,458,826	4.92%
Tax-Exempt	714,615	203,900	43,000	961,515	1.92%
	$ 6,146,743	$ 1,263,500 (1)	$ 64,027	$ 7,474,270	5.16%
Total commitment from lenders		$ 1,857,139	$ 70,885		

(1) Proceeds from outstanding debt of $47,305 described above are recorded as restricted cash in our Consolidated Balance Sheets. For bonds issued in conjunction with development, the full amount of the bonds is issued at the beginning of construction and must remain in escrow until costs are incurred.

To mitigate short-term variable interest rate risk, we have purchased interest rate hedges for our variable-rate debt as follows:

Taxable (Priced off of LIBOR Index)

	Caps		Swaps	
Period Covered	**Notional Amount**	**Average Base Rate**	**Notional Amount**	**Average Base Rate**
		(dollars in thousands)		
02/01/10-02/01/11 (1)	$ 1,110,116	4.73%	$ 1,221,406	4.53%
02/01/11-02/01/12	16,192	6.50	799,981	5.41
02/01/12-02/01/13	491,182	5.53	729,110	5.37
02/01/13-02/01/14	476,100	5.50	685,000	5.43
02/01/14-09/01/17	-	-	640,000	5.50

(1) These LIBOR-based hedges as of February 1, 2010 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2011.

Tax-Exempt (Priced off of SIFMA Index)

	Caps		Swap	
Period Covered	**Notional Amount**	**Average Base Rate**	**Notional Amount**	**Average Base Rate**
		(dollars in thousands)		
02/01/10-02/01/11	$ 175,025	5.84%	$ 57,000	3.21%
02/01/11-02/01/12	164,225	5.76	57,000	3.21
02/01/12-02/01/13	103,515	5.78	57,000	3.21

The tax-exempt caps and swap expressed above mainly represent protection that was purchased in conjunction with lender hedging requirements that require the borrower to protect against significant fluctuations in interest rates. Outside of such requirements, we generally do not hedge tax-exempt debt because, since 1990, the base rate of this type of financing has averaged 2.79% and has never exceeded 8.00%.

Forward Swaps

We purchased the interest rate hedges summarized in the tables above to mitigate variable interest rate risk. We have entered into derivative contracts that are intended to economically hedge certain risks of ours, even though the contracts do not qualify for hedge accounting or we have elected not to apply hedge accounting under the accounting guidance. In all situations in which hedge accounting is discontinued, or not elected, and the derivative remains outstanding, we will report the derivative at its fair value in our Consolidated Balance Sheets, immediately recognizing changes in the fair value in our Consolidated Statements of Operations.

We have entered into forward swaps to protect ourselves against fluctuations in the swap rate at terms ranging between five to ten years associated with forecasted fixed rate borrowings. At the time we secure and lock an interest rate on an anticipated financing, we intend to simultaneously terminate the forward swap associated with that financing. At January 31, 2010, we have two forward swaps, with notional amounts of $69,325,000 and $120,000,000, respectively, neither of which qualify as cash flow hedges under the accounting guidance on derivatives and hedging activities. As such, the change in fair value of these swaps is marked to market through earnings on a quarterly basis. Related to these forward swaps, we recorded ($4,761,000), $14,564,000 and $7,184,000 for the years ended January 31, 2010, 2009 and 2008, respectively, as an increase (reduction) of interest expense in our Consolidated Statements of Operations. During the year ended January 31, 2009, we purchased an interest rate floor in order to mitigate the interest rate risk on one of the forward swaps ($120,000,000 notional) should interest rates fall below a certain level.

Sensitivity Analysis to Changes in Interest Rates

Including the effect of the protection provided by the interest rate swaps, caps and long-term contracts in place as of January 31, 2010, a 100 basis point increase in taxable interest rates (including properties accounted for under the equity method, corporate debt and the effect of interest rate floors) would increase the annual pre-tax interest cost for the next 12 months of our variable-rate debt by approximately $9,407,000 at January 31, 2010. Although tax-exempt rates generally move in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates (including properties accounted for under the equity method) would increase the annual pre-tax interest cost for the next 12 months of our tax-exempt variable-rate debt by approximately $9,890,000 at January 31, 2010. This analysis includes a portion of our taxable and tax-exempt variable-rate debt related to construction loans for which the interest expense is capitalized.

From time to time we and/or certain of our joint ventures (the "Joint Ventures") enter into TRS on various tax-exempt fixed-rate borrowings generally held by us and/or within the Joint Ventures. The TRS convert these borrowings from a fixed rate to a variable rate and provide an efficient financing product to lower the cost of capital. In exchange for a fixed rate, the TRS require that we and/or the Joint Ventures pay a variable rate, generally equivalent to the SIFMA rate plus a spread. At January 31, 2010 the SIFMA rate is 0.20%. Additionally, we and/or the Joint Ventures have guaranteed the fair value of the underlying borrowing. Any fluctuation in the value of the TRS would be offset by the fluctuation in the value of the underlying borrowing, resulting in no financial impact to us and/or the Joint Ventures. At January 31, 2010, the aggregate notional amount of TRS that are designated as fair value hedging instruments under the accounting guidance on derivatives and hedging activities, in which we and/or the consolidated Joint Ventures have an interest, is $482,940,000. We believe the economic return and related risk associated with a TRS is generally comparable to that of nonrecourse variable-rate mortgage debt. The underlying TRS borrowings are subject to a fair value adjustment.

Cash Flows

Operating Activities

Net cash provided by operating activities was $421,535,000, $306,026,000 and $278,392,000 for the years ended January 31, 2010, 2009 and 2008, respectively. The increase in net cash provided by operating activities for the year ended January 31, 2010 compared to the year ended January 31, 2009 of $115,509,000 and for the year ended January 31, 2009 compared to the year ended January 31, 2008 of $27,634,000 are the result of the following:

	Years Ended January 31,	
	2010 vs. 2009	2009 vs. 2008
	(in thousands)	
(Decrease) increase in rents and other revenues received	**$ (9,542)**	$ 173,171
Increase (decrease) in interest and other income received	**59,311**	(30,366)
(Decrease) increase in cash distributions from unconsolidated entities	**(12,741)**	11,099
Decrease in proceeds from land sales - Land Development Group	**(9,664)**	(44,185)
Decrease in proceeds from land sales - Commercial Group	**(6,288)**	(39,509)
Decrease in land development expenditures paid	**22,789**	7,491
Decrease (increase) in operating expenditures paid	**72,163**	(21,317)
Increase in termination costs paid	**(3,428)**	(5,291)
(Increase) decrease in restricted cash used for operating purposes	**(11,352)**	15,722
Decrease (increase) in interest paid	**14,261**	(39,181)
Net increase in cash provided by operating activities	**$ 115,509**	$ 27,634

(Cash Flows discussion is continued on the next page)

Investing Activities

Net cash used in investing activities was $1,153,946,000, $1,270,156,000 and $1,168,601,000 for the years ended January 31, 2010, 2009 and 2008, respectively. The net cash used in investing activities consisted of the following:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Capital expenditures, including real estate acquisitions	**$ (942,609)**	$ (1,086,367)	$ (1,246,819)
Payment of lease procurement costs	**(13,153)**	(36,826)	(32,583)
Decrease (increase) in other assets	**2,373**	(42,386)	(114,891)
(Increase) decrease in restricted cash used for investing purposes:			
Atlantic Yards, a commercial development project in Brooklyn, New York	**(141,642)**	(2,842)	4,030
Beekman, a mixed-use residential project under construction in Manhattan, New York	**(17,085)**	(30,219)	-
Two MetroTech Center, an office building in Brooklyn, New York	**(5,668)**	-	-
Easthaven at the Village, an apartment community in Beachwood, Ohio	**(2,045)**	-	-
Richmond Office Park, an office building in Richmond, Virginia	**(2,038)**	-	-
80 DeKalb, a residential project under construction in Brooklyn, New York	**(1,958)**	(20,237)	-
Terminal Tower, an office building in Cleveland, Ohio	**(626)**	1,610	(1,552)
Collateral required for a forward swap on *East River Plaza*, an unconsolidated entity in Manhattan, New York	**(378)**	(22,552)	-
Village at Gulfstream, a retail project in Hallandale Beach, Florida, opened in February 2010	**17,103**	-	-
Collateral returned (posted) for a TRS on *Sterling Glen of Rye Brook,* a supported-living community in Rye Brook, New York	**12,500**	(12,500)	-
One MetroTech Center, an office building in Brooklyn, New York	**7,764**	(8,791)	-
Promenade Bolingbrook, a regional mall in Bolingbrook, Illinois	**5,064**	(5,040)	-
New York Times, an office building in Manhattan, New York	**3,081**	11,677	(15,033)
250 Huron, an office building in Cleveland, Ohio	**583**	(3,688)	(20)
Sky55, an apartment complex in Chicago, Illinois	-	4,692	-
Illinois Science and Technology Park-Building A, an office building in Skokie, Illinois	-	2,587	538
Fairmont Plaza, an office building in San Jose, California	-	1,692	(1,704)
Victoria Gardens, a retail center in Rancho Cucamonga, California	-	-	19,509
Investment in a development opportunity in Ardsley, New York	-	-	15,000
Ridge Hill, a retail center under construction in Yonkers, New York	-	-	4,331
Higbee Building, an office building in Cleveland, Ohio	-	-	3,492
Tangerine Crossing, a land development project in Tucson, Arizona	-	-	3,293
Sale proceeds released from (placed in) escrow for acquisitions:			
Mount Vernon Square, an apartment complex in Alexandria, Virginia	-	-	51,943
Battery Park City, a specialty retail center in Manhattan, New York	-	-	25,125
Other	**(6,984)**	1,532	(7,076)
Subtotal	**$ (132,329)**	$ (82,079)	$ 101,876
Proceeds from disposition of rental properties and other investments:			
Grand Avenue, a specialty retail center in Queens, New York	**$ 9,042**	$ -	$ -
Sterling Glen supported-living communities	**2,872**	33,959	187,468
Proceeds from a note receivable related to disposition of Lumber Group	**1,172**	1,108	1,047
Landings of Brentwood, an apartment complex in Nashville, Tennessee	-	-	67,756
Sterling Glen of Roslyn, a development project in Roslyn, New York	-	-	41,141
Ownership interest in a parking management company and other	-	4,150	751
Subtotal	**$ 13,086**	$ 39,217	$ 298,163

Investing Activities (continued)

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Change in investments in and advances to affiliates - (investment in) or return of investment:			
Acquisitions:			
Legacy Arboretum and *Barrington Place,* unconsolidated apartment complexes in Charlotte and Raleigh, North Carolina	**$ -**	$ (7,448)	$ -
Legacy Crossroads, an unconsolidated apartment complex in Cary, North Carolina	**-**	(4,631)	-
818 Mission Street, an unconsolidated office building in San Francisco, California	**-**	(7,797)	-
Navy Northwest, an unconsolidated military housing complex in Seattle, Washington	**-**	-	(5,597)
Dispositions:			
One International Place, an unconsolidated office building in Cleveland, Ohio	**-**	1,589	-
Emery Richmond, an unconsolidated office building in Warrensville Heights, Ohio	**-**	300	-
Classic Residence by Hyatt, three unconsolidated supported-living communities in Teaneck, New Jersey, Chevy Chase, Maryland and Yonkers, New York	**30,101**	-	-
Land Development:			
Mesa del Sol, an unconsolidated project in Albuquerque, New Mexico	**-**	(2,041)	(11,532)
San Antonio I & II, an unconsolidated project in San Antonio, Texas	**(1,013)**	3,810	(10,000)
Paseo del Este, an unconsolidated project in El Paso, Texas	**-**	3,848	-
Gladden Farms II, an unconsolidated project in Marana, Arizona (1)	**(6,312)**	-	-
Residential Projects:			
1100 Wilshire, an unconsolidated condominium project in Los Angeles, California	**-**	2,275	-
Ohana Military Communities, an unconsolidated military housing complex in Honolulu, Hawaii	**-**	(2,212)	-
Uptown Apartments, an unconsolidated project in Oakland, California	**(4,239)**	(4,566)	2,249
St. Mary's Villa, primarily refinancing proceeds from an unconsolidated project in Newark, New Jersey	**4,830**	-	-
Tamarac, primarily refinancing proceeds from an unconsolidated project in Willoughby, Ohio	**-**	4,988	-
Fort Lincoln III & IV, primarily refinancing proceeds from an unconsolidated project in Washington, D.C.	**-**	-	5,152
Hamptons, primarily refinancing proceeds from an unconsolidated project in Beachwood, Ohio	**-**	-	8,298
Mercury, an unconsolidated condominium project in Los Angeles, California	**-**	-	(6,575)
Met Lofts, an unconsolidated project in Los Angeles, California	**-**	-	(1,862)
Bayside Village, primarily refinancing proceeds from an unconsolidated project in San Francisco, California	**18,819**	-	-
New York City Projects:			
East River Plaza, an unconsolidated retail development project in Manhattan, New York	**(20,978)**	(23,429)	(20,923)
Barclays Center, a sports arena complex in Brooklyn, New York currently under construction; excess funds from the year ended January 31, 2009 were reinvested during construction phase	**(18,590)**	7,317	(34,932)
The Nets, a National Basketball Association member	**(45,000)**	(21,678)	(25,345)
Commercial Projects:			
Golden Gate, an unconsolidated retail project in Mayfield Heights, Ohio	**(2,678)**	-	-
350 Massachusetts Avenue, primarily refinancing proceeds from an unconsolidated office building in Cambridge, Massachusetts	**-**	24,417	-
Liberty Center, primarily refinancing proceeds from an unconsolidated office building in Pittsburgh, Pennsylvania	**-**	9,961	-
Marketplace at River Park, primarily refinancing proceeds from an unconsolidated regional mall in Fresno, California	**-**	1,920	-
Mesa del Sol Town Center, an unconsolidated office building in Albuquerque, New Mexico	**-**	(2,055)	-
Unconsolidated development activity in Las Vegas, Nevada(1)	**-**	(17,299)	(26,333)
Village at Gulfstream, an unconsolidated retail project in Hallandale Beach, Florida(1)	**-**	(14,297)	(14,699)
Waterfront Station, an unconsolidated development project in Washington, D.C.(1)	**-**	(10,961)	(27,420)
Bulletin Building, primarily refinancing proceeds from an unconsolidated office building in San Francisco, California	**-**	-	8,648
Charlestown Town Center, primarily refinancing proceeds from an unconsolidated regional mall in Charleston, West Virginia	**-**	-	21,676
Hispanic Retail Group Coachella, an unconsolidated retail project in Coachella, California	**-**	-	(2,311)
San Francisco Centre-Emporium, an unconsolidated regional mall in San Francisco, California	**-**	-	(5,275)
Shops at Wiregrass, an unconsolidated retail project in Tampa, Florida(1)	**-**	-	(23,478)
Return of temporary advances from various Commercial Group properties to implement uniform portfolio cash management process	**(28,100)**	-	-
Other net (advances) returns of investment of equity method investments and other advances to affiliates	**(8,154)**	(3,726)	(4,088)
Subtotal	**$ (81,314)**	$ (61,715)	$ (174,347)
Net cash used in investing activities	**$ (1,153,946)**	$ (1,270,156)	$ (1,168,601)

(1) These projects changed from the equity method of accounting to full consolidation. Amounts reflected above in years ended January 31, 2010 and January 31, 2009, represent investments in development projects prior to the change to full consolidation.

Financing Activities

Net cash provided by financing activities was $716,511,000, $977,001,000 and $890,430,000 for the years ended January 31, 2010, 2009 and 2008, respectively. The net cash provided by financing activities consisted of the following:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Sale of common stock, net	$ **329,917**	$ -	$ -
Proceeds from Convertible Senior Notes due 2016, net of $6,838 of issuance costs	**193,162**	-	-
Payment for Convertible Senior Notes hedge transaction	**(15,900)**	-	-
Proceeds from Puttable Equity-Linked Senior Notes due 2014, net of $2,803 of issuance costs and discount	**29,764**	-	-
Purchase of Puttable Equity-Linked Senior Notes due 2011	**-**	(10,571)	-
Proceeds from nonrecourse mortgage debt	**746,542**	1,210,657	1,930,368
Principal payments on nonrecourse mortgage debt	**(259,239)**	(571,295)	(877,206)
Net increase (decrease) in notes payable	**22,169**	38,045	(771)
Borrowings on bank revolving credit facility	**844,000**	670,000	527,000
Payments on bank revolving credit facility	**(1,125,984)**	(343,500)	(488,000)
Payment of subordinated debt	**(20,400)**	-	-
Decrease (increase) in restricted cash used for financing purposes:			
Hamel Mill Lofts, an apartment complex in Haverhill, Massachusetts	**14,813**	30,723	(49,014)
Sky55, an apartment complex in Chicago, Illinois	**2,176**	(1,672)	4,935
Easthaven at the Village, an apartment community in Beachwood, Ohio	**2,148**	(2,148)	-
100 Landsdowne, an apartment complex in Cambridge, Massachusetts	**401**	1,751	2,379
Lucky Strike, an apartment complex in Richmond, Virginia	**396**	7,665	(5,354)
Uptown Apartments, a residential project under construction in Oakland, California	**230**	2,051	(1,296)
Prosper, a land development project in Prosper, Texas	**115**	2,688	(2,764)
John Hopkins - 855 North Wolfe Street, an office building in East Baltimore, Maryland	**(13,818)**	-	-
Promenade Bolingbrook, a regional mall in Bolingbrook, Illinois	**(572)**	2,300	(2,300)
Edgeworth Building, an office building in Richmond, Virginia	**-**	2,981	1,015
Metro 417, an apartment complex in Los Angeles, California	**-**	2,545	(5,077)
101 San Fernando, an apartment complex in San Jose, California	**-**	2,509	-
Sterling Glen of Great Neck, a supported-living community in Great Neck, New York	**-**	1,520	(228)
1251 S. Michigan, an apartment complex in Chicago, Illinois	**-**	(68)	1,642
Stapleton, a mixed-use development project in Denver, Colorado	**-**	-	6,000
Sterling Glen of Roslyn, a development project in Roslyn, New York, sold in July 2007	**-**	-	2,781
Other	**(332)**	(316)	566
Subtotal	$ **5,557**	$ 52,529	$ (46,715)
(Decrease) increase in book overdrafts, representing checks issued but not yet paid	**(9,808)**	(9,617)	(4,433)
Payment of deferred financing costs	**(32,756)**	(34,491)	(37,321)
Purchase of treasury stock	**(133)**	(663)	(4,272)
Exercise of stock options	**128**	1,133	8,714
Excess income tax benefit from stock-based compensation	**-**	(3,569)	3,569
Distribution of accumulated equity to noncontrolling partners	**-**	(3,710)	(43,770)
Acquisition of partners' noncontrolling interest	**-**	-	(14,811)
Contributions from noncontrolling interests	**21,831**	45,643	30,362
Distributions to noncontrolling interests	**(12,339)**	(27,069)	(61,500)
Payment in exchange for 119,000 Class A Common Units	**-**	(3,501)	-
Dividends paid to shareholders	**-**	(33,020)	(30,784)
Net cash provided by financing activities	$ **716,511**	$ 977,001	$ 890,430

CLASS A COMMON UNITS

Master Contribution Agreement

We and certain of our affiliates (the "FCE Entities") entered into a Master Contribution and Sale Agreement (the "Master Contribution Agreement") with Bruce C. Ratner ("Mr. Ratner"), an Executive Vice President and Director of ours, and certain entities and individuals affiliated with Mr. Ratner (the "BCR Entities") on August 14, 2006. Pursuant to the Master Contribution Agreement, on November 8, 2006, we issued Class A Common Units ("Units") in a jointly-owned limited liability company to the BCR Entities in exchange for their interests in a total of 30 retail, office and residential operating properties, and certain service companies, all in the greater New York City metropolitan area. We accounted for the issuance of the Units in exchange for the noncontrolling interests under the purchase method of accounting. The Units may be exchanged for one of the following forms of consideration at our sole discretion: (i) an equal number of shares of our Class A common stock or, (ii) cash based on a formula using the average closing price of the Class A common stock at the time of conversion or, (iii) a combination of cash and shares of our Class A common stock. We have no rights to redeem or repurchase the Units. The carrying value of the Units is included as noncontrolling interests on the Consolidated Balance Sheets at January 31, 2010 and 2009.

Also pursuant to the Master Contribution Agreement, we and Mr. Ratner agreed that certain projects under development would remain owned jointly until such time as each individual project was completed and achieved "stabilization." As each of the development projects achieves stabilization, it is valued and we, in our discretion, choose among various options for the ownership of the project following stabilization consistent with the Master Contribution Agreement. The development projects were not covered by the Tax Protection Agreement that the parties entered into in connection with the Master Contribution Agreement. The Tax Protection Agreement indemnified the BCR Entities included in the initial closing against taxes payable by reason of any subsequent sale of certain operating properties.

New York Times and Twelve MetroTech Center

Two of the development projects, *New York Times*, an office building located in Manhattan, New York and *Twelve MetroTech Center*, an office building located in Brooklyn, New York, achieved stabilization in 2008. We elected to cause certain of our affiliates to acquire for cash the BCR Entities' interests in the two projects pursuant to agreements dated May 6, 2008 and May 12, 2008, respectively. In accordance with the agreements, the applicable BCR Entities assigned and transferred their interests in the two projects to affiliates of ours and will receive approximately $121,000,000 over a 15 year period. An affiliate of ours has also agreed to indemnify the applicable BCR Entity against taxes payable by it by reason of a subsequent sale or other disposition of one of the projects. The tax indemnity provided by the affiliate of ours expires on December 31, 2014 and is similar to the indemnities provided for the operating properties under the Tax Protection Agreement.

The consideration exchanged by us for the BCR Entities' interest in the two development projects has been accounted for under the purchase method of accounting. Pursuant to the agreements, the BCR Entities received an initial cash amount of $49,249,000. We calculated the net present value of the remaining payments over the 15 year period using a discounted interest rate. This initial discounted amount of $56,495,000 was recorded in accounts payable and accrued expenses on our Consolidated Balance Sheets and will be accreted up to the total liability through interest expense over the next 15 years using the effective interest method.

The following table summarizes the final allocation of the consideration exchanged for the BCR Entities' interests in the two projects (in thousands):

Completed rental properties [(1)]	$ 102,378
Notes and accounts receivable, net [(2)]	132
Other assets [(3)]	12,513
Accounts payable and accrued expenses [(4)]	(9,279)
	$ 105,744

Represents allocation for:

(1) Land, building and tenant improvements associated with the underlying real estate
(2) Above market leases
(3) In-place leases, tenant relationships and leasing commissions
(4) Below market leases

Exchange of Units

In July 2008, the BCR Entities exchanged 247,477 of the Units. We issued 128,477 shares of our Class A common stock for 128,477 of the Units and paid cash of $3,501,000 for 119,000 Units. We accounted for the exchange as a purchase of noncontrolling interests, resulting in a reduction of noncontrolling interests of $12,624,000. The following table summarizes the components of the exchange transaction (in thousands):

Reduction of completed rental properties	$	5,345
Reduction of cash and equivalents		3,501
Increase in Class A common stock - par value		42
Increase in additional paid-in capital		3,736
Total reduction of noncontrolling interest	$	12,624

Other Related Party Transactions

During the year ended January 31, 2009, in accordance with the parties prior understanding but unrelated to the transactions discussed above, we redeemed Mr. Ratner's noncontrolling interests in two entities in exchange for our majority ownership interests in 17 single-tenant pharmacy properties and $9,043,000 in cash. This transaction was accounted for in accordance with accounting guidance on business combinations as acquisitions of the noncontrolling interests in the subsidiaries. The fair value of the consideration paid was allocated to the acquired ownership interests, which approximated the fair value of the 17 single-tenant pharmacy properties. This transaction resulted in a reduction of noncontrolling interests of $14,503,000 and did not result in a gain or loss. The earnings of these properties have not been reclassified to discontinued operations for the years ended January 31, 2009 and 2008 as the results do not have a material impact on the Consolidated Statements of Operations.

COMMITMENTS AND CONTINGENCIES

We have adopted accounting guidance for guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. We believe the risk of payment under these guarantees, as described below, is remote and, to date, no payments have been made under these guarantees.

As of January 31, 2010, we have a guaranteed loan of $1,400,000 relating to our share of a bond issue made by the *Village of Woodridge*, relating to a Land Development Group project in suburban Chicago, Illinois. This guarantee was entered into prior to January 31, 2003; therefore, it has not been recorded in our consolidated financial statements at January 31, 2010. This bond issue guarantee terminates April 30, 2015, unless the bonds are paid sooner, and is limited to $500,000 in any one year. We also had outstanding letters of credit of $91,509,000 as of January 31, 2010. The maximum potential amount of future payments on the guaranteed loan and letters of credit we could be required to make is the total amounts noted above.

We have entered into certain partnerships whereby the outside investment partner is allocated certain tax credits. These partnerships typically require us to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive or the loss of allocated tax credits and tax losses. At January 31, 2010, the maximum potential payment under these tax indemnity guarantees was approximately $109,987,000 (of which $64,372,000 has been recorded in accounts payable and accrued expenses in our Consolidated Balance Sheets). We believe that all necessary requirements for qualifications for such tax credits have been and will continue to be met and that our investment partners will be able to receive expense allocations associated with the properties. We do not expect to make any payments under these guarantees.

Our mortgage loans are nonrecourse; however, in some cases, lenders carve out certain items from the nonrecourse provisions. These carve-out items enable the lenders to seek recourse if we or the joint venture engage in certain acts as defined in the respective agreements such as commit fraud, intentionally misapply funds, or intentionally misrepresent facts. We have also provided certain environmental guarantees. Under these environmental remediation guarantees, we must remediate any hazardous materials brought onto the property in violation of environmental laws. The maximum potential amount of future payments we could be required to make on the environmental guarantees is limited to the actual losses suffered or actual remediation costs incurred. A portion of these carve-outs and guarantees have been made on behalf of joint ventures and while the amount of the potential liability is currently indeterminable, we believe any liability would not exceed our partners' share of the outstanding principal balance of the loans in which these carve-outs and environmental guarantees have been made. At January 31, 2010, the outstanding balance of the partners' share of these loans was approximately $462,159,000. We believe the risk of payment on the carve-out guarantees is mitigated, in most cases, by the fact that we manage the property, and in the event our partner did violate one of the carve-out items, we would seek recovery from our partner for any payments we would make. Additionally, we further mitigate our exposure through environmental insurance and other types of insurance coverage.

We monitor our properties for the presence of hazardous or toxic substances. Other than those environmental matters identified during the acquisition of a site (which are generally remediated prior to the commencement of development), we are not aware of any environmental liability with respect to our operating properties that would have a material adverse effect on our financial position, cash flows or results of operations. However, there can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on our results of operations and cash flow. We carry environmental insurance and believe that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice.

We customarily guarantee lien-free completion of projects under construction. Upon completion as defined, the guarantees are released. Additionally, we have provided a guaranty of payment, performance and completion of certain obligations associated with certain Military Housing Privatization Initiative ("MHPI") projects. These guarantees do not include a guaranty of available MHPI project sources and we cannot be compelled to replace a deficiency in available sources. In the event the guaranty were called upon, any money advanced by us would be replaced by appropriate sources available within the MHPI project. Currently, we do not anticipate any advance will be necessary. We have provided the following completion guarantees:

	Total Costs	Percent Completed
	(dollars in thousands)	
At January 31, 2010		
Openings and acquisitions	$ 718,794	90%
Under construction	2,505,545	73%
Total Real Estate [1]	$ 3,224,339	77%
Military housing	$ 2,010,660	70%

(1) Inclusive of land sales and TIF financings.

In addition to what is stated above, we have guaranteed the lender the lien free completion of certain horizontal infrastructure associated with certain land development projects. The maximum amount due by us under these completion guarantees is limited to $308,966,000.

Our subsidiaries have been successful in consistently delivering lien-free completion of construction and land projects, without calling our guarantees of completion.

We are also involved in certain claims and litigation related to our operations and development. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on our financial condition, results of operations or cash flows.

On August 16, 2004, we purchased an ownership interest in The Nets that is reported on the equity method of accounting. Although we have an ownership interest of approximately 23% in The Nets, we recognized approximately 68%, 54% and 25% of the net loss for the years ended January 31, 2010, 2009 and 2008, respectively, because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of The Nets. In connection with the purchase of the franchise, we and certain of our partners have provided an indemnity guarantee to the NBA for any losses arising from the transaction, including the potential relocation of the team. Our indemnity is limited to $100,000,000 and is effective as long as we own an interest in the team. The indemnification provisions are standard provisions that are required by the NBA. We have insurance coverage of approximately $100,000,000 in connection with such indemnity. We evaluated the indemnity guarantee and determined that the fair value for our liability for our obligations under the guarantee was not material.

Certain of our ground leases include provisions requiring us to indemnify the ground lessor against claims or damages occurring on or about the leased property during the term of the ground lease. These indemnities generally were entered into prior to January 31, 2003; therefore, they have not been recorded in our consolidated financial statements at January 31, 2010. The maximum potential amount of future payments we could be required to make is limited to the actual losses suffered. We mitigate our exposure to loss related to these indemnities through insurance coverage.

We are party to an easement agreement under which we have agreed to indemnify a third party for any claims or damages arising from the use of the easement area of one of our development projects. We have also entered into an environmental indemnity at one of our development projects whereby we agree to indemnify a third party for the cost of remediating any environmental condition. The maximum potential amount of future payments we could be required to make is limited to the actual losses suffered or actual remediation costs incurred. We mitigate our exposure to loss related to the easement agreement and environmental indemnity through insurance coverage.

We issued a $40,000,000 guaranty in connection with certain environmental testing and subsurface investigation work, that was performed pursuant to a temporary entry license agreement issued by the Metropolitan Transportation Authority and the Long Island Rail Road Company in connection with the development of a mixed-use development in Brooklyn, New York. Under the terms of such license agreement, the sum of the guaranty could be reduced two years after completion of the work if no environmental response action was required because of the work, and remain in place in such reduced amount for an additional four years. The work was completed on July 16, 2006, and no environmental response action arose from the work. Accordingly, the sum of the guaranty was reduced to $30,000,000 and will remain in place until July 16, 2012. We are not aware of any further environmental work related to this project or guarantee that would have a material effect on our financial position, cash flows or results of operations

A consolidated subsidiary of ours has committed to fund $24,500,000 to the District to be used for certain infrastructure projects and has funded $16,540,000 of this commitment as of January 31, 2010. In addition, on June 23, 2009, the consolidated subsidiary committed to fund $10,000,000 to the City of Denver and certain of its entities to be used to fund additional infrastructure projects and has funded $1,268,000 of this commitment as of January 31, 2010.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As of January 31, 2010, we are subject to certain contractual obligations, some of which are off-balance sheet, as described in the table below:

	Payments Due by Period January 31,						
	Total	2011	2012	2013	2014	2015	Thereafter
	(in thousands)						
Long-Term Debt:							
Nonrecourse mortgage debt [(1)]	$ 7,474,270	$ 850,074	$ 1,005,095	$ 1,179,927	$ 907,710	$ 538,370	$ 2,993,094
Share of nonrecourse mortgage debt of unconsolidated entities	1,345,207	148,074	142,024	33,690	42,652	178,956	799,811
Notes payable	158,798	13,718	8,561	51,988	54,452	458	29,621
Share of notes payable of unconsolidated entities	128,740	23,739	13,886	29,615	434	27,698	33,368
Bank revolving credit facility [(2)]	83,516	-	-	83,516	-	-	-
Senior and subordinated debt	1,076,424	-	98,944	-	-	198,480	779,000
Interest payments on long-term debt	3,257,341	528,137	483,122	421,928	355,157	298,281	1,170,716
Operating leases	783,899	18,796	17,178	16,368	16,398	16,576	698,583
Share of operating leases of unconsolidated entities	95,545	2,976	2,646	2,366	2,235	2,193	83,129
Construction contracts	465,610	318,810	77,940	68,860	-	-	-
Military housing construction contracts [(3)]	181,023	104,277	73,276	3,429	11	30	-
The Nets contracts [(4)]	19,840	10,742	4,800	2,763	1,343	192	-
Other [(5)(6)]	74,325	24,682	45,425	2,263	995	700	260
Total Contractual Obligations	$ 15,144,538	$ 2,044,025	$ 1,972,897	$ 1,896,713	$ 1,381,387	$ 1,261,934	$ 6,587,582

(1) We have a substantial amount of nonrecourse mortgage debt, the details of which are further described within the "Interest Rate Exposure" section of the MD&A. We are contractually obligated to pay the interest and principal when due on these mortgages. Because we utilize mortgage debt as one of our primary sources of capital, the balances and terms of the mortgages, and therefore the estimate of future contractual obligations including interest payments, are subject to frequent changes due to property dispositions, mortgage refinancings, changes in variable interest rates and new mortgage debt in connection with property additions.

(2) The bank revolving credit facility matures on February 1, 2012.

(3) These amounts represent funds that we are obligated to pay under various construction contracts related to our military housing projects where we act as the construction manager. These obligations are primarily reimbursable costs from the respective projects and a corresponding account receivable is recorded when the costs are incurred.

(4) We have an ownership interest of approximately 23% in The Nets. The timing of these obligations can be accelerated or deferred due to player retirements, trades and renegotiations.

(5) These amounts represent funds that we are legally obligated to pay under various service contracts, employment contracts and licenses over the next several years as well as unrecognized tax benefits. These contracts are typically greater than one year and either do not contain a cancellation clause or cannot be terminated without substantial penalty. We have several service contracts with vendors related to our property management including maintenance, landscaping, security and phone service. In addition, we have other service contacts that we enter into during our normal course of business which extend beyond one year and are based on usage including snow plowing, answering services, copier maintenance and cycle painting. As we are unable to predict the usage variables, these contracts have been excluded from our summary of contractual obligations at January 31, 2010.

(6) See the "Financing Arrangements" section of the MD&A for information related to certain off-balance sheet arrangements related to Stapleton that are included in the table above.

INFLATION

Substantially all of our long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling us to receive additional rental income from escalation clauses, which generally increase rental rates during the terms of the leases and/or percentage rentals based on tenants' gross sales. Such escalations are determined by negotiation, increases in the consumer price index or similar inflation indices. In addition, we seek increased rents upon renewal at market rates for our short-term leases. Most of our leases require the tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

LEGAL PROCEEDINGS

We are involved in various claims and lawsuits incidental to our business, and management and legal counsel believe that these claims and lawsuits will not have a material adverse effect on our consolidated financial statements.

NEW ACCOUNTING GUIDANCE

In addition to the new accounting guidance for convertible debt instruments, noncontrolling interests and determining whether instruments granted in share-based payment transactions are participating securities previously discussed in the MD&A, the following accounting pronouncements were also adopted during the year ended January 31, 2010:

In January 2010, the Financial Accounting Standards Board ("FASB") issued amendments to the accounting guidance on noncontrolling interests in consolidated financial statements. This accounting guidance clarifies that the scope of the decrease in ownership provisions of the original guidance applies to (1) a subsidiary or group of assets that is a business, (2) a subsidiary that is a business and is transferred to an equity method investee or joint venture and (3) an exchange of a group of assets that constitutes a business for a noncontrolling interest in an entity (including an equity method investee or joint venture). This accounting guidance also clarifies that the decrease in ownership provisions of the original guidance does not apply to sales of in substance real estate, even if they involve businesses. The accounting guidance expands the disclosures about the deconsolidation of a subsidiary or derecognition of a group of assets. For entities that have previously adopted the accounting guidance on noncontrolling interests in consolidated financial statements, this accounting guidance is effective beginning in the first annual or interim reporting period ending on or after December 15, 2009 and should be applied retrospectively to the first period in which the original guidance was adopted. The adoption and retrospective application of this accounting guidance on January 31, 2010 did not have a material impact on our financial statements.

In August 2009, the FASB issued amendments to the accounting guidance for the fair value measurement of liabilities. This guidance provides clarification that, in circumstances in which a quoted market price in an active market for the identical liability is not available, the fair value of a liability must be measured by using either (1) a valuation technique that uses quoted prices for identical or similar liabilities or (2) another valuation technique that is consistent with the principles of fair value measurements. In addition, this guidance clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability, and clarifies how the price of a traded debt security should be considered in estimating the fair value of a liability. This guidance is effective for annual and interim reporting periods beginning after its issuance. The adoption of this guidance on November 1, 2009 did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued accounting standards codification and the hierarchy of generally accepted accounting principles ("GAAP") that establishes the FASB Accounting Standards Codification™ ("Codification") as the source of GAAP recognized by the FASB to be applied by nongovernmental entities. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and as of this date, the Codification superseded all non-Securities and Exchange Commission accounting and reporting standards. For this annual report on Form 10-K for the year ended January 31, 2010, our references to accounting guidance have been revised to conform with the Codification.

In April 2009, the FASB issued accounting guidance for interim disclosures about fair value of financial instruments. This guidance amends the initial standards on fair value of financial instruments and interim financial reporting to require disclosure about the fair value of financial instruments at interim reporting periods. The guidance is effective for interim reporting periods ending after June 15, 2009. We adopted the disclosure requirements of this guidance on July 31, 2009.

In April 2009, the FASB issued additional accounting guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this guidance on July 31, 2009 did not have a material impact on our consolidated financial statements.

Accounting guidance on fair value measurements defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about the use of fair value measurements. This guidance does not require new fair value measurements, but applies to accounting pronouncements that require or permit fair value measurements. This guidance is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued two Staff Positions on fair value measurements. The first excludes the FASB accounting guidance on leases and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under the guidance on leases. The second delays the effective date of fair value measurements for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We adopted this guidance for our financial assets and liabilities on February 1, 2008 and for our nonfinancial assets and liabilities on February 1, 2009.

In November 2008, the FASB issued accounting guidance that clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This guidance provides clarification of how business combination and noncontrolling interests accounting will impact equity method investments. This guidance is effective for fiscal years, and interim reporting periods within those fiscal years, beginning on or after December 15, 2008 and early adoption is prohibited. The adoption of this guidance on February 1, 2009 did not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued accounting guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. The guidance on derivative instruments and hedging activities specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to our own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. This guidance provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the derivative instruments and hedging activities scope exception. This guidance is effective for the first annual reporting period beginning after December 15, 2008. The adoption of this guidance on February 1, 2009 did not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued accounting guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance allows us to use our historical experience in renewing or extending the useful life of intangible assets. This guidance is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and shall be applied prospectively to intangible assets acquired after the effective date. The adoption of this guidance on February 1, 2009 did not have any impact on our consolidated financial statements.

In March 2008, the FASB issued an amendment to the accounting guidance on derivatives and hedging activities. This guidance expands the disclosure requirements of derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows. These disclosure requirements include a tabular summary of the fair values of derivative instruments and their gains and losses, disclosure of derivative features that are credit risk related to provide more information regarding an entity's liquidity and cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have included the disclosures required by this guidance in our consolidated financial statement disclosures.

In December 2007, the FASB issued revised accounting guidance on business combinations to provide greater consistency in the accounting and financial reporting of business combinations. This guidance requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose the nature and financial effect of the business combination. The guidance is effective for fiscal years beginning after December 15, 2008. In April 2009, the FASB issued accounting guidance that amends and clarifies the provisions related to the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance requires that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. Otherwise, companies would typically account for the acquired contingencies in accordance with the accounting guidance for contingencies. The adoption of these pronouncements on February 1, 2009 did not have a material impact on our consolidated financial statements.

The following new accounting pronouncements will be adopted on their respective required effective date:

In January 2010, the FASB issued amendments to the accounting guidance on fair value measurements and disclosures. This guidance requires that an entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. It also requires an entity to present separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). This guidance clarifies existing disclosures related to the level of disaggregation and inputs and valuation techniques. This guidance is

effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosures related to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In June 2009, the FASB issued amendments to the accounting guidance for consolidation of VIEs to require an ongoing reassessment of determining whether a variable interest gives a company a controlling financial interest in a VIE. This guidance eliminates the quantitative approach to determining whether a company is the primary beneficiary of a VIE previously required by the guidance for consolidation of VIEs. The guidance is effective for annual and interim reporting periods beginning after November 15, 2009. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In June 2009, the FASB issued an amendment to the guidance on accounting for transfers and servicing of financial assets and extinguishments of liabilities, which aims to improve the relevance, representational faithfulness and comparability of the information provided in an entity's financial statements about the transfer of financial assets. The guidance eliminates the concept of a qualifying special-purpose entity and changes the requirements for the derecognition of financial assets. This guidance is effective for annual and interim reporting periods beginning after November 15, 2009. We do not expect the adoption of this accounting guidance to have a material impact on our consolidated financial statements.

SUBSEQUENT EVENTS

Exchange of Senior Notes for Series A Cumulative Perpetual Convertible Preferred Stock

On March 4, 2010, we entered into separate, privately negotiated exchange agreements with certain holders of three separate series of our senior notes due 2011, 2015 and 2017. Under the terms of the agreements, these holders agreed to exchange their notes for new issue of 7.0% Series A Cumulative Perpetual Convertible Preferred Stock ("Preferred Stock"). Amounts exchanged in each series are as follows: approximately $51,200,000 of 2011 Notes, $121,700,000 of 7.625% Senior Notes due 2015 and $5,800,000 of 6.500% Senior Notes due 2017, which were exchanged for approximately $50,700,000, $114,400,000 and $4,900,000 of Preferred Stock, respectively. We also issued an additional $50,000,000 of Preferred Stock for cash pursuant to separate, privately negotiated purchase agreements. Net proceeds from the issuance, net of the cost of an equity call hedge transaction described below and estimated offering expenses, were approximately $27,000,000. The closing of the exchanges and the issuance described above occurred on March 9, 2010 and we issued approximately 4,400,000 shares of Preferred Stock.

Holders may convert the Preferred Stock at their option, into shares of Class A common stock, at any time. Upon conversion, the holder would receive approximately 3.3 shares of Class A common stock per $50 liquidation preference of Preferred Stock, based on an initial conversion price of $15.12 per share of Class A common stock, subject to adjustment. We may elect to mandatorily convert some or all of the Preferred Stock if the Daily Volume Weighted Average Price of our Class A common stock equals or exceeds 150% of the initial conversion price then in effect for at least 20 out of 30 consecutive trading days. If we elect to mandatorily convert some or all of the Preferred Stock, we must make a Dividend Make-Whole Payment on the Preferred Stock equal to the total value of the aggregate amount of dividends that would have accrued and become payable from March 2010 to March 2013, less any dividends already paid on the Preferred Stock. The Dividend Make-Whole Payment is payable in cash or shares of our Class A common stock, or a combination thereof, at our option.

In connection with the exchanges and issuance described above, we entered into equity call hedge transactions. The equity call hedge transactions are intended to reduce, subject to a limit, the potential dilution of our Class A common stock upon conversion of the Convertible Preferred Stock. The net effect of the equity call hedge transactions, from our perspective, is to approximate an effective conversion price of $18.27 per share. The terms of the Preferred Stock are not affected by the equity call hedge transactions.

Joint Ventures

On February 19, 2010, we created joint ventures with Bernstein Management Corporation in which each company's joint venture entity will own 50% of our ownership interests in three residential properties in the Washington, D.C. metropolitan area. These three properties totaling 1,340 rental units are:

- *The Grand,* 549 units in North Bethesda, Maryland;
- *Lenox Club,* 385 units in Arlington, Virginia; and
- *Lenox Park,* 406 units in Silver Spring, Maryland.

In exchange for 50% of our ownership interests in these three properties, we received over $30,000,000 in proceeds and the joint ventures assumed $163,000,000 of the secured debt related to these properties. We will continue to lease and manage the three properties on behalf of the joint venture.

On February 22, 2010, we created joint ventures in our mixed-use *University Park* project in Cambridge, Massachusetts. Under the terms of the joint venture agreements, Health Care REIT will acquire a 49% interest in the seven *University Park* life science properties owned solely by us. For its share of the joint ventures, Health Care REIT will invest $170,000,000 in cash and the joint ventures will assume $320,000,000 of secured debt on the seven buildings. We will retain a 51% ownership interest in the properties and will serve as asset and property manager for the joint ventures. The first-stage closing on February 22, 2010, included six of the buildings, valued at $610,000,000. Closing on the seventh building, valued at $58,000,000, is expected during the second quarter of 2010, subject to third-party consents.

Nonrecourse Mortgage Default

Subsequent to January 31, 2010, a balloon payment on one of our nonrecourse mortgages amounting to $73,500,000 came due and has not been resolved. While we are actively negotiating with the lender to resolve the past due mortgage, there is no assurance that the negotiations will be successful. The operations of the office building that serves as collateral for the mortgage is not material to our Consolidated Financial Statements.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, together with other statements and information publicly disseminated by us, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations that may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed in Item 1A of this Form 10-K and other factors that might cause differences, some of which could be material, include, but are not limited to, the impact of current lending and capital market conditions on our liquidity, ability to finance or refinance projects and repay our debt, the impact of the current economic environment on our ownership, development and management of our real estate portfolio, general real estate investment and development risks, liquidity risks we could face if we do not close the transaction with Onexim Group to create a strategic partnership for our Brooklyn Atlantic Yards project, vacancies in our properties, further downturns in the housing market, competition, illiquidity of real estate investments, bankruptcy or defaults of tenants, anchor store consolidations or closings, international activities, the impact of terrorist acts, risks associated with an investment in a professional sports team, our substantial debt leverage and the ability to obtain and service debt, the impact of restrictions imposed by our credit facility and senior debt, exposure to hedging agreements, the level and volatility of interest rates, the continued availability of tax-exempt government financing, the impact of credit rating downgrades, effects of uninsured or underinsured losses, environmental liabilities, conflicts of interest, risks associated with the sale of tax credits, risks associated with developing and managing properties in partnership with others, the ability to maintain effective internal controls, compliance with governmental regulations, increased legislative and regulatory scrutiny of the financial services industry, volatility in the market price of our publicly traded securities, litigation risks, as well as other risks listed from time to time in our reports filed with the Securities and Exchange Commission. We have no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Ongoing economic conditions have negatively impacted the lending and capital markets. Our market risk includes the increased difficulty or inability to obtain construction loans, refinance existing construction loans into long-term fixed-rate nonrecourse financing, refinance existing nonrecourse financing at maturity, obtain renewals or replacement of credit enhancement devices, such as letters of credit, or otherwise obtain funds by selling real estate assets or by raising equity (see the "Market Conditions May Negatively Impact Our Liquidity and Our Ability to Finance or Refinance Projects or Repay Our Debt" section of Item 1A. Risk Factors). We also have interest-rate exposure on our current variable-rate debt portfolio. During the construction period, we have historically used variable-rate debt to finance developmental projects. At January 31, 2010, our outstanding variable-rate debt portfolio consisted of $2,542,342,000 of taxable debt (which includes $83,516,000 related to the bank revolving credit facility) and $961,515,000 of tax-exempt variable-rate debt. Upon opening and achieving stabilized operations, we have historically procured long-term fixed-rate financing for our rental properties. However, due to the current market conditions, when available, we are currently extending maturities with existing lenders at current market terms. Additionally, we are exposed to interest rate risk upon maturity of our long-term fixed-rate financings.

To mitigate short-term variable interest rate risk, we have purchased interest rate hedges for our variable-rate debt as follows:

Taxable (Priced off of LIBOR Index)

	Caps		Swaps	
Period Covered	**Notional Amount**	**Average Base Rate**	**Notional Amount**	**Average Base Rate**
		(dollars in thousands)		
02/01/10-02/01/11 [(1)]	$ 1,110,116	4.73%	$ 1,221,406	4.53%
02/01/11-02/01/12	16,192	6.50	799,981	5.41
02/01/12-02/01/13	491,182	5.53	729,110	5.37
02/01/13-02/01/14	476,100	5.50	685,000	5.43
02/01/14-09/01/17	-	-	640,000	5.50

(1) These LIBOR-based hedges as of February 1, 2010 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2011.

Tax-Exempt (Priced off of SIFMA Index)

	Caps		Swap	
Period Covered	**Notional Amount**	**Average Base Rate**	**Notional Amount**	**Average Base Rate**
		(dollars in thousands)		
02/01/10-02/01/11	$ 175,025	5.84%	$ 57,000	3.21%
02/01/11-02/01/12	164,225	5.76	57,000	3.21
02/01/12-02/01/13	103,515	5.78	57,000	3.21

The tax-exempt caps and swap expressed above mainly represent protection that was purchased in conjunction with lender hedging requirements that require the borrower to protect against significant fluctuations in interest rates. Outside of such requirements, we generally do not hedge tax-exempt debt because, since 1990, the base rate of this type of financing has averaged 2.79% and has never exceeded 8.00%.

Forward Swaps

We purchased the interest rate hedges summarized in the tables above to mitigate variable interest rate risk. We have entered into derivative contracts that are intended to economically hedge certain risks of ours, even though the contracts do not qualify for hedge accounting or we have elected not to apply hedge accounting under the accounting guidance. In all situations in which hedge accounting is discontinued, or not elected, and the derivative remains outstanding, we will report the derivative at its fair value in our Consolidated Balance Sheets, immediately recognizing changes in the fair value in our Consolidated Statements of Operations.

We have entered into forward swaps to protect ourselves against fluctuations in the swap rate at terms ranging between five to ten years associated with forecasted fixed rate borrowings. At the time we secure and lock an interest rate on an anticipated financing, we intend to simultaneously terminate the forward swap associated with that financing. At January 31, 2010, we have two forward swaps, with notional amounts of $69,325,000 and $120,000,000, respectively, neither of which qualify as cash flow hedges under the accounting guidance on derivatives and hedging activities. As such, the change in fair value of these swaps is marked to market through earnings on a quarterly basis. Related to these forward swaps, we recorded ($4,761,000), $14,564,000 and $7,184,000 for the years ended January 31, 2010, 2009 and 2008, respectively, as an increase (reduction) of interest expense in our Consolidated Statements of Operations. During the year ended January 31, 2009, we purchased an interest rate floor in order to mitigate the interest rate risk on one of the forward swaps ($120,000,000 notional) should interest rates fall below a certain level.

Sensitivity Analysis to Changes in Interest Rates

Including the effect of the protection provided by the interest rate swaps, caps and long-term contracts in place as of January 31, 2010, a 100 basis point increase in taxable interest rates (including properties accounted for under the equity method, corporate debt and the effect of interest rate floors) would increase the annual pre-tax interest cost for the next 12 months of our variable-rate debt by approximately $9,407,000 at January 31, 2010. Although tax-exempt rates generally move in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates (including properties accounted for under the equity method) would increase the annual pre-tax interest cost for the next 12 months of our tax-exempt variable-rate debt by approximately $9,890,000 at January 31, 2010. The analysis above includes a portion of our taxable and tax-exempt variable-rate debt related to construction loans for which the interest expense is capitalized.

We estimate the fair value of our hedging instruments based on interest rate market and bond pricing models. At January 31, 2010 and 2009, we reported interest rate caps, floors and swaptions at fair value of approximately $1,771,000 and $2,419,000, respectively, in other assets in the Consolidated Balance Sheets. At January 31, 2010 and 2009, we included interest rate swap agreements and TRS that had a negative fair value of approximately $192,526,000 and $247,048,000, respectively, (which includes the forward swaps) in accounts payable and accrued expenses in the Consolidated Balance Sheets. At January 31, 2010 and 2009, we included interest rate swap agreements and TRS that had a positive fair value of approximately $2,154,000 and $7,364,000, respectively, in other assets in the Consolidated Balance Sheets.

We estimate the fair value of our long-term debt instruments by market rates, if available, or by discounting future cash payments at interest rates that approximate the current market. Based on these parameters, the table below contains the estimated fair value of our long-term debt at January 31, 2010.

	Carrying Value	Fair Value	Fair Value with 100 bp Decrease in Market Rates
		(in thousands)	
Fixed	$ 5,130,353	$ 4,885,651	$ 5,246,772
Variable			
Taxable	2,542,342	2,521,640	2,591,726
Tax-Exempt	961,515	925,718	1,040,210
Total Variable	$ 3,503,857	$ 3,447,358	$ 3,631,936
Total Long-Term Debt	$ 8,634,210	$ 8,333,009	$ 8,878,708

The following tables provide information about our financial instruments that are sensitive to changes in interest rates.

January 31, 2010

Long-Term Debt	Expected Maturity Date Year Ending January 31, 2011	2012	2013	2014	2015	Period Thereafter	Total Outstanding 1/31/10	Fair Market Value 1/31/10
				(dollars in thousands)				
Fixed:								
Fixed-rate debt	$ 251,132	$ 355,293	$ 331,624	$ 769,734	$ 525,140	$ 1,821,006	$ 4,053,929	$ 4,024,045
Weighted average interest rate	7.05 %	7.03 %	5.99 %	5.84 %	5.99 %	5.89 %	6.07 %	
Senior & subordinated debt [1]	-	98,944 [3]	-	-	198,480	779,000	1,076,424	861,606
Weighted average interest rate	- %	3.63 %	- %	- %	3.63 %	6.71 %	5.86 %	
Total Fixed-Rate Debt	251,132	454,237	331,624	769,734	723,620	2,600,006	5,130,353	4,885,651
Variable:								
Variable-rate debt	598,942	517,372	643,687	46,411	12,415	639,999	2,458,826	2,438,124
Weighted average interest rate[2]	3.72 %	4.19 %	5.12 %	6.05 %	1.43 %	6.40 %	4.92 %	
Tax-exempt	-	132,430	204,616	91,565	815	532,089	961,515	925,718
Weighted average interest rate[2]	- %	2.60 %	2.47 %	1.52 %	3.70 %	1.60 %	1.92 %	
Bank revolving credit facility [1]	-	-	83,516	-	-	-	83,516	83,516
Weighted average interest rate[2]	- %	- %	5.75 %	- %	- %	- %	5.75 %	
Subordinated debt [1]	-	-	-	-	-	-	-	-
Weighted average interest rate	- %	- %	- %	- %	- %	- %	- %	
Total Variable-Rate Debt	598,942	649,802	931,819	137,976	13,230	1,172,088	3,503,857	3,447,358
Total Long-Term Debt	$ 850,074	$ 1,104,039	$ 1,263,443	$ 907,710	$ 736,850	$ 3,772,094	$ 8,634,210	$ 8,333,009
Weighted average interest rate	4.70 %	4.86 %	4.96 %	5.41 %	5.27 %	5.54 %	5.25 %	

(1) Represents recourse debt.

(2) Weighted average interest rate is based on current market rates as of January 31, 2010.

(3) Represents the principal amount of the puttable equity-linked senior notes of $105,067 less the unamortized discount of $6,123 as of January 31, 2010, as adjusted for the adoption of accounting guidance for convertible debt instruments. This unamortized discount is accreted through interest expense, which resulted in an effective interest rate of 7.51% that is reflected in our Consolidated Statements of Operations.

January 31, 2009

	Expected Maturity Date Year Ending January 31,							
Long-Term Debt	**2010**	**2011**	**2012**	**2013**	**2014**	**Period Thereafter**	**Total Outstanding 1/31/09**	**Fair Market Value 1/31/09**
				(dollars in thousands)				
Fixed:								
Fixed-rate debt	$ 182,492	$ 220,677	$ 371,070	$ 331,067	$ 782,056	$ 2,227,383	$ 4,114,745	$ 3,904,730
Weighted average interest rate	6.74 %	7.17 %	7.04 %	5.97 %	5.82 %	5.80 %	6.04 %	
Senior & subordinated debt [1]	-	-	248,154 [3]	-	-	579,000	827,154	408,338
Weighted average interest rate	- %	- %	3.63 %	- %	- %	7.30 %	6.20 %	
Total Fixed-Rate Debt	182,492	220,677	619,224	331,067	782,056	2,806,383	4,941,899	4,313,068
Variable:								
Variable-rate debt	700,224	446,192	185,413	45,366	46,412	652,413	2,076,020	1,861,607
Weighted average interest rate[2]	3.63 %	2.45 %	3.55 %	6.26 %	6.05 %	6.31 %	4.32 %	
Tax-exempt	-	-	33,520	204,616	765	648,724	887,625	797,144
Weighted average interest rate[2]	- %	- %	3.11 %	2.46 %	1.03 %	1.47 %	1.76 %	
Bank revolving credit facility [1]	-	365,500	-	-	-	-	365,500	365,500
Weighted average interest rate[2]	- %	2.98 %	- %	- %	- %	- %	2.98 %	
Subordinated debt [1]	-	18,910	-	-	-	-	18,910	18,910
Weighted average interest rate	- %	1.43 %	- %	- %	- %	- %	1.43 %	
Total Variable-Rate Debt	700,224	830,602	218,933	249,982	47,177	1,301,137	3,348,055	3,043,161
Total Long-Term Debt	$ 882,716	$ 1,051,279	$ 838,157	$ 581,049	$ 829,233	$ 4,107,520	$ 8,289,954	$ 7,356,229
Weighted average interest rate	4.27 %	3.61 %	5.10 %	4.76 %	5.83 %	5.41 %	5.02 %	

(1) Represents recourse debt.

(2) Weighted average interest rate is based on current market rates as of January 31, 2009.

(3) Represents the principal amount of the puttable equity-linked senior notes of $272,500 less the unamortized discount of $24,346 as of January 31, 2009, as adjusted for the adoption of accounting guidance for convertible debt instruments. This unamortized discount is accreted through interest expense, which resulted in an effective interest rate of 7.51% that is reflected in our Consolidated Statements of Operations.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

	Page
Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	93
Consolidated Balance Sheets	94
Consolidated Statements of Operations	95
Consolidated Statements of Comprehensive Income (Loss)	96
Consolidated Statements of Equity	97
Consolidated Statements of Cash Flows	98
Notes to Consolidated Financial Statements	102
Supplementary Data:	
Quarterly Consolidated Financial Data (Unaudited)	158
Financial Statement Schedules:	
Schedule II – Valuation and Qualifying Accounts	167
Schedule III – Real Estate and Accumulated Depreciation	168

All other schedules are omitted because they are not applicable or the required information is presented in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Forest City Enterprises, Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operation, comprehensive income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Forest City Enterprises, Inc and its subsidiaries (the "Company") at January 31, 2010 and January 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material aspects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt instruments and noncontrolling interests and in the manner it computes earnings per share in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
March 30, 2010

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Balance Sheets

	January 31, 2010	January 31, 2009
	(in thousands)	
Assets		
Real Estate		
Completed rental properties	$ **8,479,802**	$ 8,212,144
Projects under development	**2,641,170**	2,241,216
Land held for development or sale	**219,807**	195,213
Total Real Estate	**11,340,779**	10,648,573
Less accumulated depreciation	**(1,593,658)**	(1,419,271)
Real Estate, net	**9,747,121**	9,229,302
Cash and equivalents	**251,405**	267,305
Restricted cash	**427,921**	291,224
Notes and accounts receivable, net	**388,536**	427,410
Investments in and advances to affiliates	**265,343**	228,995
Other assets	**836,385**	936,271
Total Assets	**$ 11,916,711**	$ 11,380,507
Liabilities and Equity		
Liabilities		
Mortgage debt, nonrecourse	$ **7,474,270**	$ 7,078,390
Notes payable	**158,798**	181,919
Bank revolving credit facility	**83,516**	365,500
Senior and subordinated debt	**1,076,424**	846,064
Accounts payable and accrued expenses	**1,181,493**	1,277,199
Deferred income taxes	**437,370**	455,336
Total Liabilities	**10,411,871**	10,204,408
Commitments and Contingencies	**-**	-
Equity		
Shareholders' Equity		
Preferred stock - without par value; 10,000,000 shares authorized; no shares issued	**-**	-
Common stock - $.33 1/3 par value		
Class A, 271,000,000 shares authorized, 132,836,322 and 80,082,126 shares issued and 132,808,270 and 80,080,262 shares outstanding, respectively	**44,279**	26,694
Class B, convertible, 56,000,000 shares authorized, 22,516,208 and 22,798,025 shares issued and outstanding, respectively; 26,257,961 issuable	**7,505**	7,599
	51,784	34,293
Additional paid-in capital	**571,189**	267,796
Retained earnings	**613,073**	643,724
Less treasury stock, at cost; 28,052 and 1,864 Class A shares, respectively	**(154)**	(21)
Shareholders' equity before accumulated other comprehensive loss	**1,235,892**	945,792
Accumulated other comprehensive loss	**(87,266)**	(107,521)
Total Shareholders' Equity	**1,148,626**	838,271
Noncontrolling Interest	**356,214**	337,828
Total Equity	**1,504,840**	1,176,099
Total Liabilities and Shareholders' Equity	**$ 11,916,711**	$ 11,380,507

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended January 31,		
	2010	2009	2008
	(in thousands, except per share data)		
Revenues from real estate operations	$ **1,257,222**	$ 1,280,570	$ 1,276,473
Expenses			
Operating expenses	**716,571**	780,798	780,373
Depreciation and amortization	**267,408**	266,785	227,153
Impairment of real estate	**26,526**	1,262	102
	1,010,505	1,048,845	1,007,628
Interest expense	**(350,270)**	(364,338)	(322,757)
Amortization of mortgage procurement costs	**(13,974)**	(12,029)	(11,181)
Gain (loss) on early extinguishment of debt	**36,569**	(2,159)	(8,334)
Interest and other income	**54,005**	42,417	73,265
Gain on disposition of other investments	**-**	150	603
Earnings (loss) before income taxes	**(26,953)**	(104,234)	441
Income tax expense (benefit)			
Current	**5,416**	(27,587)	(10,413)
Deferred	**(24,966)**	(2,532)	13,523
	(19,550)	(30,119)	3,110
Equity in earnings (loss) of unconsolidated entities	**21,303**	(14,300)	20,542
Impairment of unconsolidated entities	**(36,356)**	(21,285)	(11,469)
Earnings (loss) from continuing operations	**(22,456)**	(109,700)	6,404
Discontinued operations, net of tax:			
Operating earnings (loss) from rental properties before impairments	**897**	1,431	(1,086)
Impairment of real estate	**(5,984)**	-	-
Gain on disposition of rental properties	**2,784**	8,159	64,604
Gain on disposition of Lumber Group	**718**	680	642
	(1,585)	10,270	64,160
Net earnings (loss)	**(24,041)**	(99,430)	70,564
Noncontrolling interests			
Earnings from continuing operations attributable to noncontrolling interests	**(6,610)**	(13,817)	(19,504)
Loss from discontinued operations attributable to noncontrolling interests	**-**	-	513
	(6,610)	(13,817)	(18,991)
Net earnings (loss) attributable to Forest City Enterprises, Inc.	$ **(30,651)**	$ (113,247)	$ 51,573
Basic and diluted earnings (loss) per common share			
Loss from continuing operations attributable to Forest City Enterprises, Inc.	$ **(0.21)**	$ (1.20)	$ (0.13)
Earnings (loss) from discontinued operations attributable to Forest City Enterprises, Inc.	**(0.01)**	0.10	0.63
Net earnings (loss) attributable to Forest City Enterprises, Inc.	$ **(0.22)**	$ (1.10)	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Net earnings (loss)	$ **(24,041)**	$ (99,430)	$ 70,564
Other comprehensive income (loss), net of tax:			
Unrealized net losses on investment securities	**(187)**	(172)	(139)
Foreign currency translation adjustments	**474**	(1,372)	-
Unrealized net gains (losses) on interest rate derivative contracts	**20,291**	(33,334)	(58,857)
Total other comprehensive income (loss), net of tax	**20,578**	(34,878)	(58,996)
Comprehensive income (loss)	**(3,463)**	(134,308)	11,568
Comprehensive income attributable to noncontrolling interest	**(6,933)**	(13,804)	(17,983)
Total comprehensive loss attributable to Forest City Enterprises, Inc.	$ **(10,396)**	$ (148,112)	$ (6,415)

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Equity

(in thousands)

	Common Stock				Additional Paid-In Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total
	Class A		Class B								
	Shares	Amount	Shares	Amount			Shares	Amount			
Balances at January 31, 2007 as reported	76,693	$ 25,564	25,254	$ 8,418	$ 247,884	$ 762,062	65	$ (3,449)	$ (14,668)	$ -	$ 1,025,811
Retrospective adoption of accounting guidance for convertible instruments					26,631	(229)					26,402
Reclassification upon adoption of accounting guidance for noncontrolling interests										314,616	314,616
Balances at January 31, 2007 as adjusted	76,693	$ 25,564	25,254	$ 8,418	$ 274,515	$ 761,833	65	$ (3,449)	$ (14,668)	$ 314,616	$ 1,366,829
Cumulative effect of change in accounting for uncertain tax positions						245					245
Net earnings						51,573				18,991	70,564
Other comprehensive loss, net of tax									(57,988)	(1,008)	(58,996)
Dividends $.31 per share						(31,861)					(31,861)
Purchase of treasury stock							78	(4,272)			(4,272)
Conversion of Class B to Class A shares	866	289	(866)	(289)							-
Exercise of stock options	583	194			8,520						8,714
Excess income tax benefit from stock based compensation					3,748						3,748
Restricted stock granted out of treasury	(107)	(36)			(6,020)		(107)	6,056			-
Restricted stock vested	203	68			(68)						-
Stock-based compensation					19,064						19,064
Distribution of accumulated equity to noncontrolling partners					(43,770)						(43,770)
Removal of noncontrolling interest due to sale of assets or acquisition of partners' noncontrolling interest										(14,811)	(14,811)
Contributions from noncontrolling interests										30,362	30,362
Distributions to noncontrolling interests										(61,500)	(61,500)
Other changes in noncontrolling interests										(4,961)	(4,961)
Balances at January 31, 2008	78,238	$ 26,079	24,388	$ 8,129	$ 255,989	$ 781,790	36	$ (1,665)	$ (72,656)	$ 281,689	$ 1,279,355
Net loss						(113,247)				13,817	(99,430)
Other comprehensive loss, net of tax									(34,865)	(13)	(34,878)
Dividends $.24 per share						(24,819)					(24,819)
Purchase of treasury stock							19	(663)			(663)
Conversion of Class B to Class A shares	1,590	530	(1,590)	(530)							-
Exercise of stock options	44	16			(1,190)		(53)	2,307			1,133
Reversal of excess income tax benefit from stock based compensation					(3,748)						(3,748)
Purchase of Puttable Equity-Linked Senior Notes due 2011 (Note H)					(374)						(374)
Restricted stock vested	82	27			(27)						-
Stock-based compensation					17,120						17,120
Conversion of Class A Common Units	128	42			3,736					(12,624)	(8,846)
Distribution of accumulated equity to noncontrolling partners					(3,710)						(3,710)
Removal of noncontrolling interest due to sale of assets or acquisition of partners' noncontrolling interest										3,197	3,197
Change to full consolidation method of accounting for subsidiaries										27,495	27,495
Contributions from noncontrolling interests										45,643	45,643
Distributions to noncontrolling interests										(27,069)	(27,069)
Other changes in noncontrolling interests										5,693	5,693
Balances at January 31, 2009	80,082	$ 26,694	22,798	$ 7,599	$ 267,796	$ 643,724	2	$ (21)	$ (107,521)	$ 337,828	$ 1,176,099
Net loss						(30,651)				6,610	(24,041)
Other comprehensive loss, net of tax									20,255	323	20,578
Issuance of Class A common shares in equity offering	52,325	17,442			312,475						329,917
Purchase of treasury stock							26	(133)			(133)
Conversion of Class B to Class A shares	282	94	(282)	(94)							-
Exercise of stock options	15	5			123						128
Excess income tax benefit (deficiency) from stock based compensation					(2,068)						(2,068)
Exchange of Puttable Equity-Linked Senior Notes due 2011 (Note H)					(17,490)						(17,490)
Purchase of Convertible Senior Note hedge, net of tax (Note H)					(9,734)						(9,734)
Restricted stock vested	132	44			(44)						-
Stock-based compensation					16,738						16,738
Acquisition of partners' noncontrolling interest in consolidated subsidiary					3,393					(3,393)	-
Contributions from noncontrolling interests										21,831	21,831
Distributions to noncontrolling interests										(12,339)	(12,339)
Change to full consolidation method of accounting for a subsidiary										5,010	5,010
Other changes in noncontrolling interests										344	344
Balances at January 31, 2010	132,836	$ 44,279	22,516	$ 7,505	$ 571,189	$ 613,073	28	$ (154)	$ (87,266)	$ 356,214	$ 1,504,840

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Net earnings (loss)	**$ (24,041)**	$ (99,430)	$ 70,564
Depreciation and amortization	**267,408**	266,785	227,153
Amortization of mortgage procurement costs	**13,974**	12,029	11,181
Impairment of real estate	**26,526**	1,262	102
Impairment of unconsolidated entities	**36,356**	21,285	11,469
Write-off of abandoned development projects	**27,415**	52,211	19,087
(Gain) loss on early extinguishment of debt, net of cash prepayment penalties	**(36,569)**	(3,325)	8,334
Other income - net gain on sale of ownership interest in parking management company (2008) and net gain on sale of development project (2007)	**-**	(3,350)	(17,830)
Gain on disposition of other investments	**-**	(150)	(603)
Deferred income tax expense (benefit)	**(24,966)**	(2,532)	13,523
Equity in (earnings) loss of unconsolidated entities	**(21,303)**	14,300	(20,542)
Stock-based compensation expense	**7,509**	8,505	10,716
Excess income tax benefit from stock-based compensation	**-**	3,569	(3,569)
Amortization and mark-to-market adjustments of derivative instruments	**4,106**	36,518	7,247
Non-cash interest expense related to Puttable Equity-Linked Senior Notes	**6,917**	8,943	8,638
Cash distributions from operations of unconsolidated entities	**39,770**	52,511	41,412
Discontinued operations:			
Depreciation and amortization	**1,347**	4,942	7,418
Amortization of mortgage procurement costs	**50**	418	533
Impairment of real estate	**9,775**	-	-
Loss on early extinguishment of debt	**-**	-	984
Deferred income tax expense (benefit)	**(1,853)**	(13,572)	15,672
Gain on disposition of rental properties and Lumber Group	**(5,720)**	(14,405)	(106,333)
Cost of sales of land included in projects under development and completed rental properties	**35,607**	17,541	54,888
Increase in land held for development or sale	**(6,861)**	(16,994)	(12,311)
Decrease (increase) in notes and accounts receivable	**12,912**	13,684	(87,435)
Decrease in other assets	**15,566**	2,604	5,059
(Increase) decrease in restricted cash used for operating purposes	**(4,917)**	6,435	(9,287)
Increase (decrease) in accounts payable and accrued expenses	**42,527**	(63,758)	22,322
Net cash provided by operating activities	**$ 421,535**	$ 306,026	$ 278,392

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
Cash Flows from Investing Activities			
Capital expenditures, including real estate acquisitions	**$ (942,609)**	$ (1,086,367)	$ (1,246,819)
Payment of lease procurement costs	**(13,153)**	(36,826)	(32,583)
Decrease (increase) in other assets	**2,373**	(42,386)	(114,891)
(Increase) decrease in restricted cash used for investing purposes	**(132,329)**	(82,079)	101,876
Proceeds from disposition of rental properties and other investments	**13,086**	39,217	298,163
Increase in investments in and advances to affiliates	**(81,314)**	(61,715)	(174,347)
Net cash used in investing activities	**(1,153,946)**	(1,270,156)	(1,168,601)
Cash Flows from Financing Activities			
Sale of common stock, net	**329,917**	-	-
Proceeds from Convertible Senior Notes due 2016, net of $6,838 of issuance costs	**193,162**	-	-
Payment for Convertible Senior Notes hedge transaction	**(15,900)**	-	-
Proceeds from Puttable Equity-Linked Senior Notes due 2014, net of $2,803 of issuance costs and discount	**29,764**	-	-
Purchase of Puttable Equity-Linked Senior Notes due 2011	**-**	(10,571)	-
Proceeds from nonrecourse mortgage debt	**746,542**	1,210,657	1,930,368
Principal payments on nonrecourse mortgage debt	**(259,239)**	(571,295)	(877,206)
Proceeds from notes payable	**40,928**	75,558	71,041
Payments on notes payable	**(18,759)**	(37,513)	(71,812)
Borrowings on bank revolving credit facility	**844,000**	670,000	527,000
Payments on bank revolving credit facility	**(1,125,984)**	(343,500)	(488,000)
Payment of subordinated debt	**(20,400)**	-	-
Change in restricted cash and book overdrafts	**(4,251)**	42,912	(51,148)
Payment of deferred financing costs	**(32,756)**	(34,491)	(37,321)
Purchase of treasury stock	**(133)**	(663)	(4,272)
Exercise of stock options	**128**	1,133	8,714
Excess income tax benefit from stock-based compensation	**-**	(3,569)	3,569
Distributions of accumulated equity to noncontrolling partners	**-**	(3,710)	(43,770)
Acquisition of partners' noncontrolling interest	**-**	-	(14,811)
Contributions from noncontrolling interests	**21,831**	45,643	30,362
Distributions to noncontrolling interests	**(12,339)**	(27,069)	(61,500)
Payment in exchange for 119,000 Class A Common Units	**-**	(3,501)	-
Dividends paid to shareholders	**-**	(33,020)	(30,784)
Net cash provided by financing activities	**716,511**	977,001	890,430
Net (decrease) increase in cash and equivalents	**(15,900)**	12,871	221
Cash and equivalents at beginning of period	**267,305**	254,434	254,213
Cash and equivalents at end of period	**$ 251,405**	$ 267,305	$ 254,434

The accompanying notes are an integral part of these consolidated financial statements.

Forest City Enterprises, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Supplemental Non-Cash Disclosures:

The table below represents the effect of the following non-cash transactions for the years ended January 31, 2010, 2009 and 2008:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Operating activities			
Increase in land held for development or sale (2)(13)(15)(16)	**$ (50,740)**	$ (36,033)	$ (27,127)
Decrease (increase) in notes and accounts receivable (2)(6)(9)(10)(12)(16)	**10,842**	(2,440)	(42,193)
Decrease (increase) in other assets (2)(3)(6)(9)(10)	**46,620**	(122,254)	(66,777)
Increase in restricted cash (2)(6)(9)	**(142)**	(144)	(2,486)
(Decrease) increase in accounts payable and accrued expenses (2)(3)(6)(9)(10)(13)(16)	**(97,233)**	214,469	103,278
Total effect on operating activities	**$ (90,653)**	$ 53,598	$ (35,305)
Investing activities			
Decrease (increase) in projects under development (2)(8)(15)(16)(17)	**$ 108,000**	$ (454,089)	$ 18,884
(Increase) decrease in completed rental properties (2)(6)(9)(10)(11)(12)(14)(15)(16)	**(2,551)**	25,531	(53,488)
Increase in restricted cash (2)(9)	**-**	(19,571)	(16)
Non-cash proceeds from disposition of properties (1)	**70,554**	72,881	77,960
Decrease (increase) in investments in and advances to affiliates (2)(6)(8)(9)	**12,789**	168,987	(3,915)
Total effect on investing activities	**$ 188,792**	$ (206,261)	$ 39,425
Financing activities			
(Decrease) increase in nonrecourse mortgage debt (1)(2)(6)(9)(10)(14)	**$ (66,889)**	$ 124,239	$ (9,979)
Increase in senior and subordinated debt (4)	**11,414**	-	-
Decrease in notes payable (3)	**(45,490)**	-	-
Increase in restricted cash (9)	**-**	-	(1,412)
Decrease in deferred tax liability (4)(5)	**(6,218)**	-	-
Increase in additional paid-in capital (4)(5)(7)(11)(17)	**7,427**	12,351	8,348
Increase in noncontrolling interest (2)(6)(7)(11)	**1,617**	16,031	-
Increase in class A common stock (11)	**-**	42	-
Dividends declared but not yet paid	**-**	-	(1,077)
Total effect on financing activities	**$ (98,139)**	$ 152,663	$ (4,120)

(1) Assumption of nonrecourse mortgage debt by the buyer upon disposition of *Sterling Glen of Great Neck* and *Sterling Glen of Glen Cove*, supported-living apartment communities in the Residential Group, and *Grand Avenue*, a specialty retail center in the Commercial Group, during the year ended January 31, 2010, *Sterling Glen of Rye Brook* and *Sterling Glen of Lynbrook*, supported-living apartment communities in the Residential Group during the year ended January 31, 2009 and *Sterling Glen of Bayshore*, a supported-living apartment community, and *Sterling Glen of Roslyn*, a development project, in the Residential Group during the year ended January 31, 2008.

(2) Change to full consolidation method of accounting from equity method due to the occurrence of a triggering event for *Gladden Farms II* in the Land Development Group during the year ended January 31, 2010, *Independence Place I* apartments in the Residential Group, *Waterfront Station*, *Village at Gulfstream*, *Shops at Wiregrass* and a mixed-use development project located in Las Vegas, Nevada in the Commercial Group and *Gladden Forest* in the Land Development Group during the year ended January 31, 2009 and *Oceanpointe Towers* apartments in the Residential Group during the year ended January 31, 2008.

(3) Extinguishment for accounting purposes of a defeased loan related to *Sterling Glen of Rye Brook* applying securities that were reserved for the sole purpose of extinguishing this note payable.

(4) Exchange of a portion of the Company's Puttable Equity-Linked Senior Notes due October 15, 2011 for a new issue of Puttable Equity-Linked Senior Notes due October 15, 2014 during the year ended January 31, 2010 (see Note H – Senior and Subordinated Debt).

(5) Recording of a deferred tax asset on the purchased hedge transactions in conjunction with the issuance of the Company's Convertible Senior Notes due October 15, 2016 during the year ended January 31, 2010 (see Note H – Senior and Subordinated Debt).

The accompanying notes are an integral part of these consolidated financial statements.

(6) Exchange of the Company's 50% ownership interest in *Boulevard Towers*, an equity method investment in the Residential Group, for 100% ownership in *North Church Towers*, an apartment complex in the Residential Group, during the year ended January 31, 2010 and exchange of the Company's controlling ownership interests in seventeen single-tenant pharmacy properties for the noncontrolling ownership interest in two entities during the year ended January 31, 2009.

(7) Acquisition of a partner's 50% noncontrolling interest in *Gladden Farms* in the Land Development Group during the year ended January 31, 2010.

(8) Change to equity method of accounting from full consolidation due to admission of a 50% partner in a Residential Group development project during the year ended January 31, 2009.

(9) Change to full consolidation method of accounting from equity method due to the acquisition of partners' interests in *Village Center* apartments in the Residential Group during the year ended January 31, 2009 and *Midtown Towers* apartments, *Sterling Glen of Glen Cove* and *Sterling Glen of Great Neck* in the Residential Group during the year ended January 31, 2008.

(10) Amounts related to purchase price allocations in the Commercial Group during the year ended January 31, 2009 for the following office buildings: *New York Times*, *Twelve MetroTech Center*, *Commerce Court*, *Colorado Studios* and *Richmond Office Park*, and during the year ended January 31, 2008 for the New York portfolio transaction that closed in November 2006 (see Note T – Class A Common Units) and *Galleria at Sunset,* a regional mall.

(11) Exchange of the Class A Common Units during the year ended January 31, 2009 (see Note T – Class A Common Units).

(12) A reduction in the net book value of a building at *Easthaven at the Village,* an apartment community, due to a property casualty loss that occurred during the year ended January 31, 2008.

(13) Exercise of the option to purchase a piece of land in Prosper, Texas during the year ended January 31, 2008 that resulted in the Company no longer being deemed the primary beneficiary and reversal of the amount of the investment that was deemed to be at risk.

(14) Assumption of nonrecourse mortgage debt due to the acquisition of properties in the Commercial Group during the year ended January 31, 2008.

(15) Commercial Group and Residential Group outlots reclassified prior to sale from projects under development or completed rental properties to land held for sale.

(16) Increase or decrease in construction payables included in accounts payable and accrued expenses.

(17) Capitalization of stock-based compensation granted to employees directly involved with the development and construction of real estate.

The accompanying notes are an integral part of these consolidated financial statements.

A. Summary of Significant Accounting Policies

Nature of Business

Forest City Enterprises, Inc. (the "Company") principally engages in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. The Company operates through three strategic business units and five reportable segments. The three strategic business units/reportable segments are the Commercial Group, Residential Group and Land Development Group (collectively, the "Real Estate Groups"). The **Commercial Group**, the Company's largest strategic business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. The **Residential Group** owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. Additionally, the Residential Group develops for-sale condominium projects and also owns interests in entities that develop and manage military family housing. New York City operations are part of the Commercial Group or Residential Group depending on the nature of the operations. The **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.

Corporate Activities and **The Nets**, a member of the National Basketball Association ("NBA") in which the Company accounts for its investment on the equity method of accounting, are other reportable segments of the Company.

The Company has approximately $11.9 billion of consolidated assets in 27 states and the District of Columbia at January 31, 2010. The Company's core markets include Boston, the state of California, Chicago, Denver, the New York City/Philadelphia metropolitan area and the Greater Washington D.C./Baltimore metropolitan area. The Company has offices in Albuquerque, Boston, Chicago, Denver, London (England), Los Angeles, New York City, San Francisco, Washington, D.C., and the Company's corporate headquarters in Cleveland, Ohio.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Forest City Enterprises, Inc., its wholly-owned subsidiaries and entities in which it has a controlling interest in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in consolidation.

In accordance with accounting guidance on consolidation of variable interest entities ("VIE"), the Company consolidates a VIE in which it has a variable interest (or a combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, based on an assessment performed at the time the Company becomes involved with the entity. VIEs are entities in which the equity investors, as a group, do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company reconsiders this assessment only if the entity's governing documents or the contractual arrangements among the parties involved change in a manner that changes the characteristics or adequacy of the entity's equity investment at risk, some or all of the equity investment is returned to the investors and other parties become exposed to expected losses of the entity, the entity undertakes additional activities or acquires additional assets beyond those that were anticipated at inception or at the last reconsideration date that increase its expected losses, or the entity receives an additional equity investment that is at risk, or curtails or modifies its activities in a way that decreases its expected losses (See the Variable Interest Entities section of this Note).

For entities not deemed to be VIEs, the Company consolidates those entities in which it exerts effective control or owns a majority of the voting securities or interests, except in those instances in which the minority voting interest owner effectively participates through substantive participative rights. The Company has concluded that it does not control a partially owned entity, despite an ownership interest of 50% or greater, if the entity is not considered a VIE and the partners/members have substantive participating rights. Substantive participative rights include the ability to select, terminate, and set compensation of the investee's management, approve refinancings, and participate in capital and operating decisions of the investee (including budgets), in the ordinary course of business.

Retrospective Adoption of Accounting Guidance for Convertible Debt Instruments

The accounting guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlements) to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. This accounting guidance changed the accounting treatment for the Company's 3.625% Puttable Equity-Linked Senior Notes due October 2011 (the "2011 Notes"), which were issued in October 2006 by requiring the initial debt proceeds from the sale of the 2011 Notes to be allocated between a liability component and an equity component. This allocation is based upon what the assumed interest rate would have been on the date of issuance if the Company had issued similar nonconvertible debt. The resulting

A. Summary of Significant Accounting Policies (continued)

debt discount will be amortized over the debt instrument's expected life as additional non-cash interest expense. Due to the increase in interest expense, the Company recorded additional capitalized interest based on its qualifying expenditures on its development projects. Deferred financing costs decreased related to the reallocation of the original issuance costs between the debt instrument and equity component and the gain recognized from the purchase of $15,000,000, in principal, of the 2011 Notes during the three months ended October 31, 2008 was adjusted to reflect the requirements of gain recognition under this accounting guidance (see Note H - Senior and Subordinated Debt).

The following tables reflect the Company's as reported amounts along with the as adjusted amounts as a result of the retrospective adoption of this accounting guidance as of January 31, 2009 and for the years ended January 31, 2009 and 2008:

	January 31, 2009		
	As Reported	Retrospective Adjustments	As Adjusted
		(in thousands)	
Consolidated Balance Sheets			
Real estate, net	$ 9,212,834	$ 16,468	$ 9,229,302
Other assets	936,902	(631)	936,271
Senior and subordinated debt	870,410	(24,346)	846,064
Deferred income taxes	439,282	16,054	455,336
Additional paid-in capital	241,539	26,257	267,796
Retained earnings	645,852	(2,128)	643,724

	January 31, 2009			January 31, 2008		
	As Reported	Retrospective Adjustments	As Adjusted	As Reported	Retrospective Adjustments	As Adjusted
			(in thousands, except per share data)			
Consolidated Statements of Operations[1]						
Depreciation and amortization	$ 266,604	$ 181	$ 266,785	$ 227,113	$ 40	$ 227,153
Interest expense, net of capitalized interest	363,284	1,054	364,338	321,394	1,363	322,757
Loss (gain) on early extinguishment of debt	1,670	489	2,159	8,334	-	8,334
Deferred income tax loss (benefit)	(1,855)	(677)	(2,532)	14,074	(551)	13,523
Earnings (loss) from continuing operations	(108,653)	(1,047)	(109,700)	7,256	(852)	6,404
Net earnings (loss) attributable to Forest City Enterprises, Inc.	(112,200)	(1,047)	(113,247)	52,425	(852)	51,573
Net earnings (loss) attributable to Forest City Enterprises, Inc. per share - basic and diluted	(1.09)	(0.01)	(1.10)	0.51	(0.01)	0.50

(1) Adjusted to reflect the impact of discontinued operations (see Note R) and the impact of noncontrolling interest.

Noncontrolling Interest

Interests held by partners in real estate partnerships consolidated by the Company are reflected in noncontrolling interest, previously referred to as minority interest, on the Consolidated Balance Sheets. Noncontrolling interest represents the noncontrolling partners' share of the underlying net assets of the Company's consolidated subsidiaries. In December 2007, the Financial Accounting Standards Board ("FASB") issued accounting guidance for noncontrolling interests and the objective of this accounting guidance is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. The Company adopted this accounting guidance on February 1, 2009 and adjusted its January 31, 2009 Consolidated Balance Sheet to reflect noncontrolling interest as a component of total equity. Included in the balance sheet reclass was $58,247,000 of accumulated deficit noncontrolling interest resulting from deficit restoration obligations of noncontrolling partners, previously recorded as a component of investments in and advances to affiliates. In addition, the Company reclassed noncontrolling interest on its Consolidated Statement of Operations for the years ended January 31, 2009 and 2008.

A. Summary of Significant Accounting Policies (continued)

During May 2009, the Company acquired the noncontrolling interest in a consolidated subsidiary. The basis difference between the Company's carrying amount and the proceeds paid is recorded as an adjustment to additional paid-in capital in accordance with accounting guidance for noncontrolling interests. Below is the disclosure required by this accounting guidance.

		Year Ended January 31, 2010
		(in thousands)
Net loss attributable to Forest City Enterprises, Inc.	$	(30,651)
Transfer from noncontrolling interests:		
Increase in Forest City Enterprises, Inc. additional paid-in capital due to acquisition of a consolidated subsidiary's noncontrolling interest		3,393
Pro forma net loss attributable to Forest City Enterprises, Inc.	$	(27,258)

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the FASB issued accounting guidance addressing whether instruments granted in share-based payment transactions are participating securities. This new accounting guidance requires that nonvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents be treated as participating securities in the computation of earnings per share pursuant to the two-class method. This accounting guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted the new guidance for the year ended January 31, 2010 and has adjusted its computation of earnings per share for the years ended January 31, 2009 and 2008 to conform to the new guidance.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. Some of the critical estimates made by the Company include, but are not limited to, estimates of useful lives for long-lived assets, reserves for collection on accounts and notes receivable and other investments, impairment of real estate, other-than-temporary impairments on its equity method investments and the computation of expected losses on VIEs. As a result of the nature of estimates made by the Company, actual results could differ.

Reclassification

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation.

Fiscal Year

The years 2009, 2008 and 2007 refer to the fiscal years ended January 31, 2010, 2009 and 2008, respectively.

Recognition of Revenue

Real Estate Sales – The Company follows the accounting guidance on the sales of real estate. The specific timing of a sale is measured against various criteria in the accounting guidance related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the deposit, finance, installment or cost recovery methods, as appropriate.

The Company follows the accounting guidance on the impairment or disposal of long-lived assets for reporting dispositions of operating properties. Assuming no significant continuing involvement, all earnings of properties which have been sold or determined by management to be held for sale are reported as discontinued operations. The Company considers assets held for sale when the transaction has been approved by the appropriate level of management and there are no significant contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential sale is evaluated based on its separate facts and circumstances.

A. Summary of Significant Accounting Policies (continued)

Leasing Operations – The Company enters into leases with tenants in its rental properties. The lease terms of tenants occupying space in the retail centers and office buildings generally range from 1 to 30 years, excluding leases with certain anchor tenants, which typically run longer. Minimum rents are recognized on a straight-line basis over the non-cancelable term of the related lease, which include the effects of rent steps and rent abatements under the leases. Overage rents are recognized in accordance with accounting guidance on revenue recognition, which states that this income is to be recognized only after the contingency has been removed (i.e., sales thresholds have been achieved). Recoveries from tenants for taxes, insurance and other commercial property operating expenses are recognized as revenues in the period the applicable costs are incurred. See Note N - Leases for further information on tenant reimbursements.

Construction – Revenues and profit on long-term fixed-price contracts are recorded using the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred.

Military Housing Fee Revenues – Revenues for development fees related to the Company's military housing projects are earned based on a contractual percentage of the actual development costs incurred by the military housing projects and are recognized on a monthly basis as the costs are incurred. The Company also recognizes additional development incentive fees based upon successful completion of certain criteria, such as incentives to realize development cost savings, encourage small and local business participation, comply with specified safety standards and other project management incentives as specified in the development agreements. Base development and development incentive fees of $14,030,000, $62,180,000 and $56,045,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Revenues for construction management fees are earned based on a contractual percentage of the actual construction costs incurred by the military housing projects and are recognized on a monthly basis as the costs are incurred. The Company also recognizes certain construction incentive fees based upon successful completion of certain criteria as set forth in the construction contracts. Base construction and incentive fees of $9,857,000, $13,505,000 and $10,012,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Revenues for property management and asset management fees are earned based on a contractual percentage of the annual net rental income and annual operating income, respectively that is generated by the military housing privatization projects as defined in the agreements. The Company also recognizes certain property management incentive fees based upon successful completion of certain criteria as set forth in the property management agreements. Property management, management incentive and asset management fees of $15,448,000, $14,318,000 and $9,357,000 were recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in revenues from real estate operations in the Consolidated Statements of Operations.

Recognition of Costs and Expenses

Operating expenses primarily represent the recognition of operating costs, which are charged to operations as incurred, administrative expenses and taxes other than income taxes. Interest expense and real estate taxes during active development and construction are capitalized as a part of the project cost.

Depreciation and amortization is generally computed on a straight-line method over the estimated useful life of the asset. The estimated useful lives of buildings and certain first generation tenant allowances that are considered by management as a component of the building are primarily 50 years. Subsequent tenant improvements and those first generation tenant allowances not considered a component of the building are amortized over the life of the tenant's lease. This estimate is based on the length of time the asset is expected to generate positive operating cash flows. Actual events and circumstances can cause the life of the building and tenant improvement to be different than the estimates made. Additionally, lease terminations can affect the economic life of the tenant improvements. The Company believes the estimated useful lives and classification of the depreciation and amortization of fixed assets and tenant improvements are reasonable and follow industry standards.

Major improvements and tenant improvements that are considered the Company's assets are capitalized in real estate costs and expensed through depreciation charges. Tenant improvements that are considered lease inducements are capitalized into other assets and amortized as a reduction of rental revenue over the life of the tenant's lease. Repairs, maintenance and minor improvements are expensed as incurred.

A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The Company's capitalization policy on development

A. Summary of Significant Accounting Policies (continued)

properties is based on accounting guidance for the capitalization of interest cost and accounting guidance for costs and the initial rental operations of real estate properties. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on any portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with the portion under construction. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statements of Operations.

Termination Benefits

During the years ended January 31, 2010 and 2009, management initiated involuntary employee separations in various areas of the Company's workforce to reduce costs, which was communicated to all employees. The Company provided outplacement services to all terminated employees and severance payments based on years of service and certain other defined criteria. In accordance with accounting guidance for costs associated with exit or disposal activities, the Company recorded pre-tax charges for total estimated termination costs (outplacement and severance) of $8,720,000 and $8,651,000 during the years ended January 31, 2010 and 2009, which are included in operating expenses in the Consolidated Statement of Operations for those respective periods. The entire amount of termination benefits expense is included in the Corporate Activities segment. The following table summarizes the activity in the accrued severance balance for termination costs for the years ended January 31, 2010 and 2009.

	Total
	(in thousands)
Accrued severance balance at February 1, 2008	$ -
Termination benefits expense	8,651
Payments	(5,291)
Accrued severance balance at January 31, 2009	$ 3,360
Termination benefits expense	8,720
Payments	(8,719)
Accrued severance balance at January 31, 2010	**$ 3,361**

Impairment of Real Estate

The Company reviews its real estate portfolio, including land held for development or sale, to determine if its carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be supported by current assumptions. Impairment indicators include, but are not limited to, significant decreases in property net operating income, significant decreases in occupancy rates, the physical condition of the property and general economic conditions. In cases where the Company does not expect to recover its carrying costs, a loss is recorded as impairment of real estate to the extent the carrying value exceeds fair value. Significant estimates are made in the determination of future undiscounted cash flows including historical and budgeted net operating income, estimated holding periods, risk of foreclosure and estimated cash proceeds received upon disposition of the asset. Determining fair value of real estate, if required, also involves significant judgements and estimates. Changes to these estimates made by management could affect whether or not an impairment charge would be required and/or the amount of impairment charges recognized.

Impairment of Unconsolidated Entities

The Company follows the accounting guidance for the equity method of accounting to determine if there has been an other-than-temporary decline in value of its investments in unconsolidated entities. The Company reviews its investments in unconsolidated entities for impairment whenever events or changes indicate that the fair value may be less than the carrying value of its investment. For the Company's equity method real estate investments, a loss in value of an investment which is other-than-temporary is recognized as a component of equity in earnings (loss) of unconsolidated entities in the Consolidated Statements of Operations. This determination is based upon the length of time elapsed, severity of decline and other relevant facts and circumstances.

A. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

Stock-based compensation cost is measured at the date of grant and is based on the fair value of the equity award. The fair value of stock options is computed using the Black-Scholes option pricing model, which incorporates assumptions for risk-free rate, expected volatility, dividend yield, and expected life of the options. The fair value of restricted stock is equal to the closing price of the stock on the date of grant. The fair value cost of stock options and restricted stock, as adjusted for estimated forfeitures, are recognized over the requisite service period using the straight-line attribution method. Cost recognition is accelerated if the grantee is retirement-eligible (as defined in the 1994 Stock Plan) or becomes retirement-eligible before the end of the nominal vesting period. The cost is recognized immediately if the grantee is retirement-eligible at the date of grant or on a straight-line basis over the period ending with the first anniversary from the date of grant which the individual becomes retirement-eligible. The fair value of performance shares is equal to the closing price of the underlying stock on the date of grant. Its cost is recognized on a straight-line basis over the related performance period if it is probable that the performance goals will be achieved.

Earnings Per Share

The Company's restricted stock is considered a participating security pursuant to the two-class method for computing basic earnings per share ("EPS"). The Class A Common Units issued in exchange for Bruce C. Ratner's noncontrolling interests in the Forest City Ratner Company portfolio in November 2006 (see Note T – Class A Common Units), which are reflected as noncontrolling interests in the Company's Consolidated Balance Sheets, are considered convertible participating securities as they are entitled to participate in any dividends paid to the Company's common shareholders. The Class A Common Units are included in the computation of basic EPS using the two-class method and are included in the computation of diluted EPS using the if-converted method. The Class A common stock issuable in connection with the conversion of the Puttable Equity-Linked Senior Notes due 2014 and Convertible Senior Notes due 2016 are included in the computation of diluted EPS using the if-converted method.

Acquisition of Rental Properties

Upon acquisition of a rental property, the Company allocates the purchase price of the property to net tangible and identified intangible assets acquired based on fair values. Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) the Company's estimate of the fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. Capitalized above-market lease values are amortized as a reduction of rental income (or rental expense for ground leases in which the Company is the lessee) over the remaining non-cancelable terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income (or rental expense for ground leases in which the Company is the lessee) over the remaining non-cancelable terms of the respective leases, including any fixed-rate renewal periods.

Intangible assets also include amounts representing the value of tenant relationships and in-place leases based on the Company's evaluation of each tenant's lease and the Company's overall relationship with the respective tenant. The Company estimates the cost to execute leases with terms similar to in-place leases, including leasing commissions, legal expenses and other related expenses. This intangible asset is amortized to expense over the remaining term of the respective lease. The Company's estimates of value are made using methods similar to those used by independent appraisers or by independent appraisals. Factors considered by the Company in this analysis include an estimate of the carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from three to twelve months. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Company also uses the information obtained as a result of its pre-acquisition due diligence as part of its consideration of conditional asset retirement obligations, and when necessary, will record a conditional asset retirement obligation as part of its purchase price.

Characteristics considered by the Company in allocating value to its tenant relationships include the nature and extent of the Company's business relationship with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors. The value of tenant relationship intangibles is amortized over the remaining initial lease term and expected renewals, but in no event longer than the remaining depreciable life of the building. The value of in-place leases is amortized over the remaining non-cancelable term of the respective leases and any fixed-rate renewal periods.

In the event that a tenant terminates its lease, the unamortized portion of each intangible asset, including market rate adjustments, in-place lease values and tenant relationship values, would be charged to expense.

A. Summary of Significant Accounting Policies (continued)

Allowance for Projects Under Development

The Company records an allowance for estimated development project write-offs for its projects under development. A specific project is written off when it is determined by management that it is probable the project will not be developed. The allowance, which is consistently applied, is adjusted on a quarterly basis based on the Company's actual development project write-off history. The allowance balance was $23,786,000 and $17,786,000 at January 31, 2010 and 2009, respectively, and is included in accounts payable and accrued expenses in the Company's Consolidated Balance Sheets. The allowance increased by $6,000,000 for both of the years ended January 31, 2010 and 2009, and decreased by $3,900,000 for the year ended January 31, 2008. Any change in the allowance is reported in operating expenses in the Company's Consolidated Statements of Operations.

Cash and Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Cash flows associated with items intended as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged. Cash flows from derivatives not designated as cash flow or fair value hedges are generally classified in the investing section in our consolidated statements of cash flows.

Cash flows associated with lease procurement costs are classified as investing activities and consist primarily of lease commissions and related legal fees associated with procuring first generation tenants under long-term lease agreements for office buildings, retail regional malls or specialty retail centers. The Company primarily incurs these costs during the development phase of the project and they are integral to starting construction and ultimately completing the project. Management views these lease procurement costs as part of the initial investment to obtain long-term cash inflow.

The Company maintains operating cash and reserves for replacement balances in financial institutions which, from time to time, may exceed federally insured limits. The Company periodically assesses the financial condition of these institutions and believes that the risk of loss is minimal.

Restricted Cash

Restricted cash represents legally restricted deposits with financial institutions for debt services payments, taxes and insurance, collateral, security deposits, capital replacement, improvement and operating reserves, bond funds, development escrows and construction escrows.

During the year ended January 31, 2010, $10,226,000 of certain replacement reserves previously written off were reinstated by the United States Department of Housing and Urban Development. This amount was recorded as an increase to restricted cash on the Company's Consolidated Balance Sheets and as a reduction of operating expenses on the Company's Consolidated Statements of Operations.

Allowance for Doubtful Accounts and Reserves on Notes Receivable

The Company records allowances against its rent receivables from commercial and residential tenants that it deems to be uncollectible. These allowances are based on management's estimate of receivables that will not be realized from cash receipts in subsequent periods. The Company also maintains an allowance for receivables arising from the straight-lining of rents. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. The allowance against the Company's straight-line rent receivable is based on the Company's historical experience with early lease terminations as well as specific review of the Company's significant tenants and tenants that are having known financial difficulties. There is a risk that the Company's estimate of the expected activity of current tenants may not accurately reflect future events. If the estimate does not accurately reflect future tenant vacancies, the reserve for straight-line rent receivable may be over or understated by the actual tenant vacancies that occur. The Company estimates the allowance for notes receivable based on its assessment of expected future cash flows estimated to be paid to the Company. If the estimate of expected future cash flows does not accurately reflect actual events, the Company's reserve on notes receivable may be over or understated by the actual cash flows that occur.

Investments in Unconsolidated Entities

The Company accounts for its investments in unconsolidated entities (included in investments in and advances to affiliates on the Consolidated Balance Sheets) using the equity method of accounting whereby the cost of an investment is adjusted for the Company's share of income or loss from the date of acquisition and reduced by distributions received. The income or loss for each unconsolidated

A. Summary of Significant Accounting Policies (continued)

entity is allocated in accordance with the provisions of the applicable operating agreements, which may differ from the ownership interest held by each investor. Differences between the Company's carrying value of its investment in the unconsolidated entities and the Company's underlying equity of such unconsolidated entities are amortized over the respective lives of the underlying assets or liabilities, as applicable. The Company records income or loss in certain unconsolidated entities based on the distribution priorities, which may change upon the achievement of certain return thresholds.

As is customary within the real estate industry, the Company invests in certain projects through partnerships and limited liability entities. The Company may provide funding in excess of its legal ownership. Such fundings are typically interest-bearing or entitle the Company to a preference on and of such advances on property cash flows and are included in investments in and advances to affiliates in the accompanying Consolidated Balance Sheets.

Other Assets

Included in other assets are costs incurred in connection with obtaining financings which are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the life of the related debt. Costs incurred in connection with leasing space to tenants are also included in other assets and are deferred and amortized using the straight-line method over the lives of the related leases.

Investments in securities classified as available-for-sale are reflected in other assets at market value with the unrealized gains or losses reflected as accumulated other comprehensive income (loss) in the Consolidated Statements of Shareholders' Equity. Unrealized gains or losses were not material for any of the three years ending January 31, 2010, 2009 and 2008.

Intangible Assets – Upon an acquisition of a rental property, the Company records intangible assets acquired at their estimated fair value separate and apart from goodwill. The Company amortizes identified intangible assets with finite lives on a straight-line basis over the period the assets are expected to contribute directly or indirectly to the future cash flows of the rental property acquired. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

In connection with the Company's military housing projects, it records intangible assets based upon the costs associated with acquiring military housing development and management contracts that are in progress. Intangible assets related to the military housing development contracts are amortized based upon the ratio of development fees earned in relation to overall fee income to be earned throughout the contract period. Intangible assets related to the military housing management contracts are amortized based upon a straight-line basis over the remaining term of the management contracts.

Included with The Nets, an investment accounted for by the Company on the equity method of accounting, is the Company's share of approximately $36,920,000 and $39,179,000 (net of accumulated amortization of $44,575,000 and $37,355,000) of intangible assets for the years ended January 31, 2010 and 2009, respectively, consisting primarily of the fair value of the franchise asset, players' contracts and the arena lease that were acquired in connection with the team in August 2004. With the exception of the franchise asset, which the management of The Nets has determined is an indefinite-lived intangible asset, such intangibles are generally amortized over their estimated useful lives, which has been determined to be five years. The amortization of these intangible assets is included as a component of the Company's proportionate share of loss from The Nets within equity in earnings (loss) of unconsolidated entities in the Company's Consolidated Statements of Operations. The Company's portion of amortization expense recorded by The Nets, primarily attributed to the intangible assets, was $14,517,000, $20,862,000 and $10,556,000 for the years ended January 31, 2010, 2009 and 2008, respectively.

See Note C – Investments in and Advances to Affiliates for additional information on The Nets and Note D – Other Assets for additional information on intangible assets.

Capitalized Software Costs – Costs related to software developed or obtained for internal use are capitalized and amortized using the straight-line method over their estimated useful life, which is primarily three years. The Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees directly involved in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software, costs not qualifying for capitalization and routine maintenance costs are charged to expense as incurred.

At January 31, 2010 and 2009, the Company has capitalized software costs of $6,321,000 and $16,997,000, respectively, net of accumulated amortization of $35,333,000 and $23,302,000, respectively. Total amortization of capitalized software costs amounted to $12,282,000, $12,058,000 and $9,538,000 for the years ended January 31, 2010, 2009 and 2008, respectively.

A. Summary of Significant Accounting Policies (continued)

Accounts Payable and Accrued Expenses

At January 31, 2010 and 2009, accounts payable and accrued expenses includes book overdrafts of approximately $2,061,000 and $11,869,000, respectively. The overdrafts are a result of the Company's cash management program and represent checks issued but not yet presented to a bank for collection.

Accumulated Other Comprehensive Loss

Net unrealized gains or losses on securities are included in accumulated other comprehensive income (loss) ("OCI") and represent the difference between the market value of investments in unaffiliated companies that are available-for-sale at the balance sheet date and the Company's cost. Another component of accumulated OCI is foreign currency translation adjustments related to the Company's London, England operations whose functional currency is the British pound. The assets and liabilities related to these operations are translated into U.S. dollars at current exchange rates; revenues and expenses are translated at average exchange rates. Also included in accumulated OCI is the Company's portion of the unrealized gains and losses on the effective portions of derivative instruments designated and qualifying as cash flow hedges. The following table summarizes the components of accumulated OCI included within the Company's Consolidated Balance Sheets.

	January 31,		
	2010	2009	2008
	(in thousands)		
Unrealized losses (gains) on securities	**$ 456**	$ 170	$ (91)
Unrealized losses on foreign currency translation	**1,467**	2,258	-
Unrealized losses on interest rate contracts[(1)]	**141,764**	174,838	119,953
	143,687	177,266	119,862
Noncontrolling interest and income tax benefit	**(56,421)**	(69,745)	(47,206)
Accumulated Other Comprehensive Loss	**$ 87,266**	$ 107,521	$ 72,656

(1) Included in the amounts of unrealized losses on interest rate contracts for the years ended January 31, 2010, 2009 and 2008 are $89,637, $109,420 and $74,781, respectively, of unrealized losses on an interest rate swap associated with the *New York Times*, an office building in Manhattan, New York, on its mortgage debt with a notional amount of $640,000. This swap effectively fixes the mortgage at an all in lender interest rate of 6.40% (5.50% swap rate plus 0.90% lender spread) for ten years and approximately $33,000 is expected to be reclassified from OCI to interest expense within the next twelve months.

Fair Value of Financial Instruments

The carrying amount of the Company's notes and accounts receivable and accounts payable and accrued expenses approximates fair value based upon the nature of the instruments. The Company estimates the fair value of its debt instruments by discounting future cash payments at interest rates that the Company believes approximate the current market. The estimated fair value is based upon market prices of public debt, available industry financing data, current treasury rates, recent financing transactions and other factors. Based on these parameters, the carrying amount of the Company's notes payable approximates fair value and the table below contains the estimated fair value of the Company's long-term debt January 31, 2010 and 2009.

	January 31, 2010		January 31, 2009	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
	(in thousands)		(in thousands)	
Fixed	**$ 5,130,353**	**$ 4,885,651**	$ 4,941,899	$ 4,313,068
Variable	**3,503,857**	**3,447,358**	3,348,055	3,043,161
Total long-term debt	**$ 8,634,210**	**$ 8,333,009**	$ 8,289,954	$ 7,356,229

See Note K for fair values of other financial instruments.

A. Summary of Significant Accounting Policies (continued)

Historic and New Market Tax Credit Entities

The Company has certain investments in properties that have received, or the Company believes are entitled to receive, historic preservation tax credits on qualifying expenditures under Internal Revenue Code ("IRC") section 47 and new market tax credits on qualifying investments in designated community development entities ("CDEs") under IRC section 45D, as well as various state credit programs including participation in the New York State Brownfield Tax Credit Program which entitles the members to tax credits based on qualified expenditures at the time those qualified expenditures are placed in service. The Company typically enters into these investments with sophisticated financial investors. In exchange for the financial investors' initial contribution into the investment, the financial investor is entitled to substantially all of the benefits derived from the tax credit, but generally has no material interest in the underlying economics of the property. Typically, these arrangements have put/call provisions (which range up to 7 years) whereby the Company may be obligated (or entitled) to repurchase the financial investors' interest. The Company has consolidated each of these entities in its consolidated financial statements, and has reflected these investor contributions as accounts payable and accrued expenses in its Consolidated Balance Sheets.

The Company guarantees the financial investor that in the event of a subsequent recapture by a taxing authority due to the Company's noncompliance with applicable tax credit guidelines it will indemnify the financial investor for any recaptured tax credits. The Company initially records a liability for the cash received from the financial investor. The Company generally records income upon completion and certification of the qualifying development expenditures for historic tax credits and upon certification of the qualifying investments in designated CDEs for new market tax credits resulting in an adjustment of the liability at each balance sheet date to the amount that would be paid to the financial investor based upon the tax credit compliance regulations, which range from 0 to 7 years. Income related to the sale of tax credits of $32,698,000, $11,168,000 and $10,788,000 was recognized during the years ended January 31, 2010, 2009 and 2008, respectively, which was recorded in interest and other income in the Consolidated Statements of Operations.

Income Taxes

Deferred tax assets and liabilities are recorded to reflect the expected tax consequences on future years attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company has recognized the benefit of its tax loss carryforward, which it expects to use as a reduction of the deferred tax expense. The Company records valuation allowances against deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In accordance with accounting guidance for uncertainty in income taxes, the Company's financial statements reflect the expected future tax consequences of a tax position if that tax position is more likely than not of being sustained upon examination, presuming the taxing authorities have full knowledge of the position and all relevant facts. The Company records interest and penalties related to uncertain income tax positions as a component of income tax expense.

Distribution of Accumulated Equity to Noncontrolling Partners

Prior to the adoption of accounting guidance for noncontrolling interests effective February 1, 2009, distributions to noncontrolling partners in excess of their recorded noncontrolling interest balance related to refinancing proceeds from nonrecourse debt, which generally arise from appreciation of the underlying real estate assets, were recorded as a reduction of shareholders' equity through additional paid-in-capital in the Consolidated Statements of Equity. During the year ended January 31, 2009, the Company refinanced *Nine MetroTech Center North*, an office building located in Brooklyn, New York. Of the total nonrecourse refinancing proceeds distributed to the Company's noncontrolling partner in this property during the year ended January 31, 2009, $3,710,000 was in excess of the noncontrolling partner's book capital account.

During the year ended January 31, 2008, the Company refinanced *New York Times,* an office building located in Manhattan, New York, and *Eleven MetroTech Center* and *Fifteen MetroTech Center*, office buildings located in Brooklyn, New York. In addition, the Company refinanced *Columbia Park Center*, a specialty retail center located in North Bergen, New Jersey, and *Promenade in Temecula* and *Antelope Valley Mall*, regional malls located in Temecula and Palmdale, California, respectively. Of the total nonrecourse refinancing proceeds distributed to the Company's noncontrolling partners in these six properties during the year ended January 31, 2008, $43,770,000 was in excess of the noncontrolling partners' book capital accounts.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued further guidance on disclosures about derivative instruments and hedging activities that amends and expands disclosure requirements with the intent to provide users of financial statements with an enhanced understanding of how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows. These disclosure requirements include a tabular summary of the fair values of derivative instruments and their gains and losses, disclosure of derivative features that are credit risk related to provide more information regarding an entity's liquidity and cross-referencing within

A. Summary of Significant Accounting Policies (continued)

footnotes to make it easier for financial statement users to locate important information about derivative instruments. The Company adopted the financial statement disclosures required by the new accounting guidance on February 1, 2009 (refer to Note J - Derivative Instruments and Hedging Activities for related disclosures).

The Company records all derivatives in the Consolidated Balance Sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Variable Interest Entities

The Company is required to consolidate a VIE if its interest in the VIE is such that it will absorb a majority of the entity's expected losses and/or receive a majority of the entity's expected residual returns, or both; therefore, signifying that the Company is the primary beneficiary. The Company may be subject to additional losses to the extent of any financial support that it voluntarily provides in the future. Additionally, if different estimates are applied in determining future cash flows, and how the cash flows are funded, the Company may have otherwise concluded on the consolidation method of an entity.

The determination of the consolidation method for each entity can change as reconsideration events occur. Expected results after the formation of an entity can vary, which could cause a change in the allocation to the partners. In addition, if the Company sells a property, sells its interest in a joint venture or enters into a new joint venture, the number of VIEs it is involved with could vary between quarters.

During the year ended January 31, 2010, the Company settled outstanding debt of one of its unconsolidated subsidiaries, *Gladden Farms II*, a land development project located in Marana, Arizona. In addition, the Company was informed of the outside partner's intention to discontinue any future funding into the project. As a result of the loan transaction and the related negotiations with the outside partner, it has been determined that *Gladden Farms II* is a VIE and the Company is the primary beneficiary, which required consolidation of the entity during the year ended January 31, 2010. The impact of the initial consolidation of *Gladden Farms II* is an increase in net real estate of approximately $21,643,000 and an increase in noncontrolling interests of approximately $5,010,000. Based on the Company's determination of fair value, it recorded a gain of $1,774,000 upon consolidation of the entity that is recorded in interest and other income in the Consolidated Statements of Operations.

As of January 31, 2010, the Company determined that it was the primary beneficiary of 46 VIEs representing 34 properties (33 VIEs representing 22 properties in the Residential Group, 11 VIEs representing 10 properties in the Commercial Group and 2 VIEs/properties in the Land Development Group). The creditors of the consolidated VIEs do not have recourse to the Company's general credit. As of January 31, 2010, the Company held variable interests in 46 VIEs for which it is not the primary beneficiary. The maximum exposure to loss as a result of its involvement with these unconsolidated VIEs is limited to the Company's recorded investments in those VIEs totaling approximately $100,000,000 at January 31, 2010. The Company's VIEs consist of joint ventures that are engaged, directly or indirectly, in the ownership, development and management of office buildings, regional malls, specialty retail centers, apartment communities, military housing, supported-living communities, land development and The Nets.

The carrying value of real estate, nonrecourse mortgage debt and noncontrolling interests of VIEs for which the Company is the primary beneficiary are as follows:

	January 31,	
	2010	2009
	(in thousands)	
Real estate, net	**$ 2,016,000**	$ 1,602,000
Nonrecourse mortgage debt	**$ 1,584,000**	$ 1,237,000
Noncontrolling interest	**$ 41,000**	$ 63,000

A. Summary of Significant Accounting Policies (continued)

In addition to the VIEs described above, the Company has also determined that it is the primary beneficiary of a VIE which holds collateralized borrowings of $29,000,000 (see Note H - Senior and Subordinated Debt) as of January 31, 2010.

New Accounting Guidance

In addition to the new accounting guidance for convertible debt instruments, noncontrolling interests, determining whether instruments granted in share-based payment transactions are participating securities and disclosures about derivative instruments and hedging activities discussed previously in Note A, the following accounting pronouncements were also adopted during the year ended January 31, 2010:

In January 2010, the FASB issued amendments to the accounting guidance on noncontrolling interests in consolidated financial statements. This accounting guidance clarifies that the scope of the decrease in ownership provisions of the original guidance applies to (1) a subsidiary or group of assets that is a business, (2) a subsidiary that is a business and is transferred to an equity method investee or joint venture and (3) an exchange of a group of assets that constitutes a business for a noncontrolling interest in an entity (including an equity method investee or joint venture). This accounting guidance also clarifies that the decrease in ownership provisions of the original guidance does not apply to sales of in substance real estate, even if they involve businesses. The accounting guidance expands the disclosures about the deconsolidation of a subsidiary or derecognition of a group of assets. For entities that have previously adopted the accounting guidance on noncontrolling interests in consolidated financial statements, this accounting guidance is effective beginning in the first annual or interim reporting period ending on or after December 15, 2009 and should be applied retrospectively to the first period in which the original guidance was adopted. The adoption and retrospective application of this accounting guidance on January 31, 2010 did not have a material impact on the Company's financial statements.

In August 2009, the FASB issued amendments to the accounting guidance for the fair value measurement of liabilities. This guidance provides clarification that, in circumstances in which a quoted market price in an active market for the identical liability is not available, the fair value of a liability must be measured by using either (1) a valuation technique that uses quoted prices for identical or similar liabilities or (2) another valuation technique that is consistent with the principles of fair value measurements. In addition, this guidance clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability, and clarifies how the price of a traded debt security should be considered in estimating the fair value of a liability. This guidance is effective for annual and interim reporting periods beginning after its issuance. The adoption of this guidance on November 1, 2009 did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued accounting standards codification and the hierarchy of generally accepted accounting principles ("GAAP") that establishes the FASB Accounting Standards Codification™ ("Codification") as the source of GAAP recognized by the FASB to be applied by nongovernmental entities. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and as of this date, the Codification superseded all non-Securities and Exchange Commission accounting and reporting standards. For this annual report on Form 10-K for the year ended January 31, 2010, the Company's references to accounting guidance have been revised to conform with the Codification.

In April 2009, the FASB issued accounting guidance for interim disclosures about fair value of financial instruments. This guidance amends the initial standards on fair value of financial instruments and interim financial reporting to require disclosure about the fair value of financial instruments at interim reporting periods. The guidance is effective for interim reporting periods ending after June 15, 2009. The Company adopted the disclosure requirements of this guidance on July 31, 2009.

In April 2009, the FASB issued additional accounting guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this guidance on July 31, 2009 did not have a material impact on the Company's consolidated financial statements.

Accounting guidance on fair value measurements defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about the use of fair value measurements. This guidance does not require new fair value measurements, but applies to accounting pronouncements that require or permit fair value measurements. This guidance is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued two Staff Positions on fair value measurements. The first excludes the FASB accounting guidance on leases and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under the guidance on leases. The second delays the effective date of fair value measurements for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company adopted this guidance for its financial assets and liabilities on February 1, 2008 (see Note K - Fair Value Measurements) and for its nonfinancial assets and liabilities on February 1, 2009.

A. Summary of Significant Accounting Policies (continued)

In November 2008, the FASB issued accounting guidance that clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This guidance provides clarification of how business combination and noncontrolling interests accounting will impact equity method investments. This guidance is effective for fiscal years, and interim reporting periods within those fiscal years, beginning on or after December 15, 2008 and early adoption is prohibited. The adoption of this guidance on February 1, 2009 did not have a material impact on the Company's consolidated financial statements.

In June 2008, the FASB issued accounting guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. The guidance on derivative instruments and hedging activities specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. This guidance provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the derivative instruments and hedging activities scope exception. This guidance is effective for the first annual reporting period beginning after December 15, 2008. The adoption of this guidance by the Company on February 1, 2009 did not have a material impact on its consolidated financial statements.

In April 2008, the FASB issued accounting guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance allows the Company to use its historical experience in renewing or extending the useful life of intangible assets. This guidance is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and shall be applied prospectively to intangible assets acquired after the effective date. The adoption of this guidance on February 1, 2009 did not have any impact on the Company's consolidated financial statements.

In December 2007, the FASB issued revised accounting guidance on business combinations to provide greater consistency in the accounting and financial reporting of business combinations. This guidance requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose the nature and financial effect of the business combination. The guidance is effective for fiscal years beginning after December 15, 2008. In April 2009, the FASB issued accounting guidance that amends and clarifies the provisions related to the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance requires that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. Otherwise, companies would typically account for the acquired contingencies in accordance with the accounting guidance for contingencies. The adoption of these pronouncements on February 1, 2009 did not have a material impact on the Company's consolidated financial statements.

The following new accounting pronouncements will be adopted on their respective required effective date:

In January 2010, the FASB issued amendments to the accounting guidance on fair value measurements and disclosures. This guidance requires that an entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. It also requires an entity to present separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). This guidance clarifies existing disclosures related to the level of disaggregation and inputs and valuation techniques. This guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosures related to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In June 2009, the FASB issued amendments to the accounting guidance for consolidation of VIEs to require an ongoing reassessment of determining whether a variable interest gives a company a controlling financial interest in a VIE. This guidance eliminates the quantitative approach to determining whether a company is the primary beneficiary of a VIE previously required by the guidance for consolidation of VIEs. The guidance is effective for annual and interim reporting periods beginning after November 15, 2009. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In June 2009, the FASB issued an amendment to the guidance on accounting for transfers and servicing of financial assets and extinguishments of liabilities, which aims to improve the relevance, representational faithfulness and comparability of the information provided in an entity's financial statements about the transfer of financial assets. The guidance eliminates the concept of a qualifying special-purpose entity and changes the requirements for the derecognition of financial assets. This guidance is effective for annual and interim reporting periods beginning after November 15, 2009. The Company does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements.

B. Notes and Accounts Receivable, Net

The components of notes and accounts receivable, net are as follows:

	Years Ended January 31,	
	2010	2009
	(in thousands)	
Straight-line rent from tenants	**$ 160,743**	$ 148,644
Military Housing, primarily reimbursable construction costs receivable	**58,938**	79,326
Stapleton advances (see below)	**41,329**	35,732
Receivables from tenants	**39,417**	38,830
Other accounts receivable	**91,460**	88,190
Notes receivable	**30,474**	63,901
	422,361	454,623
Allowance for doubtful accounts	**(33,825)**	(27,213)
Notes and Accounts Receivable, Net	**$ 388,536**	$ 427,410
Weighted average interest rate on notes receivable	**6.01%**	5.45%
Notes receivable due within one year	**$ 10,001**	$ 29,696

Stapleton Advances

Stapleton Land, LLC has made certain advances to the Park Creek Metropolitan District (the "District") for in-tract infrastructure. The advances are subordinate to the District's senior and subordinated bonds (See Note I – Financing Arrangements). For the years ended January 31, 2010 and 2009, Stapleton Land, LLC had advances outstanding of $41,329,000 and $35,732,000, respectively, included in other receivables in the Company's Consolidated Balance Sheets. The Company recorded approximately $3,120,000, $2,053,000 and $920,000 of interest income related to these advances in the Consolidated Statements of Operations, for the years ended January 31, 2010, 2009 and 2008, respectively. The Company believes the amount outstanding as of January 31, 2010 is fully collectible and is expected to be received within the next thirty-six months.

C. Investments in and Advances to Affiliates

Included in investments in and advances to affiliates are unconsolidated investments in entities that the Company does not control and/or is not deemed to be the primary beneficiary, and which are accounted for under the equity method of accounting, as well as advances to partners and other affiliates.

Following is a reconciliation of members' and partners' equity to the Company's carrying value in the accompanying Consolidated Balance Sheets:

	January 31,	
	2010	2009
	(in thousands)	
Members' and partners' equity, as below	**$ 568,954**	$ 595,163
Equity of other members and partners	**503,708**	534,942
Company's investment in partnerships	**$ 65,246**	$ 60,221
Advances to and on behalf of other affiliates	**200,097**	168,774
Total Investments in and Advances to Affiliates	**$ 265,343**	$ 228,995

C. Investments in and Advances to Affiliates (continued)

Summarized financial information for all of the Company's equity method investments, including those shown separately later in this Note C, is as follows:

	(Combined 100%) January 31, 2010	2009
	(in thousands)	
Balance Sheet:		
Real Estate		
Completed rental properties	**$ 4,380,406**	$ 3,967,896
Projects under development	**785,548**	931,411
Land held for development or sale	**268,658**	278,438
Total Real Estate	**5,434,612**	5,177,745
Less accumulated depreciation	**(723,314)**	(680,013)
Real Estate, net	**4,711,298**	4,497,732
Restricted cash - military housing bond funds	**481,615**	795,616
Other restricted cash	**222,752**	207,507
Other assets	**499,204**	482,431
Total Assets	**$ 5,914,869**	$ 5,983,286
Mortgage debt, nonrecourse	**$ 4,419,937**	$ 4,571,375
Other liabilities	**925,978**	816,748
Members' and partners' equity	**568,954**	595,163
Total Liabilities and Members'/Partners' Equity	**$ 5,914,869**	$ 5,983,286

C. Investments in and Advances to Affiliates (continued)

	(Combined 100%) Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
Operations:			
Revenues	$ **868,589**	$ 901,892	$ 829,920
Operating expenses	**(587,759)**	(649,953)	(551,925)
Interest expense including early extinguishment of debt	**(222,010)**	(222,340)	(202,835)
Impairment of real estate[1]	**-**	(66,873)	(22,526)
Depreciation and amortization	**(160,850)**	(149,496)	(127,813)
Interest and other income	**13,559**	49,537	61,826
Loss from continuing operations	**(88,471)**	(137,233)	(13,353)
Discontinued operations:			
Operating earnings (loss) from rental properties	**(945)**	2,823	7,551
Gain on disposition of rental properties[2]	**-**	3,470	31,148
Discontinued operations subtotal	**(945)**	6,293	38,699
Net earnings (loss) (pre-tax)	$ **(89,416)**	$ (130,940)	$ 25,346
Company's portion of net earnings (loss) (pre-tax)	**(28,458)**	(27,892)	12,273
Impairment of investment in unconsolidated entities[1]	**(36,356)**	(7,693)	(3,200)
Gain on dispositon of equity method investments[2]	**49,761**	-	-
Net earnings (loss) (pre-tax) from unconsolidated entities	$ **(15,053)**	$ (35,585)	$ 9,073

(1) The following tables show the detail of the impairments noted above:

		Years Ended January 31,		
		2010	2009	2008
Impairment of real estate:		(in thousands)		
Mercury (Condominium)	(Los Angeles, California)	$ -	$ 28,910	$ 22,526
Navy Midwest (Land owned by Military Housing Project)	(Chicago, Illinois)	-	30,000	-
Specialty Retail Centers:				
Coachella Plaza	(Coachella, California)	-	1,870	-
Southgate Mall	(Yuma, Arizona)	-	1,356	-
El Centro Mall	(El Centro, California)	-	4,737	-
Total impairment of real estate		$ -	$ 66,873	$ 22,526
Company's portion of impairment of real estate		$ -	$ 13,592	$ 8,269
Impairment of investment in unconsolidated entities:				
Apartment Communities:				
Millender Center	(Detroit, Michigan)	$ **10,317**	$ -	$ -
Uptown Apartments	(Oakland, California)	**6,781**	-	-
Metropolitan Lofts	(Los Angeles, California)	**2,505**	-	-
Residences at University Park	(Cambridge, Massachusetts)	**855**	-	-
Fenimore Court	(Detroit Michigan)	**693**	-	-
Classic Residence by Hyatt (Supported-living Apartments)	(Yonkers, New York)	**3,152**	1,107	-
Advent Solar (Office Building)	(Albuquerque, New Mexico)	**1,693**	-	-
Southgate Mall (Specialty Retail Center)	(Yuma, Arizona)	**1,611**	-	-
Pittsburgh Peripheral (Commercial Group Land Project)	(Pittsburgh, Pennsylvania)	**7,217**	3,937	-
Mixed-Use Land Development:				
Shamrock Business Center	(Painesville, Ohio)	**1,150**	-	-
Old Stone Crossing at Caldwell Creek	(Charlotte, North Carolina)	**122**	365	300
Palmer	(Manatee County, Florida)	-	1,214	-
Cargor VI	(Manatee County, Florida)	-	892	-
Gladden Farms II	(Marana, Arizona)	-	-	850
Smith Family Homes	(Tampa, Florida)	-	-	2,050
Other		**260**	178	-
Total impairment of investment in unconsolidated entities		$ **36,356**	$ 7,693	$ 3,200
Total impairment of unconsolidated entities		$ **36,356**	$ 21,285	$ 11,469

C. Investments in and Advances to Affiliates (continued)

(2) Upon disposition, investments accounted for on the equity method are not classified as discontinued operations; therefore, gains or losses on the sale of equity method rental properties and investments are reported in continuing operations when sold. The following table shows the detail of the gains on the disposition of equity method rental properties and investments:

		Years Ended January 31,		
		2010	2009	2008
			(in thousands)	
Gain on disposition of equity method rental properties:				
White Acres (Apartment Community)	(Richmond Heights, Ohio)	$ -	$ -	$ 4,212
Office Buildings:				
Emery-Richmond	(Warrensville Heights, Ohio)	-	400	-
One International Place	(Cleveland, Ohio)	-	3,070	-
University Park at MIT Hotel	(Cambridge, Massachusetts)	-	-	26,936
Total gain on disposition of equity method rental properties		$ -	$ 3,470	$ 31,148
Company's portion of gain on disposition of equity method rental properties		$ -	$ 1,081	$ 14,392
Gain on disposition of equity method investments:				
Apartment Communities:				
Boulevard Towers [(a)]	(Amherst, New York)	$ **4,498**	$ -	$ -
Clarkwood	(Warrensville Heights, Ohio)	**6,983**	-	-
Granada Gardens	(Warrensville Heights, Ohio)	**6,577**	-	-
Sale of three Classic Residence by Hyatt (Supported-living Apartments)	(Chevy Chase, Maryland, Teaneck, New Jersey and Yonkers, New York)	**31,703**	-	-
Total gain on disposition of equity method investments		$ **49,761**	$ -	$ -

(a) The Company disposed of its 50% ownership interest in *Boulevard Towers* in a nonmonetary exchange for 100% ownership in *North Church Towers*, an apartment complex in Parma Heights, Ohio.

For the years ended January 31, 2010 and 2009, Nets Sports and Entertainment, LLC ("NSE"), an equity method investment that owns The Nets and certain real estate in Brooklyn, New York for the sports and entertainment arena currently under construction, was deemed a significant subsidiary. Summarized financial information for NSE is as follows:

	January 31,	
	2010	2009
	(in thousands)	
Balance Sheet:		
Projects under development	$ **244,004**	$ 175,278
Cash and equivalents	**7,664**	5,452
Restricted cash	**23,131**	464
Franchise and other assets, net	**209,514**	218,414
Total Assets	$ **484,313**	$ 399,608
Loans payable, nonrecourse	$ **254,132**	$ 226,461
Payable to affiliates	**180,328**	123,640
Other liabilities	**168,033**	95,305
Members' deficit	**(118,180)**	(45,798)
Total Liabilities and Members' Deficit	$ **484,313**	$ 399,608

C. Investments in and Advances to Affiliates (continued)

	Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
Operations:			
Revenues	$ **76,298**	$ 92,373	$ 100,735
Operating expenses	**(108,201)**	(120,164)	(123,355)
Interest expense, net	**(18,611)**	(11,972)	(13,962)
Depreciation and amortization	**(21,868)**	(38,006)	(41,180)
Net loss (pre-tax)	$ **(72,382)**	$ (77,769)	$ (77,762)
Company's portion of net loss (pre-tax)	$ **(49,422)**	$ (42,236)	$ (19,697)
Cash Flows:			
Net cash flows used in operating activities	$ **(44,351)**	$ (28,592)	$ (35,069)
Net cash flows used in investing activities	**(24,257)**	(20,635)	(44,139)
Net cash flows provided by financing activities	**70,820**	45,470	85,574
Net increase (decrease) in cash and equivalents	$ **2,212**	$ (3,757)	$ 6,366

Combined summarized financial information for the Company's real estate equity method investments that were considered significant investees as of January 31, 2010 or 2008 is included in the tables below. The Company did not have any real estate equity method investments that were considered significant investees as of January 31, 2009.

	January 31,	
	2010	2009
	(in thousands)	
Balance Sheet:		
Real Estate		
Completed rental properties	$ **1,098,941**	$ 1,159,942
Projects under development	**3,131**	39,005
Land held for development or sale	**-**	21,169
Total Real Estate	**1,102,072**	1,220,116
Less accumulated depreciation	**(164,481)**	(174,612)
Real Estate, net	**937,591**	1,045,504
Restricted cash	**12,885**	23,467
Other assets	**49,687**	44,794
Total Assets	$ **1,000,163**	$ 1,113,765
Mortgage debt, nonrecourse	$ **1,012,976**	$ 1,120,172
Other liabilities	**86,054**	87,765
Members' and partners' equity	**(98,867)**	(94,172)
Total Liabilities and Members'/Partners' Equity	$ **1,000,163**	$ 1,113,765

C. Investments in and Advances to Affiliates (continued)

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Operations:			
Revenues	$ **183,488**	$ 226,038	$ 331,167
Operating expenses	**(104,905)**	(132,788)	(223,850)
Interest expense including early extinguishment of debt	**(51,340)**	(54,992)	(57,041)
Impairment of real estate	**-**	(28,910)	(22,526)
Depreciation and amortization	**(26,987)**	(27,244)	(24,264)
Interest and other income	**186**	699	942
Earnings (loss) from continuing operations	$ **442**	$ (17,197)	$ 4,428
Discontinued Operations:			
Gain on disposition of unconsolidated entities	**-**	-	4,212
Income from discontinued operations	**1,262**	-	584
Discontinued operations subtotal	**1,262**	-	4,796
Net earnings (loss) (pre-tax)	$ **1,704**	$ (17,197)	$ 9,224
Company's portion of net earnings (loss) (pre-tax)	$ **(74)**	$ (5,673)	$ 4,097

D. Other Assets

Included in other assets are costs incurred in connection with obtaining financing, which are deferred and amortized over the life of the related debt on a straight line basis, which approximates the effective interest method. Costs incurred in connection with leasing space to tenants are also included in other assets and are deferred and amortized using the straight-line method over the lives of the related leases.

	January 31,	
	2010	2009
	(in thousands)	
Lease procurement costs, net	$ **319,700**	$ 338,385
Prepaid expenses	**264,971**	315,307
Intangible assets, net[(1)]	**143,229**	155,800
Mortgage procurement costs, net	**93,721**	96,767
Other deferred costs, net	**14,764**	30,012
Other Assets	$ **836,385**	$ 936,271

(1) During the years ended January 31, 2010, 2009 and 2008, the Company recorded $12,063, $15,766 and $12,072, respectively, of amortization expense related to intangible assets. The estimated aggregate amortization expense related to intangible assets is $11,701, $8,734, $8,900, $7,069 and $6,212 for the years ended January 31, 2011, 2012, 2013, 2014 and 2015, respectively.

Forest City Enterprises, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

E. Mortgage Debt, Nonrecourse

Nonrecourse mortgage debt, which is collateralized solely by completed rental properties, projects under development and undeveloped land, was as follows:

January 31, 2010	Operating Properties	Development Projects	Land Projects	Total	Total Weighted Average Rate
	(dollars in thousands)				
Fixed	$ 4,044,601	$ -	$ 9,328	$ 4,053,929	6.07%
Variable					
Taxable	1,387,527	1,059,600	11,699	2,458,826	4.92%
Tax-Exempt	714,615	203,900	43,000	961,515	1.92%
	$ 6,146,743	$ 1,263,500 (1)	$ 64,027	$ 7,474,270	5.16%
Total commitment from lenders		$ 1,857,139	$ 70,885		

January 31, 2009	Operating Properties	Development Projects	Land Projects	Total	Total Weighted Average Rate
	(dollars in thousands)				
Fixed	$ 4,080,906	$ 30,677	$ 3,162	$ 4,114,745	6.04%
Variable					
Taxable	1,402,537	633,866	39,617	2,076,020	4.32%
Tax-Exempt	602,875	236,750	48,000	887,625	1.76%
	$ 6,086,318	$ 901,293	$ 90,779	$ 7,078,390	5.00%
Total commitment from lenders		$ 2,172,224	$ 98,209		

(1) Proceeds from outstanding debt of $47,305 described above are recorded as restricted cash in the Consolidated Balance Sheets. For bonds issued in conjunction with development, the full amount of the bonds is issued at the beginning of construction and must remain in escrow until costs are incurred.

The Company generally borrows funds for development and construction projects with maturities of two to five years utilizing variable-rate financing. Upon opening and achieving stabilized operations, the Company generally pursues long-term fixed-rate financing.

E. Mortgage Debt, Nonrecourse (continued)

To mitigate short-term variable-interest rate risk, the Company has purchased interest rate hedges for its mortgage debt portfolio as follows:

Taxable (Priced off of London Interbank Offered Rate ("LIBOR") Index)

	Caps		Swaps	
Period Covered	**Notional Amount**	**Average Base Rate**	**Notional Amount**	**Average Base Rate**
	(dollars in thousands)			
02/01/10-02/01/11 [(1)]	$ 1,110,116	4.73%	$ 1,221,406	4.53%
02/01/11-02/01/12	16,192	6.50	799,981	5.41
02/01/12-02/01/13	491,182	5.53	729,110	5.37
02/01/13-02/01/14	476,100	5.50	685,000	5.43
02/01/14-09/01/17	-	-	640,000	5.50

(1) These LIBOR-based hedges as of February 1, 2010 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2011.

Tax-Exempt (Priced off of Securities Industry and Financial Markets Association ("SIFMA") Index)

	Caps		Swap	
Period Covered	**Notional Amount**	**Average Base Rate**	**Notional Amount**	**Average Base Rate**
	(dollars in thousands)			
02/01/10-02/01/11	$ 175,025	5.84%	$ 57,000	3.21%
02/01/11-02/01/12	164,225	5.76	57,000	3.21
02/01/12-02/01/13	103,515	5.78	57,000	3.21

As of January 31, 2010, the composition of mortgage debt maturities including scheduled amortization and balloon payments for the next five years are as follows:

Mortgage Debt Nonrecourse Table

Fiscal Years Ending January 31,	**Total Maturities**	**Scheduled Amortization**	**Scheduled Balloon Payments**
	(in thousands)		
2011	$ 850,074	$ 85,186	$ 764,888
2012	$ 1,005,095	$ 72,960	$ 932,135
2013	$ 1,179,927	$ 57,537	$ 1,122,390
2014	$ 907,710	$ 47,155	$ 860,555
2015	$ 538,370	$ 33,589	$ 504,781

Subsequent to January 31, 2010, the Company addressed approximately $153,083,000 of mortgage debt scheduled to mature during the year ending January 31, 2011, through closed transactions, commitments and/or automatic extensions. The Company also has extension options available on $158,230,000 of mortgage debt scheduled to mature during the year ended January 31, 2011, all of which require some predefined condition in order to qualify for the extension, such as meeting or exceeding leasing hurdles, loan to value ratios or debt service coverage requirements. The Company cannot give assurance that the defined hurdles or milestones will be achieved to qualify for these extensions.

E. Mortgage Debt, Nonrecourse (continued)

The Company is in current negotiations to refinance and/or extend the remaining $453,575,000 of mortgage debt scheduled to mature during the year ending January 31, 2011. In the unlikely event that an agreement is not reached with a lender to refinance or extend any maturing debt, the encumbered assets could be turned over to the lender in lieu of satisfying the maturing balloon payment. It is management's belief that it is unlikely that a material number of assets would be turned over to the lenders and the impact of this unlikely event would not have a material effect on the financial condition or operations of the Company.

The following table summarizes interest incurred and paid on mortgage debt, nonrecourse.

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Interest incurred	**$ 391,804**	$ 393,303	$ 344,199
Interest incurred from discontinued operations	**$ 2,184**	$ 7,210	$ 11,672
Interest paid	**$ 376,680**	$ 383,584	$ 334,164

F. Notes Payable

Notes payable are primarily nonrecourse to the Company and relate to various financing arrangements for the Company's partnerships. The weighted average interest rates at January 31, 2010 and 2009 are 5.90% and 5.50%, respectively. These notes payable mature at various dates ranging from 2010 to 2029. The estimated payments for the next five years approximate: $13,718,000 in 2010, $8,561,000 in 2011, $51,988,000 in 2012, $54,452,000 in 2013 and $458,000 in 2014.

The Company's notes payable are comprised of the following at January 31, 2010 and 2009:

	January 31,	
	2010	2009
	(in thousands)	
Note payable secured by Military Housing fee income (nonrecourse, maturing in 2012)	**$ 50,000**	$ 50,000
Mezzanine financings related to two Residential Group properties in New York (subordinated and nonrecourse, maturing in 2013)	**45,000**	45,000
Other	**63,798**	86,919
Total Notes Payable	**$ 158,798**	$ 181,919

The following table summarizes interest incurred and paid on notes payable:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Interest incurred	**$ 9,457**	$ 9,417	$ 5,013
Interest paid	**$ 9,009**	$ 8,940	$ 5,330

G. Bank Revolving Credit Facility

On January 29, 2010, the Company and its 15-member bank group entered into a Second Amended and Restated Credit Agreement and a Second Amended and Restated Guaranty of Payment of Debt (collectively the "Credit Agreement"). The Credit Agreement, which matures on February 1, 2012, provides for total borrowings available under the Credit Agreement of $500,000,000. The Credit Agreement is subject to permanent reduction as the Company receives net proceeds from specified external capital raising events in excess of $250,000,000. The Credit Agreement bears interest at either a LIBOR-based rate or a Base Rate Option. The LIBOR Rate Option is the greater of 5.75% or 3.75% over LIBOR and the Base Rate Option is the greater of the LIBOR Rate Option, 1.5% over the Prime Rate or 0.5% over the Federal Funds Effective Rate ("FFER"). Up to 20% of the available borrowings may be used for letters of credit or surety bonds. Additionally, the Credit Agreement requires approximately 20% of available borrowings to be reserved for the retirement of specified indebtedness. The Credit Agreement imposes a number of restrictive covenants on the Company, including a prohibition on certain consolidations and mergers, limitations on the amount of debt, guarantees and property liens that it may incur, restrictions on the pledging of ownership interests in subsidiaries, limitations on the use of cash sources and a prohibition on common stock dividends through the maturity date. The Credit Agreement also contains certain financial covenants, including the maintenance of minimum liquidity, certain debt service and cash flow coverage ratios, and specified levels of shareholders' equity (all as defined in the Credit Agreement). At January 31, 2010, the Company was in compliance with all of these financial covenants.

In connection with the Credit Agreement, the Company also entered into a Pledge Agreement ("Pledge Agreement") with various banks party to the Credit Agreement. The Pledge Agreement secures its obligations under the Credit Agreement by granting a security interest to certain banks in its right, title and interest as a member, partner, shareholder or other equity holder of its direct subsidiaries, including, but not limited to, its right to receive profits, proceeds, accounts, income, dividends, distributions or return of capital from such subsidiaries, to the extent the granting of such security interest would not result in a default under project level financing or the organizational documents of such subsidiary.

Subsequent to year end, the Company entered into a first amendment to the Credit Agreement that permitted it to issue preferred stock for cash or in exchange for certain of its senior notes. The amendment also permitted it to pay dividends on the preferred stock, so long as no event of default has occurred or would occur as a result of the payment. To the extent the preferred stock was exchanged for specified indebtedness, the reserve required under the Credit Agreement was reduced on a dollar for dollar basis under the terms of the first amendment. This effectively reduced its required reserve to approximately 10% of the available borrowings.

The available credit on the bank revolving credit facility and its related terms at January 31, 2010 and 2009 were as follows:

	January 31,	
	2010	2009
	(in thousands)	
Maximum borrowings	**$ 500,000**	$ 750,000
Less outstanding balances and reserves:		
Borrowings	**83,516**	365,500
Letters of credit	**90,939**	65,949
Surety bonds	**-**	-
Reserve for retirement of indebtedness	**105,067**	-
Available credit	**$ 220,478**	$ 318,551
Related Terms:		
Weighted average interest rate	**5.75%**	2.98%
LIBOR rate option	**Greater of 5.75% or 3.75% + LIBOR**	2.50% + LIBOR
Base rate option	**Greater of LIBOR Rate Option, 0.50% + FFER, or 1.50 % + Prime rate**	1.50% + Prime rate

G. Bank Revolving Credit Facility (continued)

Interest incurred and paid on the bank revolving credit facility was as follows:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Interest incurred	**$ 7,298**	$ 8,211	$ 9,449
Interest paid	**$ 7,156**	$ 7,422	$ 10,292

H. Senior and Subordinated Debt

The Company's Senior and Subordinated Debt is comprised of the following at January 31, 2010 and 2009:

	January 31,	
	2010	2009
	(in thousands)	
Senior Notes:		
3.625% Puttable Equity-Linked Senior Notes due 2011, net of discount	**$ 98,944**	$ 248,154
3.625% Puttable Equity-Linked Senior Notes due 2014, net of discount	**198,480**	-
7.625% Senior Notes due 2015	**300,000**	300,000
5.000% Convertible Senior Notes due 2016	**200,000**	-
6.500% Senior Notes due 2017	**150,000**	150,000
7.375% Senior Notes due 2034	**100,000**	100,000
Total Senior Notes	**1,047,424**	798,154
Subordinated Debt:		
Redevelopment Bonds due 2010	-	18,910
Subordinate Tax Revenue Bonds due 2013	**29,000**	29,000
Total Subordinated Debt	**29,000**	47,910
Total Senior and Subordinated Debt	**$ 1,076,424**	$ 846,064

During March 2010, the Company entered into separate, privately negotiated exchange agreements with certain holders of the Company's senior notes due in 2011, 2015 and 2017. Under the terms of the agreements, the holders agreed to exchange their notes for a new issue of Series A Cumulative Perpetual Convertible Preferred Stock ("Preferred Stock"). A total of $178,700,000 aggregate principal amounts of notes was exchanged for $170,000,000 of Preferred Stock (See Note V – Subsequent Events).

Puttable Equity-Linked Senior Notes due 2011

On October 10, 2006, the Company issued $287,500,000 of 3.625% puttable equity-linked senior notes due October 15, 2011 ("2011 Notes") in a private placement. The notes were issued at par and accrued interest is payable semi-annually in arrears on April 15 and October 15. During the year ended January 31, 2009, the Company purchased on the open market $15,000,000 in principal of its 2011 Notes resulting in a gain, net of associated deferred financing costs of $3,692,000, which is recorded as early extinguishment of debt in the Consolidated Statements of Operations. On October 7, 2009, the Company entered into privately negotiated exchange agreements with certain holders of the 2011 Notes to exchange $167,433,000 of aggregate principal amount of their 2011 Notes for a new issue of 3.625% puttable equity-linked senior notes due October 2014. This exchange resulted in a gain, net of associated deferred financing costs of $4,683,000, which is recorded as early extinguishment of debt in the Consolidated Statements of Operations. There was $105,067,000 ($98,944,000, net of discount) and $272,500,000 ($248,154,000, net of discount) of principal outstanding at January 31, 2010 and 2009, respectively.

H. Senior and Subordinated Debt (continued)

Holders may put their notes to the Company at their option on any day prior to the close of business on the scheduled trading day immediately preceding July 15, 2011 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the "measurement period") in which the trading price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of the Company's Class A common stock and the put value rate (as defined) on each such day; (2) during any fiscal quarter after the fiscal quarter ending January 31, 2007, if the last reported sale price of the Company's Class A common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the applicable put value price in effect on the last trading day of the immediately preceding fiscal quarter; or (3) upon the occurrence of specified corporate events as set forth in the applicable indenture. On and after July 15, 2011 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may put their notes to the Company at any time, regardless of the foregoing circumstances. In addition, upon a designated event, as defined, holders may require the Company to purchase for cash all or a portion of their notes for 100% of the principal amount of the notes plus accrued and unpaid interest, if any, as set forth in the applicable indenture. At January 31, 2010, none of the aforementioned circumstances have been met.

If a note is put to the Company, a holder would receive (i) cash equal to the lesser of the principal amount of the note or the put value and (ii) to the extent the put value exceeds the principal amount of the note, shares of the Company's Class A common stock, cash, or a combination of Class A common stock and cash, at the Company's option. The initial put value rate was 15.0631 shares of Class A common stock per $1,000 principal amount of notes (equivalent to a put value price of $66.39 per share of Class A common stock). The put value rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a "fundamental change," as defined, occurs prior to the maturity date, the Company will in some cases increase the put value rate for a holder that elects to put their notes.

Concurrent with the issuance of the notes, the Company purchased a call option on its Class A common stock in a private transaction. The purchased call option allows the Company to receive shares of its Class A common stock and/or cash from counterparties equal to the amounts of Class A common stock and/or cash related to the excess put value that it would pay to the holders of the notes if put to the Company. These purchased call options will terminate upon the earlier of the maturity date of the notes or the first day all of the notes are no longer outstanding due to a put or otherwise. In a separate transaction, the Company sold warrants to issue shares of the Company's Class A common stock at an exercise price of $74.35 per share in a private transaction. If the average price of the Company's Class A common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company's Class A common stock.

The 2011 Notes are the Company's only senior notes that qualify as convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement (see the "Retrospective Adoption of Accounting Guidance for Convertible Debt Instruments" section of Note A). The carrying amounts of the Company's debt and equity balances related to the 2011 Notes as of January 31, 2010 and 2009 are as follows:

	January 31,	
	2010	2009
	(in thousands)	
Carrying amount of equity component	**$ 16,769**	$ 45,885
Outstanding principal amount of the puttable equity-linked senior notes	**105,067**	272,500
Unamortized discount	**(6,123)**	(24,346)
Net carrying amount of the puttable equity-linked senior notes	**$ 98,944**	$ 248,154

The unamortized discount will be amortized as additional interest expense through October 15, 2011. The effective interest rate for the liability component of the puttable equity-linked senior notes was 7.51% for the years ended January 31, 2010, 2009 and 2008. The Company recorded non-cash interest expense of $6,809,000, $8,943,000 and $8,638,000 for the years ended January 31, 2010, 2009 and 2008, respectively. The Company recorded contractual interest expense of $7,973,000, $10,252,000 and $10,422,000 for the years ended January 31, 2010, 2009 and 2008, respectively.

H. Senior and Subordinated Debt (continued)

Puttable Equity-Linked Senior Notes due 2014

On October 7, 2009, the Company issued $167,433,000 of 3.625% puttable equity-linked senior notes due October 15, 2014 ("2014 Notes") to certain holders in exchange for $167,433,000 of 2011 Notes discussed above. Concurrent with the exchange of 2011 Notes for the 2014 Notes, the Company issued an additional $32,567,000 of 2014 Notes in a private placement, net of a 5% discount. Interest on the 2014 Notes is payable semi-annually in arrears on April 15 and October 15, beginning April 15, 2010. Net proceeds from the exchange and additional issuance transaction, net of discounts and estimated offering expenses, was $29,764,000.

Holders may put their notes to the Company at any time prior to the earlier of (i) stated maturity or (ii) the Put Termination Date, as defined below. Upon a put, a note holder would receive 68.7758 shares of the Company's Class A common stock per $1,000 principal amount of notes, based on a Put Value Price of $14.54 per share of Class A common stock, subject to adjustment. The amount payable upon a put of the notes is only payable in shares of the Company's Class A common stock, except for cash paid in lieu of fractional shares. If the Daily Volume Weighted Average Price of the Class A common stock has equaled or exceeded 130% of the Put Value Price then in effect for at least 20 trading days in any 30 trading day period, the Company may, at its option, elect to terminate the rights of the holders to put their notes to the Company. If elected, the Company is required to issue a Put Termination Notice that shall designate an effective date on which the holders termination put rights will be terminated, which shall be a date at least 20 days after the mailing of such Put Termination Notice (the "Put Termination Date"). Holders electing to put their notes after the mailing of a Put Termination Notice shall receive a Coupon Make-Whole Payment in an amount equal to the remaining scheduled interest payments attributable to such notes from the last applicable interest payment date through and including October 15, 2013.

Senior Notes due 2015

On May 19, 2003, the Company issued $300,000,000 of 7.625% senior notes due June 1, 2015 in a public offering. Accrued interest is payable semi-annually on December 1 and June 1. These senior notes may be redeemed by the Company, in whole or in part, at any time on or after June 1, 2008 at an initial redemption price of 103.813% that is systematically reduced to 100% through June 1, 2011. As of June 1, 2009, the redemption price was reduced to 102.542%.

Convertible Senior Notes due 2016

On October 26, 2009, the Company issued $200,000,000 of 5.00% convertible senior notes due October 15, 2016 in a private placement. The notes were issued at par and accrued interest is payable semi-annually on April 15 and October 15, beginning April 15, 2010. Net proceeds from the issuance, net of the cost of the convertible note hedge transaction described below and estimated offering costs, were $177,262,000.

Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, a note holder would receive 71.8894 shares of the Company's Class A common stock per $1,000 principal amount of notes, based on a put value price of approximately $13.91 per share of Class A common stock, subject to adjustment. The amount payable upon a conversion of the notes is only payable in shares of the Company's Class A common stock, except for cash paid in lieu of fractional shares.

In connection with the issuance of the notes, the Company entered into a convertible note hedge transaction. The convertible note hedge transaction is intended to reduce, subject to a limit, the potential dilution with respect to the Company's Class A common stock upon conversion of the notes. The net effect of the convertible note hedge transaction, from the Company's perspective, is to approximate an effective conversion price of $16.37 per share. The terms of the Notes were not affected by the convertible note hedge transaction. The convertible note hedge transaction, which cost $15,900,000 ($9,734,000 net of the related tax benefit), was recorded as a reduction of shareholders' equity through additional paid in capital.

Senior Notes due 2017

On January 25, 2005, the Company issued $150,000,000 of 6.500% senior notes due February 1, 2017 in a public offering. Accrued interest is payable semi-annually on February 1 and August 1. These senior notes may be redeemed by the Company, in whole or in part, at any time on or after February 1, 2010 at a redemption price of 103.250% beginning February 1, 2010 and systematically reduced to 100% through February 1, 2013.

Senior Notes due 2034

On February 10, 2004, the Company issued $100,000,000 of 7.375% senior notes due February 1, 2034 in a public offering. Accrued interest is payable quarterly on February 1, May 1, August 1, and November 1. These senior notes may be redeemed by the Company, in whole or in part, at any time at a redemption price of 100% of the principal amount plus accrued interest.

H. Senior and Subordinated Debt (continued)

All of the Company's senior notes are unsecured senior obligations and rank equally with all existing and future unsecured indebtedness; however, they are effectively subordinated to all existing and future secured indebtedness and other liabilities of the Company's subsidiaries to the extent of the value of the collateral securing such other debt, including the bank revolving credit facility. The indenture governing certain of the senior notes contain covenants providing, among other things, limitations on incurring additional debt and payment of dividends.

Subordinated Debt

In November 2000, the Company issued $20,400,000 of 8.25% redevelopment bonds due September 15, 2010 in a private placement, with semi-annual interest payments due on March 15 and September 15. The Company entered into a total rate of return swap ("TRS") for the benefit of these bonds that was set to expire on September 15, 2009. Under the TRS, the Company received a rate of 8.25% and paid the SIFMA rate plus a spread.

The TRS, accounted for as a derivative, was required to be marked to fair value at the end of each reporting period. As stated in the "Fair Value Hedges of Interest Rate Risk" section of Note J, any fluctuation in the value of the TRS would be offset by the fluctuation in the value of the underlying borrowings. At January 31, 2009, the fair value of the TRS was ($1,490,000), recorded in accounts payable and accrued expenses; therefore, the fair value of the bonds was reduced by the same amount to $18,910,000 (see Note K - Fair Value Measurements). On July 13, 2009, the TRS contract was terminated and subsequently, a consolidated wholly-owned subsidiary of the Company purchased the redevelopment bonds at par which effectively extinguished the subordinated debt.

In May 2003, the Company purchased $29,000,000 of subordinate tax revenue bonds that were contemporaneously transferred to a custodian, which in turn issued custodial receipts that represent ownership in the bonds to unrelated third parties. The bonds bear a fixed interest rate of 7.875%. The Company evaluated the transfer pursuant to the accounting guidance on accounting for transfers and servicing of financial assets and extinguishment of liabilities and has determined that the transfer does not qualify for sale accounting treatment principally because the Company has guaranteed the payment of principal and interest in the unlikely event that there is insufficient tax revenue to support the bonds when the custodial receipts are subject to mandatory tender on December 1, 2013. As such, the Company is the primary beneficiary of this VIE and the book value (which approximated amortized costs) of the bonds was recorded as a collateralized borrowing reported as senior and subordinated debt and as held-to-maturity securities reported as other assets in the Consolidated Balance Sheets.

The following table summarizes interest incurred and paid on senior and subordinated debt.

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Interest incurred	**$ 54,598**	$ 60,629	$ 60,494
Interest paid	**$ 51,426**	$ 52,095	$ 52,250

Consolidated Interest Expense

The following table summarizes interest incurred, capitalized and paid on all forms of indebtedness (included in Notes E, F, G and H).

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Interest incurred	**$ 463,157**	$ 471,560	$ 419,155
Interest capitalized	**(112,887)**	(107,222)	(96,398)
Net interest expense	**$ 350,270**	$ 364,338	$ 322,757
Interest incurred from discontinued operations	**$ 2,184**	$ 7,210	$ 11,672
Cash paid for interest (net of amount capitalized)	**$ 330,309**	$ 352,459	$ 312,664

I. Financing Arrangements

Collateralized Borrowings

On July 13, 2005, the District issued $65,000,000 Senior Subordinate Limited Property Tax Supported Revenue Refunding and Improvement Bonds, Series 2005 (the "Senior Subordinate Bonds") and Stapleton Land II, LLC, a consolidated subsidiary, entered into an agreement whereby it will receive a 1% fee on the Senior Subordinate Bonds in exchange for providing certain credit enhancement. The counterparty to the credit enhancement arrangement also owns the underlying Senior Subordinate Bonds and can exercise its rights requiring payment from Stapleton Land II, LLC upon an event of default of the Senior Subordinate Bonds, a refunding of the Senior Subordinate Bonds, or failure of Stapleton Land II, LLC to post required collateral. The Senior Subordinate Bonds were refinanced on April 16, 2009 with proceeds from the issuance of $86,000,000 of Park Creek Metropolitan District Senior Limited Property Tax Supported Revenue Refunding and Improvement Bonds, Series 2009.The credit enhancement arrangement expired with the refinancing of the Senior Subordinate Bonds on April 16, 2009. The Company recorded $132,000, $652,000 and $722,000 of interest income related to the credit enhancement arrangement in the Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008, respectively.

On August 16, 2005, the District issued $58,000,000 Junior Subordinated Limited Property Tax Supported Revenue Bonds, Series 2005 (the "Junior Subordinated Bonds"). The Junior Subordinated Bonds initially were to pay a variable rate of interest. Upon issuance, the Junior Subordinated Bonds were purchased by a third party and the sales proceeds were deposited with a trustee pursuant to the terms of the Series 2005 Investment Agreement. Under the terms of the Series 2005 Investment Agreement, after March 1, 2006, the District may elect to withdraw funds from the trustee for reimbursement for certain qualified infrastructure and interest expenditures ("Qualifying Expenditures"). In the event that funds from the trustee are used for Qualifying Expenditures, a corresponding amount of the Junior Subordinated Bonds converts to an 8.5% fixed rate and matures in December 2037 ("Converted Bonds"). On August 16, 2005, Stapleton Land, LLC, a consolidated subsidiary, entered into a Forward Delivery Placement Agreement ("FDA") whereby Stapleton Land, LLC was entitled and obligated to purchase the converted fixed rate Junior Subordinated Bonds through June 2, 2008. The District withdrew $58,000,000 of funds from the trustee for reimbursement of certain Qualifying Expenditures by June 2, 2008 and the Junior Subordinated Bonds became Converted Bonds. The Converted Bonds were acquired by Stapleton Land, LLC under the terms of the FDA by June 8, 2008. Stapleton Land, LLC immediately transferred the Converted Bonds to investment banks and the Company simultaneously entered into a TRS with a notional amount of $58,000,000. The Company receives a fixed rate of 8.5% and pays the SIFMA rate plus a spread on the TRS related to the Converted Bonds. The Company determined that the sale of the Converted Bonds to the investment banks and simultaneous execution of the TRS did not surrender control; therefore, the Converted Bonds have been recorded as a secured borrowing in the Consolidated Balance Sheets.

During the year ended January 31, 2009, one of the Company's consolidated subsidiaries purchased $10,000,000 of the Converted Bonds from one of the investment banks. Simultaneous with the purchase, a $10,000,000 TRS contract was terminated and the corresponding amount of the secured borrowing was removed from the Consolidated Balance Sheets. On April 16, 2009, an additional $5,000,000 of the Converted Bonds was purchased by one of the Company's consolidated subsidiaries, and a corresponding amount of a related TRS was terminated and the corresponding secured borrowing was removed from the Consolidated Balance Sheets. The fair value of the Converted Bonds recorded in other assets in the Consolidated Balance Sheets was $58,000,000 at both January 31, 2010 and 2009. The outstanding TRS contracts on the $43,000,000 and $48,000,000 of secured borrowings related to the Converted Bonds at January 31, 2010 and 2009, respectively, were supported by collateral consisting primarily of certain notes receivable owned by the Company aggregating $33,059,000. The Company recorded net interest income of $2,331,000, $3,205,000 and $1,451,000 related to the TRS in the Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008, respectively.

Other Structured Financing Arrangements

In May 2004, Lehman Brothers, Inc. ("Lehman") purchased $200,000,000 in tax increment revenue bonds issued by the Denver Urban Renewal Authority ("DURA"), with a fixed-rate coupon of 8.0% and maturity date of October 1, 2024, which were used to fund the infrastructure costs associated with phase II of the Stapleton development project. The DURA bonds were transferred to a trust that issued floating rate trust certificates. Stapleton Land, LLC entered into an agreement with Lehman to purchase the DURA bonds from the trust if they are not repurchased or remarketed between June 1, 2007 and June 1, 2009. Stapleton Land, LLC is entitled to receive a fee upon removal of the DURA bonds from the trust equal to the 8.0% coupon rate, less the SIFMA index, less all fees and expenses due to Lehman (collectively, the "Fee"). The Fee was accounted for as a derivative with changes in fair value recorded through earnings. On July 1, 2008, $100,000,000 of the DURA bonds were remarketed. On July 15, 2008, Stapleton Land, LLC was paid $13,838,000 of the fee, which represented the fee earned on the remarketed DURA bonds.

During the year ended January 31, 2009, Lehman filed for bankruptcy and the remaining $100,000,000 of the DURA bonds were transferred to a creditor of Lehman. As a result, the Company reassessed the collectability of the Fee and decreased the fair value of the Fee to $-0-, resulting in an increase to operating expenses in our Consolidated Statements of Operations of $13,816,000 for the year ended January 31, 2009. Stapleton Land, LLC informed Lehman that it determined that a "Special Member Termination Event" had occurred because Stapleton Land, LLC (a) fulfilled all of its bond purchase obligations under the transaction documents by purchasing or causing to be redeemed or repurchased all of the bonds held by Lehman and (b) fulfilled all other obligations in accordance with the transaction documents. Therefore, Stapleton Land, LLC has no other financing obligations with Lehman.

I. Financing Arrangements (continued)

The Company recorded interest income of $-0-, $4,546,000 and $8,018,000 related to the change in fair value of the Fee in the Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008, respectively.

A consolidated subsidiary of the Company has committed to fund $24,500,000 to the District to be used for certain infrastructure projects and has funded $16,540,000 of this commitment as of January 31, 2010. In addition, on June 23, 2009, the consolidated subsidiary committed to fund $10,000,000 to the City of Denver and certain of its entities to be used to fund additional infrastructure projects and has funded $1,268,000 of this commitment as of January 31, 2010.

J. Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned decreases in earnings and cash flows that may be caused by interest rate volatility. Derivative instruments that are used as part of the Company's strategy include interest rate swaps and option contracts that have indices related to the pricing of specific balance sheet liabilities. The Company enters into interest rate swaps to convert certain floating-rate debt to fixed-rate long-term debt, and vice-versa, depending on market conditions or forward starting swaps to hedge the changes in benchmark interest rates on forecasted financings. Option products utilized include interest rate caps, floors, interest rate swaptions and Treasury options. The use of these option products is consistent with the Company's risk management objective to reduce or eliminate exposure to variability in future cash flows primarily attributable to changes in benchmark rates relating to forecasted financings, and the variability in cash flows attributable to increases relating to interest payments on its floating-rate debt. The caps and floors have typical durations ranging from one to three years while the Treasury options are for periods of five to ten years. The Company also enters into interest rate swap agreements for hedging purposes for periods that are generally one to ten years. The Company does not have any Treasury options outstanding at January 31, 2010.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate caps and swaps as part of its interest rate risk management strategy. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an upfront premium. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in accumulated OCI and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. The Company recorded interest expense of $1,012,000, $515,000 and $176,000 for the years ended January 31, 2010, 2009 and 2008, respectively, in the Consolidated Statements of Operations, which represented total ineffectiveness of all fully consolidated cash flow hedges of which $928,000, $-0- and $50,000 for the years ended January 31, 2010, 2009 and 2008, respectively, represented the amount of derivative losses reclassified into earnings from accumulated OCI as a result of forecasted transactions that did not occur by the end of the originally specified time period or within an additional two-month period of time thereafter (missed forecasted transaction). As of January 31, 2010, the Company expects that within the next twelve months it will reclassify amounts recorded in accumulated OCI into earnings as an increase in interest expense of approximately $27,267,000, net of tax. However, the actual amount reclassified could vary due to future changes in fair value of these derivatives.

Fair Value Hedges of Interest Rate Risk

From time to time, the Company and/or certain of its joint ventures (the "Joint Ventures") enter into TRS on various tax-exempt fixed-rate borrowings generally held by the Company and/or within the Joint Ventures. The TRS convert these borrowings from a fixed rate to a variable rate and provide an efficient financing product to lower the cost of capital. In exchange for a fixed rate, the TRS require that the Company and/or the Joint Ventures pay a variable rate, generally equivalent to the SIFMA rate plus a spread. At January 31, 2010, the SIFMA rate is 0.20%. Additionally, the Company and/or the Joint Ventures have guaranteed the fair value of the underlying borrowing. Any fluctuation in the value of the TRS would be offset by the fluctuation in the value of the underlying borrowing, resulting in no financial impact to the Company and/or the Joint Ventures. At January 31, 2010, the aggregate notional amount of TRS that are designated as fair value hedging instruments under the accounting guidance on derivatives and hedging activities, in which the Company and/or the consolidated Joint Ventures have an interest, is $482,940,000. The Company believes the economic return and related risk associated with a TRS is generally comparable to that of nonrecourse variable-rate mortgage debt. The underlying TRS borrowings are subject to a fair value adjustment (refer to Note K – Fair Value Measurements).

J. Derivative Instruments and Hedging Activities (continued)

Nondesignated Hedges of Interest Rate Risk

The Company has entered into derivative contracts that are intended to economically hedge certain of its interest rate risk, even though the contracts do not qualify for hedge accounting or the Company has elected not to apply hedge accounting under the accounting guidance on derivatives and hedging activities. In all situations in which hedge accounting is discontinued, or not elected, and the derivative remains outstanding, the Company will report the derivative at its fair value in the Consolidated Balance Sheets, immediately recognizing changes in the fair value in the Consolidated Statements of Operations.

The Company has entered into forward swaps to protect itself against fluctuations in the swap rate at terms ranging between five to ten years associated with forecasted fixed-rate borrowings. At the time the Company secures and locks an interest rate on an anticipated financing, it intends to simultaneously terminate the forward swap associated with that financing. At January 31, 2010, the Company has two forward swaps, with notional amounts of $69,325,000 and $120,000,000, respectively, neither of which qualify as cash flow hedges under the accounting guidance on derivatives and hedging activities. As such, the change in fair value of these swaps is marked to market through earnings on a quarterly basis. Related to these forward swaps, the Company recorded ($4,761,000), $14,564,000 and $7,184,000 for the years ended January 31, 2010, 2009 and 2008, respectively, as an increase (reduction) of interest expense in its Consolidated Statements of Operations. During the year ended January 31, 2009, the Company purchased an interest rate floor in order to mitigate the interest rate risk on one of the forward swaps ($120,000,000 notional) should interest rates fall below a certain level.

The following table presents the fair values and location in the Consolidated Balance Sheets of all derivative instruments as of January 31, 2010:

	Fair Value of Derivative Instruments January 31, 2010			
	Asset Derivatives (included in Other Assets)		Liability Derivatives (included in Accounts Payable and Accrued Expenses)	
	Current Notional	Fair Value	Current Notional	Fair Value
	(in thousands)			
Derivatives Designated as Hedging Instruments				
Interest rate caps and floors	$ 549,600	$ 1,738 [1]	$ -	$ -
Interest rate swap agreements	-	-	1,149,081	101,549
TRS	-	-	390,090	42,989
Total derivatives designated as hedging instruments	$ 549,600	$ 1,738	$ 1,539,171	$ 144,538
Derivatives Not Designated as Hedging Instruments				
Interest rate caps and floors	$ 1,350,811	$ 33 [2]	$ -	$ -
Interest rate swap agreements	20,667	2,154	189,325	36,582
TRS	-	-	40,531	11,406
Total derivatives not designated as hedging instruments	$ 1,371,478	$ 2,187	$ 229,856	$ 47,988

(1) $83 of the fair value applies to $105,882 of notional excluded from the associated current notional amount that is covered by other interest rate caps for the year ended January 31, 2010. These caps are active as of January 31, 2010; however, their effective periods are subsequent to this date.

(2) $30 of the fair value applies to $439,302 of notional excluded from the associated current notional amount that is covered by other interest rate caps for the year ended January 31, 2010. These caps are active as of January 31, 2010; however, their effective periods are subsequent to this date.

J. Derivative Instruments and Hedging Activities (continued)

The following tables present the impact of gains and losses related to derivative instruments designated as cash flow hedges included in the accumulated OCI section of the Consolidated Balance Sheets as of January 31, 2010, and in equity in loss of unconsolidated entities and interest expense in the Consolidated Statements of Operations for the year ended January 31, 2010:

Derivatives Designated as Cash Flow Hedging Instruments[1]	Loss Recognized in OCI (Effective Portion)	Loss Reclassified from Accumulated OCI (Effective Portion): Location on Consolidated Statements of Operations	Loss Reclassified from Accumulated OCI (Effective Portion): Amount	Ineffectiveness Recognized in Interest Expense on Derivatives
	(in thousands)			
Interest rate caps, interest rate swaps and Treasury options	$ (24,590)	Interest expense	$ (55,242)	$ (1,012)
Treasury options	-	Equity in loss of unconsolidated entities	(178)	(1,099)
Total	$ (24,590)		$ (55,420)	$ (2,111)

(1) Gains and losses on terminated hedges included in accumulated OCI are being reclassified into interest expense over the original life of the hedged transactions as the transactions are still more likely than not to occur and would not be reflected in the previous table related to the fair value of designated derivatives (see Note K – Fair Value Measurements).

The following table presents the impact of gains and losses related to derivative instruments designated as fair value hedges included in interest expense in the Consolidated Statements of Operations for the year ended January 31, 2010:

Derivatives Designated as Fair Value Hedging Instruments	Net Gain Recognized[1] Year Ended January 31, 2010
	(in thousands)
TRS	$ 16,351

(1) The net loss recognized in interest expense in the Consolidated Statements of Operations from the change in fair value of the underlying TRS borrowings for the year ended January 31, 2010 was $16,351 offsetting the gain recognized on the TRS (see Note K – Fair Value Measurements).

The following table presents the impact of gains and losses related to derivative instruments not designated as hedging instruments included in interest expense in the Consolidated Statements of Operations for the year ended January 31, 2010:

Derivatives Not Designated as Hedging Instruments	Net Gain (Loss) Recognized Year Ended January 31, 2010
	(in thousands)
Interest rate caps, interest rate swaps and floors	$ 1,388
TRS	(2,873)
Total	$ (1,485)

J. Derivative Instruments and Hedging Activities (continued)

Credit-risk-related Contingent Features

The principal credit risk to the Company through its interest rate risk management strategy is the potential inability of the financial institution from which the derivative financial instruments were purchased to cover all of its obligations. If a counterparty fails to fulfill its performance obligations under a derivative contract, the Company's risk of loss approximates the fair value of the derivative. To mitigate this exposure, the Company generally purchases its derivative financial instruments from the financial institution that issues the related debt, from financial institutions with which the Company has other lending relationships, or from financial institutions with a minimum credit rating of AA at the time the Company enters into the transaction.

The Company has agreements with its derivative counterparties that contain a provision, under which the derivative counterparty could terminate the derivative obligations if the Company defaults on its obligations under its bank revolving credit facility and designated conditions have passed. In instances where subsidiaries of the Company have derivative obligations that are secured by a mortgage, the derivative obligations could be terminated if the indebtedness between the two parties is terminated, either by loan payoff or default of the indebtedness. In addition, one of the Company's derivative contracts provides that if the Company's credit rating were to fall below certain levels, it may trigger additional collateral to be posted with the counterparty up to the full amount of the liability position of the derivative contracts. Also, certain subsidiaries of the Company have agreements with certain of its derivative counterparties that contain provisions whereby the subsidiaries of the Company must maintain certain minimum financial ratios.

As of January 31, 2010, the aggregate fair value of all derivative instruments in a liability position, prior to the adjustment for nonperformance risk of ($12,790,000), is $205,316,000, for which the Company had posted collateral consisting primarily of cash and notes receivable of $113,656,000. If all credit risk contingent features underlying these agreements had been triggered on January 31, 2010, as discussed above, the Company would have been required to post collateral of the full amount of the liability position referred to above, or $205,316,000.

K. Fair Value Measurements

The Company's financial assets and liabilities subject to fair value measurements are interest rate caps, floors and swaptions, interest rate swap agreements (including forward swaps), TRS and borrowings subject to TRS (see Note J - Derivative Instruments and Hedging Activities). The Company's impairment of real estate and unconsolidated entities are also subject to fair value measurements (see Note R – Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Company and see Note S - Impairment of Real Estate, Impairment of Unconsolidated Entities, Write-off of Abandoned Development Projects and Gain (Loss) on Early Extinguishment of Debt).

Fair Value Hierarchy

The accounting guidance related to estimating fair value specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). The following summarizes the fair value hierarchy:

- Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly such as interest rates and yield curves that are observable at commonly quoted intervals; and
- Level 3 – Prices or valuations that require inputs that are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Measurement of Fair Value

The Company estimates the fair value of its hedging instruments, which includes the interest rate caps, floors and interest rate swap agreements (including forward swaps), based on interest rate market pricing models. Although the Company has determined that the significant inputs used to value its hedging instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company's counterparties and its own credit risk utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of January 31, 2010, the Company has assessed the significance

K. Fair Value Measurements (continued)

of the impact of the credit valuation adjustments on the overall valuation of its hedging instruments' positions and has determined that the credit valuation adjustments are significant to the overall valuation of one interest rate swap, and are not significant to the overall valuation of all of its other hedging instruments. As a result, the Company has determined that one interest rate swap is classified in Level 3 of the fair value hierarchy and all of its other hedging instruments valuations are classified in Level 2 of the fair value hierarchy.

The Company's TRS have termination values equal to the difference between the fair value of the underlying bonds and the bonds base (acquired) price times the stated par amount of the bonds. Upon termination of the contract with the counterparty, the Company is entitled to receive the termination value if the underlying fair value of the bonds is greater than the base price and is obligated to pay the termination value if the underlying fair value of the bonds is less than the base price. The underlying borrowings generally have call features at par and without prepayment penalties. The call features of the underlying borrowings would result in a significant discount factor to any value attributed to the exchange of cash flows in these contracts by another market participant willing to purchase the Company's positions. Therefore, the Company believes the termination value of the TRS approximates the fair value another market participant would assign to these contracts. The Company compares estimates of fair value to those provided by the respective counterparties on a quarterly basis. The Company has determined its fair value estimate of TRS is classified in Level 3 of the fair value hierarchy.

To determine the fair value of the underlying borrowings subject to TRS, the base price is initially used as the estimate of fair value. The Company adjusts the fair value based upon observable and unobservable measures, such as the financial performance of the underlying collateral, interest rate risk spreads for similar transactions and loan to value ratios. In the absence of such evidence, management's best estimate is used. At January 31, 2010, the notional amount of TRS borrowings subject to fair value adjustments are approximately $482,940,000. The Company compares estimates of fair value to those provided by the respective counterparties on a quarterly basis. The Company has determined its fair value estimate of borrowings subject to TRS is classified in Level 3 of the fair value hierarchy.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets consist of interest rate caps and floors, and interest rate swap agreements with a positive fair value and are included in other assets. The Company's financial liabilities consist of interest rate swap agreements with a negative fair value and TRS with a negative fair value included in accounts payable and accrued expenses and borrowings subject to TRS included in mortgage debt, nonrecourse. The following table presents information about the Company's financial assets and liabilities that were measured at fair value on a recurring basis as of January 31, 2010 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Fair Value Measurements at January 31, 2010			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Interest rate caps and floors	$ -	$ 1,771	$ -	$ 1,771
Interest rate swap agreements (positive fair value)	-	2,154	-	2,154
Interest rate swap agreements (negative fair value)	-	(48,494)	(89,637)	(138,131)
TRS (negative fair value)	-	-	(54,395)	(54,395)
Fair value adjustment to the borrowings subject to TRS	-	-	42,989	42,989
Total	$ -	$ (44,569)	$ (101,043)	$ (145,612)

K. Fair Value Measurements (continued)

The table below presents a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended January 31, 2010.

	Fair Value Measurements Year Ended January 31, 2010				
	Interest Rate Swaps	Net TRS	Fair value adjustment to the borrowings subject to TRS	Total TRS Related	Total
			(in thousands)		
Balance, February 1, 2009	$ (113,109)	$ (67,873)	$ 59,340	$ (8,533)	$ (121,642)
Total realized and unrealized gains (losses):					-
Included in interest expense	-	14,302	(17,244)	(2,942)	(2,942)
Included in other comprehensive income	20,016	-	-	-	20,016
Purchases, issuances and settlements	-	(824)	893	69	69
Transfer to Level 2	3,456	-	-	-	3,456
Balance, January 31, 2010	$ (89,637)	$ (54,395)	$ 42,989	$ (11,406)	$ (101,043)

L. Income Taxes

The income tax expense (benefit) related to continuing operations consists of the following:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Current			
Federal	**$ 431**	$ (27,309)	$ (13,114)
State	**4,985**	(278)	2,701
	5,416	(27,587)	(10,413)
Deferred			
Federal	**$ (22,656)**	$ (18,074)	$ 7,616
State	**(2,310)**	15,542	5,907
	(24,966)	(2,532)	13,523
Total income expense (benefit)	**$ (19,550)**	$ (30,119)	$ 3,110

L. Income Taxes (continued)

The effective tax rate for income taxes from continuing operations varies from the federal statutory rate of 35% due to the following items:

	Years Ended January 31,		
	2010	2009	2008
	(dollars in thousands)		
Earnings (loss) from continuing operations, before income taxes	$ **(26,953)**	$ (104,234)	$ 441
Equity in earnings (loss) of unconsolidated entities, net of impairment	**(15,053)**	(35,585)	9,073
Less: Noncontrolling interests	**(6,610)**	(13,817)	(19,504)
Loss from continuing operations, including noncontrolling interest, before income taxes	$ **(48,616)**	$ (153,636)	$ (9,990)
Income taxes computed at the statutory rate	$ **(17,016)**	$ (53,773)	$ (3,497)
Increase (decrease) in tax resulting from:			
State taxes, net of federal benefit	**4,547**	(2,920)	3,234
Cumulative effect of change in state tax rate, net of federal benefit	**(6,082)**	7,930	-
State net operating loss, net of federal benefit	**(8,849)**	(3,596)	3,335
General Business Credits	**(2,415)**	(1,233)	(959)
Valuation allowance	**10,266**	20,741	(3,500)
Charitable contributions	**2,195**	3,002	2,019
Permanent adjustments	**(5,359)**	909	2,743
Other items	**3,163**	(1,179)	(265)
Total income tax expense (benefit)	$ **(19,550)**	$ (30,119)	$ 3,110
Effective tax rate	**40.21%**	19.60%	(31.13)%
The components of the deferred income tax expense (benefit) for continuing operations are as follows:			
Excess of tax over financial statement depreciation and amortization	$ **691**	$ 4,631	$ (222)
Costs on land and rental properties under development expensed for tax purposes	**12,520**	9,274	11,268
Revenues and expenses recognized in different periods for tax and financial statement purposes	**15,671**	(22,479)	4,888
Difference between tax and financial statements related to unconsolidated entities	**1,901**	(4,114)	(6,274)
Impairment of real estate	**(9,284)**	(442)	(36)
Deferred state taxes, net of federal benefit	**(6,239)**	(6,803)	5,271
Utilization of (addition to) tax loss carryforward excluding effect of stock options	**(41,019)**	(11,695)	11,344
Cumulative effect of change in state tax rate, net of federal benefit	**(6,082)**	7,930	-
Valuation allowance	**10,266**	20,741	(3,500)
General Business Credits	**(2,415)**	(1,233)	(959)
Alternative Minimum Tax credits	**(976)**	1,658	(8,257)
Deferred income tax expense (benefit)	$ **(24,966)**	$ (2,532)	$ 13,523

See Note R for disclosure of income taxes for discontinued operations.

L. Income Taxes (continued)

The components of the deferred income tax liability are as follows.

	At January 31,			
	Temporary Differences		Deferred Tax	
	2010	2009	**2010**	2009
	(in thousands)			
Depreciation	**$ 510,203**	$ 456,405	**$ 197,872**	$ 179,139
Capitalized costs	**1,002,731**	1,129,179	**388,889**	443,203
Tax loss carryforward	**(170,987)**	(55,152)	**(59,845)**	(19,303)
State loss carryforward, net of federal benefit	**-**	-	**(27,659)**	(18,792)
Valuation allowance	**-**	-	**58,396**	48,155
Federal tax credits and other carryforwards	**-**	-	**(61,193)**	(58,049)
Other comprehensive income (loss)	**(142,543)**	(175,800)	**(55,278)**	(69,002)
Basis in unconsolidated entities	**143,903**	150,455	**55,810**	59,054
Other	**(153,732)**	(277,872)	**(59,622)**	(109,069)
Total	**$ 1,189,575**	$ 1,227,215	**$ 437,370**	$ 455,336

Income taxes paid (refunded) were ($709,000), $4,698,000 and $5,428,000 for the years ended January 31, 2010, 2009 and 2008, respectively. At January 31, 2010, the Company had a federal net operating loss carryforward of $228,061,000 (generated primarily from the impact on its net earnings of tax depreciation expense from real estate properties and excess deductions from stock-based compensation) that will expire in the years ending January 31, 2024 through January 31, 2030, a charitable contribution deduction carryforward of $41,733,00 that will expire in the years ending January 31, 2011 through January 31, 2015, General Business Credit carryovers of $17,514,000 that will expire in the years ending January 31, 2011 through January 31, 2030, and an alternative minimum tax ("AMT") credit carryforward of $29,341,000 that is available until used to reduce Federal tax to the AMT amount.

The Company's policy is to consider a variety of tax-deferral strategies, including tax deferred exchanges, when evaluating its future tax position. The Company has a full valuation allowance against the deferred tax assets associated with its charitable contributions. The Company has a valuation allowance against its general business credits, other than those general business credits which are eligible to be utilized to reduce future AMT liabilities. We have a valuation allowance against certain of our state net operating losses. These valuation allowances exist because management believes at this time it is more likely than not that the Company will not realize these benefits.

The Company applies the "with-and-without" methodology for recognizing excess tax benefits from the deduction of stock-based compensation. The net operating loss available for the tax return, as is noted in the paragraph above, is significantly greater than the net operating loss available for the tax provision due to excess deductions from stock-based compensation reported on the return, as well as the impact of adjustments to the net operating loss under the accounting guidance on accounting for uncertainty in income taxes. The January 31, 2010 tax return will include a stock-based compensation deduction of $72,000, none of which will decrease taxes payable on the current year tax provision since the Company is in a net taxable loss position before the stock option deduction. As a result, the Company did not record an adjustment to additional paid-in-capital, nor did it record a reduction in its current taxes payable due to stock-based compensation deductions. As of January 31, 2010, the Company has not recorded a net deferred tax asset of approximately $17,447,000 from excess stock-based compensation deductions taken on the tax return for which a benefit has not yet been recognized in the Company's tax provision.

	At January 31,	
	2010	2009
	(in thousands)	
Deferred tax liabilities	**$ 1,419,914**	$ 1,414,368
Deferred tax assets	**1,040,940**	1,007,187
Less: valuation allowance [1]	**(58,396)**	(48,155)
	982,544	959,032
Net deferred tax liability	**$ 437,370**	$ 455,336

(1) The valuation allowance is related to state net operating losses, general business credits and charitable contributions.

L. Income Taxes (continued)

Accounting for Uncertainty in Income Taxes

Unrecognized tax benefits represent those tax benefits related to tax positions that have been taken or are expected to be taken in tax returns that are not recognized in the financial statements because management has either concluded that it is not more likely than not that the tax position will be sustained if audited by the appropriate taxing authority or the amount of the benefit will be less than the amount taken or expected to be taken in its income tax returns.

As of January 31, 2010 and 2009, the Company had unrecognized tax benefits of $1,611,000 and $1,481,000, respectively. The Company recognizes estimated interest payable on underpayments of income taxes and estimated penalties that may result from the settlement of some uncertain tax positions as components of income tax expense. At January 31, 2010 and 2009, the Company had approximately $525,000 and $463,000, respectively, of accrued interest related to uncertain income tax positions. During the years ended January 31, 2010, 2009 and 2008, income tax expense (benefit) relating to interest and penalties on uncertain tax positions of $61,000, ($377,000), and $137,000, respectively, was recorded in the Consolidated Statements of Operations. The Company settled Internal Revenue Service audits of two of its partnership investments during the years ended January 31, 2010 and 2009, both of which resulted in a decrease in the Company's unrecognized tax benefits in the amounts of $174,000 and $845,000, respectively, and a decrease in the associated accrued interest and penalties in the amounts of $59,000 and $447,000, respectively.

The Company files a consolidated United States federal income tax return. Where applicable, the Company files combined income tax returns in various states and it files individual separate income tax returns in other states. The Company's federal consolidated income tax returns for the year ended January 31, 2005 and subsequent years are subject to examination by the Internal Revenue Service. Certain of the Company's state returns for the years ended January 31, 2004 through January 31, 2006 and all state returns for the year ended January 31, 2007 and subsequent years are subject to examination by various taxing authorities.

A reconciliation of the total amounts of the Company's unrecognized tax benefits, exclusive of interest and penalties, as of January 31, 2010 and 2009, is depicted in the following table:

	Unrecognized Tax Benefit January 31,	
	2010	2009
	(in thousands)	
Balance, beginning of year	**$ 1,481**	$ 2,556
Gross increases for tax positions of prior years	**330**	224
Gross decreases for tax positions of prior years	**-**	(71)
Gross increases for tax positions of current year	**-**	-
Settlements	**(174)**	(845)
Lapse of statutes of limitation	**(26)**	(383)
Balance, end of year	**$ 1,611**	$ 1,481

The total amount of unrecognized tax benefits that would affect the Company's effective tax rate, if recognized as of January 31, 2010 and 2009, is $155,000 and $145,000, respectively. Based upon the Company's assessment of the outcome of examinations that are in progress, the settlement of liabilities, or as a result of the expiration of the statutes of limitation for certain jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns will materially change from those recorded at January 31, 2010. Included in the $1,611,000 of unrecognized benefits as of January 31, 2010, is $1,306,000 which, due to the reasons above, could significantly decrease during the next twelve months.

M. Segment Information

The Company operates through three strategic business units and five reportable segments, determined in accordance with accounting guidance on segment reporting. The three strategic business units/reportable segments are the Commercial Group, Residential Group and Land Development Group ("Real Estate Groups"). The Commercial Group, the Company's largest strategic business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. The Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. Additionally, the Residential Group develops for-sale condominium projects and also owns interests in entities that develop and manage military family housing. The Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. The remaining two reportable segments are The Nets, a member of the NBA, and Corporate Activities. The following tables summarize financial data for the Company's five reportable segments. All amounts are presented in thousands.

	January 31,		**Years Ended January 31,**		
	2010	2009	**2010**	2009	2008
	Identifiable Assets		Capital Expenditures		
Commercial Group	**$ 8,626,937**	$ 8,251,407	**$ 552,241**	$ 742,541	$ 885,229
Residential Group	**2,674,639**	2,548,712	**390,088**	342,877	356,513
Land Development Group	**460,513**	431,938	**-**	339	3,109
The Nets[1]	**(333)**	(3,302)	**-**	-	-
Corporate Activities	**154,955**	151,752	**280**	610	1,968
	$ 11,916,711	$ 11,380,507	**$ 942,609**	$ 1,086,367	$ 1,246,819

	Years Ended January 31,			**Years Ended January 31,**		
	2010	2009	2008	**2010**	2009	2008
	Revenues from Real Estate Operations			Operating Expenses		
Commercial Group	**$ 946,670**	$ 930,006	$ 847,816	**$ 460,015**	$ 489,542	$ 435,374
Commercial Group Land Sales	**27,068**	36,777	76,940	**21,609**	17,062	54,888
Residential Group	**263,217**	279,939	259,460	**161,971**	177,219	180,789
Land Development Group	**20,267**	33,848	92,257	**33,119**	52,878	67,687
The Nets	**-**	-	-	**-**	-	-
Corporate Activities	**-**	-	-	**39,857**	44,097	41,635
	$ 1,257,222	$ 1,280,570	$ 1,276,473	**$ 716,571**	$ 780,798	$ 780,373

	Depreciation and Amortization Expense			Interest Expense		
Commercial Group	**$ 204,161**	$ 202,465	$ 171,765	**$ 239,308**	$ 254,298	$ 207,430
Residential Group	**59,704**	59,972	52,182	**27,962**	36,888	43,038
Land Development Group	**830**	1,318	667	**2,109**	(98)	118
The Nets	**-**	-	-	**-**	-	-
Corporate Activities	**2,713**	3,030	2,539	**80,891**	73,250	72,171
	$ 267,408	$ 266,785	$ 227,153	**$ 350,270**	$ 364,338	$ 322,757

	Interest and Other Income			Net Earnings (Loss) Attributable to Forest City Enterprises, Inc.		
Commercial Group	**$ 19,574**	$ 8,737	$ 27,596	**$ 48,571**	$ (15,946)	$ 39,605
Residential Group	**23,674**	19,653	29,703	**31,167**	21,102	70,295
Land Development Group	**9,508**	12,612	13,708	**511**	10,878	17,371
The Nets	**-**	-	-	**(28,674)**	(29,967)	(12,047)
Corporate Activities	**1,249**	1,415	2,258	**(82,226)**	(99,314)	(63,651)
	$ 54,005	$ 42,417	$ 73,265	**$ (30,651)**	$ (113,247)	$ 51,573

(1) The identifiable assets of ($333) and ($3,302) represent losses in excess of the Company's investment basis in The Nets at January 31, 2010 and 2009, respectively.

M. Segment Information (continued)

The Company uses a measure defined as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT") to report its operating results. EBDT is a non-GAAP measure and is defined as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges for real estate depreciation, amortization, amortization of mortgage procurement costs and deferred income taxes; iv) preferred payment which is classified as noncontrolling interest expense in the Company's Consolidated Statements of Operations; v) impairment of real estate (net of tax); vi) extraordinary items (net of tax); and vii) cumulative or retrospective effect of change in accounting principle (net of tax).

The Company believes that, although its business has many facets such as development, acquisitions, disposals and property management, the core of its business is the recurring operations of its portfolio of real estate assets. The Company's Chief Executive Officer, the chief operating decision maker, uses EBDT, as presented, to assess performance of its portfolio of real estate assets by operating segment because it provides information on the financial performance of the core real estate portfolio operations. EBDT measures the profitability of a real estate segment's operations of collecting rent, paying operating expenses and servicing its debt. The Company's segments adhere to the accounting policies described in Note A. Unlike the real estate segments, EBDT for The Nets segment equals net earnings (loss). All amounts in the following tables are presented in thousands.

(continued on next page)

M. Segment Information (continued)

Reconciliation of EBDT to Net Earnings (Loss) by Segment:

Year Ended January 31, 2010	Commercial Group	Residential Group	Land Development Group	The Nets	Corporate	Total
EBDT	**$ 286,420**	**$ 122,769**	**$ 12,828**	**$ (28,674)**	**$ (92,237)**	**$ 301,106**
Depreciation and amortization – Real Estate Groups	**(210,591)**	**(81,544)**	**(387)**	**-**	**-**	**(292,522)**
Amortization of mortgage procurement costs – Real Estate Groups	**(12,251)**	**(2,658)**	**(624)**	**-**	**-**	**(15,533)**
Deferred taxes – Real Estate Groups	**(11,781)**	**(11,743)**	**(7,987)**	**-**	**9,293**	**(22,218)**
Straight-line rent adjustment	**13,144**	**86**	**-**	**-**	**-**	**13,230**
Preference payment [(2)]	**(2,341)**	**-**	**-**	**-**	**-**	**(2,341)**
Gain on disposition of unconsolidated entities, net of tax	**-**	**30,462**	**-**	**-**	**-**	**30,462**
Impairment of real estate, net of tax	**(10,241)**	**(3,616)**	**(2,381)**	**-**	**-**	**(16,238)**
Impairment of unconsolidated entities, net of tax	**(6,441)**	**(14,877)**	**(938)**	**-**	**-**	**(22,256)**
Discontinued operations, net of tax: [(1)]						
Depreciation and amortization - Real Estate Groups	**(107)**	**(1,240)**	**-**	**-**	**-**	**(1,347)**
Amortization of mortgage procurement costs - Real Estate Groups	**(5)**	**(45)**	**-**	**-**	**-**	**(50)**
Deferred taxes - Real Estate Groups	**(31)**	**(443)**	**-**	**-**	**-**	**(474)**
Impairment of real estate, net of tax	**-**	**(5,984)**	**-**	**-**	**-**	**(5,984)**
Straight-line rent adjustment	**12**	**-**	**-**	**-**	**-**	**12**
Gain on disposition of rental properties	**2,784**	**-**	**-**	**-**	**-**	**2,784**
Deferred gain on disposition of Lumber Group	**-**	**-**	**-**	**-**	**718**	**718**
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 48,571**	**$ 31,167**	**$ 511**	**$ (28,674)**	**$ (82,226)**	**$ (30,651)**

Year Ended January 31, 2009	Commercial Group	Residential Group	Land Development Group	The Nets	Corporate	Total
EBDT	$ 221,576	$ 120,402	$ 2,277	$ (29,967)	$ (95,351)	$ 218,937
Depreciation and amortization – Real Estate Groups	(210,113)	(75,159)	(735)	-	-	(286,007)
Amortization of mortgage procurement costs – Real Estate Groups	(10,027)	(2,770)	(573)	-	-	(13,370)
Deferred taxes – Real Estate Groups	(14,663)	(17,840)	11,206	-	4,448	(16,849)
Straight-line rent adjustment	203	5	(3)	-	-	205
Preference payment [(2)]	(3,329)	-	-	-	-	(3,329)
Preferred return on disposition, net of tax	-	(576)	-	-	-	(576)
Gain on disposition of rental properties and other investments, net of tax	-	-	-	-	92	92
Impairment of real estate, net of tax	-	(774)	-	-	-	(774)
Gain on disposition of unconsolidated entities, net of tax	663	-	-	-	-	663
Impairment of unconsolidated entities, net of tax	(5,606)	(5,795)	(1,626)	-	-	(13,027)
Retrospective adoption of accounting guidance for convertible debt instruments	6,095	1,213	332	-	(9,183)	(1,543)
Discontinued operations, net of tax: [(1)]						
Depreciation and amortization - Real Estate Groups	(860)	(4,082)	-	-	-	(4,942)
Amortization of mortgage procurement costs - Real Estate Groups	(28)	(390)	-	-	-	(418)
Deferred taxes - Real Estate Groups	(10)	(1,291)	-	-	-	(1,301)
Straight-line rent adjustment	153	-	-	-	-	153
Gain on disposition of rental properties	-	8,159	-	-	-	8,159
Deferred gain on disposition of Lumber Group	-	-	-	-	680	680
Net earnings (loss) attributable to Forest City Enterprises, Inc.	$ (15,946)	$ 21,102	$ 10,878	$ (29,967)	$ (99,314)	$ (113,247)

Year Ended January 31, 2008	Commercial Group	Residential Group	Land Development Group	The Nets	Corporate	Total
EBDT	$ 217,201	$ 97,766	$ 28,094	$ (12,047)	$ (65,296)	$ 265,718
Depreciation and amortization – Real Estate Groups	(177,017)	(66,802)	(246)	-	-	(244,065)
Amortization of mortgage procurement costs – Real Estate Groups	(9,211)	(2,847)	(646)	-	-	(12,704)
Deferred taxes – Real Estate Groups	(21,439)	(3,835)	(8,103)	-	9,022	(24,355)
Straight-line rent adjustment	21,427	(4,975)	(3)	-	-	16,449
Preference payment [(2)]	(3,707)	-	-	-	-	(3,707)
Preferred return on disposition, net of tax	-	(3,089)	-	-	-	(3,089)
Gain on disposition of rental properties and other investments, net of tax	-	-	-	-	370	370
Impairment of real estate, net of tax	-	-	(2,020)	-	-	(2,020)
Gain on disposition of unconsolidated entities, net of tax	7,540	1,292	-	-	-	8,832
Impairment of unconsolidated entities, net of tax	-	(5,074)	-	-	-	(5,074)
Retrospective adoption of accounting guidance for convertible debt instruments	5,742	989	295	-	(8,389)	(1,363)
Discontinued operations, net of tax: [(1)]						
Depreciation and amortization - Real Estate Groups	(1,010)	(5,916)	-	-	-	(6,926)
Amortization of mortgage procurement costs - Real Estate Groups	(27)	(395)	-	-	-	(422)
Deferred taxes - Real Estate Groups	4	(1,423)	-	-	-	(1,419)
Straight-line rent adjustment	102	-	-	-	-	102
Gain on disposition of rental properties	-	64,604	-	-	-	64,604
Deferred gain on disposition of Lumber Group	-	-	-	-	642	642
Net earnings (loss) attributable to Forest City Enterprises, Inc.	$ 39,605	$ 70,295	$ 17,371	$ (12,047)	$ (63,651)	$ 51,573

(1) See the "Discontinued Operations" section of Note R for more information.

(2) The preference payment of $2,341, $3,329 and $3,707 for the years ended January 31, 2010, 2009 and 2008, respectively, represents the annual preferred payment in connection with the issuance of Class A Common Units in exchange for Bruce C. Ratner's noncontrolling interests in the FCRC portfolio. See Note T – Class A Common Units for more information.

N. Leases

The following tables include all lease obligations of the Company.

The Company as Lessor

The following table summarizes the minimum future rental income to be received on non-cancelable operating leases of commercial properties that generally extend for periods of more than one year.

Years Ending January 31,		(in thousands)
2011	$	600,386
2012		564,095
2013		513,663
2014		468,911
2015		431,636
Later years		2,639,293
	$	5,217,984

Most of the commercial leases include provisions for reimbursements of other charges including real estate taxes, utilities and operating costs which are included in revenues from real estate operations in the Consolidated Statements of Operations. The following table summarizes total reimbursements.

Years Ended January 31,		(in thousands)
2010	$	199,748
2009	$	204,998
2008	$	184,608

The Company as Lessee

The Company is a lessee under various operating leasing arrangements for real property and equipment. The most significant of these involve ground leases which expire between the years 2011 and 2100, excluding optional renewal periods. The Company is subject to participation payments under certain of its ground leases, the most significant of which are in Boston and New York City. These payments are triggered by defined events within the respective lease agreements and the timing and future amounts are not determinable by the Company.

Minimum fixed rental payments under long-term leases (over one year) in effect at January 31, 2010 are as follows.

Years Ending January 31,		(in thousands)
2011	$	18,796
2012		17,178
2013		16,368
2014		16,398
2015		16,576
Later years		698,583
	$	783,899

The following table summarizes rent expense.

Years Ended January 31,		(in thousands)
2010	$	25,751
2009	$	25,624
2008	$	23,856

O. Commitments and Contingencies

The Company has adopted the accounting guidance on guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company believes the risk of payment under these guarantees, as described below, is remote and, to date, no payments have been made under these guarantees.

As of January 31, 2010, the Company has a guaranteed loan of $1,400,000 relating to the Company's share of a bond issue made by the *Village of Woodridge*, relating to a Land Development Group project in suburban Chicago, Illinois. This guarantee was entered into prior to January 31, 2003; therefore, it has not been recorded in the Company's consolidated financial statements at January 31, 2010. This bond issue guarantee terminates April 30, 2015, unless the bonds are paid sooner, and is limited to $500,000 in any one year. The Company also had outstanding letters of credit of $91,509,000 as of January 31, 2010. The maximum potential amount of future payments on the guaranteed loan and letters of credit the Company could be required to make is the total amounts noted above.

The Company has entered into certain partnerships whereby the outside investment partner is allocated certain tax credits. These partnerships typically require the Company to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive or the loss of allocated tax credits and tax losses. At January 31, 2010, the maximum potential payment under these tax indemnity guarantees was approximately $109,987,000 (of which $64,372,000 has been recorded in accounts payable and accrued expenses in the Company's Consolidated Balance Sheets). The Company believes that all necessary requirements for qualifications for such tax credits have been and will continue to be met and that the Company's investment partners will be able to receive expense allocations associated with the properties. The Company does not expect to make any payments under these guarantees.

The Company's mortgage loans are nonrecourse; however, in some cases, lenders carve out certain items from the nonrecourse provisions. These carve-out items enable the lenders to seek recourse if the Company or the joint venture engages in certain acts as defined in the respective agreements such as commit fraud, intentionally misapply funds, or intentionally misrepresent facts. The Company has also provided certain environmental guarantees. Under these environmental remediation guarantees, the Company must remediate any hazardous materials brought onto the property in violation of environmental laws. The maximum potential amount of future payments the Company could be required to make on the environmental guarantees is limited to the actual losses suffered or actual remediation costs incurred. A portion of these carve-outs and guarantees have been made on behalf of joint ventures and while the amount of the potential liability is currently indeterminable, the Company believes any liability would not exceed its partners' share of the outstanding principal balance of the loans in which these carve-outs and environmental guarantees have been made. At January 31, 2010, the outstanding balance of the partners' share of these loans was approximately $462,159,000. The Company believes the risk of payment on the carve-out guarantees is mitigated, in most cases, by the fact that the Company manages the property, and in the event the Company's partner did violate one of the carve-out items, the Company would seek recovery from its partner for any payments the Company would make. Additionally, the Company further mitigates its exposure through environmental insurance and other types of insurance coverage.

The Company monitors its properties for the presence of hazardous or toxic substances. Other than those environmental matters identified during the acquisition of a site (which are generally remediated prior to the commencement of development), the Company is not aware of any environmental liability with respect to its operating properties that would have a material adverse effect on its financial position, cash flows or results of operations. However, there can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flow. The Company carries environmental insurance and believes that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice.

O. Commitments and Contingencies (continued)

The Company customarily guarantees lien-free completion of projects under construction. Upon completion as defined, the guarantees are released. Additionally, the Company has provided a guaranty of payment, performance and completion of certain obligations associated with certain Military Housing Privatization Initiative ("MHPI") projects. These guarantees do not include a guaranty of available MHPI project sources and the Company cannot be compelled to replace a deficiency in available sources. In the event the guaranty were called upon, any money advanced by the Company would be replaced by appropriate sources available within the MHPI project. Currently, the Company does not anticipate any advance will be necessary. The Company has provided the following completion guarantees:

	Total Costs	Percent Completed
	(dollars in thousands)	
At January 31, 2010		
Openings and acquisitions	$ 718,794	90%
Under construction	2,505,545	73%
Total Real Estate [1]	$ 3,224,339	77%
Military housing	$ 2,010,660	70%

(1) Inclusive of land sales and TIF financings.

In addition to what is stated above, the Company has guaranteed the lender the lien free completion of certain horizontal infrastructure associated with certain land development projects. The maximum amount due by the Company under these completion guarantees is limited to $308,966,000.

The Company's subsidiaries have been successful in consistently delivering lien-free completion of construction and land projects, without calling the Company's guarantees of completion.

The Company is also involved in certain claims and litigation related to its operations and development. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

On August 16, 2004, the Company purchased an ownership interest in The Nets that is reported on the equity method of accounting. Although the Company has an ownership interest of approximately 23% in The Nets, the Company recognized approximately 68%, 54% and 25% of the net loss for the years ended January 31, 2010, 2009 and 2008, respectively, because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of The Nets. In connection with the purchase of the franchise, the Company and certain of its partners have provided an indemnity guarantee to the NBA for any losses arising from the transaction, including the potential relocation of the team. The Company's indemnity is limited to $100,000,000 and is effective as long as the Company owns an interest in the team. The indemnification provisions are standard provisions that are required by the NBA. The Company and NSE have insurance coverage of $100,000,000 in connection with such indemnity. The Company evaluated the indemnity guarantee and determined that the fair value of the Company's liability for its obligations under the guarantee was not material.

Certain of the Company's ground leases include provisions requiring it to indemnify the ground lessor against claims or damages occurring on or about the leased property during the term of the ground lease. These indemnities generally were entered into prior to January 31, 2003; therefore, they have not been recorded in the Company's consolidated financial statements at January 31, 2010. The maximum potential amount of future payments the Company could be required to make is limited to the actual losses suffered. The Company mitigates its exposure to loss related to these indemnities through insurance coverage.

The Company is party to an easement agreement under which it has agreed to indemnify a third party for any claims or damages arising from the use of the easement area of one of its development projects. The Company has also entered into an environmental indemnity at one of its development projects whereby it agrees to indemnify a third party for the cost of remediating any environmental condition. The maximum potential amount of future payments the Company could be required to make is limited to the actual losses suffered or actual remediation costs incurred. The Company mitigates its exposure to loss related to the easement agreement and environmental indemnity through insurance coverage.

O. Commitments and Contingencies (continued)

The Company issued a $40,000,000 guaranty in connection with certain environmental testing and subsurface investigation work, that was performed pursuant to a temporary entry license agreement issued by the Metropolitan Transportation Authority and the Long Island Rail Road Company in connection with the development of a mixed-use development in Brooklyn, New York. Under the terms of such license agreement, the sum of the guaranty could be reduced two years after completion of the work if no environmental response action was required because of the work, and remain in place in such reduced amount for an additional four years. The work was completed on July 16, 2006, and no environmental response action arose from the work. Accordingly, the sum of the guaranty was reduced to $30,000,000 and will remain in place until July 16, 2012. The Company is not aware of any further environmental work related to this project or guarantee that would have a material effect on its financial position, cash flows or results of operations.

A consolidated subsidiary of the Company has committed to fund $24,500,000 to the District to be used for certain infrastructure projects and has funded $16,540,000 of this commitment as of January 31, 2010. In addition, on June 23, 2009, the consolidated subsidiary committed to fund $10,000,000 to the City of Denver and certain of its entities to be used to fund additional infrastructure projects and has funded $1,268,000 of this commitment as of January 31, 2010.

P. Stock-Based Compensation

The Company's 1994 Stock Plan as amended in June 2008 (the "Plan") permits the award of Class A stock options, restricted shares, performance shares and other equity awards to key employees and nonemployee directors of the Company. The aggregate maximum number of shares that may be issued under the Plan for all types of awards is 12,750,000 and 2,500,000 for restricted shares and performance shares.

As of January 31, 2010, the total number of shares available for granting of all types of awards was 2,279,453, of which 1,024,062 may be restricted shares or performance shares. The maximum annual award to an individual is 400,000 stock options, 225,000 restricted shares and 100,000 performance shares. Stock options have a maximum term of 10 years and are awarded with an exercise price at least equal to the market value of the stock on the date of grant. Class A common stock issued upon the exercise of stock options may be issued out of authorized and unissued shares or treasury stock. The Plan, which is administered by the Compensation Committee of the Board of Directors, does not allow the reduction of option prices without shareholder approval, except for the anti-dilution adjustments permitted by the Plan. The Company has not amended the terms of any previously issued equity award. All outstanding stock options have an exercise price equal to the fair market value of the underlying stock at the date of grant, a 10-year term, and graded vesting over three to four years. All outstanding restricted shares have graded vesting over three to four years.

The amount of stock-based compensation costs and related deferred income tax benefit recognized in the financial statements are as follows:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Stock option costs	**$ 8,472**	$ 9,775	$ 11,521
Restricted stock costs	**8,266**	7,345	7,543
Total stock-based compensation costs	**16,738**	17,120	19,064
Less amount capitalized into qualifying real estate projects	**(9,229)**	(8,615)	(8,348)
Amount charged to operating expenses	**7,509**	8,505	10,716
Depreciation expense on capitalized stock-based compensation	**417**	245	78
Total stock-based compensation expense	**$ 7,926**	$ 8,750	$ 10,794
Deferred income tax benefit	**$ 2,666**	$ 2,812	$ 3,563

The amount of stock-based compensation expensed at the date of grant for awards granted to retirement-eligible grantees during the years ended January 31, 2010, 2009 and 2008 were $350,000, $1,298,000 and $2,152,000, respectively.

The accounting guidance for share-based payment requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options or shares (excess tax benefits) to be classified as financing cash flows in the Consolidated Statements of Cash Flows. The Company records excess tax benefits only if the excess tax deductions reduce taxes payable computed on a with-and-without basis. Excess tax benefits recorded (reversed) under this accounting guidance and classified as financing cash flows amounted to $-0-, ($3,569,000) and $3,569,000 for the years ended January 31, 2010, 2009 and 2008, respectively. The reversal of the excess tax benefits during the year ended January 31, 2009 resulted from the Company's 2007 tax return being filed during 2008 with less taxable income than originally estimated resulting in the Company being unable to utilize the excess tax deductions previously recorded.

P. Stock-Based Compensation (continued)

Stock Options

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted during the respective years.

	Years Ended January 31,		
	2010	2009	2008
Risk-free interest rate	**2.02%**	3.73%	4.51%
Expected volatility	**65.90%**	22.97%	18.30%
Expected dividend yield	**0.00%**	0.54%	0.54%
Expected term (in years)	**5.50**	5.50	5.50

The risk-free interest rate was based on published yields of U.S. Treasury Strips having a maturity date approximating the expected term of the options. Expected volatility was based on the historical volatility of the Company's stock using the daily closing prices of the Company's Class A common stock over a period of time equivalent to the expected term of the options. The expected dividend yield was based on the Company's recent annual dividend divided by the average price of the Company's Class A common stock during that period. Historical plan experience was used to estimate the expected term of options granted.

The following table provides a summary of stock option activity for the year ended January 31, 2010:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Intrinsic Value (in thousands)
Outstanding at January 31, 2009	3,938,147	$ 40.40		
Granted	298,172	$ 7.80		
Exercised	(15,000)	$ 8.56		
Forfeited/expired	(238,377)	$ 36.03		
Outstanding at January 31, 2010	3,982,942	$ 38.35	6.0	$ 1,047
Options exercisable (fully vested) at January 31, 2010	2,222,071	$ 33.22	4.7	$ -

The weighted average grant-date fair value of stock options granted during 2009, 2008 and 2007 was $4.56, $10.11 and $17.15, respectively. The total intrinsic value of stock options exercised during 2009, 2008 and 2007 was $72,000, $1,870,000 and $25,830,000, respectively. Cash received from stock options exercised during 2009, 2008 and 2007 was $128,000, $1,133,000, and $8,714,000, respectively. Income tax benefit realized as a reduction of income taxes payable from stock options exercised was $-0-, $4,000 and $3,954,000 during the years ended January 31, 2010, 2009 and 2008, respectively. At January 31, 2010, there was $6,893,000 of unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 1.65 years.

Restricted Stock

The following table provides a summary of restricted stock activity for the year ended January 31, 2010:

	Shares	Weighted Average Grant-Date Fair Value
Unvested shares at January 31, 2009	576,744	$ 44.70
Granted	646,862	$ 7.80
Vested	(132,379)	$ 44.45
Forfeited	(2,740)	$ 31.16
Unvested shares at January 31, 2010	1,088,487	$ 22.84

P. Stock-Based Compensation (continued)

Restricted stock represents a grant of Class A common stock to key employees and nonemployee directors subject to restrictions on disposition, transferability and risk of forfeiture, while having the rights to vote the shares and receive dividends. The restrictions generally lapse on the second, third and fourth anniversary of the date of grant. Grants that have graded vesting over three years lapse one-third on each anniversary of the date of grant. Restricted shares subject to the restrictions mentioned above are considered to be nonvested shares under the accounting guidance for share-based payment and are not reflected as issued and outstanding shares until the restrictions lapse. At that time, the shares are released to the grantee and the Company records the issuance of the shares. At January 31, 2010, 1,088,487 unvested shares of restricted stock were excluded from issued and outstanding shares of Class A common stock in the accompanying consolidated financial statements.

The weighted average grant-date fair value of restricted stock granted during 2009, 2008 and 2007 was $7.80, $36.51 and $65.32, respectively. The total fair value of shares that vested during 2009, 2008 and 2007 was $5,884,000, $3,460,000 and $5,639,000, respectively. At January 31, 2010, there was $11,693,000 of unrecognized compensation cost related to restricted stock that is expected to be recognized over a weighted-average period of 2.37 years.

In connection with the vesting of restricted stock during the years ended January 31, 2010, 2009 and 2008, the Company repurchased into treasury 26,188, 18,757 and 78,641 shares, respectively, of Class A common stock to satisfy the employees' related minimum statutory tax withholding requirements. These shares were placed in treasury with an aggregate cost basis of $133,000, $663,000, and $4,272,000, respectively.

Performance Shares

Performance shares may be granted to selected executives and the vesting of the shares is contingent upon meeting management objectives established by the Compensation Committee of the Board of Directors. The management objectives may be company-wide or business unit performance goals that must be met within a performance period of at least one year. Performance shares will generally be granted at target levels and the ultimate number of shares earned will depend upon the degree performance goals are met at the end of the performance period. The fair value of performance shares are based on the closing price of the underlying stock on the date of grant and recorded as stock-based compensation cost over the performance period. If the performance goals are not met or below target, then any related recognized compensation costs will be reversed. If the performance goals are exceeded, additional compensation costs will be recorded, as applicable, up to the maximum specified in the grant.

In June 2008, the Company granted 172,609 performance shares under the 1994 Stock Plan to selected key executives having a grant-date fair value of $36.38 per share. The performance shares will vest if performance goals are achieved during the period from May 1, 2008 to January 31, 2012. The performance shares were granted at target levels and the ultimate number of shares earned can range from 0% to 175% depending upon the degree the performance goals are met. The cost of this grant is not being recorded because it is not probable that the performance goals will be achieved at or above threshold levels.

The following table provides a summary of the performance share activity for the year ended January 31, 2010:

	Shares	Weighted Average Grant-Date Fair Value
Unvested shares at January 31, 2009	172,609	$ 36.38
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Unvested shares at January 31, 2010	172,609	$ 36.38

The range of performance shares that can be earned as of January 31, 2010 is as follows:

PERFORMANCE PERIOD	Minimum Shares	Target Shares	Maximum Shares
May 1, 2008 to January 31, 2012	-	172,609	301,064

At January 31, 2010, there was $6,280,000 of unrecognized compensation costs related to unvested performance shares.

Q. Earnings Per Share

The Company's restricted stock is considered a participating security pursuant to the two-class method for computing basic earnings per share ("EPS"). The Class A Common Units issued in exchange for Bruce C. Ratner's noncontrolling interests in the Forest City Ratner Company portfolio in November 2006, which are reflected as noncontrolling interests in the Company's Consolidated Balance Sheets, are considered convertible participating securities as they are entitled to participate in any dividends paid to the Company's common shareholders. The Class A Common Units are included in the computation of basic EPS using the two-class method and are included in the computation of diluted EPS using the if-converted method. The Class A common stock issuable in connection with the conversion of the 2014 Notes and 2016 Notes are included in the computation of diluted EPS using the if-converted method.

The loss from continuing operations attributable to Forest City Enterprises, Inc. for the years ended January 31, 2010, 2009 and 2008 as well as the net loss attributable to Forest City Enterprises, Inc. for the years ended January 31, 2010 and 2009 were allocated solely to holders of common stock as the participating security holders do not share in the losses in accordance with EPS accounting guidance. The computation of EPS for net earnings attributable to Forest City Enterprises, Inc. for the year ended January 31, 2008 allocated $795,000 to the participating security holders. The computation of EPS for discontinued operations for the year ended January 31, 2008 reflects the allocation of dividends of $31,739,000 to common stock holders which were not included in the computation of EPS for continuing operations attributable to Forest City Enterprises, Inc. The balance of the income from discontinued operations was allocated to common stock holders and the participating securities in accordance with EPS accounting guidance.

The reconciliation of the amounts used in the basic and diluted earnings per share computations is shown in the following table:

	Years Ended January 31,		
	2010	2009	2008
Numerators *(in thousands)*			
Loss from continuing operations attributable to Forest City Enterprises, Inc. - basic and diluted	**$ (29,066)**	$ (123,517)	$ (13,100)
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (30,651)**	$ (113,247)	$ 51,573
Undistributed earnings allocated to participating securities	-	-	(795)
Dividends allocated to participating securities	-	-	(123)
Net earnings (loss) attributable to Forest City Enterprises, Inc. - basic and diluted	**$ (30,651)**	$ (113,247)	$ 50,655
Denominator			
Weighted average shares outstanding - basic and diluted (1)	**139,825,349**	102,755,315	102,261,740
Earnings Per Share - basic and diluted			
Loss from continuing operations attributable to Forest City Enterprises, Inc.	**$ (0.21)**	$ (1.20)	$ (0.13)
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (0.22)**	$ (1.10)	$ 0.50

(1) a) Incremental shares from dilutive options, restricted stock and convertible debt securities aggregating 12,065,194, 4,213,684 and 5,313,567 for the years ended January 31, 2010, 2009 and 2008, respectively, were not included in the computation of diluted earnings per share because their effect is anti-dilutive due to the loss from continuing operations.

b) Weighted-average options and restricted stock of 4,520,436, 3,133,200 and 892,851 for the years ended January 31, 2010, 2009 and 2008, respectively, were not included in the computation of diluted earnings per share because their effect is anti-dilutive.

c) Weighted-average performance shares of 172,609 and 106,943 for the years ended January 31, 2010 and 2009, respectively, were not included in the computation of diluted earnings per share because the performance criteria were not satisfied as of the end of the respective periods.

d) The 2011 Notes can be put to the Company by the holders under certain circumstances (see Note H – Senior and Subordinated Debt). If the Company exercises its net share settlement option upon a put of the 2011 Notes by the holders, it will then issue shares of its Class A common stock. The effect of these shares was not included in the computation of diluted earnings per share for the years ended January 31, 2010, 2009 and 2008 because the Company's average stock price did not exceed the put value price of the 2011 Notes. These notes will be dilutive when the average stock price for the period exceeds $66.39. Additionally, the Company sold a warrant with an exercise price of $74.35, which has also been excluded from diluted earnings per share for the years ended January 31, 2010, 2009 and 2008 because the Company's stock price did not exceed the exercise price.

R. Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Group

Discontinued Operations

All revenues and expenses of discontinued operations sold or held for sale, assuming no significant continuing involvement, have been reclassified in the Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008. The Company considers assets held for sale when the transaction has been approved and there are no significant contingencies related to the sale that may prevent the transaction from closing. There were no assets classified as held for sale at January 31, 2010 or 2009.

During the year ended January 31, 2010, the Company sold *Grand Avenue,* a specialty retail center in Queens, New York, which generated a pre-tax gain on disposition of a rental property of $4,548,000. The gain along with the operating results of the property through the date of sale is classified as discontinued operations for the years ended January 31, 2010, 2009 and 2008.

During the year ended January 31, 2008, the Company consummated an agreement to sell eight (seven operating properties and one property that was under construction at the time of the agreement) and lease four supported-living apartment properties to a third party. Pursuant to the agreement, during the second quarter of 2007, six operating properties listed in the table below and the property under construction were sold. The seventh operating property, *Sterling Glen of Lynbrook*, was operated by the purchaser under a short-term lease through the date of sale, which occurred on May 20, 2008. The gain along with the operating results of the property through the date of sale is classified as discontinued operations for the years ended January 31, 2009 and 2008.

The four remaining properties entered into long-term operating leases with the purchaser. On January 30, 2009, the purchase agreement for the sale of *Sterling Glen of Rye Brook*, whose operating lease had a stated term of ten years, was amended and the property was sold. The gain along with the operating results of the property through the date of sale is classified as discontinued operations for the years ended January 31, 2009 and 2008. On January 31, 2009, another long-term operating lease with the purchaser that had a stated term of ten years was cancelled and the operations of the property were transferred back to the Company.

During the year ended January 31, 2010, negotiations related to amending terms of the purchase agreements for *Sterling Glen of Glen Cove* and *Sterling Glen of Great Neck* (the remaining two properties under long-term operating leases) indicated the carrying value of these long-lived real estate assets may not be recoverable resulting in an impairment of real estate of $7,138,000 and $2,637,000, respectively, which reduced the carrying value of the long-lived assets to the estimated net sales price which is considered to be Level 2 inputs under the accounting guidance related to estimating fair value. The sale of the two properties closed in September 2009, resulting in no gain or loss upon disposition. The operating results of the properties through the date of sale, including the impairment charges, are classified as discontinued operations for the years ended January 31, 2010, 2009 and 2008. See Note S – Impairment of Real Estate for impairments recorded in continuing operations.

The following table lists the consolidated rental properties included in discontinued operations:

Property	Location	Square Feet/ Number of Units	Period Disposed	Year Ended 1/31/2010	Year Ended 1/31/2009	Year Ended 1/31/2008
Commercial Group:						
Grand Avenue	Queens, New York	100,000 square feet	Q1-2009	Yes	Yes	Yes
Residential Group:						
Sterling Glen of Glen Cove	Glen Cove, New York	80 units	Q3-2009	Yes	Yes	Yes
Sterling Glen of Great Neck	Great Neck, New York	142 units	Q3-2009	Yes	Yes	Yes
Sterling Glen of Rye Brook	Rye Brook, New York	168 units	Q4-2008	-	Yes	Yes
Sterling Glen of Lynbrook	Lynbrook, New York	130 units	Q2-2008	-	Yes	Yes
Sterling Glen of Bayshore	Bayshore, New York	85 units	Q2-2007	-	-	Yes
Sterling Glen of Center City	Philadelphia, Pennsylvania	135 units	Q2-2007	-	-	Yes
Sterling Glen of Darien	Darien, Connecticut	80 units	Q2-2007	-	-	Yes
Sterling Glen of Forest Hills	Forest Hills, New York	83 units	Q2-2007	-	-	Yes
Sterling Glen of Plainview	Plainview, New York	79 units	Q2-2007	-	-	Yes
Sterling Glen of Stamford	Stamford, Connecticut	166 units	Q2-2007	-	-	Yes
Landings of Brentwood	Nashville, Tennessee	724 units	Q2-2007	-	-	Yes

R. Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Group (continued)

In addition, the Company's Lumber Group strategic business unit was sold during the year ended January 31, 2005 for $39,085,902, $35,000,000 of which was paid in cash at closing. Pursuant to the terms of a note receivable with a 6% interest rate from the buyer, the remaining purchase price was to be paid in four annual installments commencing November 12, 2006. The Company deferred a gain of $4,085,902 (approximately $2,400,000, net of tax) relating to the note receivable due, in part, to the subordination to the buyer's senior financing. The gain is recognized in discontinued operations and interest income is recognized in continuing operations as the note receivable principal and interest are collected. During the years ended January 31, 2010, 2009 and 2008, the Company received the last three annual installments of $1,250,000 each, which included $1,172,000 ($718,000, net of tax), $1,108,000 ($680,000, net of tax) and $1,046,000 ($642,000, net of tax) of the deferred gain, respectively, and $78,000, $142,000 and $204,000 of interest income recorded in continuing operations, respectively.

The operating results related to discontinued operations were as follows:

	Years Ended January 31,		
	2010	2009	2008
		(in thousands)	
Revenues from real estate operations	$ **5,476**	$ 17,176	$ 45,451
Expenses			
Operating expenses	**430**	2,399	27,336
Depreciation and amortization	**1,347**	4,942	7,418
Impairment of real estate	**9,775**	-	-
	11,552	7,341	34,754
Interest expense	**(2,184)**	(7,210)	(11,672)
Amortization of mortgage procurement costs	**(50)**	(418)	(533)
Loss on early extinguishment of debt	**-**	-	(984)
Interest income	**-**	125	1,045
Gain on disposition of rental properties and Lumber Group	**5,720**	14,405	106,333
Earnings (loss) before income taxes	**(2,590)**	16,737	104,886
Income tax expense (benefit)			
Current	**848**	20,039	25,054
Deferred	**(1,853)**	(13,572)	15,672
	(1,005)	6,467	40,726
Earnings (loss) from discontinued operations	**(1,585)**	10,270	64,160
Operating loss attributable to noncontrolling interests	**-**	-	(513)
Earnings (loss) from discontinued operations attributable to Forest City Enterprises, Inc.	$ **(1,585)**	$ 10,270	$ 64,673

R. Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Group (continued)

Gain on Disposition of Rental Properties and Lumber Group

The following table summarizes the pre-tax gain on disposition of rental properties and Lumber Group for the years ended January 31, 2010, 2009 and 2008:

	Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
Discontinued Operations:			
Grand Avenue (Specialty Retail Center)	$ **4,548**	$ -	$ -
Sterling Glen Properties (Supported-Living Apartments) [1]	**-**	13,297	80,208
Landings of Brentwood (Apartments) [2]	**-**	-	25,079
Lumber Group	**1,172**	1,108	1,046
Total	$ **5,720**	$ 14,405	$ 106,333

(1) The properties included in the gain on disposition are *Sterling Glen of Rye Brook* and *Sterling Glen of Lynbrook* for the year ended January 31, 2009 and *Sterling Glen of Bayshore, Sterling Glen of Center City, Sterling Glen of Darien, Sterling Glen of Forest Hills, Sterling Glen of Plainview* and *Sterling Glen of Stamford* for the year ended January 31, 2008. The Company elected to deposit the sales proceeds with a qualified intermediary for the purposes of identifying replacement assets under Section 1031 of the Internal Revenue Code for *Sterling Glen of Plainview* and *Sterling Glen of Stamford.*

(2) The Company elected to deposit the sales proceeds with a qualified intermediary for purposes of acquiring replacement assets under Section 1031 of the Internal Revenue Code.

Gain on Disposition of Unconsolidated Entities

Upon disposition, investments accounted for on the equity method are not classified as discontinued operations in accordance with accounting guidance on the impairment or disposal of long-lived assets; therefore, gains or losses on the sale of equity method investments are reported in continuing operations when sold. The following table summarizes the Company's proportionate share of gains on the disposition of equity method investments during the years ended January 31, 2010, 2009 and 2008, which are included in equity in earnings (loss) of unconsolidated entities in the Consolidated Statements of Operations.

		Years Ended January 31,		
		2010	2009	2008
		(in thousands)		
Classic Residence by Hyatt properties [1]		$ **31,703**	$ -	$ -
Apartment Communities:				
Clarkwood [2]	Warrensville Heights, Ohio	**6,983**	-	-
Granada Gardens [2]	Warrensville Heights, Ohio	**6,577**	-	-
Boulevard Towers [3]	Amherst, New York	**4,498**	-	-
White Acres	Richmond Heights, Ohio	**-**	-	2,106
Office Buildings:				
One International Place	Cleveland, Ohio	**-**	881	-
Emery-Richmond	Warrensville Heights, Ohio	**-**	200	-
University Park at MIT Hotel	Cambridge, Massachusetts	**-**	-	12,286
Total		$ **49,761**	$ 1,081	$ 14,392

(1) These *Classic Residence by Hyatt* properties are supported-living apartments located in Teaneck, New Jersey, Chevy Chase, Maryland and Yonkers, New York.

(2) The Company disposed of a 49% ownership interest in *Clarkwood* and *Granada Gardens* to a partner and retained a 1% ownership interest in these properties, which will be accounted for under the cost method.

(3) The Company disposed of its 50% ownership interest in *Boulevard Towers* in a nonmonetary exchange for 100% ownership interest in *North Church Towers,* an apartment complex in Parma Heights, Ohio.

S. Impairment of Real Estate, Impairment of Unconsolidated Entities, Write-Off of Abandoned Development Projects and Gain (Loss) on Early Extinguishment of Debt

Impairment of Real Estate

The Company reviews its real estate portfolio, including land held for development or sale, for impairment whenever events or changes indicate that its carrying value of the long-lived assets may not be recoverable. In cases where the Company does not expect to recover its carrying costs, an impairment charge is recorded in accordance with accounting guidance on the impairment of long-lived assets. The Company recorded an impairment of certain real estate assets in continuing operations of $26,526,000, $1,262,000 and $102,000 for the years ended January 31, 2010, 2009 and 2008, respectively. In addition, included in discontinued operations is an impairment of real estate for two properties that were sold during the year ended January 31, 2010 (see Note R – Discontinued Operations). These impairments represent a write down to the estimated fair value due to a change in events, such as a purchase offer and/or consideration of current market conditions related to the estimated future cash flows.

In order to determine whether the long-lived asset carrying costs are recoverable from estimated future undiscounted cash flows, the Company uses various assumptions that include historical and budgeted net operating income, estimated holding periods, risk of foreclosure and estimated cash proceeds received upon the disposition of the asset. If the carrying costs are not recoverable, the Company is required to record an impairment to reduce the carrying costs to estimated fair value. The assumptions used to estimate fair value are considered to be Level 3 inputs under accounting guidance related to estimating fair value. The Company's assumptions were based on the most current information available at January 31, 2010. If the conditions mentioned above continue to deteriorate, or if the Company's plans regarding its assets change, it could result in additional impairment charges in the future.

The following table summarizes the Company's impairment of real estate for the years ended January 31, 2010, 2009 and 2008, which are included in the Consolidated Statements of Operations.

		Years Ended January 31,		
		2010	2009	2008
			(in thousands)	
Saddle Rock Village (Specialty Retail Center)	(Aurora, Colorado)	$ **13,179**	$ -	$ -
101 San Fernando (Apartment Community)	(San Jose, California)	**4,440**	-	-
Land Projects:				
Gladden Farms	(Marana, Arizona)	**2,985**	-	-
Tangerine Crossing	(Tucson, Arizona)	**905**	-	-
Romence Village (Investment in triple net lease property)	(Portage, Michigan)	**3,552**	-	-
Residential development property sold in February 2009	(Mamaroneck, New York)	**1,124**	1,262	-
Other		**341**	-	102
		$ 26,526	$ 1,262	$ 102

Impairment of Unconsolidated Entities

The Company reviews its portfolio of unconsolidated entities for other-than-temporary impairments whenever events or changes indicate that its carrying value in the investments may be in excess of fair value. An equity method investment's value is impaired only if management's estimate of its fair value is less than the carrying value and such difference is deemed to be other-than-temporary. In order to arrive at the estimates of fair value of its unconsolidated entities, the Company uses varying assumptions that may include comparable sale prices, market discount rates, market capitalization rates and estimated future discounted cash flows specific to the geographic region and property type, which are considered to be Level 3 inputs under accounting guidance related to estimating fair value.

The following table summarizes the Company's impairment of unconsolidated entities for the years ended January 31, 2010, 2009 and 2008, which are included in the Consolidated Statements of Operations.

S. Impairment of Real Estate, Impairment of Unconsolidated Entities, Write-Off of Abandoned Development Projects and Gain (Loss) on Early Extinguishment of Debt (continued)

		Years Ended January 31,		
		2010	2009	2008
			(in thousands)	
Apartment Communities:				
Millender Center	(Detroit, Michigan)	$ **10,317**	$ -	$ -
Uptown Apartments	(Oakland, California)	**6,781**	-	-
Metropolitan Lofts	(Los Angeles, California)	**2,505**	-	-
Residences at University Park	(Cambridge, Massachusetts)	**855**	-	-
Fenimore Court	(Detroit Michigan)	**693**	-	-
Mercury (Condominium)	(Los Angeles, California)	**-**	8,036	8,269
Classic Residence by Hyatt (Supported-Living Apartments)	(Yonkers, New York)	**3,152**	1,107	-
Advent Solar (Office Building)	(Albuquerque, New Mexico)	**1,693**	-	-
Specialty Retail Centers:				
Southgate Mall	(Yuma, Arizona)	**1,611**	1,356	-
El Centro Mall	(El Centro, California)	**-**	2,030	-
Coachella Plaza	(Coachella, California)	**-**	1,870	-
Pittsburgh Peripheral (Commercial Group Land Project)	(Pittsburgh, Pennsylvania)	**7,217**	3,937	-
Mixed-Use Land Development:				
Shamrock Business Center	(Painesville, Ohio)	**1,150**	-	-
Palmer	(Manatee County, Florida)	**-**	1,214	-
Cargor VI	(Manatee County, Florida)	**-**	892	-
Old Stone Crossing at Caldwell Creek	(Charlotte, North Carolina)	**122**	365	300
Smith Family Homes	(Tampa, Florida)	**-**	-	2,050
Gladden Farms II	(Marana, Arizona)	**-**	-	850
Other		**260**	478	-
		$ **36,356**	$ 21,285	$ 11,469

Write-Off of Abandoned Development Projects

On a quarterly basis, the Company reviews each project under development to determine whether it is probable the project will be developed. If management determines that the project will not be developed, project costs are written off to operating expenses as an abandoned development project cost. The Company may abandon certain projects under development for a number of reasons, including, but not limited to, changes in local market conditions, increases in construction or financing costs or due to third party challenges related to entitlements or public financing. As a result, the Company may fail to recover expenses already incurred in exploring development opportunities. The Company recorded write-offs of abandoned development projects of $27,415,000, $52,211,000 and $19,087,000 for the years ended January 31, 2010, 2009 and 2008, respectively, which were recorded in operating expenses in the Consolidated Statements of Operations.

Gain (Loss) on Early Extinguishment of Debt

For the years ended January 31, 2010, 2009 and 2008, the Company recorded $36,569,000, ($2,159,000) and ($8,334,000), respectively, as gain (loss) on early extinguishment of debt. The amounts for the year ended January 31, 2010 include a $24,219,000 gain on early extinguishment of nonrecourse mortgage debt at a retail project, a $9,466,000 gain on early extinguishment of nonrecourse mortgage debt at *Gladden Farms*, a land development project located in Marana, Arizona and a $4,683,000 gain related to the exchange of a portion of the Company's 2011 Notes for a new issue of 2014 Notes (see the "Puttable Equity-Linked Senior Notes due 2011" section of Note H – Senior and Subordinated Debt). These gains were partially offset by a charge to early extinguishment of debt as a result of the payment of $20,400,000 in redevelopment bonds by a consolidated wholly-owned subsidiary of the Company (see the "Subordinated Debt" section of Note H – Senior and Subordinated Debt).

For the year ended January 31, 2009, the loss represents the impact of early extinguishment of nonrecourse mortgage debt at *Galleria at Sunset*, a regional mall located in Henderson, Nevada, *1251 S. Michigan* and *Sky55*, apartment communities located in Chicago, Illinois, and *Grand Lowry Lofts*, an apartment community located in Denver, Colorado, in order to secure more favorable financing terms. These charges were offset by gains on the early extinguishment of a portion of the Company's 2011 Notes (see the "Puttable Equity-Linked Senior Notes" section of Note H - Senior and Subordinated Debt) and on the early extinguishment of the Urban Development Action Grant loan at *Post Office Plaza*, an office building located in Cleveland, Ohio. For the year ended January 31, 2008, the loss primarily represents the impact of early extinguishment of nonrecourse mortgage debt at *Northern Boulevard* and *Columbia Park Center*, specialty retail centers located in Queens, New York and North Bergen, New Jersey, respectively, and *Eleven MetroTech Center*, an office building located in Brooklyn, New York and the early extinguishment of borrowings at *101 San Fernando*, an apartment community located in San Jose, California, in order to secure more favorable financing

S. Impairment of Real Estate, Impairment of Unconsolidated Entities, Write-Off of Abandoned Development Projects and Gain (Loss) on Early Extinguishment of Debt (continued)

terms. The loss for the year ended January 31, 2008 also includes the impact of early extinguishment of the construction loan at *New York Times*, an office building located in Manhattan, New York, in order to obtain permanent financing, as well as the costs associated with the disposition of *Landings of Brentwood*, a consolidated apartment community in Nashville, Tennessee, which was sold during the year ended January 31, 2008 (see the "Discontinued Operations" section of Note R).

T. Class A Common Units

Master Contribution Agreement

The Company and certain of its affiliates entered into a Master Contribution and Sale Agreement (the "Master Contribution Agreement") with Bruce C. Ratner ("Mr. Ratner"), an Executive Vice President and Director of the Company, and certain entities and individuals affiliated with Mr. Ratner (the "BCR Entities") on August 14, 2006. Pursuant to the Master Contribution Agreement, on November 8, 2006, the Company issued Class A Common Units ("Units") in a jointly-owned limited liability company to the BCR Entities in exchange for their interests in a total of 30 retail, office and residential operating properties, and certain service companies, all in the greater New York City metropolitan area. The Company accounted for the issuance of the Units in exchange for the noncontrolling interests under the purchase method of accounting. The Units may be exchanged for one of the following forms of consideration at the Company's sole discretion: (i) an equal number of shares of the Company's Class A common stock or, (ii) cash based on a formula using the average closing price of the Class A common stock at the time of conversion or, (iii) a combination of cash and shares of the Company's Class A common stock. The Company has no rights to redeem or repurchase the Units. The carrying value of the Units is included as noncontrolling interests on the Consolidated Balance Sheets at January 31, 2010 and 2009.

Also pursuant to the Master Contribution Agreement, the Company and Mr. Ratner agreed that certain projects under development would remain owned jointly until such time as each individual project was completed and achieved "stabilization." As each of the development projects achieves stabilization, it is valued and the Company, in its discretion, chooses among various options for the ownership of the project following stabilization consistent with the Master Contribution Agreement. The development projects were not covered by the Tax Protection Agreement that the parties entered into in connection with the Master Contribution Agreement. The Tax Protection Agreement indemnified the BCR Entities included in the initial closing against taxes payable by reason of any subsequent sale of certain operating properties.

New York Times and Twelve MetroTech Center

Two of the development projects, *New York Times*, an office building located in Manhattan, New York and *Twelve MetroTech Center*, an office building located in Brooklyn, New York, achieved stabilization in 2008. The Company elected to cause certain of its affiliates to acquire for cash the BCR Entities' interests in the two projects pursuant to agreements dated May 6, 2008 and May 12, 2008, respectively. In accordance with the agreements, the applicable BCR Entities assigned and transferred their interests in the two projects to affiliates of the Company and will receive approximately $121,000,000 over a 15 year period. An affiliate of the Company has also agreed to indemnify the applicable BCR Entity against taxes payable by it by reason of a subsequent sale or other disposition of one of the projects. The tax indemnity provided by the affiliate of the Company expires on December 31, 2014 and is similar to the indemnities provided for the operating properties under the Tax Protection Agreement.

The consideration exchanged by the Company for the BCR Entities' interest in the two development projects has been accounted for under the purchase method of accounting. Pursuant to the agreements, the BCR Entities received an initial cash amount of $49,249,000. The Company calculated the net present value of the remaining payments over the 15 year period using a discounted interest rate. This initial discounted amount of $56,495,000 was recorded in accounts payable and accrued expenses on the Company's Consolidated Balance Sheets and will be accreted up to the total liability through interest expense over the next 15 years using the effective interest method.

T. Class A Common Units (continued)

The following table summarizes the final allocation of the consideration exchanged for the BCR Entities' interests in the two projects (in thousands):

Completed rental properties [(1)]	$	102,378
Notes and accounts receivable, net [(2)]		132
Other assets [(3)]		12,513
Accounts payable and accrued expenses [(4)]		(9,279)
	$	105,744

Represents allocation for:

(1) Land, building and tenant improvements associated with the underlying real estate
(2) Above market leases
(3) In-place leases, tenant relationships and leasing commissions
(4) Below market leases

Exchange of Units

In July 2008, the BCR Entities exchanged 247,477 of the Units. The Company issued 128,477 shares of its Class A common stock for 128,477 of the Units and paid cash of $3,501,000 for 119,000 Units. The Company accounted for the exchange as a purchase of noncontrolling interests, resulting in a reduction of noncontrolling interests of $12,624,000. The following table summarizes the components of the exchange transaction (in thousands):

Reduction of completed rental properties	$	5,345
Reduction of cash and equivalents		3,501
Increase in Class A common stock - par value		42
Increase in additional paid-in capital		3,736
Total reduction of noncontrolling interest	$	12,624

Other Related Party Transactions

During the year ended January 31, 2009, in accordance with the parties prior understanding but unrelated to the transactions discussed above, the Company redeemed Mr. Ratner's noncontrolling interests in two entities in exchange for the Company's majority ownership interests in 17 single-tenant pharmacy properties and $9,043,000 in cash. This transaction was accounted for in accordance with accounting guidance on business combinations as acquisitions of the noncontrolling interests in the subsidiaries. The fair value of the consideration paid was allocated to the acquired ownership interests, which approximated the fair value of the 17 single-tenant pharmacy properties. This transaction resulted in a reduction of noncontrolling interests of $14,503,000 and did not result in a gain or loss. The earnings of these properties have not been reclassified to discontinued operations for the years ended January 31, 2009 and 2008 as the results do not have a material impact on the Consolidated Statements of Operations.

U. Capital Stock

The Company's authorized common stock consists of Class A common stock and Class B common stock. The economic rights of each class of common stock are identical, but the voting rights differ. The Class A common stock, voting as a separate class, is entitled to elect 25% of the members of the Company's board of directors, while the Class B common stock, voting as a separate class, is entitled to elect the remaining 75% of the Company's board of directors. When the Class A common stock and Class B common stock vote together as a single class, each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Class B Common Stock is convertible into Class A common stock on a share-for-share basis at the option of the holder.

In May 2009, the Company sold 52,325,000 shares of its Class A common stock in a public offering at a price of $6.60 per share, which included 6,825,000 shares issued as a result of the underwriters' exercise of their over-allotment option in full. The offering generated net proceeds of $329,917,000 after deducting underwriting discounts, commissions and other offering expenses, which were used to reduce a portion of the Company's outstanding borrowings under its bank revolving credit facility.

On December 5, 2008, the Board of Directors suspended the cash dividends on shares of Class A and Class B common stock following the payment of dividends on December 15, 2008, until such dividends are reinstated. The Company's bank revolving credit facility prohibits the Company from paying any dividends on its Class A and Class B common stock through February 1, 2012.

U. Capital Stock (continued)

The Company's Amended Articles of Incorporation authorizes the Company to issue, from time to time, shares of Preferred Stock. On March 4, 2010, the Company amended its Amended Articles of Incorporation to designate a series of Preferred Stock as Series A Cumulative Perpetual Convertible Preferred Stock ("Preferred Stock"), authorized 6,400,000 shares of Preferred Stock, and set forth the dividend rate, the designations, and certain other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions, of the Preferred Stock. On March 9, 2010, the Company issued approximately 4,400,000 shares of Preferred Stock, without par value (See Note V – Subsequent Events). The Preferred Stock will rank junior to all of the Company's existing and future debt obligations, including convertible or exchangeable debt securities; senior to the Company's Class A common stock and Class B common stock and any future equity securities that by their terms rank junior to the Preferred Stock with respect to distribution rights or payments upon the Company's liquidation, winding-up or dissolution; equal with future series of preferred stock or other equity securities that by their terms are on a parity with the Preferred Stock; and junior to any future equity securities that by their terms rank senior to the Preferred Stock.

V. Subsequent Events

Exchange of Senior Notes for Series A Cumulative Perpetual Convertible Preferred Stock

On March 4, 2010, the Company entered into separate, privately negotiated exchange agreements with certain holders of three separate series of the Company's senior notes due 2011, 2015 and 2017. Under the terms of the agreements, these holders agreed to exchange their notes for new issue of 7.0% Series A Cumulative Perpetual Convertible Preferred Stock. Amounts exchanged in each series are as follows: approximately $51,200,000 of 2011 Notes, $121,700,000 of 7.625% Senior Notes due 2015 and $5,800,000 of 6.500% Senior Notes due 2017, which were exchanged for approximately $50,700,000, $114,400,000 and $4,900,000 of Preferred Stock, respectively. The Company also issued an additional $50,000,000 of Preferred Stock for cash pursuant to separate, privately negotiated purchase agreements. Net proceeds from the issuance, net of the cost of an equity call hedge transaction described below and estimated offering expenses, were approximately $27,000,000. The closing of the exchanges and the issuance described above occurred on March 9, 2010 and the Company issued approximately 4,400,000 shares of Preferred Stock.

Holders may convert the Preferred Stock at their option, into shares of Class A common stock, at any time. Upon conversion, the holder would receive approximately 3.3 shares of Class A common stock per $50 liquidation preference of Preferred Stock, based on an initial conversion price of $15.12 per share of Class A common stock, subject to adjustment. The Company may elect to mandatorily convert some or all of the Preferred Stock if the Daily Volume Weighted Average Price of our Class A common stock equals or exceeds 150% of the initial conversion price then in effect for at least 20 out of 30 consecutive trading days. If the Company elects to mandatorily convert some or all of the Preferred Stock, the Company must make a Dividend Make-Whole Payment on the Preferred Stock equal to the total value of the aggregate amount of dividends that would have accrued and become payable from March 2010 to March 2013, less any dividends already paid on the Preferred Stock. The Dividend Make-Whole Payment is payable in cash or shares of the Company's Class A common stock, or a combination thereof, at the Company's option.

In connection with the exchanges and issuance described above, the Company entered into equity call hedge transactions. The equity call hedge transactions are intended to reduce, subject to a limit, the potential dilution of the Company's Class A common stock upon conversion of the Convertible Preferred Stock. The net effect of the equity call hedge transactions, from the Company's perspective, is to approximate an effective conversion price of $18.27 per share. The terms of the Preferred Stock are not affected by the equity call hedge transactions.

Joint Ventures

On February 19, 2010, the Company created joint ventures with Bernstein Management Corporation in which each company's joint venture entity will own 50% of the Company's ownership interests in three residential properties in the Washington, D.C. metropolitan area. These three properties totaling 1,340 rental units are:

- *The Grand,* 549 units in North Bethesda, Maryland;
- *Lenox Club,* 385 units in Arlington, Virginia; and
- *Lenox Park,* 406 units in Silver Spring, Maryland.

In exchange for 50% of the Company's ownership interests in these three properties, the Company received over $30,000,000 in proceeds and the joint ventures assumed $163,000,000 of the secured debt related to these properties. The Company will continue to lease and manage the three properties on behalf of the joint venture.

V. Subsequent Events (continued)

On February 22, 2010, the Company created joint ventures in the Company's mixed-use *University Park* project in Cambridge, Massachusetts. Under the terms of the joint venture agreements, Health Care REIT will acquire a 49% interest in the seven *University Park* life science properties owned solely by the Company. For its share of the joint ventures, Health Care REIT will invest $170,000,000 in cash and the joint ventures will assume $320,000,000 of secured debt on the seven buildings. The Company will retain a 51% ownership interest in the properties and will serve as asset and property manager for the joint ventures. The first-stage closing on February 22, 2010, included six of the buildings, valued at $610,000,000. Closing on the seventh building, valued at $58,000,000, is expected during the second quarter of 2010, subject to third-party consents.

Nonrecourse Mortgage Default

Subsequent to January 31, 2010, a balloon payment on one of the Company's nonrecourse mortgages amounting to $73,500,000 came due and has not been resolved. While the Company is actively negotiating with the lender to resolve the past due mortgage, there is no assurance that the negotiations will be successful. The operations of the office building that serves as collateral for the mortgage is not material to the Consolidated Financial Statements of the Company.

Forest City Enterprises, Inc. and Subsidiaries
Quarterly Consolidated Financial Data (Unaudited)

Revenues from real estate operations and earnings (loss) before income taxes have been reclassified for properties disposed of and/or classified as held for sale. In addition, the quarterly consolidated financial data for fiscal year 2008 has been adjusted for the retrospective application of accounting guidance for convertible debt instruments.

	Quarter Ended			
	January 31, 2010	**October 31, 2009**	**July 31, 2009**	**April 30, 2009**
	(in thousands, except per share data)			
Revenues from real estate operations	**$ 324,333**	**$ 306,100**	**$ 315,248**	**$ 311,541**
Earnings (loss) before income taxes	**$ (17,869)**	**$ 10,473**	**$ 18,662**	**$ (38,219)**
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 6,201**	**$ (4,384)**	**$ (1,789)**	**$ (30,679)**
Basic and diluted net earnings (loss) attributable to Forest City Enterprises, Inc. per common share (1)	**$ 0.04**	**$ (0.03)**	**$ (0.01)**	**$ (0.30)**

	Quarter Ended			
	January 31, 2009	**October 31, 2008**	**July 31, 2008**	**April 30, 2008**
	(in thousands, except per share data)			
Revenues from real estate operations	$ 320,574	$ 330,370	$ 326,103	$ 303,523
Earnings (loss) before income taxes	$ (30,739)	$ (23,573)	$ 647	$ (50,569)
Net loss attributable to Forest City Enterprises, Inc.	$ (45,344)	$ (19,115)	$ (8,386)	$ (40,402)
Basic and diluted net loss attributable to Forest City Enterprises, Inc. per common share (1)	$ (0.44)	$ (0.19)	$ (0.08)	$ (0.39)

(1) The Company's restricted stock is considered a participating security pursuant to the two-class method for computing basic earnings per share ("EPS"). The Class A Common Units issued in exchange for Bruce C. Ratner's noncontrolling interests in the FCRC portfolio in November 2006 are considered participating securities as they are entitled to participate in any dividends paid to the Company's common shareholders. The Class A units are included in the computation of basic EPS using the two-class method and are included in the computation of diluted EPS using the if-converted method. Basic EPS is computed by dividing net earnings less the allocable undistributed earnings of all participating securities by the weighted average number of common shares outstanding during the period. Diluted EPS includes the effect of applying the if-converted method to the Class A Common Units, convertible debt securities and the potential dilutive effect of the Company's stock option plan by adjusting the denominator using the treasury stock method. The sum of the four quarters' EPS may not equal the annual EPS due to the weighting of stock and option activity occurring during the year.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

DISCLOSURE CONTROLS

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or furnishes under the Securities Exchange Act of 1934 ("Securities Exchange Act") is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this annual report, an evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act, was carried out under the supervision and with the participation of the Company's management, which includes the CEO and CFO. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of January 31, 2010.

In connection with the rules, the Company continues to review and document its disclosure controls and procedures, including the Company's internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and ensuring that the Company's systems evolve with the business.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the President and Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions involving our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our internal control over financial reporting. Based on our evaluation under the framework in "Internal Control — Integrated Framework," our management has concluded that our internal control over financial reporting was effective as of January 31, 2010.

The effectiveness of our internal control over financial reporting as of January 31, 2010 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers LLP, as stated in their report, which appears on page 93 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the evaluation required by Rule 13a-15(d) under the Securities Exchange Act, the Company's management, including the CEO and CFO, concluded that there were no changes in the Company's internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act, that occurred during the Company's most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Respectfully,

/s/ Charles A. Ratner
Charles A. Ratner
President and Chief Executive Officer

/s/ Robert G. O'Brien
Robert G. O'Brien
Executive Vice President and
Chief Financial Officer

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Information about our Directors will be contained in the "Election of Directors" section of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010, and is incorporated herein by reference.

(b) Pursuant to General Instruction G of Form 10-K and Item 401(b) of Regulation S-K, information about Executive Officers of the Company is reported in Part I of this Annual Report on Form 10-K.

(c) The disclosure of delinquent filers, if any, under Section 16(a) of the Securities Exchange Act of 1934 will be contained in the "Section 16(a) Beneficial Ownership Reporting/Compliance" section of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010, and is incorporated herein by reference.

The Company has a separately-designated standing audit committee. Information about the Company's audit committee and the audit committee financial expert will be contained in the "Meetings and Committees of the Board of Directors" section of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010, and are incorporated herein by reference.

The Company's Code of Legal and Ethical Conduct can be found on the Company's website at www.forestcity.net under "Investors - Corporate Governance" and is also available in print, free of charge, to any shareholder upon written request addressed to Corporate Secretary, Forest City Enterprises, Inc., Suite 1360, 50 Public Square, Cleveland, Ohio 44113. Additional information about the Company's Code of Legal and Ethical Conduct will be contained in the "Corporate Governance" section of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010, and is incorporated herein by reference. The Company intends to disclose on its website any amendment to, or waiver of, any provision of this code applicable to its directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or New York Stock Exchange.

Item 11. Executive Compensation

The information required by this item will be contained in the "Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Potential Payments Upon Termination," "Compensation Discussion & Analysis" and "Executive Compensation Tables" sections of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in the "Principal Security Holders," "Election of Directors" and "Equity Compensation Plan Information" sections of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in the "Corporate Governance – Independence Determinations" and "Certain Relationships and Related Transactions" sections of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be contained in the "Independent Registered Public Accounting Firm Fees and Services" section of the definitive proxy statement, to be filed in connection with the annual meeting of shareholders to be held on June 16, 2010, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statements Schedules

(a) List of Documents filed as part of this report.

1. Financial statements and supplementary data included in Part II, Item 8:

   Report of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets – January 31, 2010 and 2009
   Consolidated Statements of Operations for the years ended January 31, 2010, 2009 and 2008
   Consolidated Statements of Comprehensive Income (Loss) for the years ended January 31, 2010, 2009 and 2008
   Consolidated Statements of Shareholders' Equity for the years ended January 31, 2010, 2009 and 2008
   Consolidated Statements of Cash Flows for the years ended January 31, 2010, 2009 and 2008
   Notes to Consolidated Financial Statements
   Supplementary Data – Quarterly Consolidated Financial Data (Unaudited)

2. Financial statements and schedules required by Part II, Item 8 are included in Part IV, Item 15(c):

	Page No.
Schedule II – Valuation and Qualifying Accounts for the years ended January 31, 2010, 2009 and 2008	167
Schedule III – Real Estate and Accumulated Depreciation at January 31, 2010 with reconciliations for the years ended January 31, 2010, 2009 and 2008	168

   Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

3. Exhibits – see (b) starting on page 163.

(b) Exhibits

Exhibit Number		Description of Document
3.1	-	Amended Articles of Incorporation of Forest City Enterprises, Inc., restated effective October 1, 2008, incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended October 31, 2008 (File No. 1-4372).
3.2	-	Certificate of Amendment by Directors to the Amended Articles of Incorporation of Forest City Enterprises, Inc. dated March 4, 2010 (setting forth Section C(2), Article IV, Preferred Stock Designation of the Series A Cumulative Perpetual Convertible Preferred Stock), incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on March 9, 2010 (File No. 1-4372).
3.3	-	Code of Regulations as amended June 15, 2006, incorporated by reference to Exhibit 3.5 to the Company's Form 10-Q for the quarter ended July 31, 2006 (File No. 1-4372).
4.1	-	Senior Note Indenture, dated as of May 19, 2003, between Forest City Enterprises, Inc., as issuer, and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on May 20, 2003 (File No. 1-4372).
4.2	-	Form of 7.625% Senior Note due 2015, incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on May 20, 2003 (File No. 1-4372).
4.3	-	Form of 7.375% Senior Note due 2034, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-A filed on February 10, 2004 (File No. 1-4372).
4.4	-	Form of 6.5% Senior Note due 2017, incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on January 26, 2005 (File No. 1-4372).
4.5	-	Indenture, dated as of October 10, 2006, between Forest City Enterprises, Inc., as issuer, and The Bank of New York Trust Company, N.A., as trustee, including, as Exhibit A thereto, the Form of 3.625% Puttable Equity-Linked Senior Note due 2011, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on October 16, 2006 (File No. 1-4372).
4.6	-	Indenture, dated as of October 7, 2009, between Forest City Enterprises, Inc., as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee, including as Exhibit A thereto, the Form of 3.625% Puttable Equity-Linked Senior Note due 2014, incorporated by reference to Exhibit 4.6 to the Company's Form 10-Q for the quarter ended October 31, 2009 (File No. 1-4372).
4.7	-	Indenture, dated October 26, 2009, between Forest City Enterprises, Inc., as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee, including as Exhibit A thereto, the Form of 5.00% Convertible Senior Note due 2016, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on October 26, 2009 (File No. 1-4372).
9.1	-	Voting Agreement, dated November 8, 2006, by and among Forest City Enterprises, Inc., RMS Limited Partnership, Powell Partners, Limited, Joseph M. Shafran and Bruce C. Ratner, incorporated by reference to Exhibit 9.1 to the Company's Form 10-K for the year ended January 31, 2007 (File No. 1-4372).
+10.1	-	Dividend Reinvestment and Stock Purchase Plan, incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended October 31, 2009 (File No. 1-4372).
+10.2	-	Supplemental Unfunded Deferred Compensation Plan for Executives, incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372).
+10.3	-	Deferred Compensation Plan for Executives, effective as of January 1, 1999, incorporated by reference to Exhibit 10.43 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372).
+10.4	-	First Amendment to the Deferred Compensation Plan for Executives, effective as of October 1, 1999, incorporated by reference to Exhibit 10.45 to the Company's Form 10-Q for the quarter ended April 30, 2005 (File No. 1-4372).

Exhibit Number		Description of Document
+10.5	-	Second Amendment to the Deferred Compensation Plan for Executives, effective as of December 31, 2004, incorporated by reference to Exhibit 10.46 to the Company's Form 10-Q for the quarter ended April 30, 2005 (File No. 1-4372).
+10.6	-	Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Executives (As Amended and Restated Effective January 1, 2008), incorporated by reference to Exhibit 10.21 to the Company's Form 10-K for the year ended January 31, 2008 (File No. 1-4372).
*+10.7	-	First Amendment to Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Executives (As Amended and Restated Effective January 1, 2008), effective as of December 17, 2009.
+10.8	-	Deferred Compensation Plan for Nonemployee Directors, effective as of January 1, 1999, incorporated by reference to Exhibit 10.44 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372).
+10.9	-	First Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective October 1, 1999, incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 (Registration No. 333-38912).
+10.10	-	Second Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective March 10, 2000, incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 (Registration No. 333-38912).
+10.11	-	Third Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective March 12, 2004, incorporated by reference to Exhibit 10.39 to the Company's Form 10-Q for the quarter ended July 31, 2004 (File No. 1-4372).
+10.12	-	Fourth Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective as of December 31, 2004, incorporated by reference to Exhibit 10.47 to the Company's Form 10-Q for the quarter ended April 30, 2005 (File No. 1-4372).
+10.13	-	Fifth Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective as of March 26, 2008, incorporated by reference to Exhibit 10.60 to the Company's Form 10-K for the year ended January 31, 2008 (File No. 1-4372).
*+10.14	-	Sixth Amendment to Deferred Compensation Plan for Nonemployee Directors, effective as of December 17, 2009.
+10.15	-	Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Nonemployee Directors (As Amended and Restated effective January 1, 2008), incorporated by reference to Exhibit 10.60 to the Company's Form 10-Q for the quarter ended April 30, 2008 (File No. 1-4372).
*+10.16	-	First Amendment to Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Nonemployee Directors (As Amended and Restated effective January 1, 2008), effective December 17, 2009.
+10.17	-	Forest City Enterprises, Inc. Executive Short-Term Incentive Plan (As Amended and Restated as of June 19, 2008), incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 24, 2008 (File No. 1-4372).
+10.18	-	Forest City Enterprises, Inc. Executive Long-Term Incentive Plan (As Amended and Restated as of June 19, 2008), incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on June 24, 2008 (File No. 1-4372).
+10.19	-	Forest City Enterprises, Inc. Senior Management Short-Term Incentive Plan (Effective February 1, 2008), incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on June 24, 2008 (File No. 1-4372).
+10.20	-	Forest City Enterprises, Inc. Senior Management Long-Term Incentive Plan (Effective February 1, 2008), incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on June 24, 2008 (File No. 1-4372).
+10.21	-	Forest City Enterprises, Inc. Amended Board of Directors Compensation Policy, effective February 1, 2008, incorporated by reference to Exhibit 10.33 to the Company's Form 10-K for the year ended January 31, 2008 (File No. 1-4372).

Exhibit Number		Description of Document
+10.22	-	Forest City Enterprises, Inc. Unfunded Nonqualified Supplemental Retirement Plan for Executives (As Amended and Restated Effective January 1, 2008), incorporated by reference to Exhibit 10.59 to the Company's Form 10-K for the year ended January 31, 2008 (File No. 1-4372).
*+10.23	-	Amended and Restated Form of Incentive and Nonqualified Stock Option Agreement, effective as of March 25, 2010.
*+10.24	-	Amended and Restated Form of Restricted Stock Agreement, effective as of March 25, 2010.
+10.25	-	Form of Forest City Enterprises, Inc. Performance Shares Agreement, incorporated by reference to Exhibit 10.6 to the Company's Form 8-K filed on June 24, 2008 (File No. 1-4372).
+10.26	-	Form of Forest City Enterprises, Inc. Nonqualified Stock Option Agreement for Nonemployee Directors, incorporated by reference to Exhibit 10.66 to the Company's Form 10-Q for the quarter ended July 31, 2008 (File No. 1-4372).
+10.27	-	Form of Forest City Enterprises, Inc. Restricted Shares Agreement for Nonemployee Directors, incorporated by reference to Exhibit 10.67 to the Company's Form 10-Q for the quarter ended July 31, 2008 (File No. 1-4372).
+10.28	-	Forest City Enterprises, Inc. 1994 Stock Plan (As Amended and Restated as of June 19, 2008), incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 24, 2008 (File No. 1-4372).
+10.29	-	Employment Agreement entered into on May 31, 1999, effective January 1, 1999, between Forest City Enterprises, Inc. and Albert B. Ratner, incorporated by reference to Exhibit 10.47 to the Company's Form 10-Q for the quarter ended July 31, 1999 (File No. 1-4372).
+10.30	-	First Amendment to Employment Agreement effective as of February 28, 2000 between Forest City Enterprises, Inc. and Albert B. Ratner, incorporated by reference to Exhibit 10.45 to the Company's Form 10-K for the year ended January 31, 2000 (File No. 1-4372).
+10.31	-	Employment Agreement entered into on May 31, 1999, effective January 1, 1999, between Forest City Enterprises, Inc. and Samuel H. Miller, incorporated by reference to Exhibit 10.48 to the Company's Form 10-Q for the quarter ended July 31, 1999 (File No. 1-4372).
+10.32	-	Agreement regarding death benefits entered into on May 31, 1999, between Forest City Enterprises, Inc. and Robert G. O'Brien, incorporated by reference to Exhibit 10.29 to the Company's Form 10-Q for the quarter ended April 30, 2009 (File No. 1-4372).
+10.33	-	Employment Agreement entered into on July 20, 2005, effective February 1, 2005, between Forest City Enterprises, Inc. and Charles A. Ratner, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 26, 2005 (File No. 1-4372).
+10.34	-	First Amendment to Employment Agreement, dated as of November 9, 2006, by and among Charles A. Ratner and Forest City Enterprises, Inc., incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 13, 2006 (File No. 1-4372).
+10.35	-	Employment Agreement entered into on July 20, 2005, effective February 1, 2005, between Forest City Enterprises, Inc. and James A. Ratner, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on July 26, 2005 (File No. 1-4372).
+10.36	-	First Amendment to Employment Agreement, dated as of November 9, 2006, by and among James A. Ratner and Forest City Enterprises, Inc, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on November 13, 2006 (File No. 1-4372).
+10.37	-	Employment Agreement entered into on July 20, 2005, effective February 1, 2005, between Forest City Enterprises, Inc. and Ronald A. Ratner, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on July 26, 2005 (File No. 1-4372).

Exhibit Number		Description of Document
+10.38	-	First Amendment to Employment Agreement, dated as of November 9, 2006, by and among Ronald A. Ratner and Forest City Enterprises, Inc., incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on November 13, 2006 (File No. 1-4372).
+10.39	-	Employment Agreement, effective November 9, 2006, by and among Bruce C. Ratner and Forest City Enterprises, Inc., incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 13, 2006 (File No. 1-4372).
10.40	-	Master Contribution and Sale Agreement, dated as of August 10, 2006, by and among Forest City Enterprises, Inc., certain entities affiliated with Forest City Enterprises, Inc., Forest City Master Associates III, LLC, certain entities affiliated with Forest City Master Associates III, LLC, certain entities affiliated with Bruce C. Ratner and certain individuals affiliated with Bruce C. Ratner, incorporated by reference to Exhibit 10.37 to the Company's Form 10-Q for the quarter ended July 31, 2009 (File No. 1-4372). Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
10.41	-	Registration Rights Agreement by and among Forest City Enterprises, Inc. and the holders of BCR Units listed on Schedule A thereto dated November 8, 2006, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 filed on November 7, 2007 (Registration No. 333-147201).
10.42	-	Second Amended and Restated Credit Agreement, dated as of January 29, 2010, by and among Forest City Rental Properties Corporation, as Borrower, KeyBank National Association, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, Bank of America, N.A., as Documentation Agent and the banks named therein, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 4, 2010 (File No. 1-4372).
10.43	-	Pledge Agreement, dated as of January 29, 2010, by Forest City Rental Properties Corporation to KeyBank National Association, as Agent for itself and the other Banks, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on February 4, 2010 (File No. 1-4372).
10.44	-	Second Amended and Restated Guaranty of Payment of Debt,, dated as of January 29, 2010, by and among Forest City Enterprises, Inc., as Guarantor, KeyBank National Association, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, Bank of America, N.A., as Documentation Agent and the banks named therein, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on February 4, 2010 (File No. 1-4372).
10.45	-	First Amendment to Second Amended and Restated Credit Agreement and Second Amended and Restated Guaranty of Payment of Debt, dated as of March 4, 2010, by and among Forest City Rental Properties Corporation, Forest City Enterprises, Inc., KeyBank National Association, as Administrative Agent, PNC Bank National Association, as Syndication Agent, Bank of America, N.A., as Documentation Agent, and the banks named therein, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 9, 2010 (File No. 1-4372).
*21	-	Subsidiaries of the Registrant.
*23	-	Consent of PricewaterhouseCoopers LLP regarding Forms S-3 (Registration Nos. 333-147201 and 333-156394) and Forms S-8 (Registration Nos. 333-38912, 333-61925, 333-122172 and 333-153444).
*24	-	Powers of attorney.
*31.1	-	Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	-	Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	-	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Management contract or compensatory arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

* Filed herewith.

Item 15. Financial Statements Schedules

(c) Financial Statements Schedules

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
		(in thousands)		
Allowance for doubtful accounts and notes receivable				
January 31, 2010	**$ 27,213**	**$ 12,977**	**$ 6,365**	**$ 33,825**
January 31, 2009	$ 13,084	$ 15,943	$ 1,814	$ 27,213
January 31, 2008	$ 12,617	$ 2,398	$ 1,931	$ 13,084
Allowance for projects under development				
January 31, 2010	**$ 17,786**	**$ 27,415**	**$ 21,415**	**$ 23,786**
January 31, 2009	$ 11,786	$ 52,211	$ 46,211	$ 17,786
January 31, 2008	$ 15,686	$ 19,087	$ 22,987	$ 11,786
Valuation reserve on other investments				
January 31, 2010	**$ 5,952**	**$ 182**	**$ 1,314**	**$ 4,820**
January 31, 2009	$ 6,934	$ 456	$ 1,438	$ 5,952
January 31, 2008	$ 6,807	$ 148	$ 21	$ 6,934
Valuation allowances for deferred tax assets				
January 31, 2010	**$ 48,155**	**$ 13,959**	**$ 3,718**	**$ 58,396**
January 31, 2009	$ 27,414	$ 24,463	$ 3,722	$ 48,155
January 31, 2008	$ 30,914	$ 475	$ 3,975	$ 27,414

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION

Forest City Enterprises, Inc. and Subsidiaries

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of January 31, 2010						Range of Lives (In Years) on Which Depreciation in Latest Income Statement is Computed	
Description of Property	Amount of Encumbrance at January 31, 2010	Land	Buildings and Improvements	Improvements and Carrying Costs	Land	Buildings and Improvements	Total (A)(B)	Accumulated Depreciation at January 31, 2010 (C)	Date of Construction	Date Acquired	Building	Improvements
				(in thousands)								
Apartments:												
Miscellaneous investments ...	$ 1,165,786	$ 128,750	$ 1,397,342	$ 214,301	$ 122,163	$ 1,618,230	$ 1,740,393	$ 304,184	Various	-	Various	Various
Shopping Centers:												
Miscellaneous investments ...	2,508,274	329,447	2,379,754	627,133	396,862	2,939,472	3,336,334	532,105	Various	-	Various	Various
Office Buildings:												
New York, New York	640,000	91,737	375,931	145,923	150,079	463,512	613,591	20,710	2004-2007	-	Various	Various
Miscellaneous investments ...	1,832,683	52,417	2,041,013	686,318	136,017	2,643,731	2,779,748	731,071	Various	-	Various	Various
Leasehold improvements and other equipment:												
Miscellaneous investments ...	-	-	9,736	-	-	9,736	9,736	5,588	-	Various	Various	Various
Under Construction:												
Miscellaneous investments ...	1,263,500	430,284	2,210,886	-	430,284	2,210,886	2,641,170	-				
Developed Land:												
Miscellaneous investments ...	64,027	219,807	-	-	219,807	-	219,807	-				
Total	$ 7,474,270	$ 1,252,442	$ 8,414,662	$ 1,673,675	$ 1,455,212	$ 9,885,567	$ 11,340,779	$ 1,593,658				

(A) The aggregate cost at January 31, 2010 for federal income tax purposes was $10,202,650. For (B) and (C) refer to the following page.

(c) Financial Statements Schedules (continued)

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (continued)

	Years Ended January 31,		
	2010	2009	2008
	(in thousands)		
(B) Reconciliations of total real estate carrying value are as follows:			
Balance at beginning of period	**$ 10,648,573**	$ 9,225,753	$ 8,231,296
Additions during period -			
Improvements	**865,656**	1,074,632	1,023,829
Other additions	**-**	422,248	17,652
Other acquisitions	**4,713**	80,972	334,655
	870,369	1,577,852	1,376,136
Deductions during period -			
Cost of real estate sold or retired	**(151,637)**	(153,770)	(381,577)
Other deductions	**(26,526)**	(1,262)	(102)
	(178,163)	(155,032)	(381,679)
Balance at end of period	**$ 11,340,779**	$ 10,648,573	$ 9,225,753
(C) Reconciliations of accumulated depreciation are as follows:			
Balance at beginning of period	**$ 1,419,271**	$ 1,244,431	$ 1,085,978
Additions during period -			
Charged to profit or loss	**204,935**	199,213	183,750
Net other additions (deductions) during period -			
Acquisitions, retirements and sales	**(30,548)**	(24,373)	(25,297)
Balance at end of period	**$ 1,593,658**	$ 1,419,271	$ 1,244,431

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREST CITY ENTERPRISES, INC.
(Registrant)

Date: March 30, 2010 BY: /s/ Charles A. Ratner
(Charles A. Ratner, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* (Albert B. Ratner)	Co-Chairman of the Board and Director	March 30, 2010
* (Samuel H. Miller)	Co-Chairman of the Board, Treasurer and Director	March 30, 2010
/s/ Charles A. Ratner (Charles A. Ratner)	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2010
/s/ Robert G. O'Brien (Robert G. O'Brien)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 30, 2010
/s/ Linda M. Kane (Linda M. Kane)	Senior Vice President, Chief Accounting and Administrative Officer (Principal Accounting Officer)	March 30, 2010
* (James A. Ratner)	Executive Vice President and Director	March 30, 2010
* (Ronald A. Ratner)	Executive Vice President and Director	March 30, 2010
* (Brian J. Ratner)	Executive Vice President and Director	March 30, 2010
* (Bruce C. Ratner)	Executive Vice President and Director	March 30, 2010
* (Deborah Ratner Salzberg)	Director	March 30, 2010
* (Michael P. Esposito, Jr.)	Director	March 30, 2010
* (Scott S. Cowen)	Director	March 30, 2010
* (Jerry V. Jarrett)	Director	March 30, 2010
* (Joan K. Shafran)	Director	March 30, 2010
* (Louis Stokes)	Director	March 30, 2010
* (Stan Ross)	Director	March 30, 2010
* (Deborah L. Harmon)	Director	March 30, 2010

The Registrant plans to distribute to security holders a copy of the Annual Report and Proxy material on or about April 28, 2010.

* The undersigned, pursuant to a Power of Attorney executed by each of the Directors and Officers identified above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Form 10-K on behalf of each of the persons noted above, in the capacities indicated.

/s/ Charles A. Ratner
(Charles A. Ratner, Attorney-in-Fact)

March 30, 2010

EXHIBITS FILED HEREWITH

Exhibit Number		Description of Document
10.7	-	First Amendment to Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Executives (As Amended and Restated Effective January 1, 2008), effective as of December 17, 2009.
10.14	-	Sixth Amendment to Deferred Compensation Plan for Nonemployee Directors, effective as of December 17, 2009.
10.16	-	First Amendment to Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Nonemployee Directors (As Amended and Restated effective January 1, 2008), effective December 17, 2009.
10.23	-	Amended and Restated Form of Incentive and Nonqualified Stock Option Agreement, effective as of March 25, 2010.
10.24	-	Amended and Restated Form of Restricted Stock Agreement, effective as of March 25, 2010.
21	-	Subsidiaries of the Registrant.
23	-	Consent of PricewaterhouseCoopers LLP regarding Forms S-3 (Registration Nos. 333-147201 and 333-156394) and Forms S-8 (Registration Nos. 333-38912, 333-61925, 333-122172 and 333-153444).
24	-	Powers of attorney.
31.1	-	Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	-	Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	-	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 31.1

PRINCIPAL EXECUTIVE OFFICER'S CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles A. Ratner, certify that:

1. I have reviewed this annual report on Form 10-K of Forest City Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ Charles A. Ratner
Name: Charles A. Ratner
Title: President and Chief Executive Officer

Exhibit 31.2

PRINCIPAL FINANCIAL OFFICER'S CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. O'Brien, certify that:

1. I have reviewed this annual report on Form 10-K of Forest City Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ Robert G. O'Brien
Name: Robert G. O'Brien
Title: Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Forest City Enterprises, Inc. (the "Company") on Form 10-K for the year ended January 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: March 30, 2010

/s/ Charles A. Ratner
Name: Charles A. Ratner
Title: President and Chief Executive Officer

/s/ Robert G. O'Brien
Name: Robert G. O'Brien
Title: Executive Vice President and
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

(This Page Intentionally Left Blank)

(This Page Intentionally Left Blank)



FSC
Mixed Sources
Product group from well-managed
forests and other controlled sources

Cert no. SGS-COC-3028
www.fsc.org
© 1996 Forest Stewardship Council